Form 10-K, Exhibit 13
PITNEY BOWES INC /DE/
filed 1995-03-31
CIK 78814

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Segments
................................................................................

Pitney Bowes operates within two industry segments: business equipment and services and financial services.

  Business equipment and services includes: postage meters and mailing, shipping and facsimile systems, copiers and copier supplies, and mailroom, reprographics and related facilities management services.

  The financial services segment includes the worldwide financing operations of the company. This segment provides lease financing for the company's products as well as other financial services for the commercial and industrial markets.

  Dictaphone Corporation (Dictaphone) and Monarch Marking Systems, Inc. (Monarch) subsidiaries have been classified as discontinued operations and are, therefore, excluded from the following segment data. (See Note 11 to the consolidated financial statements.)

  Revenue and operating profit by business segment and geographic area for the years 1992 to 1994 were as follows:

                                Revenue
                       --------------------------
(in millions)             1994     1993*    1992*
-------------------------------------------------
Industry segments:
  Business equipment
    and services        $2,586   $2,386   $2,255
  Financial services       685      614      633
------------------------------------------------
Total                   $3,271   $3,000   $2,888
================================================
Geographic areas:
  United States         $2,851   $2,550   $2,355
  Europe                   293      303      351
  Canada and other         231      251      262
  Inter-area revenue      (104)    (104)     (80)
------------------------------------------------
Total                   $3,271   $3,000   $2,888
================================================

                             Operating profit
                         ------------------------
(in millions)             1994     1993*    1992*
-------------------------------------------------
Industry segments:
  Business equipment
    and services         $ 425    $ 371    $ 319
  Financial services       227      209      201
------------------------------------------------
Total                    $ 652    $ 580    $ 520
================================================
Geographic areas:
  United States          $ 655    $ 524    $ 459
  Europe                   (13)      28       25
  Canada and other          19       33       38
  Inter-area profit         (9)      (5)      (2)
------------------------------------------------
Total                    $ 652    $ 580    $ 520
================================================

*Reclassified to reflect discontinued operations.

  Identifiable assets by business segment and geographic area for the years 1992 to 1994 were as follows:

                             Identifiable assets
                        -------------------------
(in millions)             1994     1993*    1992*
-------------------------------------------------
Industry segments:
  Business equipment
    and services        $1,978   $1,901   $1,665
  Financial services     4,897    4,441    4,352
------------------------------------------------
Total                   $6,875   $6,342   $6,017
================================================
Geographic areas:
  United States         $6,317   $5,743   $5,103
  Europe                   331      389      493
  Canada and other         433      476      610
------------------------------------------------
Total                   $7,081   $6,608   $6,206
================================================

*Reclassified to reflect discontinued operations.

Events Impacting Comparability
................................................................................

The company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (FAS 112), as of January 1, 1994. FAS 112 required that postemployment benefits be recognized on the accrual basis of accounting. Postemployment benefits include primarily company provided medical benefits to disabled employees and company provided life insurance as well as other disability- and death-related benefits to former or inactive employees, their beneficiaries and covered dependents.

  The one-time effect of adopting FAS 112 was a non-cash, after-tax charge of $119.5 million (net of approximately $80.5 million of income taxes), or 76 cents per share. Additional information with respect to accounting for postemployment benefits is disclosed in note 10 to the consolidated financial statements.

  Based on an extensive strategic review on how best to capitalize on its strengths and competitive position, the company determined to concentrate its energies and resources on products and services which facilitate the preparation, organization, movement, delivery, tracking, storage and retrieval of documents, packages, letters and other materials, in hard copy and digital form for its customers. Accordingly, in the third quarter of 1994, the company announced its intent to seek buyers for its Dictaphone and Monarch subsidiaries. The sales of Dictaphone and Monarch are expected to result in gains at closings which are expected to occur in 1995. Dictaphone and Monarch have been classified in the Consolidated Statement of Income as discontinued operations; revenue and income from continuing operations exclude the results of Dictaphone and Monarch for all periods presented.

  With the fourth quarter 1993 acquisition of Ameriscribe Corporation (Ameriscribe), the company continued the expansion of its facilities management business. Ameriscribe, a nationwide provider of on-site reprographics, mailroom and other office services to industrial corporations and professional service firms on a contract basis, was integrated with the com-pany's mailroom management organization. The transaction was accounted for by the purchase method. See note 11 to the consolidated financial statements.

  The Omnibus Budget Reconciliation Act of 1993 (the Tax Act), enacted August 10, 1993, increased U.S. corporate income tax rates from 34 percent to 35 percent, retroactive to January 1, 1993. The liability method of accounting for income taxes requires the effect of the change in tax laws or rates on current earnings and accumulated deferred income taxes to be reflected in the period when the new legislation is enacted. Consequently, the company recorded $22.0 million of additional taxes against 1993 income from continuing operations ($5.4 million on 1993 earnings and $16.6 million on deferred taxes).

  In the fourth quarter of 1992, the company adopted retroactively to January 1, 1992, Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106), which addresses health care and other welfare benefits provided to retirees. FAS 106 required a change from the cash basis of accounting to the accrual basis of accounting for nonpension postretirement benefits. The transition effect of adopting this standard on the immediate recognition basis, which was recorded in the first quarter of 1992, was a one-time, after-tax charge of $215 million or $1.35 per share; the 1992 incremental after-tax costs on 1992 income from continuing operations amounted to $14 million or $.09 per share. In early 1993, the company announced several changes to its health care plans which have significantly reduced the ongoing incremental impact of FAS 106 on earnings. Among these changes was the establishment of plan cost maximums in order to more effectively control future medical costs. Additional information with respect to accounting for nonpension postretirement benefits is disclosed in note 10 to the consolidated financial statements.

  In 1992, the company sold its Wheeler Group Inc. (Wheeler) subsidiary, a direct mail marketer of office supplies. The sale of Wheeler for approximately $80 million in cash resulted in a $2.7 million after-tax gain. Wheeler has been classified in the Consolidated Statement of Income as a discontinued operation; revenue and income from continuing operations exclude the results of Wheeler for all periods presented.

Results of Continuing Operations
................................................................................

Revenue increased nine percent in 1994 primarily as a result of growth in the U.S. operations, especially in the facilities management, mailing, financial services and facsimile businesses as well as improved performance in the United Kingdom. Favorable foreign currency impacts in the U.K. and Germany were mostly offset by a weakening Canadian dollar. Growth was slowed by unfavorable performances in Germany and in the low-end shipping market in the U.S. In 1993, revenue increased four percent as a result of growth in the mailing, shipping and facilities management businesses in the U.S. Revenue growth in 1993 was slowed by sluggish economies worldwide, particularly in Germany, Canada and the U.K., as well as significant unfavorable foreign currency impacts in these countries. Additionally, revenue growth in both 1994 and 1993 was depressed by the company's first-quarter 1993 decision to phase out the business of financing non-Pitney Bowes equipment outside of the U.S. Income per share from continuing operations increased 15 percent to $2.21 per share in 1994 compared with a 17 percent increase to $1.92 per share in 1993. In 1994 income from continuing operations included the effect of a nonrecurring $25.4 million pretax credit. The credit was the result of a $118.6 million credit to income due to changes made in certain postemployment benefits offset, in part, by a $93.2 million charge to income covering strategic actions. This net credit added only $3.5 million, or two cents per share to income from continuing operations because some of the strategic actions were taken in countries where the company is unable to recognize associated tax benefits. In 1993, income from continuing operations was impacted by the enactment of the Tax Act as outlined in the Events Impacting Comparability section above. Excluding the effect of the nonrecurring net credit in 1994 and the impact of the Tax Act on deferred taxes in 1993, income per share from continuing operations would have been eight percent above the prior year. Excluding the impact of the Tax Act on 1993 earnings and deferred taxes, income per share from continuing operations in 1993 was $2.06 per share, an increase of 26 percent over 1992.

  Sales revenue, all of which is generated by the business equipment and services segment, increased 11 percent in 1994 and 10 percent in 1993. The 1994 increase was driven by aggressive expansion of the facilities management contract base, including the late 1993 acquisition of Ameriscribe, strong growth in sales of facsimile supplies to support the growing plain-paper equipment base and copier and production mail product placements in the U.S., as well as strong mailing equipment sales in the U.K. These growth factors were partly offset by greater revenue in 1993 from PROM (memory chip) and scale chart sales resulting from parcel and postal rate changes in the U.S. and 1994 sales declines in Germany and the U.S. shipping business. The unfavorable comparison in the U.S. shipping business, particularly in the low-volume segment was due principally to enhanced 1993 revenue due to special marketing programs as well as increased competitive pressure from carrier automation initiatives in 1994. The company is addressing competitive pressures in this market with the introduction of a new line of communications-capable low-volume shipping systems in early 1995. In Germany, 1993 record results included sales for equipment upgrades necessitated by consolidation of the East and West German postal zones. Additionally, the decision in the third quarter 1994 to phase out sales of non-mailing products as part of the company's formal plan of strategic refinement negatively impacted sales revenue. In 1994, both price increases and foreign currency impacts had less than a one percent favorable impact on sales growth. The 1993 increase included strong growth in mailing, shipping, copier and facsimile product placements in the U.S. Sales growth in 1993 was partly offset by significant unfavorable foreign currency impacts, as well as price declines on certain shipping, facsimile and copier equipment. Foreign currency impacts lowered 1993 sales growth outside the U.S., primarily in the U.K., Canada and Germany by 10 percent. Strong sales revenue growth from continued expansion of the company's facilities management business including the late 1993 acquisition of Ameriscribe contributed to the increase.

  Rentals and financing revenue, included in both the business equipment and services and financial services segments, increased ten percent in 1994 compared with a one percent decrease in 1993. While foreign exchange impacts in 1994 were not significant, if foreign currency impacts primarily attributable to weakening of the British pound, Canadian dollar and German mark are excluded, rentals and financing revenue increased one percent in 1993.

  Rental revenue increased nine percent and four percent in 1994 and 1993, respectively. These increases, particularly in 1994 are due to mailing price increases, higher numbers of postage meters on rental, including a greater mix of higher-yielding Postage By Phone(R) and electronic meters in service, as well as a greater mix of plain paper facsimile equipment placements partly offset, in 1993, by the unfavorable foreign currency impacts noted above.

  Financing revenue increased 11 percent in 1994, reflecting a greater contribution from sales of finance assets than in 1993, and included the sale of operating lease assets which generated approximately $45 million in revenue. Financing revenue also benefited from portfolio growth, increased leveraged lease revenue and fee-based income partly offset by lower lease rates and the decision to phase out the business of financing non-Pitney Bowes equipment outside of the U.S.

  Financing revenue decreased three percent in 1993 primarily as a result of the company's first-quarter decision to phase out the business of financing non-Pitney Bowes equipment outside of the U.S. As part of this strategy, the company sold approximately $120 million of external finance assets in Canada in the second quarter of 1993. Financing revenue also decreased as a result of unfavorable revenue impacts associated with a partnership lease transaction (discussed below).

  Support services revenue which is derived from the business equipment and services segment, declined slightly in 1994 and was up one percent in 1993. In 1994, a decline in the non-U.S. mailing equipment service base and a shift in mix of shipping service agreements to low-volume products were mostly offset by price increases on mailing contracts. The increase in 1993 was primarily due to price increases, as well as the continued expansion of the inserter, shipping and facsimile service bases. In 1993, these increases were partly offset by negative foreign currency swings and a decline in the copier and non-U.S. mailing equipment service agreement bases.

  The cost of sales to sales revenue ratio increased to 58.4 percent in 1994 from 55.2 percent in 1993 and 54.6 percent in 1992. The ratio increases were due to the growing significance of the company's facilities management business which includes most of its expenses in cost of sales, particularly in 1994 due to the full year impact of the Ameriscribe acquisition. In 1994 and 1993, increased engineering support of the company's many new products, reduced margins on certain of the company's mailing, shipping and facsimile products and, in 1994, unfavorable LIFO expense negatively impacted these ratios. These factors were partly offset by favorable LIFO effects in 1993 and 1992 and improved margins at the company's facilities management and copier operations for all periods and, in 1992, in the company's German business equipment operation. Results in 1993 also benefited from high-margin PROM and scale chart sales. The company believes that its facilities management business will continue to increase through growth in the contract base and, as a result, the cost of sales to sales revenue ratio is also expected to increase further.

  The cost of rentals and financing to rentals and financing revenue ratio was
32.3 percent in 1994, 31.7 percent in 1993, and 30.7 percent in 1992. The increase in 1994 resulted from increased asset sale activity, including the sales of lower-margin operating lease assets with a cost of $42.6 million offset, in part, by favorable mailing rental equipment margins in the U.S. The increase in 1993 reflects the increased credit loss provision established in the financial services segment during the year which included an approximately $14 million second-quarter charge for potential losses in Germany. The growing impact of amortization of purchased mortgage servicing rights associated with the company's mortgage servicing subsidiary also increased the cost ratio in all periods.

  Selling, service and administrative expenses as a percentage of revenue were
35.7 percent in 1994, 37.3 percent in 1993 and 39.2 percent in 1992. The ratios benefited from lower relative expenses related to the facilities management business particularly in 1994, after the Ameriscribe acquisition, effective management of overall U.S. employee benefit costs and continued cost containment programs throughout the company. Also, 1994 benefited from a patent royalty settlement and a special cash payment pursuant to a corporate reorganization of the acquirer of Wheeler. In 1993, expense reductions resulted from the establishment of retiree medical coverage maximums. In 1992, however, this ratio was unfavorably impacted by $22 million due to the adoption of the accounting standard for nonpension postretirement benefits which largely offset the favorable impact of the company's cost reduction programs in that year.

  Research and development expenses declined three percent in 1994 and five percent in 1993. These declines were caused by the completion of the primary development cycle for certain of the company's major new mailing products, with the most significant new products launched in 1992. These products currently use ongoing engineering support to improve functionality and increase manufacturing efficiencies. This support is recorded in cost of sales. In addition, the company has maintained its cost containment programs while continuing to significantly invest in new product development focusing on electronic technology and software development.

  Net interest expense increased six percent in 1994 while decreasing 19 percent in 1993. In 1994 the increase was due to higher short-term interest rates and average borrowing levels. Increased borrowing levels were used primarily to fund treasury stock repurchases and investments in finance assets. It is anticipated that this unfavorable comparison will continue if interest rates continue to rise. In 1993, the decline in interest expense resulted from lower short- and long-term interest rates on the company's debt as well as a gradual shift in borrowings to lower interest bearing short-term notes payable. On a swap adjusted basis, the ratio of notes payable to the sum of notes payable and long-term debt was 58 percent in 1994 compared to 57 percent in 1993. The company's practice is to manage its interest rate risk, most of which is in the financial services segment, through the use of a balanced mix of debt maturities, variable- and fixed-rate debt and interest rate swap agreements.

  In 1994, as noted above, a net nonrecurring credit of $25.4 million resulted from a $118.6 million credit to income for changes made to certain postemployment benefits and the decision to undertake certain strategic actions which resulted in a $93.2 million charge to income.

  Since the first quarter of 1994, as part of the company's employee work-life initiatives, employee input was actively sought about benefits, and it was concluded that employees prefer benefits more closely related to their changing work-life needs. As a result, in the third quarter of 1994, the company significantly reduced or eliminated certain postemployment benefits, specifically service-related company-subsidized life insurance, salary continuance and medical benefits, resulting in a pre-tax credit to income of $118.6 million ($70.9 million net of approximately $47.7 million of income taxes). 1994 postemployment benefit expense was not materially effected by the net impact of the adoption of FAS 112 discussed in Events Impacting Comparability above and these benefit changes, nor is ongoing postemployment benefit expense expected to be materially affected. As a further outgrowth of the above study, the company also instituted, effective January 1, 1995, certain enhancements to its deferred investment plan, including an increase in the company's match of employee contributions.

  Secondly, during the third quarter of 1994, the company adopted a formal plan designed to address the impact of technology on work force requirements and to further refine its strategic focus on core businesses worldwide. The company recorded a $93.2 million charge to income to cover the costs of such actions. The charge includes $61 million of severance and benefit costs for work force reductions, $22 million of asset write downs and $10 million of other exit costs. All but the asset write downs will result in cash outlays.

  The phase-out of older product lines, introduction of new, advanced products and increased need for higher employee skill levels to deliver and service these products will require a work force reduction of approximately 2,000 employees worldwide over the coming year, and the future hiring of approximately 850 new employees with these requisite enhanced skills. All costs associated with hiring of new employees were excluded from the charge and will be recognized appropriately in the period incurred.

  Current and future advanced product offerings require a smaller, but more highly skilled engineering, manufacturing and service work force to take full advantage of design, production, diagnostic and service strategies. These disciplines account for a work force reduction of more than 850 employees and will require severance and benefit costs of $27 million. Other strategic actions include reengineering and streamlining of order flow, logistics and other administrative processes in the U.S., Europe and the Asia Pacific region which will result in an additional work force reduction of more than 800 employees requiring severance and benefit costs of $22.7 million. The decisions to phase out non-mailing products in Germany and the cessation of further development and marketing of shipping products which cannot be cost-effectively upgraded to new technologies will account for the remaining work force reductions and related severance and benefit costs.

  As noted above, included in the plan to refine the strategic business focus of the company are asset write downs of $22 million and $10 million of other exit costs for certain additional actions. Consistent with a refinement of focus on our core businesses, these actions include phasing out non-mailing products in Germany. This decision requires the write down of inventories, lease and rental contracts and other assets to their net realizable value for which $7.4 million has been provided. The decision to cease development and marketing of certain shipping products as noted above also resulted in inventory and other asset write-offs of $8.6 million. The company has decided to transition a software-based business with its own product offerings to a limited product development and marketing support function. As a result, $6.3 million of goodwill related to the acquisition of this business has been written-off. The $10 million of other exit costs are primarily due to the adoption of a centralized organizational structure in the European financial services businesses that will result in the early termination of a facility lease.

  As of December 31, 1994 the company had made severance and benefit payments of $3.4 million to approximately 200 employees separated under the strategic focus initiatives.

  Benefits from the strategic focus initiatives (primarily reduced employee expense) will be offset, in part, by increased hiring and training expenses to obtain employees with requisite skills. Anticipated net cash savings in 1995 and 1996 approximate $20 million and $30 million, respectively.

  Industry segment operating profit reflects the factors discussed above and in the Financial Services discussion below. Operating profit of the business equipment and services segment increased 14 percent in 1994 compared to 17 percent in 1993. Excluding the impact of nonrecurring items, in 1994, operating profit increased five percent reflecting strong performances by the mailing, facsimile, copier and facilities management businesses in the U.S. partly offset by weaknesses in the shipping business in the U.S. and the Canadian and German mailing operations.

  The 1993 results compared favorably to 1992 which included an incremental cost for the adoption of the accounting standard for nonpension postretirement benefits. Excluding the effect of the accounting change, operating profit of this segment increased 10 percent in 1993, reflecting strong performances by the mailing, shipping, copier, facsimile and facilities management businesses in the U.S., partly offset by weaknesses in the Canadian and European mailing operations.

  Operating profit in the financial services segment increased nine percent in 1994 compared to four percent in 1993. Operating profit growth in 1994 benefited from lower relative credit loss provisions offset, in part, by lower lease rates, increasing interest rates and a lower contribution from finance asset sales. In 1993, operating profit growth benefited from a lower interest rate environment partly offset by commensurately lower new lease rates and increased relative credit loss provisions. Both 1994 and 1993 were unfavorably impacted by the decision to phase out the external financing business outside of the U.S.

  The effective tax rate was 38.5 percent in 1994, 38.7 percent in 1993 and 36.7 percent in 1992. The 1994 effective tax rate includes the impact of approximately $28 million of strategic actions for which the company could not realize associated tax benefits offset, in part, by higher levels of tax exempt income and research and development tax credits. The 1993 effective tax rate reflects the impacts of the Tax Act discussed in Events Impacting Comparability above. Excluding the impact of the tax legislation, the effective tax rate for 1993 was 34.3 percent. Further affecting this rate was the tax impact of a partnership lease transaction and research and development tax credits.

  In the fourth quarter of 1994, the company completed the purchase of a lease portfolio whereby it receives all rights to the value of the underlying equipment at lease termination and certain tax benefits over the portfolio life. The transaction will have the effect of reducing the current period tax liabilities and associated effective tax rates over the portfolio life.

  Although not affecting income, deferred translation gains amounted to $6 million in 1994 versus losses of $20 million and $60 million in 1993 and 1992, respectively. In 1994 the gains resulted primarily from the strengthening of the British pound. In both 1993 and 1992, losses resulted primarily from the weakening of the British pound. The Canadian dollar, which weakened in 1992 through 1994, contributed to these impacts.

  As part of the company's review of the impacts of technology on its core businesses and the desire of worldwide postal services to transition to all electronic postage meters, the estimated service lives of postage meters was revised effective January 1, 1995. The meter base has been segregated according to technology content. Mechanical meters, which constitute approximately 60 percent of the meter base, will have their depreciable lives shortened while electronic meters will have their depreciable lives increased due to better security, functionality and limited risk of technological obsolescence. These changes in depreciable lives will be accounted for as a change in accounting estimate and are not expected to be material to 1995 results of operations.

Financial Services
................................................................................

The financial services operations provide lease financing for Pitney Bowes products in the U.S., Canada, the U.K., Germany, France and Australia. Since the first quarter of 1993, the company has continued to phase out the business of financing non-Pitney Bowes equipment outside the U.S. These actions included the second quarter 1993 sale of approximately $120 million of finance assets in Canada. Additionally, in January 1994 Pitney Bowes Credit Corporation (PBCC) sold approximately $88 million of assets previously transferred from the German leasing business, in a privately placed transaction with a third-party investor. This transaction had no material effect on the company's results of operations.

  The company has completed its inquiry and evaluation, begun in 1993, of the assets and liabilities of its German leasing business. At this time, the company believes that sufficient reserves for credit losses are in place to provide for currently expected losses. As part of the orderly liquidation of assets from leasing non-Pitney Bowes products in Germany, the company continues to bill and collect accounts and repossess and remarket collateral where possible. These activities are expected to continue for the remainder of the lease terms.

  The company is scrutinizing the circumstances surrounding the losses. German authorities have undertaken criminal proceedings with respect to the conduct of certain German lessees of non-Pitney Bowes products and, at the request of the company, with respect to the disposition of the company's German leasing business assets. These proceedings include the former general manager of the company's Germany leasing business and others involved in that business. The principals of one of the company's large German leasing accounts have been convicted of fraud against the company and others. The company is a party to certain civil litigation and is continuing its evaluation of additional actions it can take against former management personnel of its German leasing business and others.

  The company's management continues to believe there are sufficient opportunities for profitable growth in its domestic external financing business and plans to make future external investments solely in the U.S. market.

  Prior to the first quarter 1993 announcement noted above, the company had offered financial services to the commercial and industrial markets in the U.S., Canada, the U.K., Germany, France and Australia. Condensed financial information of the company's consolidated finance operations is disclosed in note 15 to the consolidated financial statements. The finance operations financed 41 percent of consolidated sales from continuing operations in 1994, 44 percent in 1993 and 43 percent in 1992.

  Total financial services revenue amounted to $685 million in 1994 up 11 percent from 1993. Total financial services assets increased to $4.9 billion at year-end 1994, up 10 percent from $4.5 billion in 1993 which was up two percent from $4.4 billion in 1992. To fund finance assets, borrowings were $3.2 billion in 1994 and $2.9 billion in 1993. Borrowing requirements for the funding of new business were reduced by the proceeds received from the sale of approximately $190 million, $160 million and $200 million of finance assets during 1994, 1993 and 1992, respectively. In addition to the $400 million of borrowings available under shelf registration statements, the financial services segment had approximately $1.7 billion of unused lines of credit outstanding at year-end 1994, largely supporting commercial paper borrowings.

Accounting Changes
................................................................................

In addition to the adoptions of FAS 112 in 1994 and FAS 106 in 1992 as discussed in Events Impacting Comparability above, the company also adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109) in 1992, Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and Statement of Financial Accounting Standards No.119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" in 1994. Other than the impacts of FAS 112 and FAS 106 discussed in Events Impacting Comparability above, none of these statements significantly affected the company's reported results. In May 1993, Statement of Financial Accounting Standards No. 114, (FAS 114) "Accounting by Creditors for Impairment of a Loan" was issued. Subsequently in October 1994 an amendment of FAS 114, Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" was issued. Both statements must be adopted by January 1, 1995. Neither of these pronouncements is expected to materially affect the company.

Liquidity and Capital Resources
................................................................................

The current ratio reflects the company's practice of utilizing a balanced mix of debt maturities to fund finance assets. The current ratio declined to .52 to 1 at December 31, 1994 compared to .59 to 1 at December 31, 1993 as a result of increased short-term borrowings which funded the repurchase of shares of common stock, increased investment in finance assets, the redemption of long-term debt and increased inventory levels. The company enters into interest rate swap agreements principally through its financial services business segment. It has been the practice and objective of the company to use a balanced mix of debt maturities, variable- and fixed-rate debt and interest rate swap agreements to control its sensitivity to interest rate volatility. The company utilizes interest rate swap agreements when it considers the economic benefits to be favorable. Swap agreements, as noted above, have been principally utilized to fix interest rates on commercial paper and/or obtain a lower cost on debt than would otherwise be available absent the swap.

  The ratio of total debt to the total of such debt and stockholders' equity was
66.3 percent at December 31, 1994, compared to 61.3 percent at December 31, 1993. This ratio was unfavorably impacted by the company's required first quar-ter 1994 adoption of FAS 112, the repurchase of approximately 7.7 million shares of common stock for $268 million and increased investment in finance assets. These factors were partially offset by the sale of certain finance assets and the strategic decision to phase out the business of financing non-Pitney Bowes equipment outside of the U.S. as well as the company's strong operating cash flow. The shares repurchased in 1994 are in anticipation of the sales of Dictaphone and Monarch as well as for issuance under the company's stock purchase and option plans. It is expected that the board of directors will consider further authorization to repurchase the company's common stock in connection with the divestitures as appropriate.

  Of the approximately $71 million in cash required to pay severance and benefit related costs as well as certain other costs related to the company's strategic refocus actions, $3.4 million was paid out in 1994 with the remaining outlays expected principally in 1995. Asset write-downs and other provisions of approximately $22 million included in the strategic refocus did not require cash expenditures. In addition, the company's financial services business in the U.S. is required to fund approximately $54 million of additional investment in three leveraged lease transactions in February 1995.

  As part of the company's non-financial services shelf registrations, a medium-term note facility was established permitting issuance of up to $100 million in debt securities with maturities ranging from more than one year up to 30 years on which $32 million remain available at December 31, 1994. The company also has an additional $300 million remaining on shelf registrations filed with the Securities and Exchange Commission. In January 1993, the company repaid $100 million of 8.875 percent notes which matured and were previously issued under these shelf registrations.

  PBCC has $400 million available from a $500 million shelf registration statement filed with the Securities and Exchange Commission. This registration statement should meet PBCC's long-term financing needs for the next two years. In March 1994, PBCC issued $200 million of 5.625 percent notes due in February 1997. In April 1994, PBCC redeemed $100 million of 10.65 percent notes due in April 1999. PBCC had previously sold an option on a notional principal amount of $100 million to enable a counterparty to require PBCC to pay a fixed rate of
10.67 percent for five years starting April 1, 1994. The counterparty has exercised that option. In September 1994, PBCC redeemed $100 million of 10.125 percent notes due in 1997.

  At year-end 1994, the company had unused lines of credit and revolving credit facilities totaling $2.2 billion in the U.S. and $108 million outside the U.S. largely supporting commercial paper borrowings. Amounts available under credit agreements, shelf registrations and commercial paper and medium-term note programs, in addition to cash generated internally and by the anticipated sales of Dictaphone and

Monarch, are expected to be sufficient to provide for financing needs in the next two years. Information with respect to debt maturities is disclosed in note 5 to the consolidated financial statements.

Capital Investment
................................................................................

During 1994, net investments in fixed assets included $126 million in net additions to property, plant and equipment and $213 million in net additions to rental equipment and related inventories compared with $96 million and $193 million, respectively, in 1993. These additions included expenditures for normal plant and manufacturing equipment. In the case of rental equipment, the additions included the production of postage meters and the purchase of facsimile and copier equipment for both new placements and upgrade programs.

  At December 31, 1994, commitments for the acquisition of property, plant and equipment reflected plant and manufacturing equipment improvements as well as rental equipment for new and replacement programs. The company is also building a new facility to house its Shipping and Weighing Systems Division in Shelton, Connecticut, which is expected to be completed in 1995.

  As previously reported, the company's financial services segment has made senior secured loans and commitments in connection with acquisition, leveraged buyout and recapitalization financings. At December 31, 1994, the company had a total of $2.5 million of such senior secured loans and commitments outstanding compared to $13.9 million at December 31, 1993. The company has not participated in unsecured or subordinated debt financing in any highly leveraged transactions.

Environmental and Regulatory Matters
................................................................................

The company is subject to federal, state and local laws and regulations concerning the environment, and is currently participating in administrative or court proceedings as a participant in various groups of potentially responsible parties. These proceedings are at various stages of activity, and it is impossible to estimate with any certainty the total cost of remediation, the timing and extent of remedial actions which may be required by governmental authorities, and the amount of the liability, if any, of the company. If and when it is possible to make a reasonable estimate of the company's liability with respect to such a matter, a provision would be made as appropriate. Based on facts presently known to it, the company does not believe that the outcome of these proceedings will have a material adverse effect on its financial condition.

  On January 31, 1995, the United States Postal Service (USPS) issued proposed regulations addressing the manufacture, distribution, and use of postage meters. The proposed regulations cover four general categories: meter security, administrative controls, Computerized Meter Resetting Systems (CMRS) and other issues. In general, the proposed regulations impose reporting and performance obligations on meter manufacturers, prescribe potential administrative sanctions for failure to meet these obligations and would require a restructuring of the fund management system of CMRS to give the USPS more direct control over meter licensee deposits. The company is currently drafting its comments on the proposed regulations. The actions required of the company to implement the proposed regulations cannot yet be determined. It is the intent of the company to adopt strategies that would minimize any negative financial impact to the company of final regulations when issued.

Effects of Inflation and Foreign Exchange
................................................................................

Inflation, even though moderate in recent years, continues to have an effect on worldwide economies and the way companies operate. In addition to increasing labor costs and operating expenses, the company is also impacted by the higher costs associated with replacement of fixed assets and especially rental equipment assets. In the face of increasing costs, the company has generally been able to maintain profit margins through productivity and efficiency improvements, continual review of both manufacturing capacity and operating expense levels and, to an extent, price increases.

  The results of the company's international operations are subject to currency fluctuations. The company enters into foreign exchange contracts for purposes other than trading primarily to minimize its risk of loss from fluctuations in exchange rates on the settlement of firm and budgeted intercompany receivables and payables arising in connection with transfers of finished goods inventories between affiliates as well as certain intercompany loans.

  At December 31, 1994, the company had approximately $141.5 million of foreign exchange contracts outstanding, maturing through 1997, to buy or sell various currencies. Risks arise from the possible non-performance by counterparties in meeting the terms of their contracts and from movements in securities values and interest and exchange rates. However, the company does not anticipate non-performance by the counterparties as they are composed of a number of major international financial institutions. Maximum risk of loss on these contracts is limited to the amount of the difference between the spot rate at the date of the contract delivery and the contracted rate.

Dividend Policy
................................................................................

It is the policy of the Pitney Bowes board of directors to pay a cash dividend on common stock each quarter when feasible. In setting dividend payments, the board considers the dividend rate in relation to the company's recent and projected earnings and its capital investment opportunities and requirements. Pitney Bowes has paid a dividend each year since 1934.

                      SUMMARY OF SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)                  Pitney Bowes Inc.

Years ended December 31                       1994             1993            1992            1991            1990
-------------------------------------------------------------------------------------------------------------------
Total revenue                           $3,270,613       $3,000,386      $2,887,583      $2,803,160      $2,656,397
Costs and expenses                       2,729,472        2,501,526       2,475,629       2,414,163       2,321,330
Nonrecurring items, net                    (25,366)               -               -               -          86,500
-------------------------------------------------------------------------------------------------------------------
Income from continuing operations
 before income taxes                       566,507          498,860         411,954         388,997         248,567
Provision for income taxes                 218,077          193,166         151,215         146,346          89,409
-------------------------------------------------------------------------------------------------------------------
Income from continuing operations          348,430          305,694         260,739         242,651         159,158
Discontinued operations                     45,161           47,495          54,129          52,648          54,137
Effect of accounting changes              (119,532)               -        (214,631)              -               -
-------------------------------------------------------------------------------------------------------------------
Net income                              $  274,059       $  353,189      $  100,237      $  295,299      $  213,295
===================================================================================================================
Income per common and common
 equivalent share:
  Continuing operations                      $2.21            $1.92           $1.64           $1.52           $1.00
  Discontinued operations                      .29              .30             .34             .33             .34
  Effect of accounting changes                (.76)               -           (1.35)              -               -
-------------------------------------------------------------------------------------------------------------------
  Net income                                 $1.74            $2.22            $.63           $1.85           $1.34
===================================================================================================================
Total dividends on common, preference
 and preferred stock                      $162,714         $142,142        $123,112        $107,948         $94,819
Dividends per share of common stock          $1.04             $.90            $.78            $.68            $.60
Average common and common equivalent
 shares outstanding                    157,728,628      159,368,652     159,235,412     159,954,680     159,249,760

Balance sheet at December 31
-------------------------------------------------------------------------------------------------------------------
Total assets                          $  7,399,720     $  6,793,816    $  6,498,752    $  6,380,580     $ 6,060,545
Long-term debt                        $    779,217     $    847,316    $  1,015,401    $  1,058,763     $ 1,099,396
Capital lease obligations             $     23,147     $     29,462    $     32,161    $     35,755     $    36,560
Stockholders' equity                  $  1,745,069     $  1,871,595    $  1,652,881    $  1,800,683     $ 1,589,414
Book value per common share           $      11.52     $      11.81    $      10.50    $      11.31     $     10.07

Ratios
-------------------------------------------------------------------------------------------------------------------
Profit margin-continuing operations:
  Pretax earnings                             17.3%            16.6%           14.3%           13.9%            9.4%
  After-tax earnings                          10.7%            10.2%            9.0%            8.7%            6.0%
Return on stockholders' equity -
 before accounting changes                    22.6%            18.9%           19.0%           16.4%           13.4%
Debt to total capital                         66.3%            61.3%           64.5%           62.8%           65.4%

Other
-------------------------------------------------------------------------------------------------------------------
Common stockholders of record               31,226           31,189          30,828          29,588          31,323
Total employees                             32,792           32,539          28,958          29,421          29,942
Postage meters in service, U.S., U.K.
 and Canada                              1,480,692        1,445,689       1,413,448       1,393,774       1,386,387

See notes, pages 33 through 42

                       CONSOLIDATED STATEMENT OF INCOME

(Dollars in thousands, except per share data)                  Pitney Bowes Inc.

Years ended December 31                      1994         1993*        1992*
---------------------------------------------------------------------------
Revenue from:
  Sales                                $1,418,304   $1,278,859   $1,158,740
  Rentals and financing                 1,441,183    1,309,361    1,319,248
  Support services                        411,126      412,166      409,595
---------------------------------------------------------------------------
    Total revenue                       3,270,613    3,000,386    2,887,583
===========================================================================
Costs and expenses:
  Cost of sales                           828,221      705,438      633,155
  Cost of rentals and financing           466,070      415,521      404,602
  Selling, service and administrative   1,167,422    1,120,607    1,132,129
  Research and development                 78,618       80,874       84,984
  Interest expense                        194,115      189,292      230,764
  Interest income                          (4,974)     (10,206)     (10,005)
  Nonrecurring items, net                 (25,366)           -            -
---------------------------------------------------------------------------
    Total costs and expenses            2,704,106    2,501,526    2,475,629
===========================================================================
Income from continuing operations
 before income taxes                      566,507      498,860      411,954
Provision for income taxes                218,077      193,166      151,215
---------------------------------------------------------------------------
Income from continuing operations         348,430      305,694      260,739
Discontinued operations                    45,161       47,495       54,129
---------------------------------------------------------------------------
Income before effect of changes in
 accounting principles                    393,591      353,189      314,868
Effect of changes in accounting
 principles                              (119,532)           -     (214,631)
---------------------------------------------------------------------------
Net income                              $ 274,059     $353,189    $ 100,237
===========================================================================
Income per common and common
 equivalent share:
  Continuing operations                 $    2.21     $   1.92    $    1.64
  Discontinued operations                     .29          .30          .34
  Effect of changes in accounting
   principles                                (.76)           -        (1.35)
---------------------------------------------------------------------------
  Net income                            $    1.74     $   2.22    $     .63
===========================================================================

*Reclassified to reflect discontinued operations.

See notes, pages 33 through 42

                          CONSOLIDATED BALANCE SHEET

(Dollars in thousands)                                         Pitney Bowes Inc.

December 31                                                                 1994         1993
---------------------------------------------------------------------------------------------
Assets
---------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                           $   75,106   $   54,653
  Short-term investments, at cost which approximates market                  639        1,153
  Accounts receivable, less allowances: 1994, $16,909; 1993, $16,691     422,276      411,810
  Finance receivables, less allowances: 1994, $36,224; 1993, $39,488   1,050,090      994,998
  Inventories                                                            430,641      394,744
  Other current assets and prepayments                                   104,992       79,391
---------------------------------------------------------------------------------------------
    Total current assets                                               2,083,744    1,936,749
Property, plant and equipment, net                                       578,650      555,038
Rental equipment and related inventories, net                            695,343      641,588
Property leased under capital leases, net                                 12,633       15,451
Long-term finance receivables, less allowances:
  1994, $76,867; 1993, $77,024                                         3,086,401    2,895,952
Investment in leveraged leases                                           481,308      301,645
Goodwill, net of amortization: 1994, $40,984; 1993, $33,640              222,445      231,309
Other assets                                                             239,196      216,084
---------------------------------------------------------------------------------------------
Total assets                                                          $7,399,720   $6,793,816
=============================================================================================

Liabilities and stockholders' equity
---------------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable and accrued liabilities                            $  828,396   $  675,559
  Income taxes payable                                                   194,427      200,110
  Notes payable and current portion of long-term obligations           2,626,231    2,081,872
  Advance billings                                                       329,415      315,840
---------------------------------------------------------------------------------------------
    Total current liabilities                                          3,978,469    3,273,381
Deferred taxes on income                                                 453,438      409,660
Long-term debt                                                           779,217      847,316
Other noncurrent liabilities                                             443,527      391,864
---------------------------------------------------------------------------------------------
    Total liabilities                                                  5,654,651    4,922,221
---------------------------------------------------------------------------------------------
Stockholders' equity:
  Cumulative preferred stock, $50 par value, 4% convertible                   48           68
  Cumulative preference stock, no par value, $2.12 convertible             2,790        2,969
  Common stock, $2 par value (240,000,000 shares authorized;
   161,668,956 shares issued)                                            323,338      323,338
  Capital in excess of par value                                          35,200       36,762
  Retained earnings                                                    1,785,513    1,674,168
  Cumulative translation adjustments                                     (41,617)     (47,319)
  Treasury stock, at cost (10,392,953 shares)                           (360,203)    (118,391)
---------------------------------------------------------------------------------------------
    Total stockholders' equity                                         1,745,069    1,871,595
---------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                            $7,399,720   $6,793,816
=============================================================================================

See notes, pages 33 through 42

                CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS

(Dollars in thousands)                                         Pitney Bowes Inc.

Years ended December 31                                     1994        1993        1992
----------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                           $ 274,059   $ 353,189   $ 100,237
  Effect of changes in accounting principles             119,532           -     214,631
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization                        268,293     247,884     235,990
    Nonrecurring items, net                              (25,710)     (1,283)     (7,208)
    Cash used for strategic initiatives                   (3,386)          -           -
    Increase (decrease) in deferred taxes on income      119,180      81,811      (8,679)
    Change in assets and liabilities:
      Accounts receivable                                 (8,500)    (11,346)      9,791
      Sales-type lease receivables                      (173,691)   (136,667)    (99,528)
      Inventories                                        (43,801)    (51,286)    (19,370)
      Other current assets and prepayments               (22,762)    (17,012)     (2,298)
      Accounts payable and accrued liabilities            14,658      48,451      32,808
      Income taxes payable                                  (332)    (13,085)     64,830
      Advance billings                                    12,826       3,102         977
    Other, net                                           (61,937)    (63,771)    (22,078)
----------------------------------------------------------------------------------------
      Net cash provided by operating activities          468,429     439,987     500,103
----------------------------------------------------------------------------------------
Cash flows from investing activities:
  Short-term investments                                     600         537       2,900
  Net investment in fixed assets                        (345,593)   (291,783)   (224,563)
  Net investment in direct-finance lease receivables     (72,170)    108,991    (115,077)
  Investment in leveraged leases                        (104,665)     (8,174)    (60,964)
  Proceeds from sale of subsidiary                             -           -      80,000
  Net investment in companies acquired                         -      (8,428)    (15,639)
----------------------------------------------------------------------------------------
      Net cash used in investing activities             (521,828)   (198,857)   (333,343)
----------------------------------------------------------------------------------------
Cash flows from financing activities:
  Increase in notes payable                              555,457     195,024     202,666
  Proceeds from long-term obligations                    200,000           -     100,200
  Principal payments on long-term obligations           (275,333)   (244,503)   (318,540)
  Proceeds from issuance of stock                         22,702      22,544      23,827
  Stock repurchases                                     (268,419)    (86,861)    (89,392)
  Dividends paid                                        (162,714)   (142,142)   (123,112)
----------------------------------------------------------------------------------------
      Net cash provided by (used in) financing
       activities                                         71,693    (255,938)   (204,351)
----------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                    2,159      (1,555)     (4,921)
----------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents          20,453     (16,363)    (42,512)
Cash and cash equivalents at beginning of year            54,653      71,016     113,528
----------------------------------------------------------------------------------------
Cash and cash equivalents at end of year               $  75,106   $  54,653   $  71,016
========================================================================================
Interest paid                                          $ 203,747   $ 199,176   $ 226,892
========================================================================================
Income taxes paid                                      $  99,379   $ 124,034   $ 126,865
========================================================================================

See notes, pages 33 through 42

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Dollars in thousands)                                         Pitney Bowes Inc.

                                                                             Capital in                Cumulative   Treasury
                                           Preferred   Preference  Common     excess of    Retained    translation    stock,
                                               stock       stock    stock     par value    earnings    adjustments  at cost
----------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1992                   $    113   $  4,417   $ 161,669    $157,449    $1,494,772   $ 33,208    $ (50,945)

Net income - 1992                                                                            100,237
Cash dividends:
  Preferred ($2.00 per share)                                                                     (4)
  Preference ($2.12 per share)                                                                  (277)
  Common ($.78 per share)                                                                   (122,831)
Issuances under dividend
 reinvestment and stock plans                                                      244           867                  21,444
Conversions to common stock                      (6)    (1,256)                 (2,460)       (4,514)                  8,236
Conversions of debt                                                               (250)                                  320
Issuance for company acquired                                                       12           195                     702
Repurchase of common stock                                                                                           (89,392)
Translation adjustments                                                                                 (60,419)
Tax credits relating to stock options                                            1,350
Two-for-one stock split                                            161,669    (156,345)       (5,324)
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                      107      3,161     323,338           -     1,463,121    (27,211)    (109,635)

Net income - 1993                                                                            353,189
Cash dividends:
  Preferred ($2.00 per share)                                                                     (3)
  Preference ($2.12 per share)                                                                  (239)
  Common ($.90 per share)                                                                   (141,900)
Issuances under dividend
 reinvestment and stock plans                                                    5,987                                20,071
Conversions to common stock                     (39)      (192)                 (1,539)                                1,770
Issuance for company acquired                                                   31,329                                56,264
Repurchase of common stock                                                                                           (86,861)
Translation adjustments                                                                                 (20,108)
Tax credits relating to stock options                                              985
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                       68      2,969     323,338      36,762     1,674,168    (47,319)    (118,391)

Net income - 1994                                                                            274,059
Cash dividends:
  Preferred ($2.00 per share)                                                                     (2)
  Preference ($2.12 per share)                                                                  (223)
  Common ($1.04 per share)                                                                  (162,489)
Issuances under dividend
 reinvestment and stock plans                                                     (801)                               23,635
Conversions to common stock                     (20)      (179)                 (1,813)                                2,012
Issuance for company acquired                                                       40                                   960
Repurchase of common stock                                                                                          (268,419)
Translation adjustments                                                                                   5,702
Tax credits relating to stock options                                            1,012
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                     $ 48    $ 2,790    $323,338   $  35,200    $1,785,513   $(41,617)   $(360,203)
============================================================================================================================

See notes, pages 33 through 42

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data or as otherwise indicated)

                                                               Pitney Bowes Inc.

1. Summary of significant accounting policies
................................................................................

Consolidation. The consolidated financial statements include the accounts of Pitney Bowes Inc. and all of its subsidiaries (the company). All significant intercompany transactions have been eliminated.

Cash equivalents, short-term investments and accounts receivable. Cash equivalents include short-term, highly liquid investments with a maturity of three months or less from date of acquisition. The company places its temporary cash and short-term investments with financial institutions and limits the amount of credit exposure with any one financial institution. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and relatively small account balances within the majority of the company's customer base, and their dispersion across different businesses and geographic areas.

Inventory valuation. Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis for most U.S. inventories, and the first-in, first-out (FIFO) basis for most non-U.S. inventories.

Fixed assets and depreciation. Property, plant and equipment are stated at cost. Major improvements which add to productive capacity or extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred. Rental equipment is depreciated on the straight-line method. Other depreciable assets are depreciated using either the straight-line method or accelerated methods. Properties leased under capital leases are amortized on a straight-line basis over the primary lease terms.

Rental arrangements and advance billings. The company rents equipment to its customers, primarily postage meters and mailing, shipping, copier and facsimile systems under short-term rental agreements, generally for periods of three months to three years. Charges for equipment rental and maintenance contracts are billed in advance; the related revenue is included in advance billings and taken into income as earned.

Financing transactions. At the time a finance transaction is consummated, the company's finance operations record the gross finance receivable, unearned income and the estimated residual value of leased equipment. Unearned income represents the excess of the gross finance receivable plus the estimated residual value over the cost of equipment or contract acquired. Unearned income is recognized as financing income using the interest method over the term of the transaction and is included in rentals and financing revenue in the Consolidated Statement of Income. Initial direct costs incurred in consummating a transaction are accounted for as part of the investment in a lease and amortized to income using the interest method over the term of the lease.

  In establishing the provision for credit losses, the company has successfully utilized an asset based percentage. This percentage varies depending on the nature of the asset, recent historical experience, vendor recourse, management judgment and the credit rating of the respective customer. The company evaluates the collectibility of its net investment in finance receivables based upon its loss experience and assessment of prospective risk, and does so through ongoing reviews of its exposures to net asset impairment. The carrying value of its net investment in finance receivables is adjusted to the estimated collectible amount through adjustments to the allowance for credit losses. Finance receivables are charged to the allowance for credit losses after collection efforts are exhausted and the account is deemed uncollectible.

  The company's general policy is to discontinue income recognition for finance receivables contractually past due for over 90 to 120 days depending on the nature of the transaction. Resumption of income recognition occurs when payments are reduced to 60 days or less past due. However, large-ticket external transactions are reviewed on an individual basis. Income recognition is normally discontinued as soon as it is apparent that the obligor will not be making payments in accordance with lease terms and resumed after the company has sufficient experience on resumption of payments to be satisfied that such payments will continue in accordance with the original or restructured contract terms.

  The company has, from time to time, sold selected finance assets. The company follows Statement of Financial Accounting Standards No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse," when accounting for its sale of finance assets. The difference between the sale price and the net receivable, exclusive of residuals, is recognized as a gain or loss.

  The company's investment in leveraged leases consist of rentals receivable net of principal and interest on the related nonrecourse debt, estimated residual value of the leased property and unearned income. The unearned income is recognized as leveraged lease revenue in income from investments over the lease term.

Goodwill. Goodwill represents the excess of cost over the value of net tangible assets acquired in business combinations and is amortized using the straight-line method over appropriate periods, principally 40 years. The recoverability of goodwill is assessed by determining whether the unamortized balance can be recovered from expected future cash flows from the applicable operation.

Revenue. Sales revenue is primarily recognized when a product is shipped.

Costs and expenses. Operating expenses of field sales and service offices are included in selling, service and administrative expenses because no meaningful allocation of such expenses to cost of sales, rentals and financing or support services is practicable.

Income taxes. The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using currently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the company's deferred tax assets and liabilities.

Deferred taxes on income result principally from expenses not currently recognized for tax purposes, the excess of tax over book depreciation, deferral of lease revenue and gross profits on sales to finance subsidiaries.

For tax purposes, income from leases is recognized under the operating method and represents the difference between gross rentals billed and operating expenses.

  It has not been necessary to provide for income taxes on $481 million of cumulative undistributed earnings of subsidiaries outside the U.S. These earnings will be either indefinitely reinvested or remitted substantially free of additional tax. Determination of the liability that would result in the event all of these earnings were remitted to the U.S. is not practicable. It is estimated, however, that withholding taxes on such remittances would approximate $29 million.

Nonpension postretirement benefits and postemployment benefits. The company provides certain health care and life insurance benefits to eligible retirees and their dependents. Substantially all of the company's U.S. and Canadian employees become eligible for retiree health care benefits after reaching age 55 and with the completion of the required service period. Postemployment benefits include primarily company provided medical benefits to disabled employees and company provided life insurance as well as other disability- and death-related benefits to former or inactive employees, their beneficiaries and covered dependents. It is the company's practice to fund amounts for these nonpension postretirement and postemployment benefits as incurred.

Income per share. Income per share is based on the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares include preference stock, stock option and purchase plan shares and convertible debt.

Deposits in trust. The company's customers electing the use of the Pitney Bowes Postage By Phone(R) meter setting system, a computerized system developed by the company for the resetting of postage meters via telephone, are required to make deposits with a trustee to cover expected postage usage. Such funds, which are not available to the company, are transferred to the respective postal services upon resettings of meters for which the company receives fees. Deposits in trust are not included in the company's Consolidated Balance Sheet.

Foreign currency translation. Assets and liabilities of subsidiaries operating outside the U.S. are translated at rates in effect at the end of the period, and revenues and expenses were translated at average rates during the period. Net deferred translation gains and losses are accumulated in stockholders' equity.

  The company enters into foreign exchange contracts for purposes other than trading primarily to minimize its risk of loss from fluctuations in exchange rates on the settlement of firm and budgeted intercompany receivables and payables arising in connection with transfers of finished goods inventories between affiliates as well as certain intercompany loans. Gains and losses on foreign exchange contracts entered into as hedges are deferred and recognized as part of the cost of the underlying transaction. Gains and losses related to changes in the value of speculative contracts are recognized in income currently. At December 31, 1994, the company had approximately $141.5 million of foreign exchange contracts outstanding, maturing through 1997, to buy or sell various currencies. Risks arise from the possible non-performance by counterparties in meeting the terms of their contracts and from movements in securities values and interest and exchange rates. However, the company does not anticipate non-performance by the counterparties as they are composed of a number of major international financial institutions. Maximum risk of loss on these contracts is limited to the amount of the difference between the spot rate at the date of the contract delivery and the contracted rate.

  Foreign currency transaction and translation gains and (losses) were $0.1 million, $(1.1) million and $3.6 million in 1994, 1993 and 1992, respectively.

2. Inventories
................................................................................

Inventories consist of the following:

December 31                              1994      1993
-------------------------------------------------------
Raw materials and work in process    $111,051  $ 98,647
Supplies and service parts            114,429    98,773
Finished products                     205,161   197,324
-------------------------------------------------------
Total                                $430,641  $394,744
=======================================================

  Had all inventories valued at LIFO been stated at current costs, inventories would have been $45.1 million and $41.4 million higher than reported at December 31, 1994 and 1993, respectively.

3. Fixed assets
................................................................................


December 31                       1994        1993
--------------------------------------------------
Land                        $   39,698   $  38,171
Buildings                      337,417     306,384
Machinery and equipment        840,901     792,294
--------------------------------------------------
                             1,218,016   1,136,849
Accumulated depreciation      (639,366)   (581,811)
--------------------------------------------------
Property, plant and
 equipment, net             $  578,650  $  555,038
==================================================
Rental equipment and
 related inventories        $1,484,698  $1,426,395
Accumulated depreciation      (789,355)   (784,807)
--------------------------------------------------
Rental equipment and
 related inventories, net   $  695,343  $  641,588
==================================================
Property leased under
 capital leases             $   38,644  $   48,792
Accumulated amortization       (26,011)    (33,341)
--------------------------------------------------
Property leased under
 capital leases, net        $   12,633  $   15,451
==================================================

4. Current liabilities
................................................................................

Accounts payable and accrued liabilities and notes payable and current portion of long-term obligations are comprised as follows:


December 31                                           1994        1993
----------------------------------------------------------------------
Accounts payable-trade                          $  242,090  $  187,480
Accrued salaries, wages and commissions             93,289      94,092
Accrued pension benefits                           108,313      80,898
Accrued nonpension postretirement benefits          15,500      15,500
Accrued postemployment benefits                     15,084           -
Miscellaneous accounts payable
 and accrued liabilities                           354,120     297,589
----------------------------------------------------------------------
Accounts payable and accrued liabilities        $  828,396  $  675,559
======================================================================
Notes payable and overdrafts                    $2,556,783  $2,000,364
Current portion of long-term debt                   66,987      78,222
Current portion of capital lease obligations         2,461       3,286
----------------------------------------------------------------------
Notes payable and current portion
 of long-term obligations                       $2,626,231  $2,081,872
======================================================================

  In countries outside the U.S., banks generally lend to non-finance subsidiaries of the company on an overdraft or term-loan basis. These overdraft arrangements and term-loans, for the most part, are extended on an uncommitted basis by banks and do not require compensating balances or commitment fees.

  Notes payable of the company's U.S. operations and financial services segment were issued as commercial paper, loans against bank lines of credit, or to trust departments of banks and others at below prevailing prime rates. Fees paid to maintain lines of credit were $2.6 million, $2.8 million and $2.3 million in 1994, 1993 and 1992, respectively.

  At December 31, 1994, notes payable and overdrafts outside the U.S. totaled $9.6 million and U.S. notes payable totaled $2.5 billion. Unused credit facilities outside the U.S. totaled $108.4 million at December 31, 1994 of which $73.2 million were for finance operations. In the U.S., the company had $2.2 billion of unused credit facilities in place at December 31, 1994 largely in support of commercial paper borrowings of which $1.6 billion were for the finance operations. The weighted average interest rates were 5.7% and 3.2% on notes payable and overdrafts outstanding at December 31, 1994 and 1993, respectively.

  The company periodically enters into interest rate swap and swap option agreements as a means of managing interest rate exposure on both its U.S. and non-U.S. debt. The interest differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The company is exposed to credit losses in the event of non-performance by the other parties to the interest rate swap agreements to the extent of the differential between the fixed- and variable-rates; such exposure is considered minimal.

  The company enters into interest rate swap agreements principally through its financial services business segment. It has been the policy and objective of the company to use a balanced mix of debt maturities, variable- and fixed-rate debt and interest rate swap agreements to control its sensitivity to interest rate volatility. The company utilizes interest rate swap agreements when it considers the economic benefits to be favorable. Swap agreements, as noted above, have been principally utilized to fix interest rates on commercial paper and/or obtain a lower cost on debt than would otherwise be available absent the swap. At December 31, 1994, the company had outstanding interest rate swap agreements with notional principal amounts of $509.9 million and terms expiring at various dates from 1995 to 2004. The company exchanged variable commercial paper rates on an equal notional amount of notes payable and overdrafts for fixed rates ranging from 5.50% to 11.63%. No interest rate swap option agreements were outstanding at December 31, 1994. Deferred gains and/or losses on terminated interest rate swap contracts were not material at December 31, 1994 and 1993.

5. Long-term debt
................................................................................

December 31                                        1994      1993
-----------------------------------------------------------------
Non-financial services debt:
  7.85% to 8.72% notes due 1995                $      -  $  9,000
  Other, various due dates (5.50% to 8.00%)         750       807
-----------------------------------------------------------------
                                                    750     9,807
Financial services debt:
Senior notes:
  6.56% to 7.48% notes due 1995-1997             45,500    75,000
  5.63% notes due 1997                          200,000         -
  10.13% notes due 1997                               -   100,000
  10.65% notes due 1999                               -   100,000
  8.80% notes due 2003                          150,000   150,000
  8.63% notes due 2008                          100,000   100,000
  9.25% notes due 2008                          100,000   100,000
  8.55% notes due 2009                          150,000   150,000
Canadian dollar notes due 1995-2000
 (8.47% to 12.50%)                               29,856    58,055
Other, various due dates
 (9.92% to 10.50%)                                3,111     4,454
-----------------------------------------------------------------
Total long-term debt                           $779,217  $847,316
=================================================================

  The company has a medium-term note facility which was established as a part of the company's shelf registrations, permitting issuance of up to $100 million in debt securities of which $32 million remain available. Securities issued under this medium-term note facility would have maturities ranging from more than one year up to 30 years. The company also has an additional $300 million remaining on shelf registrations filed with the Securities and Exchange Commission.

  Pitney Bowes Credit Corporation (PBCC) has $400 million available from a $500 million shelf registration statement filed with the Securities and Exchange Commission.

  In March 1994, PBCC issued $200 million of 5.63 percent notes due in February 1997. In April 1994, PBCC redeemed $100 million of 10.65 percent notes due in April 1999. PBCC had previously sold an option on a notional principal amount of $100 million to enable a counterparty to require PBCC to pay a fixed rate of
10.67 percent for five years starting April 1, 1994. The counterparty exercised that option. In September 1994, PBCC redeemed $100 million of 10.13 percent notes due in September 1997.

  The annual maturities of the outstanding debt during each of the next five years are as follows: 1995, $67.0 million; 1996, $6.4 million; 1997, $251.4 million; 1998, $5.5 million and 1999, $3.7 million.

  Under terms of their senior and subordinated loan agreements, certain of the finance operations are required to maintain earnings before taxes and interest charges at prescribed levels. With respect to such loan agreements, the company will endeavor to have these finance operations maintain compliance with such terms and, under certain loan agreements, is obligated, if necessary, to pay to these finance operations amounts sufficient to maintain a prescribed ratio of income available for fixed charges. The company has not been required to make any such payments to maintain income available for fixed charge coverage. The company does not guarantee payment of any of the finance operations' obligations.

6. Capital stock and capital in excess of par value
................................................................................

At December 31, 1994, 240,000,000 shares of common stock, 600,000 shares of cumulative preferred stock, and 5,000,000 shares of preference stock were authorized, and 151,276,003 shares of common stock (net of 10,392,953 shares of treasury stock), 954 shares of 4% Convertible Cumulative Preferred Stock (4% preferred stock) and 103,017 shares of $2.12 Convertible Preference Stock ($2.12 preference stock) were issued and outstanding. The balance of unreserved and unissued preferred stock (599,046 shares) and preference stock (4,896,983 shares) may be issued in the future by the board of directors, which will determine the dividend rate, terms of redemption, terms of conversion (if any) and other pertinent features. Unreserved and unissued common stock (exclusive of treasury stock) at December 31, 1994 amounted to 67,000,520 shares.

  In October 1993, the company acquired all outstanding shares and options of Ameriscribe Corporation in exchange for 2,257,792 shares of Pitney Bowes common stock. See Note 11 to the consolidated financial statements.

  The 4% preferred stock outstanding, which is entitled to cumulative dividends at the rate of $2 per year, is redeemable at the option of the company, in whole or in part at any time, at the price of $50 per share, plus dividends accrued to the redemption date. Each share of the 4% preferred stock is convertible into
12.12 shares of common stock, subject to adjustment in certain events.

  The $2.12 preference stock is entitled to cumulative dividends at the rate of $2.12 per year and is redeemable at the option of the company at the rate of $28 per share. Each share of the $2.12 preference stock is convertible into eight shares of common stock, subject to adjustment in certain events.

  At December 31, 1994, an aggregate of 835,698 shares of common stock was reserved for issuance upon conversion of the 4% preferred stock (11,562 shares) and $2.12 preference stock (824,136 shares). In addition, 1,595,031 shares of common stock were reserved for issuance under the company's dividend reinvestment and other corporate plans.

  Each share of common stock outstanding has attached one preference share purchase right. The rights, which are subject to certain anti-dilution adjustments, become exercisable in certain circumstances, after which they will entitle the holder to purchase 1/400 of a share of Series A Junior Participating Preference Stock. If, after the rights become exercisable, the company is involved in a merger or certain other transactions, the holder will be entitled to buy stock in the surviving company at a 50 percent discount.

7. Stock plans
................................................................................

Transactions under the company's stock plans are summarized below:

                                                     Price per
Common stock                                Shares       share
--------------------------------------------------------------
January 1, 1993, shares reserved           2,287,764   $ 7-$36
Shares offered 1993 (price approximates
 market value at date of grant)              842,231   $38-$43
Shares issued 1993                          (705,462)  $ 7-$31
Shares canceled 1993                        (132,506)  $22-$42
--------------------------------------------------------------
December 31, 1993, shares reserved         2,292,027   $ 7-$43
Shares offered 1994 (price approximates
 market value at date of grant)            1,009,102   $32-$40
Shares issued 1994                          (519,765)  $ 7-$38
Shares canceled 1994                        (152,398)  $30-$42
--------------------------------------------------------------
December 31, 1994, shares reserved         2,628,966   $10-$43
==============================================================

  Of the common shares reserved at December 31, 1994, options for 1,301,248 are exercisable. At December 31, 1994, there remain 1,316,410 common shares for which rights to purchase may be granted under the stock purchase plans. In addition, stock-based awards representing up to 4,954,419 common shares may be granted under other stock plans.

8. Taxes on income
................................................................................

In 1992, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109), effective retroactively to January 1, 1992. Application of FAS 109 required no cumulative effect adjustment primarily due to the company's previous use of the liability method of accounting for income taxes. The adoption of this new standard had no significant effect on the company's tax provision for 1992.

  Income from continuing operations before income taxes and the provision for income taxes consist of the following:

Years ended December 31                  1994         1993         1992
-----------------------------------------------------------------------
Income from continuing operations
 before income taxes:
  U.S.                               $565,375     $437,167     $339,598
  Outside the U.S.                      1,132       61,693       72,356
-----------------------------------------------------------------------
Total                                $566,507     $498,860     $411,954
=======================================================================
Provision for income taxes:
  U.S. federal:
    Current                          $ 37,644     $ 79,666     $ 46,128
    Deferred                          123,037       53,497       51,363
-----------------------------------------------------------------------
                                      160,681      133,163       97,491
-----------------------------------------------------------------------
  U.S. state and local:
    Current                            12,856       20,065       11,276
    Deferred                           31,295       14,834       15,532
-----------------------------------------------------------------------
                                       44,151       34,899       26,808
-----------------------------------------------------------------------
  Outside the U.S.:
    Current                            19,342       40,311       25,172
    Deferred                           (6,097)     (15,207)       1,744
-----------------------------------------------------------------------
                                       13,245       25,104       26,916
-----------------------------------------------------------------------
  Total current                        69,842      140,042       82,576
  Total deferred                      148,235       53,124       68,639
-----------------------------------------------------------------------
Total                                $218,077     $193,166     $151,215
=======================================================================

Deferred tax liabilities and (assets)
-----------------------------------------------------------------------
December 31                                          1994          1993
-----------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                 $   58,441     $  42,789
  Deferred profit (for tax purposes) on sales
   to finance subsidiaries                        316,630       308,897
  Lease revenue and related depreciation          578,916       520,110
  Other                                            46,667        30,561
-----------------------------------------------------------------------
Deferred tax liabilities                        1,000,654       902,357
-----------------------------------------------------------------------
Deferred tax assets:
  Nonpension postretirement benefits             (141,153)     (147,183)
  Pension liability                               (36,068)      (26,051)
  Inventory and equipment capitalization          (30,095)      (25,214)
  Net operating loss carryforwards                (43,528)      (32,543)
  Alternative minimum tax (AMT)
   credit carryforwards                           (65,485)      (71,571)
  Strategic focus reserve                         (27,007)            -
  Postemployment benefits                         (34,320)            -
  Other                                           (87,753)      (98,414)
  Valuation allowance                              37,532        25,975
-----------------------------------------------------------------------
Deferred tax assets                              (427,877)     (375,001)
-----------------------------------------------------------------------
Net deferred taxes                             $  572,777     $ 527,356
=======================================================================

  Net deferred taxes includes $119.3 million and $117.7 million for 1994 and 1993, respectively, of current deferred taxes which are included in income taxes payable in the Consolidated Balance Sheet.

  The deferred tax asset for net operating losses and related valuation allowance changed due to the company's refinement of its strategic focus outside the U.S. and additional losses incurred during 1994 by foreign subsidiaries. As of December 31, 1994, approximately $101.4 million of net operating loss carryforwards were available to the company. Most of these losses, as well as the company's alternative minimum tax credit, can be carried forward indefinitely.

  In 1993, the company completed a transaction whereby it contributed certain commercial aircraft, subject to direct finance leases, to a partnership. The partnership transaction had the effect of reducing the company's obligation for previously accrued deferred taxes. The reduction in deferred taxes has been recognized as a reduction in 1993 income tax expense. Also in 1993, the company recorded additional tax expense in the U.S. as a result of the Omnibus Budget Reconciliation Act of 1993.

  A reconciliation of the U.S. federal statutory rate to the company's effective tax rate follows:

Percent of pretax income              1994   1993   1992
--------------------------------------------------------
U.S. federal statutory rate           35.0%  35.0%  34.0%
State and local income taxes           5.1    4.5    4.2
Rate adjustment for deferred taxes       -    3.2      -
Partnership tax benefits               (.8)  (2.3)     -
Other                                  (.8)  (1.7)  (1.5)
--------------------------------------------------------
Effective income tax rates            38.5%  38.7%  36.7%
========================================================

9. Retirement plans
................................................................................

The company has several defined benefit and defined contribution pension plans covering substantially all employees worldwide. Benefits are primarily based on employees' compensation and years of service. Company contributions are determined based on the funding requirements of U.S. federal and other governmental laws and regulations.

  Total pension expense amounted to $50.2 million in 1994, $46.4 million in 1993 and $40.4 million in 1992. Net pension expense for defined benefit plans for 1994, 1993 and 1992 included the following components:


                                                           United States                       Foreign
                                                  ------------------------------   ------------------------------
                                                      1994       1993       1992       1994       1993       1992
-----------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during period      $ 35,908   $ 30,797   $ 27,319   $  5,975   $  5,971   $  6,913
Interest cost on projected benefit obligations      65,745     62,241     56,133     10,090      9,163     10,005
Actual return on assets                              6,880    (85,971)   (37,861)   (10,681)   (31,494)    (2,684)
Net (deferral) and amortization                    (67,094)    30,804    (11,085)    (1,502)    19,896    (10,978)
-----------------------------------------------------------------------------------------------------------------
Net periodic defined benefit pension expense(a)   $ 41,439   $ 37,871   $ 34,506   $  3,882   $  3,536   $  3,256
=================================================================================================================

(a) Net periodic defined benefit pension expense for continuing operations in the U.S. was $38.1 million, $35.1 million and $31.6 million for 1994, 1993 and 1992, respectively. Net periodic defined benefit pension expense for continuing operations outside the U.S. was $4.1 million, $3.5 million and $3.3 million for 1994, 1993 and 1992, respectively.

The funded status at December 31, 1994 and 1993 for the company's defined benefit plans was:

                                                                         United States          Foreign
                                                                      ------------------  --------------------
                                                                          1994      1993      1994        1993
--------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefits                                                     $526,832  $561,874   $107,064   $ 97,471
==============================================================================================================
  Accumulated benefit obligations                                     $581,639  $632,317   $107,283   $ 97,714
==============================================================================================================
Projected benefit obligations                                         $798,933  $854,589   $128,942   $124,286
--------------------------------------------------------------------------------------------------------------
Plan assets at fair value, primarily stocks and bonds, adjusted by:    670,182   689,622    137,494    136,900
  Unrecognized net loss (gain)                                          26,191    90,078     (6,997)   (10,889)
  Unrecognized net asset                                               (19,906)  (23,236)   (17,877)   (20,281)
  Unamortized prior service costs from plan amendments                  27,686    30,159      9,928     10,952
--------------------------------------------------------------------------------------------------------------
                                                                       704,153   786,623    122,548    116,682
--------------------------------------------------------------------------------------------------------------
Net pension liability                                                 $ 94,780  $ 67,966   $  6,394   $  7,604
==============================================================================================================
Assumptions for defined benefit plans(b):

Discount rate                                                             8.75%     7.50% 6.7%- 9.0% 6.7%- 9.5%
Rate of increase in future compensation levels                            5.75%     5.00% 3.5%- 6.5% 4.0%- 7.0%
Expected long-term rate of return on plan assets                          9.50%     9.50% 9.0%-10.0% 8.5%-10.0%
--------------------------------------------------------------------------------------------------------------

(b) Pension costs are determined using assumptions as of the beginning of the year while the funded status of the plans is determined using assumptions as of the end of the year.

10. Nonpension postretirement and postemployment benefits
................................................................................

In the fourth quarter of 1992, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106). This statement requires that the cost of these benefits be recognized over the period the employee provides credited service to the company rather than recognized on a cash basis, when incurred.

  The transition effect of adopting FAS 106 on the immediate recognition basis was retroactively reflected as of January 1, 1992, as a one-time, after-tax charge of $214.6 million (net of approximately $139.7 million of income taxes), or $1.35 per share. Application of this standard resulted in additional 1992 annual expenses, which totaled $22.4 million on income from continuing operations before income taxes and $14.2 million after income taxes. In the first quarter of 1993, the company announced certain changes to its health care plans, including plan cost maximums, which should significantly reduce the ongoing incremental impact of FAS 106 on future earnings.

  Net nonpension postretirement benefit costs consisted of the following components:

Years ended December 31                                   1994       1993
-------------------------------------------------------------------------
Service cost-benefits earned during the period        $ 10,140   $  9,249
Interest cost on accumulated postretirement
 benefit obligations                                    19,379     21,146
Net (deferral) and amortization                        (19,143)   (18,647)
-------------------------------------------------------------------------
Net periodic postretirement benefit costs(a)          $ 10,376   $ 11,748
=========================================================================

(a) Net periodic postretirement benefit costs for continuing operations was $9.8 million and $10.8 million for 1994 and 1993, respectively.

  The company's nonpension postretirement benefit plans are not funded. The status of the plans was as follows:

December 31                                                1994      1993
-------------------------------------------------------------------------
Accumulated postretirement benefit obligations:
  Retirees and dependents                              $165,397  $174,999
  Fully eligible active plan participants                38,792    54,583
  Other active plan participants                         63,751    76,229
  Unrecognized net gain (loss)                           16,179   (28,215)
  Unrecognized prior service cost                        81,650   100,306
-------------------------------------------------------------------------
Accrued nonpension postretirement benefits             $365,769  $377,902
=========================================================================

  The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 11.75% and 12% in 1994 and 1993, respectively. This was assumed to gradually decline to 5.75% and 5% by the year 2000 and remaining at that level thereafter for 1994 and 1993, respectively. A one-percentage-point increase in the assumed health care cost trend rate would increase the year-end accumulated postretirement benefit obligations by approximately $15 million as of December 31, 1994 and the net periodic postretirement health care cost by $1.2 million in 1994.

  The assumed weighted average discount rate used in determining the accumulated postretirement benefit obligations was 8.75% and 7.5% in 1994 and 1993, respectively.

  The company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (FAS 112) as of January 1, 1994. FAS 112 required that postemployment benefits be recognized on the accrual basis of accounting. The effect of adopting FAS 112 was a one-time non-cash, after-tax charge of $119.5 million (net of approximately $80.5 million of income taxes), or $.76 per share.

  Since the first quarter of 1994, as part of the company's employee work-life initiatives, employee input was actively sought about benefits and it was concluded that employees prefer benefits more closely related to their changing work-life needs. As a result, the company significantly reduced or eliminated certain postemployment benefits, specifically service-related company-subsidized life insurance, salary continuance and medical benefits, resulting in an after-tax credit to income of $70.9 million (net of approximately $47.7 million of income taxes). As a further outgrowth of this study, the company also instituted, effective January 1, 1995, certain enhancements to its deferred investment plan, including an increase in the company's match of employee contributions.

11. Acquisitions and discontinued operations
................................................................................

The company has refined its strategic focus, with the intent to capitalize on its strengths and competitive position. Based on an extensive review, the company decided to concentrate its energies and resources on products and services which facilitate the preparation, organization, movement, delivery, tracking, storage and retrieval of documents, packages, letters and other materials, in hard copy and digital form for its customers. Accordingly in 1994, the company announced its intent to seek buyers for its Dictaphone Corporation (Dictaphone) and Monarch Marking Systems, Inc. (Monarch) subsidiaries. The sales of Dictaphone and Monarch are expected to result in gains at closings which are expected to occur in 1995. Dictaphone and Monarch have been classified in the Consolidated Statement of Income as discontinued operations; revenue and income from continuing operations exclude the results of Dictaphone and Monarch for all periods presented.

  Summary results of Dictaphone and Monarch operations were as follows:

Years ended December 31         1994      1993      1992
--------------------------------------------------------
Revenue                     $552,255  $542,495  $546,541
========================================================
Income before income taxes  $ 74,843  $ 75,947  $ 83,398
Provision for income taxes    29,682    28,452    31,969
--------------------------------------------------------
Income from discontinued
 operations                 $ 45,161  $ 47,495  $ 51,429
========================================================

  In October 1993, the company acquired all outstanding shares of Ameriscribe Corporation (Ameriscribe) in exchange for approximately $83 million of Pitney Bowes common stock, plus approximately $5 million of additional shares for outstanding Ameriscribe options. Ameriscribe, a nationwide provider of on-site reprographics, mailroom and other office services to industrial corporations and professional service firms on a contract basis, had revenue of $114 million in 1992. The company consolidated this unit with its facilities management business operated through its wholly-owned subsidiary, Pitney Bowes Management Services, Inc. The transaction was accounted for by the purchase method and the proforma effect on the company's results was not significant.

  In 1992, the company sold its Wheeler Group Inc. (Wheeler) subsidiary for approximately $80 million in cash to a group consisting of the subsidiary's management and Butler Capital Corporation. As part of the transaction, the company also invested $4 million in preferred stock with warrants to purchase up to 16 percent of the common stock of the new entity. In 1994, the company exercised the warrants in exchange for common stock of the entity and pursuant to a corporate reorganization by merger of the entity, received common stock in a new entity and a special cash payment. The 1992 sale resulted in a gain of $2.7 million, net of $13.5 million of income taxes. The Wheeler divestiture was expected to result in a gain at closing, accordingly, the 1992 quarterly seasonal losses Wheeler incurred on $25.9 million of revenue for the seven months ended July 31, 1992 were deferred and offset against the gain on the sale.

12.  Nonrecurring items, net
................................................................................

During the third quarter of 1994, the company adopted a formal plan designed to address the impact of technology on work force requirements and to further refine its strategic focus on core businesses worldwide. The company recorded a $93.2 million charge to income to cover the costs of such actions. The charge includes $61 million of severance and benefit costs for work force reductions, $22 million of asset write downs and $10 million of other exit costs. All but the asset write downs will result in cash outlays.

  The phase-out of older product lines, introduction of new, advanced products and increased need for higher employee skill levels to deliver and service these products will require a work force reduction of approximately 2,000 employees worldwide over the next year, and the future hiring of approximately 850 new employees with these requisite enhanced skills. All costs associated with hiring of new employees were excluded from the charge and will be recognized appropriately in the period incurred.

  Current and future advanced product offerings require a smaller, but more highly skilled engineering, manufacturing and service work force to take full advantage of design, production, diagnostic and service strategies. These disciplines account for a work force reduction of more than 850 employees and will require severance and benefit costs of $27 million. Other strategic actions include reengineering and streamlining of order flow, logistics and other administrative processes in the U.S., Europe and the Asia Pacific region which will result in an additional work force reduction of more than 800 employees requiring severance and benefit costs of $22.7 million. The decisions to phase out non-mailing products in Germany and the cessation of further development and marketing of shipping products which cannot be cost-effectively upgraded to new technologies will account for the remaining work force reductions and related severance and benefit costs.

  As noted above, included in the plan to refine the strategic business focus of the company are asset write downs of $22 million and $10 million of other exit costs for certain additional actions. Consistent with a refinement of focus on our core businesses, these actions include phasing-out non-mailing products in Germany. This decision requires the write down of inventories, lease and rental contracts and other assets to their net realizable value for which $7.4 million has been provided. The decision to cease development and marketing of certain shipping products as noted above has resulted in further inventory and other asset write-offs of $8.6 million. The company has decided to transition a software-based business with its own product offerings to a limited product development and marketing support function. As a result, $6.3 million of goodwill related to the acquisition of this business has been written-off. The $10 million of other exit costs are primarily due to the adoption of a centralized organizational structure in the European financial services businesses that will result in the early termination of a facility lease.

  As of December 31, 1994 the company has made severance and benefits payments of $3.4 million to approximately 200 employees separated under the strategic focus initiatives.

  Benefits from the strategic focus initiatives (principally reduced employee expense) will be offset, in part, by increased hiring and training expenses to obtain employees with requisite skills. Anticipated net cash savings in 1995 and 1996 approximate $20 million and $30 million, respectively.

13. Commitments and contingencies
................................................................................

At December 31, 1994, the company's finance subsidiaries had unfunded commitments of $3.0 million to extend credit to customers. The company evaluates each customer's credit worthiness on a case-by-case basis. Upon extension of credit, the amount and type of collateral obtained, if deemed necessary by the company, is based on management's credit assessment of the customer. Fees received under the agreements are recognized over the commitment period. The maximum risk of loss arises from the possible non-performance of the customer to meet the terms of the credit agreement. As part of the company's review of its exposure to risk, adequate provisions are made for finance assets which may be uncollectible.

  The company is a defendant in a number of lawsuits, none of which will, in the opinion of management, have a material adverse effect on the company's financial position or results of operations.

  The company is subject to federal, state and local laws and regulations concerning the environment, and is currently participating in administrative or court proceedings as a participant in various groups of potentially responsible parties. These proceedings are at various stages of activity, and it is impossible to estimate with any certainty the total cost of remediation, the timing and extent of remedial actions which may be required by governmental authorities, and the amount of the liability, if any, of the company. If and when it is possible to make a reasonable estimate of the company's liability with respect to such a matter, a provision would be made as appropriate. Based on facts presently known to it, the company does not believe that the outcome of these proceedings will have a material adverse effect on its financial condition.

14. Leases
................................................................................

In addition to factory and office facilities owned, the company leases similar properties, as well as sales and service offices, equipment and other properties, generally under long-term lease agreements extending from three to 25 years. Certain of these leases have been capitalized at the present value of the net lease payments at inception. Amounts included under liabilities represent the present value of remaining lease payments.

  Future minimum lease payments under both capital and operating leases as of December 31, 1994 are as follows:

                                   Capital   Operating
Years ending December 31            leases      leases
------------------------------------------------------
1995                               $ 5,631    $ 88,268
1996                                 5,294      60,825
1997                                 4,976      39,865
1998                                 4,726      26,567
1999                                 4,716      20,202
Later years                         18,712      68,612
------------------------------------------------------
Total minimum lease payments        44,055    $304,339
                                              ========
Less amount representing interest  (18,447)
------------------------------------------
Present value of net
 minimum lease payments           $ 25,608
==========================================

  Rental expense was $127.0 million, $101.6 million and $101.4 million in 1994, 1993 and 1992, respectively.

15. Financial services
................................................................................

The company has several consolidated finance operations which are engaged in lease financing of the company's products as well as other commercial and industrial transactions in the U.S., Canada, the U.K., Germany, France and Australia. In the first quarter of 1993, the company began phasing out the business of financing non-Pitney Bowes equipment outside of the U.S. Condensed financial data for the consolidated finance operations follows:

Condensed summary of operations
Years ended December 31               1994      1993     1992
-------------------------------------------------------------
Internal finance income           $328,380  $328,719 $319,335
External finance income            356,251   285,546  314,016
-------------------------------------------------------------
Revenue                            684,631   614,265  633,351
-------------------------------------------------------------
Costs and expenses                 276,576   233,491  230,608
Interest, net                      175,152   171,982  201,421
Nonrecurring items, net              6,096        -        -
-------------------------------------------------------------
  Total expenses                   457,824   405,473  432,029
-------------------------------------------------------------
Income before income taxes         226,807   208,792  201,322
Provision for income taxes          72,677    75,012   69,954
-------------------------------------------------------------
Income before effect of changes
 in accounting principles          154,130   133,780  131,368
Effect of changes in
 accounting principles              (2,820)        -   (1,866)
-------------------------------------------------------------
Net income                        $151,310  $133,780 $129,502
=============================================================

Condensed balance sheet at December 31       1994        1993
-------------------------------------------------------------
Cash and cash equivalents              $   15,144  $    8,325
Finance receivables, net                1,050,090     994,998
Other current assets and prepayments       61,054      43,760
-------------------------------------------------------------
  Total current assets                  1,126,288   1,047,083

Long-term finance receivables, net      3,086,401   2,895,952
Investment in leveraged leases            481,308     301,645
Other assets                              225,495     210,616
-------------------------------------------------------------
Total assets                           $4,919,492  $4,455,296
=============================================================
Accounts payable and accrued
 liabilities                           $  410,564  $  376,634
Income taxes payable                      104,662     105,986
Notes payable and current portion
 of long-term obligations               2,199,843   1,889,902
-------------------------------------------------------------
  Total current liabilities             2,715,069   2,372,522

Deferred taxes on income                  263,923     232,728
Long-term debt                            973,222     997,448
Other noncurrent liabilities                4,983       3,705
-------------------------------------------------------------
  Total liabilities                     3,957,197   3,606,403
-------------------------------------------------------------
Equity                                    962,295     848,893
-------------------------------------------------------------
Total liabilities and equity           $4,919,492  $4,455,296
=============================================================

  Finance receivables are generally due in monthly, quarterly or semi-annual installments over periods ranging from three to seven years. In addition, 24 percent of the company's net finance assets represent secured commercial and private jet aircraft transactions with lease terms ranging from two to 25 years. The company considers its credit risk for these leases to be minimal since all aircraft lessees are making payments in accordance with lease agreements. The company believes any potential exposure in aircraft investment is mitigated by the value of the collateral as the company retains a security interest in the leased aircraft.

  Maturities of gross finance receivables and notes payable for the finance operations are as follows:

                          Gross finance  Notes payable and
Years ending December 31    receivables  subordinated debt
----------------------------------------------------------
1995                         $1,451,206         $2,199,843
1996                          1,082,113              5,638
1997                            747,236            251,407
1998                            462,066              5,484
1999                            256,723              3,710
Thereafter                    1,012,831            706,983
----------------------------------------------------------
Total                        $5,012,175         $3,173,065
==========================================================

  Finance operations' net purchases of Pitney Bowes equipment amounted to $617.4 million, $585.1 million and $524.4 million in 1994, 1993 and 1992, respectively.

  The components of net finance receivables were as follows:

December 31                            1994          1993
---------------------------------------------------------
Gross finance receivables       $ 5,012,175   $ 4,803,877
Residual valuation                  599,430       522,566
Initial direct cost deferred         76,323        68,633
Allowance for credit losses        (113,091)     (116,512)
Unearned income                  (1,438,346)   (1,387,614)
---------------------------------------------------------
Net finance receivables         $ 4,136,491   $ 3,890,950
=========================================================

  The company's net investment in leveraged leases is composed of the following elements:

December 31                              1994        1993
---------------------------------------------------------
Net rent receivable                 $ 479,027   $ 185,120
Unguaranteed residual valuation       550,516     422,483
Unearned income                      (548,235)   (305,958)
---------------------------------------------------------
Investment in leveraged leases        481,308     301,645
Deferred taxes arising from
 leveraged leases                    (169,537)   (114,093)
---------------------------------------------------------
Net investment in leveraged leases  $ 311,771   $ 187,552
=========================================================

  Following is a summary of the components of income from leveraged leases:

Years ended December 31              1994    1993    1992
---------------------------------------------------------
Pretax leveraged lease income     $ 6,694  $3,785  $3,281
Income tax effect                   5,050   5,381   5,490
---------------------------------------------------------
Income from leveraged leases      $11,744  $9,166  $8,771
=========================================================

  Leveraged lease assets acquired by the company are financed primarily through nonrecourse loans from third-party debt participants. These loans are secured by the lessee's rental obligations and the leased property. Net rents receivable represent gross rents less the principal and interest on the nonrecourse debt obligations. Unguaranteed residual values are principally based on independent appraisals of the values of leased assets remaining at the expiration of the lease.

  Leveraged lease investments totaling $234.4 million are related to commercial real estate facilities, with original lease terms ranging from 17 to 25 years. Also included are nine aircraft transactions with major commercial airlines, with a total investment of $227.4 million and with original lease terms ranging from 22 to 25 years and two transactions involving locomotives with a total investment of $19.5 million with original lease terms ranging from 25 to 38 years.

  The company has sold net finance receivables with varying amounts of recourse in privately-placed transactions with third-party investors. The uncollected principal balance of receivables sold and residual guarantee contracts totaled $275.2 million and $379.8 million at December 31, 1994 and 1993, respectively. The maximum risk of loss arises from the possible non-performance of lessees to meet the terms of their contracts and from changes in the value of the underlying equipment. Conversely, these contracts are supported by the underlying equipment value and credit worthiness of customers. As part of the review of its exposure to risk, the company believes adequate provisions have been made for sold receivables which may be uncollectible.

  The company has invested in various types of equipment under operating leases; the net investment at December 31, 1994 and 1993 was not significant.

16. Business segment information
................................................................................

For a description of the company's segments and financial information relating to revenue, operating profit and identifiable assets by business segment for the years 1994, 1993 and 1992, see "Segments" on page 21. That information is incorporated herein by reference. The information set forth below should be read in conjunction with such information. Operating profit of each segment is determined by deducting from revenue the related costs and operating expenses directly attributable to the segment. Segment operating profit excludes general corporate expenses, which amounted to $71.7 million in 1994, $74.4 million in 1993 and $88.3 million in 1992, income taxes and net interest other than that related to the financial services segment. Additional segment information is as follows:

Years ended December 31         1994      1993      1992
--------------------------------------------------------
Depreciation and
 amortization:
  Business equipment
   and services             $218,861  $210,591  $202,595
  Financial services          32,859    22,849    19,875
--------------------------------------------------------
Total                       $251,720  $233,440  $222,470
========================================================
Net additions to property,
 plant and equipment
 and rental equipment
 and related inventories:
  Business equipment
   and services             $246,922  $245,114  $184,882
  Financial services          47,087    28,863     1,958
--------------------------------------------------------
Total                       $294,009  $273,977  $186,840
========================================================

  Identifiable assets are those used in the company's operations in each segment and exclude cash and cash equivalents and short-term investments. Identifiable assets of geographic areas include intercompany profits on inventory and rental equipment transferred between segments and intercompany accounts. A reconciliation of identifiable assets to consolidated assets is as follows:

December 31                            1994         1993
--------------------------------------------------------
Identifiable assets by
 geographic area                 $7,081,244   $6,608,214
Inter-area profits                  (29,772)     (21,966)
Intercompany accounts              (176,874)    (243,764)
--------------------------------------------------------
Identifiable assets by industry
 segment                          6,874,598    6,342,484
Cash and cash equivalents and
 short-term investments              75,745       55,806
General corporate assets            142,928      122,046
Discontinued operations             306,449      273,480
--------------------------------------------------------
Consolidated assets              $7,399,720   $6,793,816
========================================================


17. Fair value of financial instruments
................................................................................

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, cash equivalents, short-term investments, accounts receivable, accounts payable and notes payable. The carrying amounts approximate fair value because of the short maturity of these instruments.

Investment securities. The fair value of investment securities is estimated based on quoted market prices, dealer quotes and other estimates.

Loan receivables. The fair value of loan receivables is estimated based on quoted market prices, dealer quotes or by discounting the future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings.

Long-term debt. The fair value of long-term debt is estimated based on quoted dealer prices for the same or similar issues.

Interest rate swap and swap option agreements and foreign currency exchange contracts. The fair values of interest rate swaps, swap options and foreign currency exchange contracts are obtained from dealer quotes. These values represent the estimated amount the company would receive or pay to terminate agreements taking into consideration current interest rates, the credit worthiness of the counterparties and current foreign currency exchange rates.

Residual and conditional commitment guarantee contracts. The fair value of residual and conditional commitment guarantee contracts is based on the projected fair market value of the collateral as compared to the guaranteed amount plus a commitment fee generally required by the counterparty assuming the guarantee.

Commitments to extend credit. The fair value of commitments to extend credit is estimated by comparing current market conditions taking into account the remaining terms of existing agreements and present credit worthiness of the counterparties.

Transfer of receivables with recourse. The fair value of the recourse liability represents the estimate of expected future losses. The company periodically evaluates the adequacy of reserves and estimates of expected losses, if the resulting evaluation of expected losses differs from the actual reserve, adjustments are made to the reserve.

  The estimated fair value of the company's financial instruments is as follows:

------------------------------------------------------------------
                                              Carrying        Fair
December 31, 1994                                value*      value
------------------------------------------------------------------
Investment securities                        $   7,490   $   7,553
Loan receivables                             $ 265,795   $ 268,342
Long-term debt                               $(860,295)  $(855,670)
Interest rate swaps                          $  (3,180)  $ (17,855)
Foreign currency exchange contracts          $     704   $     329
Residual and conditional commitment
 guarantee contracts                         $  (3,870)  $  (3,798)
Commitments to extend credit                         -   $    (450)
Transfer of receivables with recourse        $ (31,556)  $ (31,556)
------------------------------------------------------------------

------------------------------------------------------------------
                                            Carrying          Fair
December 31, 1993                              value*        value
------------------------------------------------------------------
Investment securities                      $   8,550       $12,068
Loan receivables                           $ 206,630   $   213,509
Long-term debt                             $(947,553)  $(1,040,286)
Interest rate swaps                        $ (15,365)  $   (75,591)
Foreign currency exchange contracts        $     265      $  2,645
Residual and conditional commitment
 guarantee contracts                       $  (3,733)  $    (3,741)
Commitments to extend credit                       -   $    (2,003)
Transfer of receivables with recourse      $ (30,526)  $   (30,526)
------------------------------------------------------------------

*Carrying value includes accrued interest and deferred fee income.

18. Quarterly financial data (unaudited)
................................................................................

Summarized quarterly financial data (in millions of dollars, except for per share data) for 1994 and 1993 follows:

                                            Three Months Ended
--------------------------------------------------------------------------
1994                            March 31   June 30     Sept. 30    Dec. 31
--------------------------------------------------------------------------
Total revenue                      $ 745      $818         $806       $902
Cost of sales and rentals
 and financing                     $ 286      $330         $312       $366
Income from
 continuing operations             $  82      $ 87         $ 85       $ 94
Discontinued operations               10        12           11         13
Effect of a change in
 accounting for
 postemployment benefits            (120)        -            -          -
--------------------------------------------------------------------------
Net income                         $ (28)     $ 99         $ 96       $107
==========================================================================
Income per common and
 common equivalent share:
  Continuing operations            $ .51      $.55         $.54       $.61
  Discontinued operations            .07       .07          .07        .08
  Effect of a change in
   accounting for post-
   employment benefits              (.75)        -            -          -
--------------------------------------------------------------------------
Net income                         $(.17)     $.62         $.61       $.69
==========================================================================

                                            Three Months Ended
--------------------------------------------------------------------------
1993                            March 31   June 30     Sept. 30    Dec. 31
--------------------------------------------------------------------------
Total revenue                       $703      $739         $724       $834
Cost of sales and rentals
 and financing                      $261      $282         $265       $313
Income from
 continuing operations              $ 70      $ 76         $ 59       $101
Discontinued operations               12        11           10         14
--------------------------------------------------------------------------
Net income                          $ 82      $ 87         $ 69       $115
==========================================================================
Income per common and
 common equivalent share:
  Continuing operations             $.44      $.48         $.37       $.63
  Discontinued operations            .08       .07          .06        .09
--------------------------------------------------------------------------
  Net income                        $.52      $.55         $.43       $.72
==========================================================================


Report of Independent Accountants
................................................................................

Price Waterhouse LLP   LOGO MARK


To the Stockholders and Board of Directors of Pitney Bowes Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Pitney Bowes Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Note 10 to the consolidated financial statements, the company adopted a new accounting standard for postemployment benefits in 1994 and elected to adopt a new accounting standard for postretirement benefits other than pensions in 1992.


/s/Price Waterhouse


Stamford, Connecticut
January 31, 1995

DIRECTORS AND OFFICERS

Directors
................................................................................

Linda G. Alvarado
President
Alvarado Construction, Inc.
commercial and industrial general contractor

Marc C. Breslawsky
Vice Chairman
Pitney Bowes Inc.

William E. Butler
Chairman and Chief Executive Officer
Eaton Corporation
manufacturer of engineered products serving automotive, industrial, commercial and defense markets

Colin G. Campbell
President
Rockefeller Brothers Fund

Michael J. Critelli
Vice Chairman
Pitney Bowes Inc.

John C. Emery, Jr.
Vice Chairman
The Robbins Company
and former Chairman, President
and Chief Executive Officer
Emery Air Freight Corporation

George B. Harvey
Chairman, President
and Chief Executive Officer
Pitney Bowes Inc.

Charles E. Hugel
Retired Chairman
and Chief Executive Officer
Combustion Engineering, Inc.
principal products are power generation and process equipment and systems

David T. Kimball
Retired Chairman and
Chief Executive Officer
General Signal Corporation
manufacturer of instrumentation and control systems and industrial equipment

Leroy D. Nunery
Vice President, Human
and Information Resources
National Basketball Association

Phyllis Shapiro Sewell
Retired Senior Vice President
Federated Department Stores, Inc.
retailer

Arthur R. Taylor
President, Muhlenberg College
and Chairman, Arthur Taylor & Co.
investment firm


Corporate Officers
................................................................................

George B. Harvey
Chairman, President and
Chief Executive Officer

Carmine F. Adimando
Vice President - Finance
and Administration, and Treasurer

Marc C. Breslawsky
Vice Chairman

Michael J. Critelli
Vice Chairman

Steven J. Green
Vice President - Controller

Douglas A. Riggs
Vice President - Communications,
Planning, Secretary and General Counsel

Carole F. St. Mark
President and Chief Executive Officer
Pitney Bowes Business Services

Johnna G. Torsone
Vice President - Personnel

                            STOCKHOLDER INFORMATION

World Headquarters
................................................................................

Pitney Bowes Inc
1 Elmcroft RD
Stamford CT  06926-0700
(203) 356-5000

Annual Meeting
................................................................................

Stockholders are cordially invited to attend the 1995 Annual Meeting at 10:00 a.m., Monday, May 8, 1995, at Pitney Bowes World Headquarters in Stamford, Connecticut. A notice of the meeting, proxy statement and proxy will be mailed to each stockholder under separate cover.

10-K Report
................................................................................

The Form 10-K report, to be filed by Pitney Bowes with the Securities and Exchange Commission, will provide certain additional information. Stockholders may obtain copies of this report without charge by writing to:

MSC 6140
Investor Relations
Pitney Bowes Inc
1 Elmcroft RD
Stamford CT  06926-0700

Stock Exchanges
................................................................................

Pitney Bowes common stock is traded under the symbol "PBI." The stock is listed on the New York Stock Exchange. It is also traded on the Chicago, Philadelphia, Boston, Pacific and Cincinnati stock exchanges.

Comments
................................................................................

Comments concerning the Annual Report should be addressed to:

MSC 6309
Director
Investor Communications
and Advertising
Pitney Bowes Inc
1 Elmcroft RD
Stamford CT  06926-0700

Stockholder Inquiries
................................................................................

Common, preference and preferred stockholders may call the company's registrar and transfer agent Chemical Bank at (800) 648-8170 or may write to the following addresses:

For lost securities requirements and securities processing (transfers, redemptions, conversions):

Chemical Bank
JAF Building
PO BOX 2862
New York NY  10116-2862

For change of address and account consolidations (combining two or more accounts):

Chemical Bank
JAF Building
PO BOX 3070
New York NY  10116-3070

For transfer inquiries, replacement dividend checks, tax information and other inquiries:

Chemical Bank
JAF Building
PO BOX 3068
New York NY  10116-3068

For dividend reinvestment enrollment requests and other dividend reinvestment information:

Chemical Bank
JAF Building
PO BOX 3069
New York NY  10116-3069

Stockholders may contact Pitney Bowes Stockholder Services at:

MSC 6313
Stockholder Services
Pitney Bowes Inc
1 Elmcroft RD
Stamford CT  06926-0700
(203) 351-6088

Investor Inquiries
................................................................................

All investor inquiries about Pitney Bowes should be addressed to:

MSC 6140
Investor Relations
Pitney Bowes Inc
1 Elmcroft RD
Stamford CT  06926-0700

Transfer Agent, Registrar, Dividend Reinvestment Agent and Successor Rights
Agent
................................................................................

Common, Preference and Preferred Stock

Equity Services
Chemical Bank
450 West 33RD ST  FL 15
New York NY  10001-2697

Stock Information
................................................................................

Dividends per common share
Quarter                          1994     1993
----------------------------------------------
First                           $ .26    $.225
Second                            .26     .225
Third                             .26     .225
Fourth                            .26     .225
                                --------------
Total                           $1.04    $ .90
                                --------------

Quarterly price ranges of
common stock
                                     1994
                               ---------------
Quarter                          High      Low
----------------------------------------------
First                          46 3/8   39 7/8
Second                         42 3/8       37
Third                          39 1/4   34 1/2
Fourth                         36 1/2   29 1/4

                                      1993
                               ---------------
Quarter                          High      Low
----------------------------------------------
First                          43 3/8   38 3/4
Second                         44 1/2   39 5/8
Third                              44   37 1/4
Fourth                         43 3/4   36 1/4

Trademarks
................................................................................

7 SERIES, 8 SERIES, ADDRESSRIGHT, ARRIVAL, BUSINESS BASICS, CUSTOMER SATISFACTION GUARANTEE, PARAGON, POSTAGE BY PHONE, SEND-IT, SMART TOUCH, SPECTRUM, STAR and VALUE ADDED MAINTENANCE SYSTEM are trademarks or service marks of Pitney Bowes Inc.

44