Form 10-K, Exhibit 13
period 1995-12-31
PITNEY BOWES INC /DE/
filed 1996-04-01
CIK 78814

                                                                 Exhibit (v)
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Segments

Pitney Bowes operates within three industry segments:
business equipment, business services and commercial and industrial financing. The company has refined its strategic focus to capitalize on its strengths and competitive position. The company is concentrating its energies and resources on products and services which facilitate the preparation, organization, movement, delivery, tracking, storage and retrieval of documents, packages, letters and other materials, in hard copy and digital form for its customers.

   The business equipment segment includes: postage meters and mailing equipment, production mail systems, shipping and facsimile systems, copiers and copier supplies, and related financing. The business services segment includes: mailroom, reprographics and related facilities management services, and mortgage servicing. The commercial and industrial financing segment provides financial services for the commercial and industrial markets.

   The company sold its Dictaphone Corporation (Dictaphone) and Monarch Marking Systems, Inc. (Monarch) subsidiaries in 1995 resulting in gains approximating $155 million net of approximately $130 million of income taxes. Dictaphone and Monarch have been classified in the Consolidated Statement of Income as discontinued operations; revenue and income from continuing operations exclude the results of Dictaphone and Monarch for all periods presented. See Note 12 to the consolidated financial statements.

   Revenue and operating profit by business segment and geographic area for the years ended 1993 to 1995 were as follows:

                                                            Revenue
                                            ------------------------------------
(in millions)                                1995           1994           1993
- --------------------------------------------------------------------------------
Industry segments:
  Business equipment                        $2,799         $2,592        $2,516
  Business services                            403            348           215
  Commercial and
    industrial financing                       353            331           269
- --------------------------------------------------------------------------------
Total                                       $3,555         $3,271        $3,000
================================================================================
Geographic areas:
  United States                             $3,108         $2,851        $2,550
  Outside the United States                    573            524           554
  Inter-area revenue                          (126)          (104)         (104)
- --------------------------------------------------------------------------------
Total                                       $3,555         $3,271        $3,000
================================================================================
                                                     Operating profit
                                            ------------------------------------
(in millions)                                1995           1994*         1993
- --------------------------------------------------------------------------------
Industry segments:
  Business equipment                        $  586         $  561        $  511
  Business services                             30             31            11
  Commercial and
    industrial financing                        69             60            58
- --------------------------------------------------------------------------------
Total                                       $  685         $  652        $  580
================================================================================
Geographic areas:
  United States                             $  643         $  655        $  524
  Outside the United States                     56              6            61
  Inter-area profit                            (14)            (9)           (5)
- -------------------------------------------------------------------------------
Total                                       $  685         $  652        $  580
================================================================================

* As a result of the nonrecurring items in 1994, industry segments include a $21 million credit in Business equipment and a $6 million credit in Business services; geographic areas include a $61 million credit in the United States and a $34 million charge outside the United States (See Note 13).

   Identifiable assets by business segment and geographic area for the years 1993 to 1995 were as follows:

                                                     Identifiable assets
                                            ------------------------------------
(in millions)                                1995           1994           1993
- --------------------------------------------------------------------------------
Industry segments:
  Business equipment                        $3,612         $3,416         $3,163
  Business services                            374            330            313
  Commercial and
    industrial financing                     3,638          3,129          2,866
- --------------------------------------------------------------------------------
Total                                       $7,624         $6,875         $6,342
================================================================================
Geographic areas:
  United States                             $6,928         $6,317         $5,743
  Outside the United States                    828            764            865
- --------------------------------------------------------------------------------
Total                                       $7,756         $7,081         $6,608
================================================================================

   Certain prior year amounts have been reclassified to conform with the 1995 presentation.

Results of Continuing Operations
1995 Compared to 1994

Revenue increased nine percent in 1995 as a result of growth in the United States operations as well as strong growth in international operations. Income per share from continuing operations increased 21 percent to $2.68 per share in 1995 from $2.21 per share in 1994. The 1995 revenue increase was primarily a result of strong double-digit growth in the facilities management contract base, strong facsimile systems supplies sales in support of the growing plain paper facsimile base and international mailing growth led by the United Kingdom mailing business which had strong equipment sales throughout 1995. In addition, sales benefited from the first quarter United States Postal Service (U.S.P.S.) rate change and the mid-1995 acquisition of Pitney Bowes' former Japanese joint venture offset, in part, by slower performance in the low-end shipping market in the U.S. In 1995, both price increases and foreign currency fluctuation had less than a one percent favorable impact on sales growth.

   Rentals and financing revenue increased nine percent in 1995. Rental revenue increased eight percent in 1995. This growth was fueled by the impressive gain in placements of electronic and digital meters including the introduction of the company's first digital meter, PostPerfect,(TM) a continued shift to more profitable electronic and digital meters utilizing the Postage By Phone(R) meter resetting system and strong volume growth in plain paper facsimile equipment placements. Financing revenue increased 10 percent in 1995. Excluding the impact of finance asset sales in both years, revenue growth would have been 16 percent. This growth was achieved by increased activity in the financing of the company's products and strong increases in creditworthy small ticket leases. Financing revenue also benefited from portfolio growth, fee-based income and increased leveraged lease revenue offset by the continued impact of the 1993 decision to phase out the business of financing non-Pitney Bowes equipment outside of the U.S.

   Volume and price growth contributed to a five percent increase in revenue from support services included in the business equipment segment. Expansion of the service agreement base in the facsimile and copier businesses offset the effect of a planned competitive pricing strategy. U.S. mailing and shipping and production mail systems had strong volume gains in the equipment service base; international mailing and production mail systems also contributed to the growth with pricing gains.

   The ratio of cost of sales to sales in 1995 was 60.9 percent versus 58.4 percent in 1994. The facilities management business includes most of its costs and expenses in cost of sales. The growth in its revenue and its increasing significance to total revenue of the company continues to impact this ratio. The increase in 1995 was also the result of increased efficiencies associated with longer production runs in 1994 in U.S. mailing. Partially offsetting the increase in the cost of sales to sales ratio was the favorable gross margin realized from the 1995 U.S.P.S. rate change.

   The ratio of cost of rentals and financing to related revenue improved to
29.4 percent in 1995 compared with 32.3 percent in 1994. The improvement was attributable to growth in fee income which has minimal associated costs, improved equipment rental margins in the U.S., a lower cost base supporting higher earning asset levels and fewer sales, in 1995, of lower-margin lease assets. Amortization of purchased mortgage rights served to partially offset the decrease in the ratio of costs to related rental and financing revenue.

   As a part of the company's direction toward new technology in transitioning to all electronic postage meters and to meet postal needs, the estimated service lives of postage meters was revised effective January 1, 1995. The meter base has been segregated according to technological content. Mechanical meters which at December 31, 1995 constituted approximately 50 percent of the meter base had their depreciable lives shortened while electronic meters had their depreciable lives lengthened due to enhanced security, functionality and limited risk of technological obsolescence. These changes in depreciable lives were accounted for as a change in accounting estimate and were not material to 1995 results of operations.

   Selling, service and administrative expense, as a percentage of revenue, was down to 34.6 percent compared to 35.7 percent in 1994. The improvement was primarily a result of more efficient operations and savings in the company's benefit plans, largely emanating from the strategic focus initiatives commenced in 1994. The improvement in this ratio was achieved despite the inclusion in 1994 of a patent royalty settlement and a special cash payment on an investment security.

   Research and development expense increased four percent as a result of advanced product development with an emphasis on electronic technology and software and the required higher expenditure on new products as they approach the end of their development cycle. In 1995, a smaller portion of the engineering activities were in support of newly introduced products.

   Net interest increased 16 percent as a result of higher interest rates coupled with higher average levels of borrowing primarily at the financial services businesses. The increased borrowing levels at the financial services businesses were used primarily to fund continued investments in finance assets. Borrowings at the corporate level related to common stock repurchases made in anticipation of the sale proceeds on Monarch and Dictaphone. Any future changes to the interest rate environment could effect the company's borrowing strategies. The company's practice is to manage the interest rate risk, most of which is in the financial services businesses, through the use of a balanced mix of debt maturities, variable and fixed-rate debt and interest rate swap agreements. The company's swap adjusted variable-rate versus fixed-rate debt mix was 57 percent and 43 percent, respectively, at December 31, 1995.

   Through December 31, 1995 the company successfully implemented the plan adopted in the third quarter of 1994 which was designed to address the impact of technology on work force requirements and to further refine its strategic focus on core businesses. The plan resulted in a $93.2 million charge against earnings in 1994. The details of this plan are discussed below and in Note 13 to the consolidated financial statements. The company has made severance and benefit payments of approximately $49 million, the majority of which were paid in 1995, to nearly 1,500 employees separated under the strategic focus initiatives. It is anticipated that upon completion of the actions contemplated under the strategic initiatives, approximately 1,700 employees will have been separated from the company at a cost approximating $5 million in excess of that initially provided in 1994. This excess has been recorded in selling, service and administrative expense. Also, the company has written down assets and incurred certain other exit costs, as planned, by approximately $19 million and $3 million, respectively, the majority of which occurred in 1994. At this time, management believes that the remaining reserve of approximately $23 million, most of which is committed to severance and benefit payments to separated employees, is adequate to complete the actions identified in the plan. The majority of the remaining reserve will require cash outlays. Benefits from the strategic focus initiatives (primarily reduced employee expense) will be offset, in part, by increased hiring and training expenses to obtain employees with requisite skills.

   Operating profit excluding the impact of nonrecurring items in 1994, increased nine percent with business equipment reflecting growth of eight percent, business services 21 percent and commercial and industrial financing 16 percent. The operating profit performance in the business equipment segment reflects strong performances by mailing and facsimile businesses in the U.S. and internationally as well as the copier business in the U.S. In the fourth quarter 1995, incremental installation and service costs approximating $9 million were reimbursed to non-U.S. operations by the related U.S. manufacturer to support certain new product introductions. All businesses contributed to the operating profit growth in the business services segment. Operating profit growth in the commercial and industrial financing segment was achieved despite increased interest expense and lower contributions from asset sales. Lower credit loss provisions together with a higher fee income contributed to the growth in operating profit.

   Inclusive of the nonrecurring charges, the operating profit growth, overall, was five percent with business equipment and commercial and industrial financing segments growing their respective operating profit by four percent and 16 percent while the business services segment reflected a three percent decrease in operating profit.

   The effective tax rate was 34.1 percent in 1995 compared to 38.5 percent in 1994. The 1994 effective tax rate includes the impact of approximately $28 million of strategic actions for which the company could not realize associated tax benefits. Excluding the impact of such nonrecurring items, the 1994 tax rate was 36.3 percent. In addition, the 1995 effective rate was favorably affected by tax benefits associated with a company owned life insurance investment, as well as a higher level of tax-exempt income and lower taxes on foreign operations.

   Although not affecting income, deferred translation losses amounted to $1 million in 1995 versus gains of $6 million in 1994. In 1995 translation losses resulted primarily from the weakening of the pound sterling.

Results of Continuing Operations
1994 Compared to 1993

Revenue increased nine percent in 1994 primarily as a result of growth in the U.S. operations, especially in the facilities management, mailing, financial services and facsimile businesses as well as improved performance in the U.K. Favorable foreign currency impacts in the U.K. and Germany were mostly offset by a weakening Canadian dollar. Growth was slowed by unfavorable performances in Germany and in the low-end shipping market in the U.S. Additionally, revenue growth in 1994 was slowed by the company's first-quarter 1993 decision to phase out the business of financing non-Pitney Bowes equipment outside of the U.S. Income per share from continuing operations increased 15 percent to $2.21 per share in 1994 from $1.92 per share in 1993. In 1994 income from continuing operations included the effect of a nonrecurring $25.4 million pretax credit. The credit was the result of a $118.6 million credit to income due to changes made in certain postemployment benefits offset, in part, by the establishment of a $93.2 million reserve covering strategic focus initiatives. This net credit added only $3.5 million, or two cents per share to income from continuing operations because some of the strategic actions were taken in countries where the company is unable to recognize associated tax benefits.

   In 1993, income from continuing operations was impacted by the enactment of the Omnibus Budget Reconciliation Act of 1993 (the Tax Act), enacted August 10, 1993, which increased U.S. corporate income tax rates from 34 percent to 35 percent, retroactive to January 1, 1993. Consequently, the company recorded $22.0 million of additional taxes against 1993 income from continuing operations ($5.4 million on 1993 earnings and $16.6 million on deferred taxes). Excluding the effect of the nonrecurring net credit in 1994 and the impact of the Tax Act on deferred taxes in 1993, income per share from continuing operations would have been eight percent above the prior year.

   Sales revenue increased 11 percent in 1994 driven by aggressive expansion of the facilities management contract base, including the late 1993 acquisition of Ameriscribe, strong growth in sales of facsimile supplies to support the growing plain-paper equipment base and copier and production mail systems product placements in the U.S., as well as strong mailing equipment sales in the U.K. These growth factors were partly offset by greater revenue in 1993 from PROM (memory chip) and scale chart sales resulting from parcel and postal rate changes in the U.S. and 1994 sales declines in Germany and the U.S. shipping business. The unfavorable comparison in the U.S. shipping business, particularly in the low-volume segment was due principally to enhanced 1993 revenue due to special marketing programs as well as increased competitive pressure from carrier automation initiatives in 1994. In Germany, 1993 record results included sales for equipment upgrades necessitated by consolidation of the East and West German postal zones. Additionally, the decision in the third quarter 1994 to phase out sales of non-mailing products as part of the company's formal plan of strategic focus refinement negatively impacted sales revenue. In 1994, both price increases and foreign currency impacts had less than a one percent favorable impact on sales growth.

   Rentals and financing revenue increased ten percent in 1994. Rental revenue increased nine percent in 1994. This increase was due to mailing price increases, higher numbers of postage meters on rental, including a greater mix of higher-yielding Postage By Phone(R) and electronic meters, as well as a greater mix of plain paper facsimile equipment placements. Financing revenue increased 11 percent in 1994, reflecting a greater contribution from sales of finance assets than in 1993, and included the sale of operating lease assets which generated approximately $45 million in revenue. Financing revenue also benefited from portfolio growth, increased leveraged lease revenue and fee-based income partly offset by lower lease rates and the decision to phase out the business of financing non-Pitney Bowes equipment outside of the U.S.

   Support services revenue decreased slightly in 1994. This decrease was due to a decline in the non-U.S. mailing equipment service base and a shift in mix of shipping service agreements to low-end products which were mostly offset by price increases on mailing contracts.

   The cost of sales to sales revenue ratio increased to 58.4 percent in 1994 from 55.2 percent in 1993. The ratio increase was due to the growing significance of the company's facilities management business which includes most of its costs and expenses in cost of sales, particularly after the Ameriscribe acquisition. In 1994, increased engineering support of the company's many new products, reduced margins on certain of the company's mailing, shipping and facsimile products and unfavorable LIFO expense negatively impacted the comparison of these ratios. These factors were partly offset by improved margins at the company's facilities management and copier operations in both years. Results in 1993 also benefited from high-margin PROM and scale chart sales as well as favorable LIFO effects.

   The cost of rentals and financing to rentals and financing revenue ratio was
32.3 percent in 1994 compared with 31.7 percent in 1993. The increase in 1994 resulted from increased asset sale activity, including the sales of lower-margin operating lease assets with a cost of $42.6 million, offset, in part, by favorable mailing rental equipment margins in the U.S. The growing impact of amortization of purchased mortgage servicing rights associated with the company's mortgage servicing subsidiary also increased the cost ratio in 1994.

   Selling, service and administrative expense as a percentage of revenue was
35.7 percent in 1994 compared to 37.3 percent in 1993. The ratio comparison benefited from lower relative expenses related to the facilities management business after the Ameriscribe acquisition, effective management of overall U.S. benefit costs, and continued cost containment programs throughout the company. Also, 1994 benefited from a patent royalty settlement and a special cash payment on an investment security. Expense reductions resulted from the establishment of retiree medical coverage maximums.

   Research and development expense declined three percent in 1994. This decline was caused by the completion of the primary development cycle for certain of the company's major new mailing products, with the most significant new products launched in 1992. These products currently use ongoing engineering support to improve functionality and increase manufacturing efficiencies, the cost of which is recorded in cost of sales.

   Net interest expense increased six percent in 1994. In 1994 the increase was due to higher short-term interest rates and average borrowing levels. Increased borrowing levels were used primarily to fund common stock repurchases and investments in finance assets. The company's practice is to manage its interest rate risk, most of which is in the financial services businesses, through the use of a balanced mix of debt maturities, variable- and fixed-rate debt and interest rate swap agreements. The company's swap adjusted variable rate versus fixed-rate debt mix was 65 percent and 35 percent, respectively, at December 31, 1994.

   In 1994, as noted above, a net nonrecurring credit of $25.4 million resulted from a $118.6 million credit to income for changes made to certain postemployment benefits and the decision to undertake certain strategic actions which resulted in the establishment of a $93.2 million reserve.

   As part of the work-life initiatives undertaken by the company in 1994, it was concluded that employees prefer benefits more closely related to their changing work-life needs. As a result, in the third quarter of 1994, the company significantly reduced or eliminated certain postemployment benefits, specifically service-related company-subsidized life insurance, salary continuance and medical benefits, resulting in a pre-tax credit to income of $118.6 million ($70.9 million net of approximately $47.7 million of income taxes). Postemployment benefit expense for 1994 was not materially affected by these benefit changes and the net impact of the adoption of Statement of Financial Accounting Standards No. 112, "Employees' Accounting for Postemployment Benefits" (FAS 112) discussed below in Accounting Changes, nor is ongoing postemployment benefit expense expected to be materially affected. As a further outgrowth of the above study, the company also instituted, effective January 1, 1995, certain enhancements to its deferred investment plan, including an increase in the company's match of employee contributions.

   During the third quarter of 1994, the company adopted a formal plan designed to address the impact of technology on work force requirements and to further refine its strategic focus on core businesses worldwide. The phase-out of older product lines, introduction of new, advanced products and increased need for higher employee skill levels to deliver and service these products required a work force reduction as described above. Severance and benefit related costs approximating $61 million were included in this reserve for work force reduction. All costs associated with hiring of new employees were excluded from the plan and have been recognized appropriately in the period incurred.

   Current and future advanced product offerings require a smaller, but more highly skilled engineering, manufacturing and service work force to take full advantage of design, production, diagnostic and service strategies. These requirements accounted for a work force reduction of more than 850 employees. Other strategic actions included reengineering and streamlining of order flow, logistics and other administrative processes in the U.S., Europe and the Asia Pacific region. The decisions to phase out non-mailing products in Germany and the cessation of further development and marketing of shipping products which cannot be cost-effectively upgraded to new technologies accounted for the remaining work force reductions.

   Included in the plan to refine the strategic business focus of the company were costs approximating $32 million for certain additional actions. Consistent with a refinement of focus on core businesses, the actions included phasing out non-mailing products in Germany. This decision required the write down of inventories, accounts receivable, rental contracts and other assets to their realizable value; such impacts were accrued with this reserve. In addition, anticipated lease buyback exposure and expected future losses during the phase-out of the non-mailing businesses were accrued. The decision to cease development and marketing of certain shipping products as noted above also resulted in inventory and other asset write-offs. As part of the administrative reengineering actions, the adoption of a centralized organizational structure in the European financial services businesses resulted in the planned early termination of a facility lease, the cost of which was included in the reserve. The company transitioned a software-based business with its own product offering to a product development support function. As a result, the remaining goodwill related to the acquisition of this business was written-off. As of December 31, 1994 the company had made severance and benefits payments of $3.4 million to more than 200 employees separated under the strategic focus initiatives. Benefits from the strategic focus initiatives (primarily reduced employee expense) were offset, in part, by increased hiring and training expenses to obtain employees with requisite skills.

   Operating profit inclusive of the nonrecurring items in 1994, increased 12 percent with business equipment reflecting growth of 10 percent and commercial and industrial financing increasing three percent. Operating profit increased substantially at business services due to the fourth quarter 1993 acquisition of Ameriscribe, a nationwide provider of on-site reprographics, mailroom and other office services to industrial corporations and professional service firms on a contract basis.

   The effective tax rate was 38.5 percent in 1994 compared to 38.7 percent in 1993. The 1994 effective tax rate includes the impact of approximately $28 million of strategic actions for which the company could not realize associated tax benefits offset, in part, by higher levels of tax exempt income and research and development tax credits. The 1993 effective tax rate reflects the impacts of the Tax Act discussed above. Excluding the impact of the tax legislation, the effective tax rate for 1993 was 34.3 percent. Further affecting this rate was the tax impact of a partnership lease transaction and research and development tax credits.

   Although not affecting income, deferred translation gains amounted to $6 million in 1994 versus losses of $20 million in 1993, respectively. In 1994 the gains resulted primarily from the strengthening of the pound sterling. In 1993 losses resulted primarily from the weakening of the pound sterling. The Canadian dollar, which weakened in 1993 and 1994, contributed to these impacts.

Discontinued Operations and Acquisitions

On June 29, 1995, the company sold Monarch for approximately $127 million in cash, subject to post-closing adjustments, to a new company jointly formed by Paxar Corporation and Odyssey Partners, L.P. On August 11, 1995, the company sold Dictaphone for approximately $450 million in cash, subject to post-closing adjustments, to an affiliate of Stonington Partners, Inc. The sales of Dictaphone and Monarch resulted in gains approximating $155 million, net of approximately $130 million of income taxes. Dictaphone and Monarch have been classified in the Consolidated Statement of Income as discontinued operations; revenue and income from continuing operations exclude the results of Dictaphone and Monarch for all periods presented.

   With the fourth quarter 1993 acquisition of Ameriscribe, the company continued the expansion of its facilities management business. The transaction was accounted for by the purchase method.

   See Note 12 to the consolidated financial statements.

Financial Services

The financial services operations provide lease financing for Pitney Bowes products in the U.S., Canada, the U.K., Germany, France, Norway, Ireland and Australia, the results of which are included in the business equipment segment. It also provides equipment financing for non-Pitney Bowes equipment and other financial services to the commercial and industrial markets in the U.S., the results of which are included in the commercial and industrial financing segment.

   Condensed financial information of the company's consolidated financial services operations is disclosed in Note 16 to the consolidated financial statements. Consolidated financial services operations financed 39 percent of consolidated sales from continuing operations in 1995, 41 percent in 1994 and 44 percent in 1993. The decreasing percentage financed is a direct result of the increasing significance of the facilities management business to the company's revenue. The facilities management business does not require traditional financing services used by the other businesses within the company.

   Total financial services revenue amounted to $714 million in 1995 up eight percent from 1994. Total financial services assets increased to $5.4 billion at year-end 1995, up 12 percent from $4.8 billion in 1994. To fund finance assets, borrowings were $3.7 billion in 1995 and $3.2 billion in 1994. Borrowing requirements for the funding of new business were reduced by the proceeds received from the sale of approximately $100 million and $190 million of finance assets during 1995 and 1994, respectively. In addition to the $250 million of borrowings available under shelf registration statements, the financial services businesses had approximately $1.7 billion of unused lines of credit outstanding as of year-end 1995, largely supporting commercial paper borrowings.

Accounting Changes

   The company adopted FAS 112 as of January 1, 1994 which required that postemployment benefits be recognized on the accrual basis of accounting. Postemployment benefits include primarily company provided medical benefits to disabled employees and company provided life insurance as well as other disability- and death-related benefits to former or inactive employees, their beneficiaries and covered dependents.

   The one-time effect of adopting FAS 112 was a non-cash, after-tax charge of $119.5 million (net of approximately $80.5 million of income taxes), or 76 cents per share. Additional information with respect to accounting for postemployment benefits is disclosed in Note 11 to the consolidated financial statements.

   In addition to the adoption of FAS 112 as discussed above, the company also adopted in 1994 Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." In 1995, Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" were also adopted. None of these statements significantly affected the company's reported results. In 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" and Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" were issued. These statements must be adopted effective January 1, 1996. None of these pronouncements is expected to materially affect the company.

Liquidity and Capital Resources

The current ratio reflects the company's practice of utilizing a balanced mix of debt maturities to fund finance assets. The current ratio increased to .60 to 1 as of December 31, 1995 from .52 to 1 as of December 31, 1994 as a result of decreased short-term borrowings, which were reduced by the proceeds received from the sales of Monarch and Dictaphone, the issuance of long-term debt by Pitney Bowes Credit Corporation (PBCC), a wholly-owned subsidiary of the company, and the issuance in June 1995 of preferred stock in a subsidiary company. See Note 6 to the consolidated financial statements. The company also entered into interest rate swap agreements principally through its financial services businesses. It has been the practice and objective of the company to use a balanced mix of debt maturities, variable- and fixed-rate debt and interest rate swap agreements to control its sensitivity to interest rate volatility. The company utilizes interest rate swap agreements when it considers the economic benefits to be favorable. Swap agreements, as noted above, have been principally utilized to fix interest rates on commercial paper and/or obtain a lower cost on debt than would otherwise be available absent the swap.

   The ratio of total debt to the total of such debt and stockholders' equity was 62.2 percent as of December 31, 1995, compared to 66.3 percent as of December 31, 1994, including preferred stock in a subsidiary company in total debt. The ratio of total debt to the total of such debt and stockholders' equity was 60.7 percent as of December 31, 1995, compared to 66.3 percent as of December 31, 1994, excluding preferred stock in a subsidiary company. This ratio was favorably impacted by the company's sales of Dictaphone and Monarch, by the sale of certain finance assets, by the 1993 strategic decision to phase out the business of financing non-Pitney Bowes equipment outside of the U.S. as well as by the company's strong operating cash flow. These factors were partially offset in 1995 by the repurchase of approximately 2.3 million shares of common stock for $98 million and increased investment in finance assets.

   Of the cash required to be paid under the company's strategic focus initiatives, severance and benefit related costs paid out were $45.1 million and $3.4 million in 1995 and 1994, respectively, with the remaining cash outlays of approximately $23 million expected on obligations committed to under the plan.

   As part of the company's non-financial services shelf registrations, a medium-term note facility was established permitting issuance of up to $100 million in debt securities with maturities ranging from more than one year up to 30 years on which $32 million remain available as of December 31, 1995. The company also has an additional $300 million remaining on shelf registrations filed with the Securities and Exchange Commission (SEC).

   PBCC has $125 million available from a $500 million shelf registration statement filed with the SEC. In September 1995, PBCC filed another registration statement for an additional $625 million of debt securities. In November 1995, PBCC commenced a $500 million medium-term note offering. The $500 million medium-term note offering and the remaining $250 million of unissued debt securities should meet PBCC's long-term financing needs for the next several years.

   In May 1995, PBCC issued $100 million of 6.250 percent notes due in June, 1998 and $100 million of 6.625 percent notes due in June 2002. In June 1995, PBCC also issued $75 million of medium term notes due in June, 2000 with a weighted average coupon rate of 6.014 percent.

   In June 1995, Pitney Bowes International Holdings, Inc., a subsidiary of the company, issued $200 million of variable term voting preferred stock to outside institutional investors in a private placement transaction. The stock issuance enables the company to better manage its international cash and investments. The proceeds of the issuance were used to pay down short-term borrowings. Preferred stockholders' equity in a subsidiary company on the Consolidated Balance Sheet represents the outstanding preferred stock (2,000,000 shares) of Pitney Bowes International Holdings, Inc. All of the outstanding common stock of Pitney Bowes International Holdings, Inc., representing 75% of the combined voting power of all classes of capital stock, is owned directly or indirectly by Pitney Bowes Inc. The balance of the capital stock, consisting of such preferred stock, is owned by certain outside institutional investors and accounts for the remaining 25% of the combined voting power. The preferred stock, $.01 par value, is entitled to cumulative dividends at rates set at auction. The auction intervals are for generally 49 days although longer periods may be set in the future. The weighted average dividend rate in 1995 was 4.3%. Dividends are reflected as a minority interest in the Consolidated Statement of Income in selling, service, and administrative expense.

   As of year-end 1995, the company had unused lines of credit and revolving credit facilities totaling $2.0 billion in the U.S. and $106 million outside the U.S. largely supporting commercial paper borrowings. Amounts available under credit agreements, shelf registrations and commercial paper and medium-term note programs, in addition to cash generated internally and by the sales of Dictaphone and Monarch, are expected to be sufficient to provide for financing needs in the next two years. Information with respect to debt maturities is disclosed in Note 5 to the consolidated financial statements.

Capital Investment

During 1995, net investments in fixed assets included $100 million in net additions to property, plant and equipment and $225 million in net additions to rental equipment and related inventories compared with $126 million and $213 million, respectively, in 1994. These additions included expenditures for normal plant and manufacturing equipment as well as a new facility in Shelton, Connecticut. In the case of rental equipment, the additions included the production of postage meters and the purchase of facsimile and copier equipment for both new placements and upgrade programs.

   As of December 31, 1995, commitments for the acquisition of property, plant and equipment reflected plant and manufacturing equipment improvements as well as rental equipment for new and replacement programs.

   The company's commercial and industrial financing segment has made senior secured loans and commitments in connection with acquisition, leveraged buyout and recapitalization financing. The company has not participated in unsecured or subordinated debt financing in any highly leveraged transactions.

Legal, Environmental and Regulatory Matters

From time to time, the company is a party to lawsuits that arise in the ordinary course of its business. These lawsuits may involve litigation by or against the company to enforce contractual rights under vendor, insurance, or other contracts; lawsuits by or against the company relating to intellectual property or patent rights; equipment, service or payment disputes with customers; disputes with employees; or other matters. The company is currently a defendant in lawsuits, none of which should have, in the opinion of management and legal counsel, a material adverse effect on the company's financial position or results of operations.

   The company has been advised that the Antitrust Division of the U.S. Department of Justice is conducting a civil investigation of its postage equipment business to determine whether there is, has been, or may be a violation of the surviving provisions of the 1959 consent decree between the company and the U.S. Department of Justice, and/or the antitrust laws. The company intends to cooperate with the Department's investigation.

   The company is subject to federal, state and local laws and regulations concerning the environment, and is currently participating in administrative or court proceedings as a participant in various groups of potentially responsible parties. These proceedings are at various stages of activity, and it is impossible to estimate with any certainty the total cost of remediation, the timing and extent of remedial actions which may be required by governmental authorities, and the amount of the liability, if any, of the company. If and when it is possible to make a reasonable estimate of the company's liability, if any, with respect to such a matter, a provision would be made as appropriate. Based on facts presently known to it, the company does not believe that the outcome of these proceedings will have a material adverse effect on its financial condition.

   On June 9, 1995, the U.S.P.S. issued final regulations addressing the manufacture, distribution and use of postage meters. The regulations cover four general categories: meter security, administrative controls, Computerized Meter Resetting Systems (C.M.R.S.) and other issues. In general, the regulations impose reporting and performance obligations on meter manufacturers, prescribe potential administrative sanctions for failure to meet these obligations and require a restructuring of the fund management system of C.M.R.S., such as the company's Postage by Phone(R) System, to give the U.S.P.S. more direct control over meter licensee deposits. The company is working with the U.S.P.S. to ensure that the implementation of these regulations provides mailing customers and the U.S.P.S. with the intended benefits, and that Pitney Bowes also benefits. The company believes that the financial impact to the company resulting from implementation of these regulations will not be material.

   The company is also currently working with the U.S.P.S. to devise a multi-year migration schedule to phase out mechanical meters and replace them with electronic meters in a manner that is most beneficial and least disruptive to the operations of the company's customers. This is consistent with the company's strategy of introducing new technology into the market place to add value to customer operations and meet postal needs. This strategy and the company's long-term focus has resulted in an increase in the percentage of the electronic meter base in the U.S. from six percent of the overall base in 1986 to nearly 50 percent of the installed meter base in 1995. Until such time as a final meter migration plan is promulgated, the financial impact, if any, on the company cannot be determined; but, it is currently the belief of the company that the migration plan will not cause a material adverse financial impact.

Effects of Inflation and Foreign Exchange

Inflation, even though moderate in recent years, continues to have an effect on worldwide economies and the way companies operate. In addition to increasing labor costs and operating expenses, the company would have higher costs associated with replacement of fixed assets especially rental equipment assets. In the face of increasing costs, the company has generally been able to maintain profit margins through productivity and efficiency improvements, continual review of both manufacturing capacity and operating expense levels and, to an extent, price increases.

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

   As of December 31, 1995, the company had approximately $157.5 million of foreign exchange contracts outstanding, to buy or sell various currencies. These contracts mature through 1997. Risks arise from the possible non-performance by counterparties in meeting the terms of their contracts and from movements in securities values and interest and exchange rates. However, the company does not anticipate non-performance by the counterparties as they are composed of a number of major international financial institutions. Maximum risk of loss on these contracts is limited to the amount of the difference between the spot rate at the date of the contract delivery and the contracted rate.

Dividend Policy

It is policy of the Pitney Bowes board of directors to pay a cash dividend on common stock each quarter when feasible. In setting dividend payments, the board considers the dividend rate in relation to the company's recent and projected earnings and its capital investment opportunities and requirements. Pitney Bowes has paid a dividend each year since 1934.

                           --------------------------

   The company wishes to caution readers that any forward-looking statements contained in this annual report or made by the management of the company involve risks and uncertainties, and are subject to change based on various important factors. The following factors, among others, could affect the company's financial results and could cause the company's financial performance to differ materially from the expectations expressed in any forward-looking statement made by or on behalf of the company -- the strength of worldwide economies; the effects of and changes in trade, monetary and fiscal policies and laws, and inflation and monetary fluctuations; the timely development of and acceptance of new Pitney Bowes products and the perceived overall value of these products by users including the features, pricing, and quality compared to competitors' products; the willingness of users to substitute competitors' products for Pitney Bowes products; the success of the company in gaining approval of its products in new markets where regulatory approval is required; the ability of the company to successfully enter new markets, including the ability to efficiently distribute and finance its products; the impact of changes in postal regulations around the world that directly regulate the manufacture, ownership and or distribution of postage meters, or that regulate postal rates and discounts; the willingness of mailers to utilize alternative means of communication; and the company's success at managing customer credit risk.

                       SUMMARY OF SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)                 Pitney Bowes, Inc.


Years ended December 31                                 1995            1994           1993            1992           1991
- --------------------------------------------------------------------------------------------------------------------------
Total revenue                                     $3,554,754      $3,270,613     $3,000,386      $2,887,583     $2,803,160
Costs and expenses                                 2,935,823       2,729,472      2,501,526       2,475,629      2,414,163
Nonrecurring items, net                                    -         (25,366)             -               -              -
- --------------------------------------------------------------------------------------------------------------------------

Income from continuing operations
  before income taxes                                618,931         566,507        498,860         411,954        388,997
Provision for income taxes                           211,222         218,077        193,166         151,215        146,346
- --------------------------------------------------------------------------------------------------------------------------

Income from continuing operations                    407,709         348,430        305,694         260,739        242,651
Discontinued operations                              175,431          45,161         47,495          54,129         52,648
Effect of accounting changes                               -        (119,532)             -        (214,631)             -
- --------------------------------------------------------------------------------------------------------------------------

Net income                                        $  583,140      $  274,059     $  353,189      $  100,237     $  295,299
==========================================================================================================================

Income per common and common equivalent share:
  Continuing operations                                $2.68           $2.21          $1.92          $ 1.64          $1.52
  Discontinued operations                               1.15             .29            .30             .34            .33
  Effect of accounting changes                             -            (.76)             -           (1.35)             -
- --------------------------------------------------------------------------------------------------------------------------

  Net income                                           $3.83           $1.74          $2.22          $  .63          $1.85
==========================================================================================================================

Total dividends on common, preference
  and preferred stock                               $181,657        $162,714       $142,142        $123,112       $107,948
Dividends per share of common stock                    $1.20           $1.04           $.90            $.78           $.68
Average common and common equivalent
  shares outstanding                             152,358,474     157,728,628    159,368,652     159,235,412    159,954,680

Balance sheet at December 31

Total assets                                      $7,844,648      $7,399,720     $6,793,816      $6,498,752     $6,380,580
Long-term debt                                    $1,048,515        $779,217       $847,316      $1,015,401     $1,058,763
Capital lease obligations                            $14,241         $23,147        $29,462         $32,161        $35,755
Stockholders' equity                              $2,071,100      $1,745,069     $1,871,595      $1,652,881     $1,800,683
Book value per common share                           $13.79          $11.52         $11.81          $10.50         $11.31

Ratios

Profit margin-continuing operations:
  Pretax earnings                                       17.4%           17.3%          16.6%           14.3%          13.9%
  After-tax earnings                                    11.5%           10.7%          10.2%            9.0%           8.7%
Return on stockholders' equity -
  before accounting changes                             28.2%           22.6%          18.9%           19.0%          16.4%
Debt to total capital                                   62.2%           66.3%          61.3%           64.5%          62.8%

Other

Common stockholders of record                         32,859          31,226         31,189          30,828         29,588
Total employees                                       27,723          32,792         32,539          28,958         29,421
Postage meters in service, U.S., U.K.
  and Canada                                       1,517,806       1,480,692      1,445,689       1,413,448      1,393,774

See notes, pages 32 through 41

                        CONSOLIDATED STATEMENT OF INCOME

(Dollars in thousands, except per share data)                  Pitney Bowes Inc.

Years ended December 31                                                          1995               1994              1993
- --------------------------------------------------------------------------------------------------------------------------
Revenue from:
  Sales                                                                   $1,546,393         $1,418,304         $1,278,859
  Rentals and financing                                                    1,575,094          1,441,183          1,309,361
  Support services                                                           433,267            411,126            412,166
- --------------------------------------------------------------------------------------------------------------------------

      Total revenue                                                        3,554,754          3,270,613          3,000,386
- --------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
  Cost of sales                                                              941,124            828,221            705,438
  Cost of rentals and financing                                              463,601            466,070            415,521
  Selling, service and administrative                                      1,230,671          1,167,422          1,120,607
  Research and development                                                    81,800             78,618             80,874
  Interest expense                                                           226,110            194,115            189,292
  Interest income                                                             (7,483)            (4,974)           (10,206)
  Nonrecurring items, net                                                          -            (25,366)                 -
- --------------------------------------------------------------------------------------------------------------------------

      Total costs and expenses                                             2,935,823          2,704,106          2,501,526
- --------------------------------------------------------------------------------------------------------------------------

Income from continuing operations before
  income taxes                                                               618,931            566,507            498,860
Provision for income taxes                                                   211,222            218,077            193,166
- --------------------------------------------------------------------------------------------------------------------------

Income from continuing operations                                            407,709            348,430            305,694
Income, net of income tax, from discontinued
  operations prior to discontinuance                                          21,483             45,161             47,495
Net gains on sale of  discontinued operations                                153,948                  -                  -
- --------------------------------------------------------------------------------------------------------------------------

Income before effect of a change in
  accounting for postemployment benefits                                     583,140            393,591            353,189
Effect of a change in accounting for postemployment benefits                       -           (119,532)                 -
- --------------------------------------------------------------------------------------------------------------------------

Net income                                                                $  583,140         $  274,059         $  353,189
==========================================================================================================================

Income per common and common equivalent share:
  Income from continuing operations                                            $2.68              $2.21              $1.92
  Discontinued operations                                                       1.15                .29                .30
  Effect of a change in accounting for postemployment benefits                     -               (.76)                 -
- --------------------------------------------------------------------------------------------------------------------------

  Net income                                                                   $3.83              $1.74              $2.22
==========================================================================================================================

See notes, pages 32 through 41

                           CONSOLIDATED BALANCE SHEET

(Dollars in thousands, except share data)                      Pitney Bowes Inc.

December 31                                                                                      1995                 1994
- --------------------------------------------------------------------------------------------------------------------------
Assets

Current assets:
   Cash and cash equivalents                                                               $   85,352           $   75,106
   Short-term investments, at cost which approximates market                                    3,201                  639
   Accounts receivable, less allowances: 1995, $13,050; 1994, $16,909                         386,727              422,276
   Finance receivables, less allowances: 1995, $37,699; 1994, $36,224                       1,208,532            1,050,090
   Inventories                                                                                311,271              430,641
   Other current assets and prepayments                                                       106,014              104,992
- --------------------------------------------------------------------------------------------------------------------------

    Total current assets                                                                    2,101,097            2,083,744
Property, plant and equipment, net                                                            495,001              578,650
Rental equipment and related inventories, net                                                 773,337              695,343
Property leased under capital leases, net                                                       7,876               12,633
Long-term finance receivables, less allowances:
  1995, $75,807; 1994, $76,867                                                              3,390,597            3,086,401
Investment in leveraged leases                                                                570,008              481,308
Goodwill, net of amortization: 1995, $30,504; 1994, $40,984                                   208,698              222,445
Other assets                                                                                  298,034              239,196
- --------------------------------------------------------------------------------------------------------------------------

Total assets                                                                               $7,844,648           $7,399,720
==========================================================================================================================

Liabilities and stockholders' equity

Current liabilities:
   Accounts payable and accrued liabilities                                                $  818,122           $  828,396
   Income taxes payable                                                                       232,794              194,427
   Notes payable and current portion of long-term obligations                               2,138,065            2,626,231
   Advance billings                                                                           312,595              329,415
- --------------------------------------------------------------------------------------------------------------------------

    Total current liabilities                                                               3,501,576            3,978,469
Deferred taxes on income                                                                      612,811              453,438
Long-term debt                                                                              1,048,515              779,217
Other noncurrent liabilities                                                                  410,646              443,527
- --------------------------------------------------------------------------------------------------------------------------

    Total liabilities                                                                       5,573,548            5,654,651
- --------------------------------------------------------------------------------------------------------------------------

Preferred stockholders' equity in a subsidiary company                                        200,000                    -

Stockholders' equity:
   Cumulative preferred stock, $50 par value, 4% convertible                                       47                   48
   Cumulative preference stock, no par value, $2.12 convertible                                 2,547                2,790
   Common stock, $2 par value (240,000,000 shares authorized;
   161,668,956 shares issued)                                                                 323,338              323,338
   Capital in excess of par value                                                              30,299               35,200
   Retained earnings                                                                        2,186,996            1,785,513
   Cumulative translation adjustments                                                         (46,991)             (41,617)
   Treasury stock, at cost (11,722,744 shares)                                               (425,136)            (360,203)
- --------------------------------------------------------------------------------------------------------------------------

    Total stockholders' equity                                                              2,071,100            1,745,069
- --------------------------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                                                 $7,844,648           $7,399,720
==========================================================================================================================

See notes, pages 32 through 41

                      CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in thousands)                                         Pitney Bowes Inc.

Years ended December 31                                                         1995               1994*              1993*
- --------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                              $ 583,140          $ 274,059          $ 353,189
   Net gains on sale of discontinued operations                             (153,948)                 -                  -
   Effect of a change in accounting for postemployment benefits                    -            119,532                  -
   Adjustments to reconcile net income to net
     cash provided by operating activities:
        Depreciation and amortization                                        271,648            268,293            247,884
        Nonrecurring items, net                                                    -            (25,710)            (1,283)
        Net change in the strategic focus initiative                         (45,078)            (3,386)                 -
        Increase in deferred taxes on income                                 148,828            119,180             81,811
        Change in assets and liabilities:
          Accounts receivable                                                (18,696)            (8,500)           (11,346)
          Sales-type lease receivables                                      (146,010)          (173,691)          (136,667)
          Inventories                                                          9,788            (43,801)           (51,286)
          Other current assets and prepayments                                (7,519)           (22,762)           (17,012)
          Accounts payable and accrued liabilities                            28,517             14,658             48,451
          Income taxes payable                                               (96,436)              (332)           (13,085)
          Advance billings                                                    22,637             12,826              3,102
        Other, net                                                           (88,339)           (40,827)           (47,828)
- --------------------------------------------------------------------------------------------------------------------------

           Net cash provided by operating activities                         508,532            489,539            455,930
- --------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Short-term investments                                                     (2,553)               600                537
   Net investment in fixed assets                                           (337,718)          (345,593)          (291,783)
   Net investment in direct-finance lease receivables                       (316,343)           (72,170)           108,991
   Investment in leveraged leases                                           (141,898)          (125,775)           (24,117)
   Proceeds from sales of subsidiaries                                       577,000                  -                  -
   Net investment in company acquired                                              -                  -             (8,428)
- --------------------------------------------------------------------------------------------------------------------------

           Net cash used in investing activities                            (221,512)          (542,938)          (214,800)
- --------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   (Decrease) increase in notes payable                                     (432,418)           555,457            195,024
   Proceeds from long-term obligations                                       275,000            200,000                  -
   Principal payments on long-term obligations                               (66,734)          (275,333)          (244,503)
   Proceeds from issuance of stock                                            26,999             22,702             22,544
   Stock repurchases                                                         (98,038)          (268,419)           (86,861)
   Proceeds from preferred stock issued by a subsidiary                      200,000                  -                  -
   Dividends paid                                                           (181,657)          (162,714)          (142,142)
- --------------------------------------------------------------------------------------------------------------------------

           Net cash (used in) provided by financing activities              (276,848)            71,693           (255,938)
- --------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                           74              2,159             (1,555)
- --------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                              10,246             20,453            (16,363)
Cash and cash equivalents at beginning of year                                75,106             54,653             71,016
- --------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                   $  85,352          $  75,106          $  54,653
==========================================================================================================================

Interest paid                                                              $ 228,460          $ 203,747          $ 199,176
==========================================================================================================================

Income taxes paid                                                          $ 163,745          $  99,379          $ 124,034
==========================================================================================================================

*Certain prior year amounts have been reclassified to conform with the 1995 presentation.

See notes, pages 32 through 41

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except per share data)                  Pitney Bowes Inc.

                                                                        Capital in                 Cumulative     Treasury
                                  Preferred   Preference       Common    excess of      Retained  translation       stock,
                                      stock        stock        stock    par value      earnings  adjustments      at cost
- --------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1993               $107       $3,161     $323,338            -    $1,463,121     $(27,211)   $(109,635)

Net income - 1993                                                                        353,189
Cash dividends:
   Preferred ($2.00 per share)                                                                (3)
   Preference ($2.12 per share)                                                             (239)
   Common ($.90 per share)                                                              (141,900)
Issuances under dividend
   reinvestment and stock plans                                              5,987                                  20,071
Conversions to common stock             (39)        (192)                   (1,539)                                  1,770
Issuance for company acquired                                               31,329                                  56,264
Repurchase of common stock                                                                                         (86,861)
Translation adjustments                                                                               (20,108)
Tax credits relating to stock options                                          985
- --------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1993               68        2,969      323,338       36,762     1,674,168      (47,319)    (118,391)

Net income - 1994                                                                        274,059
Cash dividends:
   Preferred ($2.00 per share)                                                                (2)
   Preference ($2.12 per share)                                                             (223)
   Common ($1.04 per share)                                                             (162,489)
Issuances under dividend
   reinvestment and stock plans                                               (801)                                 23,635
Conversions to common stock             (20)        (179)                   (1,813)                                  2,012
Issuance for company acquired                                                   40                                     960
Repurchase of common stock                                                                                        (268,419)
Translation adjustments                                                                                 5,702
Tax credits relating to stock options                                        1,012
- --------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994               48        2,790      323,338       35,200     1,785,513      (41,617)    (360,203)

Net income - 1995                                                                        583,140
Cash dividends:
   Preferred ($2.00 per share)                                                                (1)
   Preference ($2.12 per share)                                                             (261)
   Common ($1.20 per share)                                                             (181,395)
Issuances under dividend
   reinvestment and stock plans                                             (4,047)                                 30,594
Conversions to common stock              (1)        (243)                   (2,267)                                  2,511
Repurchase of common stock                                                                                         (98,038)
Translation adjustments                                                                                (5,374)
Tax credits relating to stock options                                        1,413
- --------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995             $ 47       $2,547     $323,338      $30,299    $2,186,996     $(46,991)   $(425,136)
==========================================================================================================================

See notes, pages 32 through 41

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousand, except per share data or as otherwise indicated)
                                                               Pitney Bowes Inc.

1. Summary of significant accounting policies

Consolidation. The consolidated financial statements include the accounts of Pitney Bowes Inc. and all of its subsidiaries (the company). All significant intercompany transactions have been eliminated.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Fixed assets and depreciation. Property, plant and equipment are stated at cost and depreciated principally using the straight-line method over appropriate periods; machinery and equipment principally three to 15 years and buildings up to 50 years. Major improvements which add to productive capacity or extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred. Rental equipment is depreciated on the straight-line method over appropriate periods, principally three to ten years. Other depreciable assets are depreciated using either the straight-line method or accelerated methods. Properties leased under capital leases are amortized on a straight-line basis over the primary lease terms.

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

Costs and expenses. Operating expenses of field sales and service offices are included in selling, service and administrative expense because no meaningful allocation of such expenses to cost of sales, rentals and financing or support services is practicable.

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

   It has not been necessary to provide for income taxes on $414 million of cumulative undistributed earnings of subsidiaries outside the U.S. These earnings will be either indefinitely reinvested or remitted substantially free of additional tax. Determination of the liability that would result in the event all of these earnings were remitted to the U.S. is not practicable. It is estimated, however, that withholding taxes on such remittances would approximate $16 million.

Nonpension postretirement benefits and postemployment benefits. The company provides certain health care and life insurance benefits to eligible retirees and their dependents. The cost of these benefits are recognized over the period the employee provides credited service to the company. Substantially all of the company's U.S. and Canadian employees become eligible for retiree health care benefits after reaching age 55 and with the completion of the required service period. Postemployment benefits include primarily company provided medical benefits to disabled employees and company provided life insurance as well as other disability- and death-related benefits to former or inactive employees, their beneficiaries and covered dependents. It is the company's practice to fund amounts for these nonpension postretirement and postemployment benefits as incurred.

Income per share. Income per share is based on the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares include preference stock and stock option and purchase plan shares.

Deposits in trust. The company's customers electing the use of the Pitney Bowes Postage By Phone(R) meter setting system, a computerized system developed by the company for the resetting of postage meters via telephone, are required to make deposits with a trustee to cover expected postage usage. Such funds, which are not available to the company, are transferred to the respective postal services upon resettings of meters for which the company receives fees. Deposits in trust are not included in the company's Consolidated Balance Sheet. Effective during 1996, customers in the U.S. will be required to make such deposits directly to the U.S. Postal Service. Resetting fees received by the company will not be negatively affected by this change.

Foreign currency translation. Assets and liabilities of subsidiaries operating outside the U.S. are translated at rates in effect at the end of the period, and revenues and expenses were translated at average rates during the period. Net deferred translation gains and losses are accumulated in stockholders' equity.

   The company enters into foreign exchange contracts for purposes other than trading primarily to minimize its risk of loss from fluctuations in exchange rates on the settlement of firm and budgeted intercompany receivables and payables arising in connection with transfers of finished goods inventories between affiliates as well as certain intercompany loans. Gains and losses on foreign exchange contracts entered into as hedges are deferred and recognized as part of the cost of the underlying transaction. Gains and losses related to changes in the value of speculative contracts are recognized in income currently. At December 31, 1995, the company had approximately $157.5 million of foreign exchange contracts outstanding, maturing through 1997, to buy or sell various currencies. Risks arise from the possible non-performance by counterparties in meeting the terms of their contracts and from movements in securities values and interest and exchange rates. However, the company does not anticipate non-performance by the counterparties as they are composed of a number of major international financial institutions. Maximum risk of loss on these contracts is limited to the amount of the difference between the spot rate at the date of the contract delivery and the contracted rate.

   Foreign currency transaction and translation gains and (losses) net of tax were $1.6 million, $0.1 million and $(1.1) million in 1995, 1994 and 1993, respectively.

2. Inventories

Inventories consist of the following:

December 31                                            1995               1994
- --------------------------------------------------------------------------------

Raw materials and work in process                $   57,203         $  111,051
Supplies and service parts                           87,863            114,429
Finished products                                   166,205            205,161
- --------------------------------------------------------------------------------

Total                                            $  311,271         $  430,641
================================================================================

   Had all inventories valued at LIFO been stated at current costs, inventories would have been $40.1 million and $45.1 million higher than reported at December 31, 1995 and 1994, respectively.

3. Fixed assets

December 31                                            1995               1994
- --------------------------------------------------------------------------------

Land                                             $   34,860         $   39,698
Buildings                                           303,559            337,417
Machinery and equipment                             733,810            840,901
- --------------------------------------------------------------------------------
                                                  1,072,229          1,218,016

Accumulated depreciation                           (577,228)          (639,366)
- --------------------------------------------------------------------------------

Property, plant and equipment, net               $  495,001         $  578,650
================================================================================

Rental equipment and related inventories         $1,591,321         $1,484,698
Accumulated depreciation                           (817,984)          (789,355)
- --------------------------------------------------------------------------------

Rental equipment and related inventories, net    $  773,337         $  695,343
================================================================================

Property leased under capital leases             $   25,468         $   38,644
Accumulated amortization                            (17,592)           (26,011)
- --------------------------------------------------------------------------------

Property leased under capital leases, net        $    7,876         $   12,633
================================================================================

4. Current liabilities

Accounts payable and accrued liabilities and notes payable and current portion of long-term obligations are comprised as follows:

December 31                                            1995               1994
- --------------------------------------------------------------------------------

Accounts payable-trade                           $  216,715         $  242,090
Accrued salaries, wages and commissions              86,243             93,289
Accrued pension benefits                             97,937            108,313
Accrued nonpension postretirement benefits           15,500             15,500
Accrued postemployment benefits                       6,884             15,084
Miscellaneous accounts payable
  and accrued liabilities                           394,843            354,120
- --------------------------------------------------------------------------------

Accounts payable and accrued liabilities         $  818,122         $  828,396
================================================================================

Notes payable and overdrafts                     $2,124,044         $2,556,783
Current portion of long-term debt                    12,296             66,987
Current portion of capital lease obligations          1,725              2,461
- --------------------------------------------------------------------------------

Notes payable and current portion
  of long-term obligations                       $2,138,065         $2,626,231
================================================================================

   In countries outside the U.S., banks generally lend to non-finance subsidiaries of the company on an overdraft or term-loan basis. These overdraft arrangements and term-loans, for the most part, are extended on an uncommitted basis by banks and do not require compensating balances or commitment fees.

   Notes payable were issued as commercial paper, loans against bank lines of credit, or to trust departments of banks and others at below prevailing prime rates. Fees paid to maintain lines of credit were $1.8 million, $2.6 million and $2.8 million in 1995, 1994 and 1993, respectively.

   At December 31, 1995, notes payable and overdrafts outside the U.S. totaled $1.1 million and U.S. notes payable totaled $2.1 billion. Unused credit facilities outside the U.S. totaled $106.3 million at December 31, 1995 of which $74.1 million were for finance operations. In the U.S., the company had $2.0 billion of unused credit facilities in place at December 31, 1995 largely in support of commercial paper borrowings of which $1.7 billion were for the finance operations. The weighted average interest rates were 5.5% and 5.7% on notes payable and overdrafts outstanding at December 31, 1995 and 1994, respectively.

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

   The company enters into interest rate swap agreements primarily through its Pitney Bowes Credit Corporation (PBCC) subsidiary. It has been the policy and objective of the company to use a balanced mix of debt maturities, variable- and fixed-rate debt and interest rate swap agreements to control its sensitivity to interest rate volatility. The company utilizes interest rate swap agreements when it considers the economic benefits to be favorable. Swap agreements, as noted above, have been principally utilized to fix interest rates on commercial paper and/or obtain a lower cost on debt than would otherwise be available absent the swap. At December 31, 1995, the company had outstanding interest rate swap agreements with notional principal amounts of $319.9 million and terms expiring at various dates from 1996 to 2004. The company exchanged variable commercial paper rates on an equal notional amount of notes payable and overdrafts for fixed rates ranging from 5.50% to 10.75%.

5. Long-term debt

December 31                                            1995               1994
- --------------------------------------------------------------------------------
Non-financial services debt:
  Due 1996-1997 (4.75% to 5.5%)                  $      688         $      750

Financial services debt:
Senior notes:
   7.39% to 7.48% notes due 1997                     45,500             45,500
   5.63% notes due 1997                             200,000            200,000
   5.84% to 6.25% notes due 1998                    125,000                  -
   6.06% to 6.11% notes due 2000                     50,000                  -
   6.63% notes due 2002                             100,000                  -
   8.80% notes due 2003                             150,000            150,000
   8.63% notes due 2008                             100,000            100,000
   9.25% notes due 2008                             100,000            100,000
   8.55% notes due 2009                             150,000            150,000
Canadian dollar notes due
  1996-2000 (11.05% to 12.50%)                       25,371             29,856
Other, due 1996-1998 (9.92%)                          1,956              3,111
- --------------------------------------------------------------------------------

Total long-term debt                             $1,048,515         $  779,217
================================================================================

The company has a medium-term note facility which was established as a part of the company's shelf registrations, permitting issuance of up to $100 million in debt securities of which $32 million remain available. Securities issued under this medium-term note facility would have maturities ranging from more than one year up to 30 years. The company also has an additional $300 million remaining on shelf registrations filed with the Securities and Exchange Commission (SEC).

   PBCC has $125 million of unissued debt securities available from a $500 million shelf registration statement filed with the SEC in October 1992. In September 1995, PBCC filed another registration statement for an additional $625 million of debt securities. In November 1995, PBCC commenced a $500 million medium-term note offering.

   In May 1995, PBCC issued $100 million of 6.250 percent notes due in June, 1998 and $100 million of 6.625 percent notes due in June, 2002. In June 1995, PBCC also issued $75 million of medium term notes due in June, 1998 and June, 2000 with a weighted average coupon rate of 6.014 percent. In March 1994, PBCC issued $200 million of 5.63 percent notes due in February 1997. In April 1994, PBCC redeemed $100 million of 10.65 percent notes due in April 1999. PBCC had previously sold an option on a notional principal amount of $100 million to enable a counterparty to require PBCC to pay a fixed rate of 10.67 percent for five years starting April 1, 1994. The counterparty exercised that option. In September 1994, PBCC redeemed $100 million of 10.13 percent notes due in September 1997.

   The annual maturities of the outstanding debt during each of the next five years are as follows: 1996, $12.3 million; 1997, $252.1 million; 1998, $130.5 million; 1999, $3.7 million and 2000, $62.2 million.

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

6. Preferred stockholders' equity
   in a subsidiary company

Preferred stockholders' equity in a subsidiary company represents the outstanding preferred stock (2,000,000 shares) of Pitney Bowes International Holdings, Inc., a subsidiary of the company. All of the outstanding common stock of Pitney Bowes International Holdings, Inc., representing 75% of the combined voting power of all classes of capital stock, is owned directly or indirectly by Pitney Bowes Inc. The balance of the capital stock, consisting of such preferred stock, is owned by certain outside institutional investors and accounted for the remaining 25% of the combined voting power. The preferred stock, $.01 par value, is entitled to cumulative dividends at rates set at auction. The weighted average dividend rate in 1995 was 4.3%. Dividends are reflected as a minority interest in the Consolidated Statement of Income in selling, service, and administrative expense. The preferred stock is subject to mandatory redemption based on certain events, at a redemption price not less than $100 per share, plus the amount of any dividends accrued or in arrears.

7. Capital stock and capital in excess of par value

At December 31, 1995, 240,000,000 shares of common stock, 600,000 shares of cumulative preferred stock, and 5,000,000 shares of preference stock were authorized, and 149,946,212 shares of common stock (net of 11,722,744 shares of treasury stock), 948 shares of 4% Convertible

Cumulative Preferred Stock (4% preferred stock) and 94,060 shares of $2.12 Convertible Preference Stock ($2.12 preference stock) were issued and outstanding. The balance of unreserved and unissued preferred stock (599,052 shares) and preference stock (4,905,940 shares) may be issued in the future by the board of directors, which will determine the dividend rate, terms of redemption, terms of conversion (if any) and other pertinent features. Unreserved and unissued common stock (exclusive of treasury stock) at December 31, 1995 amounted to 67,946,929 shares.

   In October 1993, the company acquired all outstanding shares and options of Ameriscribe Corporation in exchange for 2,257,792 shares of Pitney Bowes common stock. See Note 12 to the consolidated financial statements.

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

   At December 31, 1995, an aggregate of 763,970 shares of common stock was reserved for issuance upon conversion of the 4% preferred stock (11,490 shares) and $2.12 preference stock (752,480 shares). In addition, 1,481,449 shares of common stock were reserved for issuance under the company's dividend reinvestment and other corporate plans.

   Each share of common stock outstanding has attached one preference share purchase right. The rights, which are subject to certain anti-dilution adjustments, become exercisable in certain circumstances, after which they will entitle the holder to purchase 1/400 of a share of Series A Junior Participating Preference Stock. If, after the rights become exercisable, the company is involved in a merger or certain other transactions, the holder will be entitled to buy stock in the surviving company at a 50 percent discount. These rights expire on February 20, 1996, on which date one new preference share purchase right will be issued with respect to each share of common stock outstanding as of such date. Each new right will entitle each holder to purchase 1/100th of a share of Series A Junior Participating Preference Stock for $195 and will expire in February 2006. Following a merger or certain other transactions, the new rights will entitle the holder to purchase common stock of the company or the acquirers at a 50 percent discount.

8. Stock plans

Transactions under the company's stock plans are summarized below:

                                                                     Price per
Common stock                                         Shares              share
- --------------------------------------------------------------------------------
January 1, 1994, shares reserved                  2,292,027            $ 7-$43
Shares offered 1994 (price approximates
  market value at date of grant)                  1,009,102            $32-$40
Shares issued 1994                                 (519,765)           $ 7-$38
Shares canceled 1994                               (152,398)           $30-$42
- --------------------------------------------------------------------------------
December 31, 1994, shares reserved                2,628,966            $10-$43
Shares offered 1995 (price approximates
  market value at date of grant)                    939,091            $31-$41
Shares issued 1995                                 (730,199)           $10-$42
Shares canceled 1995                               (124,229)           $30-$42
- --------------------------------------------------------------------------------
December 31, 1995, shares reserved                2,713,629            $15-$43
================================================================================

   Of the common shares reserved at December 31, 1995, options for 1,411,526 are exercisable. At December 31, 1995, there remain 984,633 common shares for which rights to purchase may be granted under the stock purchase plans. In addition, stock-based awards representing up to 4,440,434 common shares may be granted under other stock plans.

9. Taxes on income

Income from continuing operations before income taxes and the provision for income taxes consist of the following:

Years ended December 31                   1995              1994           1993
- --------------------------------------------------------------------------------

Income from continuing operations
  before income taxes:
   U.S                               $ 566,806         $ 565,375      $ 437,167
   Outside the U.S.                     52,125             1,132         61,693
- --------------------------------------------------------------------------------

Total                                $ 618,931         $ 566,507      $ 498,860
================================================================================

Provision for income taxes:
  U.S. federal:
   Current                           $ (17,024)        $  37,644      $  79,666
   Deferred                            168,297           123,037         53,497
- --------------------------------------------------------------------------------

                                       151,273           160,681        133,163
- --------------------------------------------------------------------------------

  U.S. state and local:
   Current                              13,691            12,856         20,065
   Deferred                             26,221            31,295         14,834
- --------------------------------------------------------------------------------
                                        39,912            44,151         34,899
- --------------------------------------------------------------------------------

  Outside the U.S.:
   Current                              28,233            19,342         40,311
   Deferred                             (8,196)           (6,097)       (15,207)
- --------------------------------------------------------------------------------
                                        20,037            13,245         25,104
- --------------------------------------------------------------------------------

  Total current                         24,900            69,842        140,042
  Total deferred                       186,322           148,235         53,124
- --------------------------------------------------------------------------------
Total                                $ 211,222         $ 218,077      $ 193,166
================================================================================

   Including discontinued operations, current provisions for 1995 federal, state and local and outside the U.S. would have been $87.6 million, $39.9 million and $41.9 million, respectively. Total tax provision would have been $355.7 million.

Deferred tax liabilities and (assets)
- --------------------------------------------------------------------------------
December 31                                              1995              1994
- --------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                    $    54,469       $    58,441
  Deferred profit (for tax purposes) on sales
    to finance subsidiaries                           342,435           316,630
  Lease revenue and related depreciation              707,484           578,916
  Other                                                77,362            46,667
- --------------------------------------------------------------------------------
Deferred tax liabilities                            1,181,750         1,000,654
- --------------------------------------------------------------------------------

Deferred tax assets:
  Nonpension postretirement benefits                 (112,201)         (141,153)
  Pension liability                                   (32,219)          (36,068)
  Inventory and equipment capitalization              (32,775)          (30,095)
  Net operating loss carryforwards                    (52,639)          (43,528)
  Alternative minimum tax (AMT)
    credit carryforwards                              (57,194)          (65,485)
  Strategic focus reserve                              (4,212)          (27,007)
  Postemployment benefits                             (22,804)          (34,320)
  Other                                              (108,503)          (87,753)
  Valuation allowance                                  48,692            37,532
- --------------------------------------------------------------------------------
Deferred tax assets                                  (373,855)         (427,877)
- --------------------------------------------------------------------------------

Net deferred taxes                                $   807,895       $   572,777
================================================================================

   Net deferred taxes includes $195.1 million and $119.3 million for 1995 and 1994, respectively, of current deferred taxes which are included in income taxes payable in the Consolidated Balance Sheet.

   The deferred tax asset for net operating losses and related valuation allowance changed due to losses incurred during 1995 by certain foreign subsidiaries. As of December 31, 1995 and 1994, approximately $113.2 million and $101.4 million, respectively, of net operating loss carryforwards were available to the company. Most of these losses, as well as the company's alternative minimum tax credit, can be carried forward indefinitely.

   In 1995 and 1994, the company recognized a reduction in tax expense resulting from its investment in a life insurance program. In 1993, the company completed a transaction whereby it contributed certain commercial aircraft, subject to direct finance leases, to a partnership. The partnership transaction had the effect of reducing the company's obligation for previously accrued deferred taxes. The reduction in deferred taxes has been recognized as a reduction in 1993 income tax expense. Tax benefits from this transaction have also been recognized in 1995 and 1994. Also in 1993, the company recorded additional tax expense in the U.S. as a result of the Omnibus Budget Reconciliation Act of 1993.

     A reconciliation of the U.S. federal statutory rate to the company's effective tax rate for continuing operations follows:

Percent of pretax income                            1995         1994      1993
- --------------------------------------------------------------------------------
U.S. federal statutory rate                         35.0%       35.0%      35.0%
State and local income taxes                         4.2         5.1        4.5
Rate adjustment for deferred taxes                     -           -        3.2
Partnership tax benefits                             (.4)        (.8)      (2.3)
Life insurance investment                           (2.1)        (.6)         -
Other                                               (2.6)        (.2)      (1.7)
- --------------------------------------------------------------------------------
Effective income tax rates                          34.1%       38.5%      38.7%
================================================================================

   The effective tax rate for discontinued operations differs from the statutory rate due primarily to state and local income taxes and non-deductible goodwill.

10. Retirement plans

The company has several defined benefit and defined contribution pension plans covering substantially all employees worldwide. Benefits are primarily based on employees' compensation and years of service. Company contributions are determined based on the funding requirements of U.S. federal and other governmental laws and regulations.

   Total ongoing pension expense amounted to $52.2 million in 1995, $50.2 million in 1994 and $46.4 million in 1993. Net pension expense for defined benefit plans for 1995, 1994 and 1993 included the following components:

                                                                       United States                          Foreign
                                                         -----------------------------------    ------------------------------------

                                                             1995        1994         1993         1995         1994         1993
- ------------------------------------------------------------------------------------------------------------------------------------

Service cost-benefits earned during period               $  33,061    $  35,908    $  30,797    $   5,952    $   5,975    $   5,971
Interest cost on projected benefit obligations              68,027       65,745       62,241       10,317       10,090        9,163
Actual return on assets                                   (124,866)       6,880      (85,971)     (17,594)     (10,681)     (31,494)
Net amortization and (deferral)                             58,831      (67,094)      30,804        5,237       (1,502)      19,896
- ------------------------------------------------------------------------------------------------------------------------------------

Ongoing net periodic defined benefit pension expense        35,053       41,439       37,871        3,912        3,882        3,536
Curtailment (gain) loss charge(a)                          (13,974)           -            -        2,921            -            -
- ------------------------------------------------------------------------------------------------------------------------------------

Total pension expense                                    $  21,079    $  41,439    $  37,871    $   6,833    $   3,882    $   3,536
====================================================================================================================================


(a) Pitney Bowes merged the pension plans of Monarch Marking Systems, Inc. and Dictaphone Corporation into the Pitney Bowes Retirement Plan. Benefits ceased to be accrued for active employees of Monarch and Dictaphone as of the date of the sales resulting in a net curtailment gain of approximately $14.0 million. There was a $2.9 million curtailment charge to the Pitney Bowes, Ltd. pension plan due primarily to actions taken by Pitney Bowes, Ltd.

   The funded status at December 31, 1995 and 1994 for the company's defined benefit plans was:


                                                                          United States                      Foreign
                                                                   ------------------------        ------------------------
                                                                     1995            1994            1995            1994
- ---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefits                                                  $722,282        $526,832        $103,296        $107,064
===========================================================================================================================
  Accumulated benefit obligations                                  $802,299        $581,639        $103,459        $107,283
===========================================================================================================================
Projected benefit obligations                                      $946,420        $798,933        $130,590        $128,942
- ---------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value, primarily stocks and bonds, adjusted by: 771,000         670,182         141,417         137,494
  Unrecognized net loss (gain)                                       86,281          26,191         (12,034)         (6,997)
  Unrecognized net asset                                            (15,815)        (19,906)        (13,828)        (17,877)
  Unamortized prior service costs from plan amendments               22,246          27,686           7,605           9,928
- ---------------------------------------------------------------------------------------------------------------------------
                                                                    863,712         704,153         123,160         122,548
- ---------------------------------------------------------------------------------------------------------------------------
Net pension liability                                              $ 82,708        $ 94,780         $ 7,430         $ 6,394
===========================================================================================================================
Assumptions for defined benefit plans:(a)
Discount rate                                                          7.25%           8.75%       7.0%-8.5%      6.7%- 9.0%
Rate of increase in future compensation levels                         4.25%           5.75%       3.0%-5.5%      3.5%- 6.5%
Expected long-term rate of return on plan assets                       9.50%           9.50%       8.0%-9.5%      9.0%-10.0%
- ---------------------------------------------------------------------------------------------------------------------------

(a) Pension costs are determined using assumptions as of the beginning of the year while the funded status of the plans is determined using assumptions as of the end of the year.

11. Nonpension postretirement
    and postemployment benefits

Net nonpension postretirement benefit costs consisted of the following components:


Years ended December 31                                 1995           1994           1993
- ------------------------------------------------------------------------------------------
Service cost-benefits earned during the period      $  8,688       $ 10,140       $  9,249
Interest cost on accumulated postretirement
  benefit obligations                                 18,917         19,379         21,146
Net (deferral) and amortization                      (17,920)       (19,143)       (18,647)
- ------------------------------------------------------------------------------------------
Net periodic postretirement benefit costs           $  9,685       $ 10,376       $ 11,748
==========================================================================================

   The company's nonpension postretirement benefit plans are not funded. The status of the plans was as follows:

December 31                                                 1995            1994
- --------------------------------------------------------------------------------

Accumulated postretirement benefit obligations:
  Retirees and dependents                              $ 186,324       $ 165,397
  Fully eligible active plan participants                 52,199          38,792
  Other active plan participants                          63,813          63,751
  Unrecognized net (loss) gain                            (4,392)         16,179
  Unrecognized prior service cost                         53,450          81,650
- --------------------------------------------------------------------------------
Accrued nonpension postretirement benefits             $ 351,394       $ 365,769
================================================================================

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 9.25% and 11.75% in 1995 and 1994, respectively. This was assumed to gradually decline to 3.75% and 5.75% by the year 2000 and remaining at that level thereafter for 1995 and 1994, respectively. A one-percentage-point increase in the assumed health care cost trend rate would increase the year-end accumulated postretirement benefit obligations by approximately $15 million as of December 31, 1995 and the net periodic postretirement health care cost by $1.2 million in 1995.

   The assumed weighted average discount rate used in determining the accumulated postretirement benefit obligations was 7.25% and 8.75% in 1995 and 1994, respectively.

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

   In 1994, as part of the company's employee work-life initiatives, employee input was actively sought about benefits and it was concluded that employees prefer benefits more closely related to their changing work-life needs. As a result, the company significantly reduced or eliminated certain postemployment benefits, specifically service-related company-subsidized life insurance, salary continuance and medical benefits, resulting in an after-tax credit to income of $70.9 million (net of approximately $47.7 million of income taxes). As a further outgrowth of this study, the company also instituted, effective January 1, 1995, certain enhancements to its deferred investment plan, including an increase in the company's match of employee contributions.

12. Acquisitions and discontinued operations

The company has refined its strategic focus with the intent to capitalize on its strengths and competitive position. Based on an extensive review, the company decided to concentrate its energies and resources on products and services which facilitate the preparation, organization, movement, delivery, tracking, storage and retrieval of documents, packages, letters and other materials, in hard copy and digital form for its customers. Accordingly, the company announced in 1994 its intent to seek buyers for its Dictaphone Corporation (Dictaphone) and Monarch Marking Systems, Inc. (Monarch) subsidiaries.

   On June 29, 1995, the company sold Monarch for approximately $127 million in cash, subject to post-closing adjustments, to a new company jointly formed by Paxar Corporation and Odyssey Partners, L.P. On August 11, 1995, the company sold Dictaphone for approximately $450 million in cash, subject to post-closing adjustments, to an affiliate of Stonington Partners, Inc. The sales resulted in gains approximating $155 million net of approximately $130 million of income taxes.

   Dictaphone and Monarch have been classified in the Consolidated Statement of Income as discontinued operations. Summary results of the Dictaphone and Monarch operations prior to their sales, which have been classified separately, were as follows:

Years ended December 31                     1995            1994            1993
- --------------------------------------------------------------------------------

Revenue                                 $306,462        $552,255        $542,495
================================================================================

Income before income taxes              $ 36,007        $ 74,843        $ 75,947
Provision for income taxes                14,524          29,682          28,452
- --------------------------------------------------------------------------------

Income from discontinued
  operations                            $ 21,483        $ 45,161        $ 47,495
================================================================================

   In October 1993, the company acquired all outstanding shares of Ameriscribe Corporation (Ameriscribe), a nationwide provider of on-site reprographics, mailroom and other office services, in exchange for approximately $83 million of Pitney Bowes common stock, plus approximately $5 million of additional shares for outstanding Ameriscribe options. The company consolidated this unit with its facilities management business operated through its wholly-owned subsidiary, Pitney Bowes Management Services, Inc. The transaction was accounted for by the purchase method and the proforma effect on the company's results was not significant.

13. Nonrecurring items, net

During 1994, the company adopted a formal plan designed to address the impact of technology on work force requirements and to further refine its strategic focus on core businesses worldwide. Accordingly, in the third quarter of 1994 the company recorded a $93.2 million charge to income to cover the costs of such actions. The charge anticipated $61 million of severance and benefit costs for work force reductions, $22 million of asset write downs and $10 million of other exit costs. As of December 31, 1995, the company has made severance and benefit payments of approximately $49 million, the majority of which was expended in 1995, to nearly 1,500 employees separated under these strategic focus initiatives.

   The phase-out of older product lines, introduction of new, advanced products and increased need for higher employee skill levels to deliver and service these products will ultimately require a work force reduction of approximately 1,700 employees worldwide, and the future hiring of approximately 450 new employees with these requisite enhanced skills upon completion of these strategic focus initiatives. As of December 31, 1995, approximately 400 employees with the requisite skills have been hired to produce and service advanced product offerings. All costs associated with hiring of new employees were excluded from the charge and have been and will continue to be recognized appropriately in the period incurred.

   Current and future advanced product offerings require a smaller, but more highly skilled engineering, manufacturing and service work force to take full advantage of design, production, diagnostic and service strategies. These disciplines anticipated a work force reduction of more than 850 employees with related severance and benefit costs of $27 million. As of December 31, 1995, the actions taken by the company relative to this portion of the initiative have resulted in cash expenditures of approximately $21 million and anticipated 1996 expenditures of approximately $6 million. Other anticipated strategic actions included reengineering and streamlining of order flow, logistics and other administrative processes in the U.S., Europe and the Asia Pacific region which anticipated an additional work force reduction of more than 800 employees with related severance and benefit costs of $22.7 million. As of December 31, 1995, the actions taken by the company relative to this portion of the initiative have resulted in cash expenditures of approximately $17 million, an additional accrual of approximately $5 million in separation and benefit costs and anticipated 1996 expenditures of approximately $10 million. The additional accrual has been recorded in selling, service and administrative expense in the Consolidated Statement of Income. The decisions to phase out non-mailing products in Germany and the cessation of further development and marketing of shipping products which could not be cost-effectively upgraded to new technologies accounted for the remaining work force reductions and related severance and benefit costs. As of December 31, 1995, the actions taken by the company relative to this portion of the initiative have resulted in cash expenditures of approximately $9 million and anticipated 1996 expenditures of approximately $2 million.

   As noted above, included in the plan to refine the strategic business focus of the company were anticipated asset write downs of $22 million and $10 million of other exit costs for certain additional actions. Consistent with a refinement of focus on core businesses, these actions include phasing-out non-mailing products in Germany. This decision anticipated the write down of inventories, lease and rental contracts and other assets to their net realizable value for which $7.4 million was provided. The decision to cease development and marketing of certain shipping products as noted above anticipated further inventory and other asset write-offs of $8.6 million. The company decided to transition a software-based business with its own product offerings to a limited product development and marketing support function. As a result, $6.3 million of goodwill related to the acquisition of this business was written-off. The $10 million of other exit costs are primarily due to the adoption of a centralized organizational structure in the European financial services businesses that anticipated the early termination of a facility lease. As of December 31, 1995, approximately $19 million in assets have been written off, $3 million of certain other exit costs have been incurred, approximately $2 million of the original anticipated write down associated with the phase-out of non-mailing products in Germany has been reclassified as other exit costs within the reserve and $5 million originally provided for the early termination of a facility lease has been reversed through selling, service and administration expense in the Consolidated Statement of Income. Anticipated 1996 expenditures approximate $5 million, with the majority to be cash expenditures.

   Benefits from the strategic focus initiatives (principally reduced employee expense) will be offset, in part, by increased hiring and training expenses to obtain employees with requisite skills.

14. Commitments, contingencies
    and regulatory matters

At December 31, 1995, the company's finance subsidiaries had unfunded commitments of $1.1 million to extend credit to customers. The company evaluates each customer's credit worthiness on a case-by-case basis. Upon extension of credit, the amount and type of collateral obtained, if deemed necessary by the company, is based on management's credit assessment of the customer. Fees received under the agreements are recognized over the commitment period. The maximum risk of loss arises from the possible non-performance of the customer to meet the terms of the credit agreement. As part of the company's review of its exposure to risk, adequate provisions are made for finance assets which may be uncollectible.

   The company is currently a defendant in a number of lawsuits arising in the ordinary course of business, none of which should have, in the opinion of management and legal counsel, a material adverse effect on the company's financial position or results of operations.

   The company has been advised that the Antitrust Division of the U.S. Department of Justice is conducting a civil investigation of its postage equipment business to determine whether there is, has been, or may be a violation of the surviving provisions of the 1959 consent decree between the company and the U.S. Department of Justice, and/or the antitrust laws. The company intends to cooperate with the Department's investigation.

   The company is subject to federal, state and local laws and regulations concerning the environment, and is currently participating in administrative or court proceedings, which are at various stages of activity, as a participant in various groups of potentially responsible parties. These proceedings are at various stages of activity, and it is impossible to estimate with any certainty the total cost of remediation, the timing and extent of remedial actions which may be required by governmental authorities, and the amount of the liability, if any, of the company. If and when it is possible to make a reasonable estimate of the company's liability, if any, with respect to such a matter, a provision would be made as appropriate. Based on facts presently known to it, the company does not believe that the outcome of these proceedings will have a material adverse effect on its financial condition.

   On June 9, 1995, the United States Postal Service (U.S.P.S.) issued final regulations addressing the manufacture, distribution and use of postage meters. The regulations cover four general categories: meter security, administrative controls, Computerized Meter Resetting Systems (C.M.R.S.) and other issues. In general, the regulations impose reporting and performance obligations on meter manufacturers, prescribe potential administrative sanctions for failure to meet these obligations and require a restructuring of the fund management system of C.M.R.S., such as the company's Postage by Phone(R) System, to give the U.S.P.S. more direct control over meter licensee deposits. The company is working with the U.S.P.S. to ensure that the implementation of these regulations provides mailing customers and the U.S.P.S. with the intended benefits, and that Pitney Bowes also benefits. The company believes that the financial impact to the company resulting from implementation of these regulations will not be material.

   Pitney Bowes is also currently working with the U.S.P.S. to devise a multi-year migration schedule to phase out mechanical meters and replace them with electronic meters in a manner that is most beneficial and least disruptive to the operations of the company's customers. This is consistent with the company's strategy of introducing new technology into the market place to add value to customer operations and meet postal needs. This strategy and the company's long-term focus has resulted in an increase in the percentage of the electronic meter base in the U.S. from six percent of the overall base in 1986 to nearly 50 percent of the installed meter base in 1995. Until such time as a final meter migration plan is promulgated, the financial impact, if any, on the company cannot be determined; but, it is currently the belief of the company that the migration plan will not cause a material adverse financial impact.

15. Leases

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

   Future minimum lease payments under both capital and operating leases as of December 31, 1995 are as follows:

                                                      Capital          Operating
Years ending December 31                               leases             leases
- --------------------------------------------------------------------------------
1996                                                 $  3,948           $ 72,840
1997                                                    3,636             49,616
1998                                                    3,424             36,725
1999                                                    3,415             25,129
2000                                                    3,057             18,005
Later years                                             9,862             55,083
- --------------------------------------------------------------------------------

Total minimum lease payments                           27,342           $257,398
                                                                        ========

Less amount representing interest                     (11,376)
- -------------------------------------------------------------

Present value of net
  minimum lease payments                             $ 15,966
=============================================================

   Rental expense was $129.3 million, $127.0 million and $101.6 million in 1995, 1994 and 1993, respectively.

16. Financial services

The company has several consolidated finance operations which are engaged in lease financing of the company's products in the U.S., Canada, the U.K., Germany, France, Norway, Ireland and Australia as well as other commercial and industrial transactions in the U.S. In 1993, the company decided to phase out the business of financing non-Pitney Bowes equipment outside of the U.S. Condensed financial data for the consolidated finance operations follows:

Condensed summary of operations
Years ended December 31                    1995           1994*            1993*
- --------------------------------------------------------------------------------

Revenue                               $ 713,909      $ 659,619        $ 597,624
- --------------------------------------------------------------------------------

Costs and expenses                      238,457        256,638          219,148
Interest, net                           217,499        175,987          173,115
Nonrecurring items, net                       -          6,096                -
- --------------------------------------------------------------------------------

  Total expenses                        455,956        438,721          392,263
- --------------------------------------------------------------------------------
Income before income taxes              257,953        220,898          205,361
Provision for income taxes               81,422         70,398           73,688
- --------------------------------------------------------------------------------
Income before effect of a change
  in accounting for
  postemployment benefits               176,531        150,500          131,673
Effect of a change in accounting
  for postemployment benefits                 -         (2,820)               -
- --------------------------------------------------------------------------------

Net income                            $ 176,531      $ 147,680        $ 131,673
================================================================================

Condensed balance sheet at December 31                    1995             1994*
- --------------------------------------------------------------------------------

Cash and cash equivalents                           $   11,486       $   15,114
Finance receivables, net                             1,208,532        1,050,090
Other current assets and prepayments                    40,170           42,230
- --------------------------------------------------------------------------------

  Total current assets                               1,260,188        1,107,434

Long-term finance receivables, net                   3,390,597        3,086,401
Investment in leveraged leases                         570,008          481,308
Other assets                                           162,347          151,609
- --------------------------------------------------------------------------------

Total assets                                        $5,383,140       $4,826,752
================================================================================

Accounts payable and accrued liabilities            $  180,243       $  332,408
Income taxes payable                                   128,461          104,662
Notes payable and current portion
  of long-term obligations                           2,398,051        2,199,843
- --------------------------------------------------------------------------------

  Total current liabilities                          2,706,755        2,636,913

Deferred taxes on income                               334,716          263,780
Long-term debt                                       1,272,700          973,222
Other noncurrent liabilities                             4,956            4,983
- --------------------------------------------------------------------------------

  Total liabilities                                  4,319,127        3,878,898
- --------------------------------------------------------------------------------

Equity                                               1,064,013          947,854
- --------------------------------------------------------------------------------

Total liabilities and equity                        $5,383,140       $4,826,752
================================================================================

* Certain prior year amounts have been reclassified to conform with the 1995 presentation.

   Finance receivables are generally due in monthly, quarterly or semi-annual installments over periods ranging from three to seven years. In addition, 20 percent of the company's net finance assets represent secured commercial and private jet aircraft transactions with lease terms ranging from five to 25 years. The company considers its credit risk for these leases to be minimal since all aircraft lessees are making payments in accordance with lease agreements. The company believes any potential exposure in aircraft investment is mitigated by the value of the collateral as the company retains a security interest in the leased aircraft.

   Maturities of gross finance receivables and notes payable for the finance operations are as follows:

                                           Gross finance       Notes payable and
Years ending December 31                     receivables       subordinated debt
- --------------------------------------------------------------------------------

1996                                          $1,628,934              $2,398,051
1997                                           1,190,451                 251,406
1998                                             844,774                 130,483
1999                                             541,317                   3,710
2000                                             316,949                  62,228
Thereafter                                       961,270                 824,873
- --------------------------------------------------------------------------------

Total                                         $5,483,695              $3,670,751
================================================================================

   Finance operations' net purchases of Pitney Bowes equipment amounted to $618.6 million, $617.4 million and $585.1 million in 1995, 1994 and 1993, respectively.

   The components of net finance receivables were as follows:

December 31                                           1995                 1994
- --------------------------------------------------------------------------------

Gross finance receivables                      $ 5,483,695          $ 5,012,175
Residual valuation                                 680,055              599,430
Initial direct cost deferred                        94,571               76,323
Allowance for credit losses                       (113,506)            (113,091)
Unearned income                                 (1,545,686)          (1,438,346)
- --------------------------------------------------------------------------------

Net finance receivables                        $ 4,599,129          $ 4,136,491
================================================================================

   The company's net investment in leveraged leases is composed of the following elements:

December 31                                              1995              1994
- --------------------------------------------------------------------------------

Net rent receivable                                 $ 532,153         $ 479,027
Unguaranteed residual valuation                       589,520           550,516
Unearned income                                      (551,665)         (548,235)
- --------------------------------------------------------------------------------

Investment in leveraged leases                        570,008           481,308
Deferred taxes arising from
  leveraged leases                                   (216,873)         (169,537)
- --------------------------------------------------------------------------------

Net investment in leveraged leases                  $ 353,135         $ 311,771
================================================================================

   Following is a summary of the components of income from leveraged leases:

Years ended December 31                       1995           1994           1993
- --------------------------------------------------------------------------------

Pretax leveraged lease income              $11,667        $ 6,694        $ 3,785
Income tax effect                            4,408          5,050          5,381
- --------------------------------------------------------------------------------

Income from leveraged leases               $16,075        $11,744        $ 9,166
================================================================================

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

   Leveraged lease investments totaling $265.2 million are related to commercial real estate facilities, with original lease terms ranging from 5 to 25 years. Also included are ten aircraft transactions with major commercial airlines, with a total investment of $266.8 million and with original lease terms ranging from 22 to 25 years and two transactions involving locomotives with a total investment of $38.0 million with an original lease term ranging from 25 to 38 years.

   The company has sold net finance receivables with varying amounts of recourse in privately-placed transactions with third-party investors. The uncollected principal balance of receivables sold and residual guarantee contracts totaled $263.3 million and $275.2 million at December 31, 1995 and 1994, respectively. The maximum risk of loss arises from the possible non-performance of lessees to meet the terms of their contracts and from changes in the value of the underlying equipment. Conversely, these contracts are supported by the underlying equipment value and credit worthiness of customers. As part of the review of its exposure to risk, the company believes adequate provisions have been made for sold receivables which may be uncollectible.

   The company has invested in various types of equipment under operating leases; the net investment at December 31, 1995 and 1994 was not significant.

17. Business segment information

For a description of the company's segments and financial information relating to revenue, operating profit and identifiable assets by business segment for the years 1995, 1994 and 1993, see "Segments" on page 20. That information is incorporated herein by reference. The information set forth below should be read in conjunction with such information. Operating profit of each segment is determined by deducting from revenue the related costs and operating expenses directly attributable to the segment. Segment operating profit excludes general corporate expenses, which amounted to $63.5 million in 1995, $71.7 million in 1994 and $74.4 million in 1993, income taxes and net interest other than that related to the financial services businesses. Additional segment information is as follows:

Years ended December 31                     1995            1994            1993
- --------------------------------------------------------------------------------

Depreciation and
  amortization:
    Business equipment                  $223,732        $220,848        $210,682
    Business services                     22,948          18,418          13,133
    Commercial and
      industrial financing                14,230          12,454           9,625
- --------------------------------------------------------------------------------

Total                                   $260,910        $251,720        $233,440
================================================================================

Net additions to property,
  plant and equipment
  and rental equipment
  and related inventories:
    Business equipment                  $255,852        $249,892        $243,275
    Business services                      7,161           1,306           4,089
    Commercial and
      industrial financing                35,654          42,811          26,613
- --------------------------------------------------------------------------------

Total                                   $298,667        $294,009        $273,977
================================================================================

   Identifiable assets are those used in the company's operations in each segment and exclude cash and cash equivalents and short-term investments. Identifiable assets of geographic areas include intercompany profits on inventory and rental equipment transferred between segments and intercompany accounts. A reconciliation of identifiable assets to consolidated assets is as follows:

December 31                                              1995              1994
- --------------------------------------------------------------------------------

Identifiable assets by geographic area            $ 7,756,187       $ 7,081,244
Inter-area profits                                    (41,507)          (29,772)
Intercompany accounts                                 (91,025)         (176,874)
- --------------------------------------------------------------------------------

Identifiable assets by industry segment             7,623,655         6,874,598
Cash and cash equivalents and
  short-term investments                               88,553            75,745
General corporate assets                              132,440           142,928
Discontinued operations                                     -           306,449
- --------------------------------------------------------------------------------

Consolidated assets                               $ 7,844,648       $ 7,399,720
================================================================================

18. Fair value of financial instruments

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

   The estimated fair value of the company's financial instruments is as follows:

- --------------------------------------------------------------------------------
                                              Carrying*             Fair
December 31, 1995                                value*            value
- --------------------------------------------------------------------------------

Investment securities                           $1,797            $1,813
Loan receivables                              $280,013          $284,245
Long-term debt                             $(1,080,381)      $(1,174,836)
Interest rate swaps                            $(1,147)         $(42,318)
Foreign currency exchange contracts              $(499)            $(850)
Residual and conditional commitment
  guarantee contracts                          $(4,669)          $(5,782)
Commitments to extend credit                         -             $(165)
Transfer of receivables with recourse         $(17,349)         $(17,349)
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
                                              Carrying*             Fair
December 31, 1994                                value*            value
- --------------------------------------------------------------------------------

Investment securities                           $7,490            $7,553
Loan receivables                              $265,795          $268,342
Long-term debt                               $(860,295)        $(855,670)
Interest rate swaps                            $(3,180)         $(17,855)
Foreign currency exchange contracts               $704              $329
Residual and conditional commitment
  guarantee contracts                          $(3,870)          $(3,798)
Commitments to extend credit                         -             $(450)
Transfer of receivables with recourse         $(31,556)         $(31,556)
- --------------------------------------------------------------------------------

* Carrying value includes accrued interest and deferred fee income.

19. Quarterly financial data (unaudited)

Summarized quarterly financial data (in millions of dollars, except for per share data) for 1995 and 1994 follows:

                                                 Three Months Ended
- --------------------------------------------------------------------------------
1995                                March 31     June 30    Sept. 30     Dec. 31
- --------------------------------------------------------------------------------

Total revenue                           $839        $863        $876        $977
Cost of sales and rentals
  and financing                         $319        $340        $348        $398
Income from
  continuing operations                  $96         $98        $101        $113
Discontinued operations                   10          11         154           -
- --------------------------------------------------------------------------------

Net income                              $106        $109        $255        $113
================================================================================

Income per common and
 common equivalent share:
    Continuing operations               $.63        $.65       $ .66        $.74
    Discontinued operations              .07         .07        1.01           -
- --------------------------------------------------------------------------------

    Net income                          $.70        $.72       $1.67        $.74
================================================================================


                                                 Three Months Ended
- --------------------------------------------------------------------------------
1994                                March 31     June 30    Sept. 30     Dec. 31
- --------------------------------------------------------------------------------

Total revenue                           $745        $818        $806        $902
Cost of sales and rentals
  and financing                         $286        $330        $312        $366
Income from
  continuing operations                 $ 82        $ 87        $ 85        $ 94
Discontinued operations                   10          12          11          13
Effect of a change in
  accounting for
  postemployment benefits               (120)          -           -           -
- --------------------------------------------------------------------------------

Net income                              $(28)       $ 99        $ 96        $107
================================================================================

Income per common and common
  equivalent share:
    Continuing operations               $.51        $.55        $.54        $.61
    Discontinued operations              .07         .07         .07         .08
    Effect of a change in
      accounting for post-
      employment benefits               (.75)         --          --          --
- --------------------------------------------------------------------------------

    Net income                          $(.17)      $.62        $.61        $.69
================================================================================


Report of Independent Accountants

Price Waterhouse LLP   LOGOMARK


To the Stockholders and Board of Directors of Pitney Bowes Inc.:


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Pitney Bowes Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   As discussed in Note 11 to the consolidated financial statements, the company adopted a new accounting standard for postemployment benefits in 1994.



SIGNATURE HERE



Stamford, Connecticut

January 29, 1996

Stock Exchanges

Pitney Bowes common stock is traded under the symbol "PBI." The principal market it is listed on is the New York Stock Exchange. The stock is also traded on the Chicago, Philadelphia, Boston, Pacific and Cincinnati stock exchanges.

Stock Information

DIVIDENDS PER COMMON SHARE
Quarter                            1995     1994
- ------------------------------------------------
First                             $ .30    $ .26
Second                              .30      .26
Third                               .30      .26
Fourth                              .30      .26
                                  --------------
Total                             $1.20    $1.04
                                  --------------


QUARTERLY PRICE RANGES OF COMMON STOCK
                                        1995
                                   -------------
Quarter                            High      Low
- ------------------------------------------------
First                                37       30
Second                               40   34 7/8
Third                            43 3/8   38 1/8
Fourth                           48 1/4   40 3/4

                                        1994
                                   -------------
Quarter                            High      Low
- ------------------------------------------------
First                            46 3/8   39 7/8
Second                           42 3/8       37
Third                            39 1/4   34 1/2
Fourth                           36 1/2   29 1/4

42