Form 10-K, Exhibit 13
period 1996-12-31
PITNEY BOWES INC /DE/
filed 1997-03-31
CIK 78814

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                                                               Exhibit (viii)

OVERVIEW

Pitney Bowes continues to build on the core activities that support its strong competitive position. We concentrate on products and services which facilitate the preparation and management of documents, packages, letters and messages, in physical or electronic form, through all phases of customer use.

The company operates within three industry segments: business equipment, business services, and commercial and industrial financing.

Business equipment consists of four products, supplies and service classes: mailing, copying and facsimile systems, and related financing. These products are sold, rented or leased by the company, while supplies and services are sold. The financial services operations provide lease financing for the company's products in the United States, Canada, the United Kingdom, Germany, France, Norway, Ireland and Australia.

Business services consists of facilities management and mortgage servicing. Facilities management services are provided for a variety of business support functions. Mortgage servicing provides billing, collecting and processing services for major investors in residential first mortgages for a fee.

The commercial and industrial financing segment provides large-ticket financing programs, covering a broad range of products, and other financial services to the commercial and industrial markets in the U.S. It also provides small-ticket lease financing services to small and medium-sized businesses throughout the U.S.

RESULTS OF CONTINUING OPERATIONS 1996 COMPARED TO 1995

In 1996, revenue increased 9%, income from continuing operations grew 15% and earnings per share from continuing operations increased 16% to $3.12 per share compared to $2.68 for 1995.

EARNINGS PER SHARE FROM CONTINUING OPERATIONS

               1994           1995                1996
               ----           ----                ----
Dollars        2.21           2.68                3.12

REVENUE GROWTH came primarily from increased sales of facilities management services, production mail and high-end mailing equipment and was principally volume-driven, while prices and exchange rates remained relatively unchanged from 1995. This growth was achieved despite lower revenue in Canada, where the new management team was put in place to focus on profitable growth. Approximately 75% of our total revenue in 1996 is recurring revenue, which we believe is a good indicator of potential repeat business.

REVENUE  Dollars in millions

                         1994           1995           1996
                         ----           ----           ----
Sales                    1,418          1,546          1,675

Rentals & Financing      1,441          1,575          1,718

Support Services           411            433            466

The 15% growth in INCOME FROM CONTINUING OPERATIONS was possible because of continued emphasis on programs to increase efficiency and reduce operating expenses, despite the fact that more revenues were coming from the lower-margin business services sector. The fact that growth in income from continuing operations significantly outpaced revenue growth is a measure of the success of our emphasis on operating efficiencies.

SALES REVENUE increased 8% from the prior year, 10% if the comparison excludes the approximately $30 million in upgrade revenue generated by the first-quarter 1995 United States Postal Service (USPS) rate change. Facilities management led the company with a 17% sales increase, as it continues to expand its commercial market contract base. Sales of digital, software-based equipment were strong, with notable increases in production mail, high-end mailing and copier placements. In total, financial services financed 39% of all sales in 1996 and 1995. Our facilities management business does not require the same traditional financing services used by the other parts of the company, and its growth impacts this percentage.

RENTAL AND FINANCING REVENUE increased 9% from 1995. Rental revenue increased 6% from 1995. The company voluntarily halted mechanical meter placements in early 1996 to comply with USPS pending guidelines on moving to electronic and digital meters. This caused a slight decline in this year's installed U.S. meter base. However, we expect rapid growth in the base of electronic and digital meters to continue for the next few years, as these prod-


<pg$pcn>

ucts attract new categories of customers worldwide, including the small office/home office (SOHO) market segment. Since the introduction of PostPerfect(TM) in 1995, the company's first digital meter and the subsequent introduction of the Personal Post Office(TM) meter in October 1996, more than 100,000 digital meters have been placed in service. During 1996, the USPS took control of the postal payment trust fund. This significantly lowered the administrative revenue included in this category during this year. This also lowered the growth in rental revenue.

FINANCING REVENUE increased 15% in 1996. Increased volume in Pitney Bowes product leases and small-ticket leases to credit-worthy businesses drove this growth. A strategic shift to concentrate on fee-based income contributed as well, though gains were offset by a planned reduction in the external large-ticket financing business. Excluding the impact of external financial asset sales, revenue growth would have been 10%.

SUPPORT SERVICE REVENUE grew 7%, driven by volume growth in equipment maintenance contracts, manned on-site production mail service contracts and chargeable service calls.

THE RATIO OF COST OF SALES TO SALES REVENUE grew .3 percentage points due to the change in sales revenue mix toward the lower-margin facilities management business, which includes most of its expenses in cost of sales. The revenue mix impact was balanced by lower product costs, increased sales of higher-margin feature-rich products and the effect of a stronger U.S. dollar on equipment purchases. The 1995 ratio also benefited from the lower costs associated with the revenue related to the USPS rate change in the first quarter of 1995.

THE RATIO OF COST OF RENTALS AND FINANCING TO THE RELATED REVENUE increased 1.4 percentage points to 30.8% in 1996. This is due to the effect of the sale of external finance assets and a change in revenue mix. Excluding asset sales, this ratio would have increased .8 percentage points. The strong growth in the mortgage servicing and brokered small-ticket external leasing businesses, both of which include a majority of their expenses in the cost of financing, also increased this ratio.

THE RATIO OF SELLING, SERVICE AND ADMINISTRATIVE EXPENSES TO REVENUE remained relatively unchanged from 1995 at 34.7% despite a $30 million charge (writing off the remaining goodwill and other related expenses) resulting from the company's decision to exit the Australian copier business and downsize its Australian facsimile business. This will enable the company's Australian operations to concentrate on the more profitable mailing and high-end facsimile businesses. This charge was almost completely offset by associated tax benefits and had a minimal impact on the results for the year. Without this charge, selling, service and administrative expenses would have been reduced to 33.9% of 1996 revenues. Changes in the revenue mix helped to reduce this ratio. Various reengineering programs within the company have resulted in operating efficiencies and controlling costs, all of which have lowered the worldwide expense ratio.

SELLING, SERVICE AND ADMINISTRATIVE RATE
(excluding 1996 Australian charge)

                              1994           1995           1996
                              ----           ----           ----
Percentage of revenue         35.7%          34.6%          33.9%

RESEARCH AND DEVELOPMENT EXPENSES in 1996 matched the previous year's, demonstrating the company's commitment to providing the global marketplace with a continuous stream of innovative, high-quality products and services such as the PostPerfect(TM) meter and the Personal Post Office(TM) meter. Development spending is expected to increase in the future, as we invest in the new software and digital products demanded by the marketplace.

NET INTEREST EXPENSE decreased 10% as a result of lower interest rates and lower average debt. Overall, borrowing levels remained steady with those in the latter half of 1995. Financial services did borrow more to support more Pitney Bowes product placements and small-ticket external leases. Future changes in interest rates could affect our borrowing strategies. We manage our interest rate risk, most of which is in financial services, with a balanced mix of debt maturities, variable- and fixed-rate debt and interest rate swap agreements. Our swap-adjusted variable- versus fixed-rate debt mix was 41% to 59%, respectively, at December 31, 1996.

OPERATING PROFIT, excluding the Australian charge, grew 14% with 11% coming from the business equipment segment, 31% from the business services segment and 26% from the commercial and industrial financing segment. Including the Australian charge, overall operating profit increased 9% with business equipment contributing a 6% increase.

The operating profit growth in the business equipment segment came from strong performances by mailing and facsimile globally, and the copier business in the U.S. All businesses contributed to the operating profit growth in the business services segment. In the commercial and industrial financing segment, operating profit growth was helped by a decreasing interest rate environment and from the asset sales described earlier.


<pg$pcn>

CONTINUING OPERATIONS MARGINS

                    1994           1995           1996
                    ----           ----           ----
Percentage          10.7%          11.5%          12.2%

THE EFFECTIVE TAX RATE for 1996, including the tax benefits associated with the company's actions in Australia and the related write-off of its Australian investment, was 31.4%. Excluding such benefits, the effective tax rates for 1996 and 1995 were 34.3% and 34.1%, respectively.

INCOME FROM CONTINUING OPERATIONS

                     1994           1995           1996
                     ----           ----           ----
Dollars in millions  348            408            469

INCOME FROM CONTINUING OPERATIONS grew 15% for all of 1996. Strong growth in income from worldwide mailing and facsimile systems as well as good results from all other businesses led to the overall increase.

RESULTS OF CONTINUING OPERATIONS 1995 COMPARED TO 1994

REVENUE increased 9% in 1995; income per share from continuing operations increased 21% to $2.68 per share in 1995 from $2.21 per share in 1994. The 1995 revenue increase was paced by strong double-digit growth in our facilities management contract base, strong facsimile systems supplies sales in support of our growing plain paper facsimile base in the U.S., and international mailing growth led by our U.K. mailing business, which had solid equipment sales throughout 1995. In addition, sales benefited from the first-quarter USPS rate change and the mid-1995 acquisition of our former Japanese joint venture. This was offset, to a degree, by slower performance in the low-end shipping market in the U.S. In 1995, both price increases and foreign currency fluctuation had less than a 1% favorable impact on sales growth.

RENTALS AND FINANCING REVENUE increased 9% in 1995. Rental revenue increased 8% in 1995. This growth was fueled by the gain in placements of electronic and digital meters including the introduction of PostPerfect,(TM) the company's first digital meter, and a continued shift to high-yielding electronic and digital meters utilizing the Postage By Phone(R) meter resetting system. Plain paper facsimile equipment placements also had strong volume growth.

FINANCING REVENUE increased 10% in 1995, or 16% excluding the impact of financial asset sales. This growth was achieved by increased activity in the financing of the company's products and solid increases in creditworthy small-ticket leases. Financing revenue also benefited from portfolio growth, fee-based income and increased leveraged lease revenue offset by the decision to phase out the business of financing non-Pitney Bowes equipment outside the U.S.


<pg$pcn>

SUPPORT SERVICES REVENUE included in the business equipment segment grew 5% from the prior year as a result of volume and price growth. Expansion of the base of service agreements in the facsimile and copier businesses offset the effect of a planned competitive pricing strategy. U.S. mailing and shipping and production mail systems had strong volume gains in the equipment service base; international mailing and production mail systems also contributed to the growth with support services pricing gains.

THE RATIO OF COST OF SALES TO SALES in 1995 was 60.9% versus 58.4% in 1994. The facilities management business includes most of its costs in cost of sales. Therefore, the growth in its revenue and its increasing significance to total revenue of the company continues to impact this ratio. The increase in 1995 was also the result of increased efficiencies associated with longer production runs in 1994 in U.S. mailing. Offsetting these factors was the favorable gross margin realized from the 1995 USPS rate change.

THE RATIO OF COST OF RENTALS AND FINANCING TO RELATED REVENUE improved to 29.4% in 1995 compared with 32.3% in 1994. The improvement was attributable to growth in fee income, which has minimal costs associated with it; improved equipment rental margins in the U.S.; a lower cost base supporting higher-earning asset levels; and fewer sales, in 1995, of lower-margin lease assets. Amortization of purchased mortgage rights served to partially offset the decrease in the ratio of costs to related rental and financing revenue.

As a part of the company's direction toward new technology in transitioning to all-electronic postage meters, and to meet postal needs, the estimated service lives of postage meters was revised effective January 1, 1995. The meter base has been segregated according to technology content. Mechanical meters, which at December 31, 1995 constituted approximately 50% of the meter base, had their depreciable lives shortened, while electronic meters had their depreciable lives lengthened due to enhanced security, functionality and limited risk of technological obsolescence. These changes in depreciable lives were accounted for as a change in accounting estimate and were not material to 1995 results of operations.

SELLING, SERVICE AND ADMINISTRATIVE EXPENSES TO REVENUE decreased to 34.6% compared to 35.7% in 1994. The improvement was a result of more efficient operations emanating from the strategic focus initiatives commenced in 1994, which made operations more efficient in 1995. An outgrowth of such initiatives, in part, was the favorable experience within some of the company's benefit plans. The improvement in this ratio was achieved despite the inclusion in 1994 of a patent royalty settlement and a special cash payment received relative to Wheeler, a former subsidiary of the company.

RESEARCH AND DEVELOPMENT EXPENSES increased by 4% as a result of our focus on advanced product development, with an emphasis on electronic technology and software, and the required higher expenditure on new products as they approach the end of their development cycle. In 1995, a smaller portion of our engineering activities were in support of newly introduced products.

NET INTEREST increased 16% as a result of higher interest rates coupled with higher average levels of borrowing. The increased borrowing occurred primarily at the financial services businesses and was used to support continued investments in finance assets. Borrowings at the corporate level related to common stock repurchases made in anticipation of the sale proceeds on Monarch and Dictaphone. Any future changes to the interest rate environment could affect the company's borrowing strategies. The company's swap-adjusted variable-rate versus fixed-rate debt mix was 57% and 43%, respectively, at December 31, 1995.

Through December 31, 1995, the company successfully implemented the plan adopted in the third quarter of 1994, which was designed to address the impact of technology on workforce requirements and to further refine its strategic focus on core businesses. The plan resulted in a $93.2 million charge against earnings in 1994. The details of this plan are discussed in Note 13 to the Consolidated Financial Statements. The company made severance and benefit payments of approximately $49 million, the majority of which were paid in 1995, to nearly 1,500 employees separated under the strategic focus initiatives. Completion of the actions contemplated under the strategic initiatives cost the company approximately $5 million in excess of that initially provided in 1994. This excess was recorded in selling, service and administrative expense in 1995. Also, the company has written down assets and incurred certain other exit costs, as planned, by approximately $19 million and $3 million, respectively, the majority of which occurred in 1994. Management believes that the remaining reserve of approximately $23 million, most of which is committed to severance and benefit payments to separated employees, is adequate to complete the actions identified in the plan. Benefits from the strategic focus initiatives (primarily reduced employee expense) were offset, in part, by increased hiring and training expenses to obtain employees with requisite skills.

OPERATING PROFIT, excluding the impact of nonrecurring items in 1994, increased 9% with business equipment reflecting growth of 8%, business services 21% and commercial and industrial financing 16%. The operating profit performance in the business equipment segment reflects strong performances by mailing and facsimile businesses in the U.S. and internationally as well as the copier business in the U.S. In the fourth quarter 1995, incremental installation and service costs approximating $9 million were paid to our non-U.S. operations by our U.S. manufacturing organization to support certain new product introductions. All businesses contributed to the operating profit growth in the business services segment. Operating profit grew in the commercial and industrial financing segment despite increasing interest rates


<pg$pcn>

and lower contributions from asset sales. Lower credit loss provisions together with higher fee income also contributed to the growth in operating profit.

Inclusive of the nonrecurring charges, the operating profit growth, overall, was 5% with the business equipment and commercial and industrial financing segments growing their respective operating profit by 4% and 16%, while the business services segment reflected a 3% decrease in operating profit.

THE EFFECTIVE TAX RATE was 34.1% in 1995 compared to 38.5% in 1994. The 1994 effective tax rate includes the impact of approximately $28 million of strategic actions for which we could not realize associated tax benefits. Excluding these nonrecurring items, the 1994 tax rate was 36.3%. The 1995 effective rate benefited from tax benefits from a company-owned life insurance investment, as well as a higher level of tax-exempt income and lower taxes on foreign operations.


OTHER MATTERS

On June 29, 1995, the company sold Monarch Marking Systems, Inc. (Monarch) for approximately $127 million in cash, subject to post-closing adjustments, to a new company jointly formed by Paxar Corporation and Odyssey Partners, L.P. On August 11, 1995, the company sold Dictaphone Corporation (Dictaphone) for approximately $450 million in cash, subject to post-closing adjustments, to an affiliate of Stonington Partners, Inc. The sales of Dictaphone and Monarch resulted in gains approximating $155 million, net of approximately $130 million of income taxes. Dictaphone and Monarch have been classified in the Consolidated Statement of Income as discontinued operations; revenue and income from continuing operations exclude the results of Dictaphone and Monarch for all periods presented. See Note 12 to the Consolidated Financial Statements.

Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (FAS 112), was adopted in 1994. The one-time effect of doing so was a non-cash, after-tax charge of $119.5 million (net of approximately $80.5 million of income taxes), or 76 cents per share. For additional information see Note 11 to the Consolidated Financial Statements.


ACCOUNTING CHANGES

The company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS 121), on January 1, 1996. The company periodically reviews the fair value of long-lived assets, the results of which have had no material affect on the company's reported results.

The company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" (FAS 122), on January 1, 1996. FAS 122 requires that capitalized mortgage servicing rights be assessed periodically for impairment based on the fair value of those rights. Based on evaluations performed throughout the year, no impairment was recognized in the company's mortgage servicing rights portfolio.

The company also adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), on January 1, 1996. Under FAS 123, companies can, but are not required to, elect to recognize compensation expense for all stock-based awards, using a fair value methodology. The company has adopted the disclosure only provisions, as permitted by FAS 123. Additional information with respect to accounting for stock options is disclosed in Note 8 to the Consolidated Financial Statements.

In 1996, Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125), was issued. This statement may impact the method used to sell finance assets on a prospective basis. This statement must be adopted effective January 1, 1997.


LIQUIDITY AND CAPITAL RESOURCES

Our current ratio of current assets to current liabilities improved from .60 to 1 on December 31, 1995 to .67 to 1 on December 31, 1996 as we reduced our short-term borrowings in favor of long-term debt. During 1996, we enter into interest rate swap agreements, primarily through our financial services business. To mitigate the impact of interest rate swings, our policy is to use a balanced mix of debt maturities, variable- and fixed-rate debt and, in certain circumstances, interest rate swap agreements when economic benefits are clear. As we said earlier, swap agreements are used to fix or lower interest rates on commercial loans than we would otherwise have been able to get without the swap.

CURRENT RATIO

                    1994                1995                1996
                    ----                ----                ----
                    .52                 .60                 .67


<pg$pcn>
The ratio of total debt to total debt and stockholders' equity was 60.5% on December 31, 1996, versus 62.2% at the end of 1995. When calculating this ratio we included preferred stock in a subsidiary company as debt. If you exclude this preferred stock in the calculation, the ratio of total debt to total debt and stockholders' equity was 59.0% as of December 31, 1996 versus 60.7% at December 31, 1995. The company's strong results favorably affected this ratio. The $144 million repurchase of approximately 2.9 million shares of common stock and the investment to support increased Pitney Bowes' product financing partially offset the improvement in the ratio.

We spent $17 million and $45 million in cash in 1996 and 1995, respectively, on severance and benefits to support the company's strategic focus initiative described in Note 13 of the Consolidated Financial Statements. As of December 31, 1996, the company has successfully completed its plan.

The company has a $100 million medium-term note program in place. Under this program maturity dates can be from more than one year to 30 years. This program had $32 million still available as of December 31, 1996. We also have another $300 million available on shelf registration statements filed with the Securities and Exchange Commission (SEC). Pitney Bowes Credit Corporation
(PBCC), a wholly-owned subsidiary of the company, has $250 million available under a $625 million shelf registration statement filed with the SEC. We believe that this amount should cover PBCC's financing needs during 1997.

In July 1996, PBCC issued $300 million of medium-term notes: $200 million at 6.54% due in July 1999, and $100 million at 6.78% due in July 2001. In September 1996, PBCC issued $200 million of medium-term notes: $100 million at 6.305% due in October 1998, and $100 million at 6.8% due in October 2001.

To better manage our international cash and investments, in June 1995, Pitney Bowes International Holdings, Inc. (PBIH), a subsidiary of the company, issued $200 million of variable-term, voting preferred stock (par value $.01) representing 25% of the combined voting power of all classes of its outstanding capital stock, to outside institutional investors in a private placement. The remaining 75% of the voting power is held directly or indirectly by Pitney Bowes Inc. The preferred stock is recorded on the Consolidated Balance Sheet as "Preferred Stockholders' Equity in a Subsidiary Company." We used the proceeds of this transaction to pay down short-term debt. We have an obligation to pay cumulative dividends on this preferred stock. These rates are set at auction. The auction periods are generally 49 days, although they may increase in the future. The weighted average dividend rate in 1996 and 1995 was 4% and 4.3%, respectively. Dividends are recorded in the Consolidated Statement of Income as minority interest, and are included in selling, service and administrative expenses.

As of December 31, 1996, Pitney Bowes, including financial services, had unused lines of credit and revolving credit facilities of $1.8 billion (including $1.5 billion at the financial services businesses) in the U.S. and $93 million outside the U.S., largely supporting commercial paper debt. We believe our financing needs for the next few years can be met with cash generated internally and with money from existing credit agreements, debt issued under shelf registration statements and existing commercial and medium-term note programs. Information on the maturities of these various debts is in Note 5 to the Consolidated Financial Statements.

Total financial services assets increased to $5.6 billion at year-end 1996, up 5% from $5.4 billion in 1995. To fund finance assets, borrowings were $3.8 billion in 1996 and $3.7 billion in 1995. Approximately $430 million and $100 million in cash was generated from the sale of finance assets in 1996 and 1995, respectively. We used the money to fund new business development, reducing our need for borrowings.

CAPITAL INVESTMENT

During 1996, net investments in fixed assets included net additions of $75 million to property, plant and equipment and $200 million to rental equipment and related inventories compared with $100 million and $225 million, respectively, in 1995. These additions included expenditures for normal plant and manufacturing equipment as well as, in 1995, a new facility in Shelton, Connecticut. In the case of rental equipment, the additions included the production of postage meters and the purchase of facsimile and copier equipment for new placements and upgrade programs.

As of December 31, 1996, commitments for the acquisition of property, plant and equipment reflected plant and manufacturing equipment improvements as well as rental equipment for new and replacement programs.

LEGAL, ENVIRONMENTAL AND REGULATORY MATTERS

LEGAL In the course of normal business, the company is occasionally party to lawsuits. These may involve litigation by or against the company relating to, among other things:

- contractual rights under vendor, insurance or other contracts

- intellectual property or patent rights

- equipment, service or payment disputes with customers

- disputes with employees

We are currently a defendant in a number of lawsuits, none of which should have, in the opinion of management and legal counsel, a material adverse effect on the company's financial position or results of operations.

<pg$pcn>

ENVIRONMENTAL Pitney Bowes is subject to federal, state and local laws and regulations relating to the environment and is currently named as a member of various groups of potentially responsible parties in administrative or court proceedings. As we previously announced, in 1996 the Environmental Protection Agency (EPA) issued an administrative order directing us to be part of a soil cleanup program at the Sarney Farm site in Amenia, New York. The site was operated as a landfill between the years 1968 and 1970 by parties unrelated to Pitney Bowes, and wastes from a number of industrial sources were disposed of there. We do not concede liability for the condition of the site, but are working with the EPA to identify, and then seek reimbursement from, other potentially responsible parties. We estimate the total cost of our remediation effort to be in the range of $3 million to $5 million over the next 18 months.

The administrative and court proceedings referred to above are in different states. It is impossible for us to estimate with any certainty the total cost of remediating, the timing or extent of remedial actions which may be required by governmental authorities, or the amount of liability, if any, we might have. If and when it is possible to make a reasonable estimate of our liability in any of these matters, we will make financial provisions as appropriate. Based on the facts we presently know, we believe that the outcome of any current proceeding will not have a material adverse effect on our financial condition or results of operations.


REGULATION In June 1995, the USPS issued final regulations on the manufacture, distribution and use of postage meters. The regulations cover four general categories: meter security, administrative controls, Computerized Meter Resetting Systems (CMRS) and other issues.

In general, the regulations put reporting and performance obligations on meter manufacturers, outline potential administrative sanctions for failure to meet these obligations and require changes in the fund management system of CMRS (such as the company's Postage By Phone(R) system) to give the USPS more direct control over meter licensee deposits.

We are working with the USPS to ensure that these regulations provide mailing customers and the USPS with the intended benefits, and that Pitney Bowes also benefits. We have begun to implement these changes, including modifying our Postage By Phone(R) system so that customers deposit prepayments of postage into a USPS account rather than a trust account. Resetting meters through Postage By Phone(R) still requires the customer to request an authorization and a reset code from Pitney Bowes, a service for which we charge a fee. We continue to believe that the financial impact of implementing these regulations will not be material to the company.

In May 1996, the USPS issued a proposed schedule for the phaseout of mechanical meters in the United States marketplace. The schedule proposes that:

- as of June 1, 1996, placements of mechanical meters will be available only as replacements for existing licensed mechanical meters

- as of March 1, 1997, mechanical meters may not be used by persons or firms who process mail for a fee

- as of December 31, 1997, mechanical meters that interface with mail machines or processors will no longer be approved

- as of March 1, 1999, all other mechanical meters (stand-alone meters) will no longer be approved

The company has voluntarily halted new placements of mechanical meters in the United States as of June 1, 1996.

We continue to work with the USPS to finalize a mechanical meter migration schedule that reflects the interests of our customers while minimizing any negative impact on Pitney Bowes. Our constant focus on bringing new technologies into the mailing market has already resulted in a significant shift in the makeup of our meter base. In the last 10 years, 1986 to 1996, the percentage of electronic meters in our U.S. installed base has risen from 6% to nearly 60%. Until a mechanical meter migration plan is finalized, the financial impact, if any, on the company cannot be determined with certainty. However, based on the proposed schedule we believe that the plan will not cause a material adverse financial impact on the company.

The May 1996 USPS proposed document also discusses a change in metering technology that would include use of a digital, information-based indicia standard. This standard has not yet been developed, although initial specifications were proposed by the USPS in July 1996. At some undetermined date in the future, the USPS believes that digital metering will eventually replace electronic metering in the United States. We support a digital product migration strategy, and we anticipate working with the USPS to achieve a timely and effective substitution plan. However, until the USPS finalizes standards for a digital information-based indicia program (and clarifies transition to the new standard), the impact of this proposal, if any, on the company cannot be determined. We have taken the lead in deploying digital meters in the marketplace, with over 100,000 digital printing meters already placed into service during 1995 and 1996.


<pg$pcn>

EFFECTS OF INFLATION AND FOREIGN EXCHANGE

Inflation, although moderate in recent years, continues to affect worldwide economies and the way companies operate. It increases labor costs and operating expenses, and raises costs associated with replacement of fixed assets such as rental equipment. Despite these growing costs and the USPS meter migration initiatives, the company has generally been able to maintain profit margins through productivity and efficiency improvements, continual review of both manufacturing capacity and operating expense levels, and, to an extent, price increases.

Although not affecting income, deferred translation gains amounted to $16 million and $6 million in 1996 and 1994 versus losses of $1 million in 1995. In 1996, translation gains resulted primarily from the strengthening of the pound sterling and the Canadian dollar. In 1995, translation losses resulted primarily due to the weakening of the pound sterling.

The results of the company's international operations are subject to currency fluctuations, and we enter into foreign exchange contracts (for purposes other than trading) primarily to minimize our risk of loss from such fluctuations. Exchange rates can impact settlement of our firm and budgeted intercompany receivables and payables that result from transfers of finished goods inventories between our affiliates in different countries, and intercompany loans.

As of December 31, 1996, the company had approximately $153.1 million of outstanding foreign exchange contracts to buy or sell various currencies. These mature through 1997. Risks are possible if counterparties don't meet the terms of their contracts or if there are movements in securities values, interest and/or exchange rates. However, because the counterparties are composed of a number of major international financial institutions, we believe it is unlikely that they will not meet their contract terms. Our maximum risk of loss on these contracts is limited to the amount of the difference between the spot rate at the date of the contract delivery and the contracted rate.


DIVIDEND POLICY

The Pitney Bowes board of directors has a policy to pay a cash dividend on common stock each quarter when feasible. In setting dividend payments, the board considers the dividend rate in relation to the company's recent and projected earnings and its capital investment opportunities and requirements. Pitney Bowes has paid a dividend each year since 1934.

FORWARD-LOOKING STATEMENTS

Pitney Bowes wants to caution readers that any forward-looking statements (those which talk about the company's or management's current expectations as to the future) in this Annual Report or made by company management involve risks and uncertainties which may change based on various important factors. Some of the factors which could cause future financial performance to differ materially from the expectations as expressed in any forward-looking statement made by or on behalf of the company include:

- changes in postal regulations

- timely development and acceptance of new products

- success in gaining product approval in new markets where regulatory approval is required

- successful entry into new markets

- mailers' utilization of alternative means of communication or competitors' products

- our success at managing customer credit risk


<pg$pcn>
SUMMARY OF SELECTED FINANCIAL DATA
(Dollars in thousands, except per share data)

                                                                            Years ended December 31
                                                ------------------------------------------------------------------------------
                                                    1996             1995           1994             1993            1992
                                                -------------   -------------   -------------    -------------   -------------
Total revenue                                   $   3,858,579   $   3,554,754   $   3,270,613    $   3,000,386   $   2,887,583
Costs and expenses                                  3,174,196       2,935,823       2,729,472        2,501,526       2,475,629
Nonrecurring items, net                                    --              --         (25,366)              --              --
                                                -------------   -------------   -------------    -------------   -------------
Income from continuing operations
  before income taxes                                 684,383         618,931         566,507          498,860         411,954
Provision for income taxes                            214,970         211,222         218,077          193,166         151,215
                                                -------------   -------------   -------------    -------------   -------------
Income from continuing operations                     469,413         407,709         348,430          305,694         260,739
Discontinued operations                                    --         175,431          45,161           47,495          54,129
Effect of accounting changes                               --              --        (119,532)              --        (214,631)
                                                -------------   -------------   -------------    -------------   -------------
Net income                                      $     469,413   $     583,140   $     274,059    $     353,189   $     100,237
                                                =============   =============   =============    =============   =============
Income per common and common share equivalent:
   Continuing operations                        $        3.12   $        2.68   $        2.21    $        1.92   $        1.64
   Discontinued operations                                 --            1.15             .29              .30             .34
   Effect of accounting changes                            --              --            (.76)              --           (1.35)
                                                -------------   -------------   -------------    -------------   -------------
   Net income                                   $        3.12   $        3.83   $        1.74    $        2.22   $         .63
                                                =============   =============   =============    =============   =============
Total dividends on common, preference
  and preferred stock                           $     206,115   $     181,657   $     162,714    $     142,142   $     123,112
Dividends per share of common stock             $        1.38   $        1.20   $        1.04    $         .90   $         .78
Average common and common share
  equivalents outstanding                         150,640,237     152,358,474     157,728,628      159,368,652     159,235,412
BALANCE SHEET AT DECEMBER 31
Total assets                                    $   8,155,722   $   7,844,648   $   7,399,720    $   6,793,816   $   6,498,752
Long-term debt                                  $   1,300,434   $   1,048,515   $     779,217    $     847,316   $   1,015,401
Capital lease obligations                       $      12,631   $      14,241   $      23,147    $      29,462   $      32,161
Stockholders' equity                            $   2,239,046   $   2,071,100   $   1,745,069    $   1,871,595   $   1,652,881
Book value per common share                     $       15.11   $       13.79   $       11.52    $       11.81   $       10.50
RATIOS
Profit margin - continuing operations:
  Pre-tax earnings                                       17.7%           17.4%           17.3%            16.6%           14.3%
  After-tax earnings                                     12.2%           11.5%           10.7%            10.2%            9.0%
Return on stockholders' equity -
  before accounting changes                              21.0%           28.2%           22.6%            18.9%           19.0%
Debt to total capital                                    60.5%           62.2%           66.3%            61.3%           64.5%
OTHER
Common stockholders of record                          32,258          32,859          31,226           31,189          30,828
Total employees                                        28,625          27,723          32,792           32,539          28,958
Postage meters in service in the U.S.,
  U.K. and Canada                                   1,494,157       1,517,806       1,480,692        1,445,689       1,413,448

See notes, pages 30 through 45


<pg$pcn>

CONSOLIDATED STATEMENT OF INCOME
(Dollars in thousands, except per share data)

                                                                    Years ended December 31
                                                       -----------------------------------------------
                                                           1996              1995              1994
                                                       -----------       -----------       -----------
Revenue from:
  Sales                                                $ 1,675,090       $ 1,546,393       $ 1,418,304
  Rentals and financing                                  1,717,738         1,575,094         1,441,183
  Support services                                         465,751           433,267           411,126
                                                       -----------       -----------       -----------
   Total revenue                                         3,858,579         3,554,754         3,270,613
                                                       -----------       -----------       -----------
Costs and expenses:
  Cost of sales                                          1,025,250           941,124           828,221
  Cost of rentals and financing                            529,740           463,601           466,070
  Selling, service and administrative                    1,340,276         1,230,671         1,167,422
  Research and development                                  81,726            81,800            78,618
  Interest expense                                         203,877           226,110           194,115
  Interest income                                           (6,673)           (7,483)           (4,974)
  Nonrecurring items, net                                       --                --           (25,366)
                                                       -----------       -----------       -----------
   Total costs and expenses                              3,174,196         2,935,823         2,704,106
                                                       -----------       -----------       -----------
Income from continuing operations before
  income taxes                                             684,383           618,931           566,507
Provision for income taxes                                 214,970           211,222           218,077
                                                       -----------       -----------       -----------
Income from continuing operations                          469,413           407,709           348,430
Income, net of income tax, from
  discontinued operations prior to discontinuance               --            21,483            45,161
Net gains on sale of discontinued operations                    --           153,948                --
                                                       -----------       -----------       -----------
Income before effect of a change in
  accounting for postemployment benefits                   469,413           583,140           393,591
Effect of a change in accounting
  for postemployment benefits                                   --                --          (119,532)
                                                       -----------       -----------       -----------
Net income                                             $   469,413       $   583,140       $   274,059
                                                       ===========       ===========       ===========
Income per common and common share equivalent:
  Income from continuing operations                    $      3.12       $      2.68       $      2.21
  Discontinued operations                                       --              1.15               .29
  Effect of a change in accounting
   for postemployment benefits                                  --                --              (.76)
                                                       -----------       -----------       -----------
  Net income                                           $      3.12       $      3.83       $      1.74
                                                       ===========       ===========       ===========

See notes, pages 30 through 45


<pg$pcn>

CONSOLIDATED BALANCE SHEET
(Dollars in thousands, except share data)

                                                                                                      December 31
                                                                                             -----------------------------
                                                                                                1996               1995
                                                                                             -----------       -----------
ASSETS
Current assets:
  Cash and cash equivalents                                                                  $   135,271       $    85,352
  Short-term investments, at cost which approximates market                                        1,500             3,201
  Accounts receivable, less allowances: 1996, $16,160; 1995, $13,050                             340,730           386,727
  Finance receivables, less allowances: 1996, $40,176; 1995, $37,699                           1,339,286         1,208,532
  Inventories                                                                                    281,942           311,271
  Other current assets and prepayments                                                           123,337           106,014
                                                                                             -----------       -----------
   Total current assets                                                                        2,222,066         2,101,097
Property, plant and equipment, net                                                               486,029           495,001
Rental equipment and related inventories, net                                                    815,306           773,337
Property leased under capital leases, net                                                          5,848             7,876
Long-term finance receivables, less allowances: 1996, $73,561; 1995, $75,807                   3,450,231         3,390,597
Investment in leveraged leases                                                                   633,682           570,008
Goodwill, net of amortization: 1996, $34,372; 1995, $30,504                                      205,802           208,698
Other assets                                                                                     336,758           298,034
                                                                                             -----------       -----------
Total assets                                                                                 $ 8,155,722       $ 7,844,648
                                                                                             ===========       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities                                                   $   849,789       $   818,122
  Income taxes payable                                                                           212,155           232,794
  Notes payable and current portion of long-term obligations                                   1,911,481         2,138,065
  Advance billings                                                                               331,864           312,595
                                                                                             -----------       -----------
   Total current liabilities                                                                   3,305,289         3,501,576
Deferred taxes on income                                                                         720,840           612,811
Long-term debt                                                                                 1,300,434         1,048,515
Other noncurrent liabilities                                                                     390,113           410,646
                                                                                             -----------       -----------
   Total liabilities                                                                           5,716,676         5,573,548
                                                                                             -----------       -----------
Preferred stockholders' equity in a subsidiary company                                           200,000           200,000
Stockholders' equity:
  Cumulative preferred stock, $50 par value, 4% convertible                                           46                47
  Cumulative preference stock, no par value, $2.12 convertible                                     2,369             2,547
  Common stock, $2 par value (240,000,000 shares authorized; 161,668,956 shares issued)          323,338           323,338
  Capital in excess of par value                                                                  30,260            30,299
  Retained earnings                                                                            2,450,294         2,186,996
  Cumulative translation adjustments                                                             (31,297)          (46,991)
  Treasury stock, at cost (13,688,769 shares)                                                   (535,964)         (425,136)
                                                                                             -----------       -----------
   Total stockholders' equity                                                                  2,239,046         2,071,100
                                                                                             -----------       -----------

Total liabilities and stockholders' equity                                                   $ 8,155,722       $ 7,844,648
                                                                                             ===========       ===========

See notes, pages 30 through 45


<pg$pcn>

CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)


                                                                                       Years ended December 31
                                                                             -----------------------------------------
                                                                               1996            1995             1994
                                                                             ---------       ---------       ---------
Cash flows from operating activities:
  Net income                                                                 $ 469,413       $ 583,140       $ 274,059
  Net gains on sale of discontinued operations                                      --        (153,948)             --
  Effect of a change in accounting for postemployment benefits                      --              --         119,532
  Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                               278,168         271,648         268,293
   Nonrecurring items, net                                                          --              --         (25,710)
   Net change in the strategic focus initiative                                (16,826)        (45,078)         (3,386)
   Increase in deferred taxes on income                                        106,298         148,828         119,180
   Change in assets and liabilities:
     Accounts receivable                                                        49,187         (18,696)         (8,500)
     Sales-type lease receivables                                             (225,565)       (146,010)       (173,691)
     Inventories                                                                35,256           9,788         (43,801)
     Other current assets and prepayments                                      (14,467)         (7,519)        (22,762)
     Accounts payable and accrued liabilities                                   43,125          28,517          14,658
     Income taxes payable                                                      (21,281)        (96,436)           (332)
     Advance billings                                                           16,715          22,637          12,826
   Other, net                                                                  (80,103)        (88,339)        (40,827)
                                                                             ---------       ---------       ---------
   Net cash provided by operating activities                                   639,920         508,532         489,539
                                                                             ---------       ---------       ---------
Cash flows from investing activities:
  Short-term investments                                                           548          (2,553)            600
  Net investment in fixed assets                                              (271,972)       (337,718)       (345,593)
  Net investment in direct-finance lease receivables                            50,494        (316,343)        (72,170)
  Investment in leveraged leases                                               (63,320)       (141,898)       (125,775)
  Proceeds from sales of subsidiaries                                               --         577,000              --
  Net investment in companies acquired                                          (8,340)             --              --
                                                                             ---------       ---------       ---------
   Net cash used in investing activities                                      (292,590)       (221,512)       (542,938)
                                                                             ---------       ---------       ---------
Cash flows from financing activities:
  (Decrease) increase in notes payable                                        (467,838)       (432,418)        555,457
  Proceeds from long-term obligations                                          500,000         275,000         200,000
  Principal payments on long-term obligations                                  (12,181)        (66,734)       (275,333)
  Proceeds from issuance of stock                                               31,201          26,999          22,702
  Stock repurchases                                                           (144,475)        (98,038)       (268,419)
  Proceeds from preferred stock issued by a subsidiary                              --         200,000              --
  Dividends paid                                                              (206,115)       (181,657)       (162,714)
                                                                             ---------       ---------       ---------
   Net cash (used in) provided by financing activities                        (299,408)       (276,848)         71,693
                                                                             ---------       ---------       ---------
Effect of exchange rate changes on cash                                          1,997              74           2,159
                                                                             ---------       ---------       ---------
Increase in cash and cash equivalents                                           49,919          10,246          20,453
Cash and cash equivalents at beginning of year                                  85,352          75,106          54,653
                                                                             ---------       ---------       ---------
Cash and cash equivalents at end of year                                     $ 135,271       $  85,352       $  75,106
                                                                             =========       =========       =========
Interest paid                                                                $ 204,596       $ 228,460       $ 203,747
                                                                             =========       =========       =========
Income taxes paid                                                            $ 111,176       $ 163,745       $  99,379
                                                                             =========       =========       =========

See notes, pages 30 through 45


<pg$pcn>

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share data)

                                                                              Capital in              Cumulative     Treasury
                                        Preferred   Preference       Common    excess of    Retained translation       stock,
                                            stock        stock        stock    par value    earnings adjustments      at cost
                                       ----------   ----------   ----------   ----------  ---------- -----------   ----------
BALANCE, JANUARY 1, 1994               $       68   $    2,969   $  323,338   $   36,762  $1,674,168  $  (47,319)  $ (118,391)
Net income - 1994                                                                            274,059
Cash dividends:
  Preferred ($2.00 per share)                                                                     (2)
  Preference ($2.12 per share)                                                                  (223)
  Common ($1.04 per share)                                                                  (162,489)
Issuances under dividend
  reinvestment and stock plans                                                      (801)                              23,635
Conversions to common stock                   (20)        (179)                   (1,813)                               2,012
Issuance for company acquired                                                         40                                  960
Repurchase of common stock                                                                                           (268,419)
Translation adjustments                                                                                    5,702
Tax credits relating to stock options                                              1,012
                                       ----------   ----------   ----------   ----------  ----------  ----------   ----------
BALANCE, DECEMBER 31, 1994                     48        2,790      323,338       35,200   1,785,513     (41,617)    (360,203)
Net income - 1995                                                                            583,140
Cash dividends:
  Preferred ($2.00 per share)                                                                     (1)
  Preference ($2.12 per share)                                                                  (261)
  Common ($1.20 per share)                                                                  (181,395)
Issuances under dividend
  reinvestment and stock plans                                                    (4,047)                              30,594
Conversions to common stock                    (1)        (243)                   (2,267)                               2,511
Repurchase of common stock                                                                                            (98,038)
Translation adjustments                                                                                   (5,374)
Tax credits relating to stock options                                              1,413
                                       ----------   ----------   ----------   ----------  ----------  ----------   ----------
BALANCE, DECEMBER 31, 1995                     47        2,547      323,338       30,299   2,186,996     (46,991)    (425,136)
Net income - 1996                                                                            469,413
Cash dividends:
  Preferred ($2.00 per share)                                                                     (1)
  Preference ($2.12 per share)                                                                  (194)
  Common ($1.38 per share)                                                                  (205,920)
Issuances under dividend
  reinvestment and stock plans                                                    (2,441)                              31,649
Conversions to common stock                    (1)        (178)                   (1,819)                               1,998
Repurchase of common stock                                                                                           (144,475)
Translation adjustments                                                                                   15,694
Tax credits relating to stock options                                              4,221
                                       ----------   ----------   ----------   ----------  ----------  ----------   ----------
BALANCE, DECEMBER 31, 1996             $       46   $    2,369   $  323,338   $   30,260  $2,450,294  $  (31,297)  $ (535,964)
                                       ==========   ==========   ==========   ==========  ==========  ==========   ==========

See notes, pages 30 through 45


<pg$pcn>

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data or as otherwise indicated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of Pitney Bowes Inc. and all of its subsidiaries (the company). All significant intercompany transactions have been eliminated.

USE OF ESTIMATES

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

CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND ACCOUNTS RECEIVABLE

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

INVENTORY VALUATION

Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis for most U.S. inventories, and the first-in, first-out (FIFO) basis for most non-U.S. inventories.

FIXED ASSETS AND DEPRECIATION

Property, plant and equipment are stated at cost and depreciated principally using the straight-line method over appropriate periods: machinery and equipment principally three to 15 years and buildings up to 50 years. Major improvements which add to productive capacity or extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred. Rental equipment is depreciated on the straight-line method over appropriate periods, principally three to ten years. Other depreciable assets are depreciated using either the straight-line method or accelerated methods. Properties leased under capital leases are amortized on a straight-line basis over the primary lease terms.

RENTAL ARRANGEMENTS AND ADVANCE BILLINGS

The company rents equipment to its customers, primarily postage meters and mailing, shipping, copier and facsimile systems under short-term rental agreements, generally for periods of three months to three years. Charges for equipment rental and maintenance contracts are billed in advance; the related revenue is included in advance billings and taken into income as earned.

ASSET VALUATION

The company periodically reviews the fair value of long-lived assets and capitalized mortgage servicing rights for impairment.

FINANCING TRANSACTIONS

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

In establishing the provision for credit losses, the company has successfully utilized an asset-based percentage. This percentage varies depending on the nature of the asset, recent historical experience, vendor recourse, management judgment and the credit rating of the respective customer. The company evaluates the collectibility of its net investment in finance receivables based upon its loss experience and assessment of prospective risk, and does so through ongoing reviews of its exposures to net asset impairment. The carrying value of its net investment in finance receivables is adjusted to the estimated collectible amount through adjustments to the allowance for credit losses. Finance receivables are charged to the allowance for credit losses after collection efforts are exhausted and the account is deemed uncollectible.

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

The company has, from time to time, sold selected finance assets. The company follows Statement of Financial Accounting Standards No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse" (FAS 77), when accounting for its sale of finance assets. The difference between the sale price and the net receivable, exclusive of residuals, is recognized as a gain or loss.


<pg$pcn>

The company's investment in leveraged leases consists of rentals receivable net of principal and interest on the related nonrecourse debt, estimated residual value of the leased property and unearned income. The unearned income is recognized as leveraged lease revenue in income from investments over the lease term.

GOODWILL

Goodwill represents the excess of cost over the value of net tangible assets acquired in business combinations and is amortized using the straight-line method over appropriate periods, principally 40 years. The recoverability of goodwill is assessed by determining whether the unamortized balance can be recovered from expected future cash flows from the applicable operation.

REVENUE

Sales revenue is primarily recognized when a product is shipped.

COSTS AND EXPENSES

Operating expenses of field sales and service offices are included in selling, service and administrative expense because no meaningful allocation of such expenses to cost of sales, rentals and financing or support services is practicable.

INCOME TAXES

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

It has not been necessary to provide for income taxes on $449 million of cumulative undistributed earnings of subsidiaries outside the U.S. These earnings will be either indefinitely reinvested or remitted substantially free of additional tax. Determination of the liability that would result in the event all of these earnings were remitted to the U.S. is not practicable. It is estimated, however, that withholding taxes on such remittances would approximate $13 million.

NONPENSION POSTRETIREMENT BENEFITS AND
POSTEMPLOYMENT BENEFITS

The company provides certain health care and life insurance benefits to eligible retirees and their dependents. The cost of these benefits is recognized over the period the employee provides credited service to the company. Substantially all of the company's U.S. and Canadian employees become eligible for retiree health care benefits after reaching age 55 and with the completion of the required service period. Postemployment benefits include primarily company-provided medical benefits to disabled employees and company-provided life insurance as well as other disability- and death-related benefits to former or inactive employees, their beneficiaries and covered dependents. It is the company's practice to fund amounts for these nonpension postretirement and postemployment benefits as incurred.

INCOME PER SHARE

Income per share is based on the weighted average number of common and common share equivalents outstanding during the year. Common share equivalents include preference stock and stock option and purchase plan shares.

POSTAGE DEPOSITS

The company's U.S. customers using the Pitney Bowes Postage By Phone(R) meter setting system, a computerized system developed by the company for the resetting of postage meters via telephone, can elect to make deposits directly with the U.S. Postal Service to cover expected postage usage. Such customers can also elect, for a fee, to have Pitney Bowes pay the postage to the U.S. Postal Service under a revolving credit product called Purchase Power(SM). The company earns income on balances from customers who elect to use our credit facilities. Resetting fees received by the company are not affected by the customers' choice of payment method.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of subsidiaries operating outside the U.S. are translated at rates in effect at the end of the period, and revenues and expenses are translated at average rates during the period. Net deferred translation gains and losses are accumulated in stockholders' equity.

The company enters into foreign exchange contracts for purposes other than trading primarily to minimize its risk of loss from exchange rate fluctuations on the settlement of firm and budgeted intercompany receivables and payables arising in connection with transfers of finished goods inventories between affiliates and certain intercompany loans. Gains and losses on foreign exchange contracts entered into as hedges are deferred and recognized as part of the cost of the underlying transaction. Gains and losses related to changes in the value of speculative contracts are recognized in income currently. At December 31, 1996, the company had approximately $153.1 million of foreign exchange contracts outstanding, maturing through 1997, to buy or sell various currencies. Risks arise from the possible non-performance by counterparties in meeting the terms of their contracts and from movements in securities values and interest and


<pg$pcn>

exchange rates. However, the company does not anticipate non-performance by the counterparties as they are composed of a number of major international financial institutions. Maximum risk of loss on these contracts is limited to the amount of the difference between the spot rate at the date of the contract delivery and the contracted rate.

Foreign currency transaction and translation (losses) and gains net of tax were $(0.5) million, $1.6 million and $0.1 million in 1996, 1995 and 1994, respectively.


2. INVENTORIES

Inventories consist of the following:

December 31                                              1996             1995
                                                       --------         --------
Raw materials and
  work in process                                      $ 58,536         $ 57,203
Supplies and service parts                              103,182           87,863
Finished products                                       120,224          166,205
                                                       --------         --------
Total                                                  $281,942         $311,271
                                                       ========         ========

Had all inventories valued at LIFO been stated at current costs, inventories would have been $37.3 million and $40.1 million higher than reported at December 31, 1996 and 1995, respectively.

3. FIXED ASSETS

December 31                                          1996               1995
                                                  -----------       -----------
Land                                              $    34,859       $    34,860
Buildings                                             304,631           303,559
Machinery and equipment                               754,011           733,810
                                                  -----------       -----------
                                                    1,093,501         1,072,229
Accumulated depreciation                             (607,472)         (577,228)
                                                  -----------       -----------
Property, plant and equipment, net                $   486,029       $   495,001
                                                  ===========       ===========
Rental equipment and
  related inventories                             $ 1,634,111       $ 1,591,321
Accumulated depreciation                             (818,805)         (817,984)
                                                  -----------       -----------
Rental equipment and
  related inventories, net                        $   815,306       $   773,337
                                                  ===========       ===========
Property leased under
  capital leases                                  $    24,124       $    25,468
Accumulated amortization                              (18,276)          (17,592)
                                                  -----------       -----------
Property leased under
  capital leases, net                             $     5,848       $     7,876
                                                  ===========       ===========

4. CURRENT LIABILITIES

Accounts payable and accrued liabilities, and notes payable and current portion of long-term obligations, are comprised as follows:

December 31                                              1996            1995
                                                      ----------      ----------
Accounts payable - trade                              $  245,274      $  216,715
Accrued salaries, wages and
  commissions                                             90,452          86,243
Accrued pension benefits                                  77,323          97,937
Accrued nonpension
  postretirement benefits                                 15,500          15,500
Accrued postemployment benefits                            6,884           6,884
Miscellaneous accounts payable
  and accrued liabilities                                414,356         394,843
                                                      ----------      ----------
Accounts payable and
  accrued liabilities                                 $  849,789      $  818,122
                                                      ==========      ==========
Notes payable and overdrafts                          $1,656,574      $2,124,044
Current portion of long-term debt                        253,190          12,296
Current portion of capital lease
  obligations                                              1,717           1,725
                                                      ----------      ----------
Notes payable and current portion
  of long-term obligations                            $1,911,481      $2,138,065
                                                      ==========      ==========

In countries outside the U.S., banks generally lend to non-finance subsidiaries of the company on an overdraft or term-loan basis. These overdraft arrangements and term loans, for the most part, are extended on an uncommitted basis by banks and do not require compensating balances or commitment fees.

Notes payable were issued as commercial paper, loans against bank lines of credit, or to trust departments of banks and others at below prevailing prime rates. Fees paid to maintain lines of credit were $1.5 million, $1.8 million and $2.6 million in 1996, 1995 and 1994, respectively.

At December 31, 1996, notes payable and overdrafts outside the U.S. totaled $1.2 million and U.S. notes payable totaled $1.7 billion. Unused credit facilities outside the U.S. totaled $96.9 million at December 31, 1996 of which $50.2 million were for finance operations. In the U.S., the company had $1.8 billion of unused credit facilities in place at December 31, 1996, largely in support of commercial paper borrowings, of which $1.5 billion were for the finance operations. The weighted average interest rates were 4.9% and 5.5% on notes payable and overdrafts outstanding at December 31, 1996 and 1995, respectively.

The company periodically enters into interest rate swap and swap option agreements as a means of managing interest rate exposure on both its U.S. and non-U.S. debt. The interest differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The company is exposed to credit losses in the event of non-performance by the other parties


<pg$pcn>

to the interest rate swap agreements to the extent of the differential between the fixed- and variable-rates; such exposure is considered minimal.

The company enters into interest rate swap agreements primarily through its Pitney Bowes Credit Corporation (PBCC) subsidiary. It has been the policy and objective of the company to use a balanced mix of debt maturities, variable- and fixed-rate debt and interest rate swap agreements to control its sensitivity to interest rate volatility. The Company's variable-rate versus fixed-rate debt mix was 41% and 59%, respectively, at December 31, 1996. The company utilizes interest rate swap agreements when it considers the economic benefits to be favorable. Swap agreements, as noted above, have been principally utilized to fix interest rates on commercial paper and/or obtain a lower cost on debt than would otherwise be available absent the swap. At December 31, 1996, the company had outstanding interest rate swap agreements with notional principal amounts of $327.8 million and terms expiring at various dates from 1997 to 2004. The company exchanged variable commercial paper rates on an equal notional amount of notes payable and overdrafts for fixed rates ranging from 6.5% to 10.75%.

5. LONG-TERM DEBT

December 31                                              1996            1995
                                                      ----------      ----------
Non-financial services debt:
  Due 1998-2001 (4.75% to 5.5%)                       $    3,730      $      688
Financial services debt:
  Senior notes:
   7.39% to 7.48% notes due 1997                              --          45,500
   5.63% notes due 1997                                       --         200,000
   5.84% to 6.305% notes due 1998                        225,000         125,000
   6.54% notes due 1999                                  200,000              --
   6.06% to 6.11% notes due 2000                          50,000          50,000
   6.78% to 6.80% notes due 2001                         200,000              --
   6.63% notes due 2002                                  100,000         100,000
   8.80% notes due 2003                                  150,000         150,000
   8.63% notes due 2008                                  100,000         100,000
   9.25% notes due 2008                                  100,000         100,000
   8.55% notes due 2009                                  150,000         150,000
Canadian dollar notes due
  1997-2000 (11.05% to 12.50%)                            21,020          25,371
Other, due 1997-1998 (9.92%)                                 684           1,956
                                                      ----------      ----------
Total long-term debt                                  $1,300,434      $1,048,515
                                                      ==========      ==========

The company has a medium-term note facility which was established as a part of the company's shelf registrations, permitting issuance of up to $100 million in debt securities, of which $32 million remain available. Securities issued under this medium-term note facility would have maturities ranging from more than one year up to 30 years. The company also has an additional $300 million remaining on shelf registrations filed with the Securities and Exchange Commission (SEC).

PBCC has $250 million of unissued debt securities available from a $625 million shelf registration statement filed with the SEC in September 1995.

The annual maturities of the outstanding debt during each of the next five years are as follows: 1997, $251.5 million; 1998, $231.9 million; 1999, $204.4 million; 2000, $63.0 million; and 2001, $200.6 million.

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

6. PREFERRED STOCKHOLDERS' EQUITY IN A SUBSIDIARY COMPANY

Preferred stockholders' equity in a subsidiary company represents 2,000,000 shares of the outstanding preferred stock of Pitney Bowes International Holdings, Inc., a subsidiary of the company, which are owned by certain outside institutional investors. These preferred shares are entitled to 25% of the combined voting power of all classes of capital stock. All outstanding common stock of Pitney Bowes International Holdings, Inc., representing the remaining 75% of the combined voting power of all classes of capital stock, is owned directly or indirectly by Pitney Bowes Inc. The preferred stock, $.01 par value, is entitled to cumulative dividends at rates set at auction. The weighted average dividend rate in 1996 and 1995 was 4.0% and 4.3%, respectively. Preferred dividends are reflected as a minority interest in the Consolidated Statement of Income in selling, service and administrative expense. The preferred stock is subject to mandatory redemption based on certain events, at a redemption price not less than $100 per share, plus the amount of any dividends accrued or in arrears. No dividends were in arrears at December 31, 1996 or 1995.

7. CAPITAL STOCK AND CAPITAL IN EXCESS OF PAR VALUE

At December 31, 1996, 240,000,000 shares of common stock, 600,000 shares of cumulative preferred stock, and 5,000,000 shares of preference stock were authorized, and 147,980,187 shares of common stock (net of 13,688,769 shares of treasury stock), 923 shares of 4% Convertible Cumulative Preferred Stock (4% preferred stock) and 87,472 shares of $2.12 Convertible Preference Stock ($2.12 preference stock) were issued and outstanding. The balance of unreserved and unissued preferred stock (599,077 shares) and preference stock (4,912,528 shares) may be issued in the future by the board of directors, which will determine the dividend rate, terms of redemption, terms of conversion (if any) and other pertinent features. Unreserved and unissued common stock (exclusive of treasury stock) at December 31, 1996 amounted to 63,845,604 shares.


<pg$pcn>

The 4% preferred stock outstanding, entitled to cumulative dividends at the rate of $2 per year, is redeemable at the option of the company, in whole or in part at any time, at the price of $50 per share, plus dividends accrued to the redemption date. Each share of the 4% preferred stock is convertible into 12.12 shares of common stock, subject to adjustment in certain events.

The $2.12 preference stock is entitled to cumulative dividends at the rate of $2.12 per year and is redeemable at the option of the company at the rate of $28 per share. Each share of the $2.12 preference stock is convertible into eight shares of common stock, subject to adjustment in certain events.

At December 31, 1996, an aggregate of 710,963 shares of common stock was reserved for issuance upon conversion of the 4% preferred stock (11,187 shares) and $2.12 preference stock (699,776 shares). In addition, 1,385,571 shares of common stock were reserved for issuance under the company's dividend reinvestment and other corporate plans.

Each share of common stock outstanding has attached one preference share purchase right. Each right entitles each holder to purchase 1/100th of a share of Series A Junior Participating Preference Stock for $195 and will expire in February 2006. Following a merger or certain other transactions, the rights will entitle the holder to purchase common stock of the company or the acquirers at a 50% discount.

8. STOCK PLANS

Transactions under the company's stock plans are summarized below:

                                                                       Price per
Common stock                                                Shares         share
                                                        ----------    ----------
January 1, 1994, shares reserved                         2,292,027      $ 7 -$43
Shares offered 1994
  (price approximates
  market value at date of grant)                         1,009,102      $32 -$40
Shares issued 1994                                        (519,765)     $ 7 -$38
Shares canceled 1994                                      (152,398)     $30 -$42
                                                        ----------    ----------
December 31, 1994, shares reserved                       2,628,966      $10 -$43
                                                        ==========    ==========

                                                                        Weighted
                                                                         average
                                                                       price per
Common stock                                                 Shares        share
                                                         ----------   ----------
December 31, 1994, shares reserved                        2,628,966   $       32
Shares offered 1995
  (price approximates
  market value at date of grant)                            939,091   $       33
Shares issued 1995                                         (730,199)  $       29
Shares canceled 1995                                       (124,229)  $       35
                                                         ----------   ----------
December 31, 1995, shares reserved                        2,713,629   $       33
Shares offered 1996
  (price approximates
  market value at date of grant)                            784,939   $       49
Shares issued 1996                                         (709,690)  $       32
Shares canceled 1996                                        (91,864)  $       40
                                                         ----------   ----------
December 31, 1996, shares reserved                        2,697,014   $       38
                                                         ==========   ==========

As of December 31, 1996, the outstanding options had exercise prices ranging from $20 to $55 per share. The weighted average contractual life of the outstanding options was 6.8 years. Of the common shares reserved at December 31, 1996, options for 1,008,851 are exercisable with a weighted average exercise price of $31.

The company has the following three stock plans:

- The 1991 Stock Plan (ESP), under which certain employees are granted options to purchase common stock and also awarded restricted stock.

- The Employee Stock Purchase Plan (ESPP)

- The Directors' Stock Plan

The company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), on January 1, 1996. Under FAS 123, companies can, but are not required to, elect to recognize compensation expense for all stock-based awards, using a fair value methodology. The company has adopted the disclosure only provisions, as permitted by FAS 123. The company applies APB Opinion 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation has been


<pg$pcn>

recognized for the ESP or the ESPP, except for the compensation cost recorded for its performance-based awards under the ESP and the Directors' Stock Plan as discussed herein. If the company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by FAS No. 123, the proforma effect on reported net income and earnings per share would not have been material.

In accordance with FAS 123, the fair value method of accounting has not been applied to options granted prior to January 1, 1995. Therefore, the resulting proforma impact may not be representative of that to be expected in future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                            1996          1995
                                                            ----          ----
Expected dividend yield                                        2.5%          2.5%
Expected stock price volatility                                 17%           17%
Risk-free interest rate                                          6%            6%
Expected life of options:
  ESP                                                   3 to 5 yrs    3 to 5 yrs
  ESPP - U.S.                                                 1 yr          1 yr
  ESPP - U.K.                                                 5 yrs         5 yrs
  Directors' Stock Plan                                     10 yrs        10 yrs

ESP

The company may grant options on up to 4,040,568 shares under the ESP. The company granted options on 402,895 shares in 1996 and 512,752 shares in 1995. Under this plan the option exercise price equals the stock's market price on date of grant. Options become exercisable in three equal installments during the first three years following their grant and expire after ten years. The weighted average fair value of the grants was $10 in 1996 and $7 in 1995.

ESPP

The company may grant rights to purchase up to 5,651,324 common shares to its regular employees under the ESPP. The company granted rights to purchase 382,044 shares in 1996 and 426,339 shares in 1995. In 1996, the offering price was 90% of the average closing price of Pitney Bowes common stock on the New York Stock Exchange for the 30 day period preceding the offering date. At no time will the exercise price be less than the lowest price permitted under Section 423 of the Internal Revenue Code. The fair value of each right granted was $7 in 1996 and $5 in 1995 for the U.S. plan and $13 in 1996 and $9 in 1995 for the U.K. plan.

Certain executives are awarded restricted stock under the 1991 Stock Plan. Restricted stock awards are subject to both tenure and financial performance over three years. The restrictions on the shares are released, in total or in part, only if the executive is still employed by the company at the end of the performance period and if all the performance objectives are achieved. There were 50,250 shares awarded in 1996 and 56,300 shares awarded in 1995 at no cost to the executives. The compensation expense for each award is recognized over the performance period. Compensation expense recorded by the company related to these awards was $2.0 million and $.8 million in 1996 and 1995, respectively. The weighted average fair value of each award was $46 in 1996 and $31 in 1995.

DIRECTORS' STOCK PLAN

Under this plan each nonemployee director is granted 400 shares of restricted common stock annually as part of his or her compensation. Shares granted at no cost to the director were 3,600 in 1996 and 3,200 in 1995. Compensation cost recorded by the company was $175,000 and $118,000 for 1996 and 1995, respectively. The shares carry full voting and dividend rights but may not be transferred or alienated until the later of (1) termination of service as a director, or, if earlier, the date of a change of control, or (2) the expiration of the six month period following the grant of such shares. The fair value of each share was $38 in 1996 and $29 in 1995.


9. TAXES ON INCOME

Income from continuing operations before income taxes and the provision for income taxes consist of the following:

                                                  Years ended December 31
                                            -----------------------------------
                                              1996         1995         1994
                                            ---------    ---------    ---------
Income from continuing operations
  before income taxes:
  U.S.                                       $ 656,862    $ 566,806    $ 565,375
  Outside the U.S.                             27,521       52,125        1,132
                                            ---------    ---------    ---------
Total                                       $ 684,383    $ 618,931    $ 566,507
                                            =========    =========    =========
Provision for income taxes:
  U.S. federal:
   Current                                  $  42,257    $ (17,024)   $  37,644
   Deferred                                   111,943      168,297      123,037
                                            ---------    ---------    ---------
                                              154,200      151,273      160,681
                                            ---------    ---------    ---------
  U.S. state and local:
   Current                                     11,853       13,691       12,856
   Deferred                                    29,562       26,221       31,295
                                            ---------    ---------    ---------
                                               41,415       39,912       44,151
                                            ---------    ---------    ---------
  Outside the U.S.:
   Current                                     28,694       28,233       19,342
   Deferred                                    (9,339)      (8,196)      (6,097)
                                            ---------    ---------    ---------
                                               19,355       20,037       13,245
                                            ---------    ---------    ---------
  Total current                                82,804       24,900       69,842
  Total deferred                              132,166      186,322      148,235
                                            ---------    ---------    ---------
Total                                       $ 214,970    $ 211,222    $ 218,077
                                            =========    =========    =========

Including discontinued operations, current provisions for 1995 federal, state and local and outside the U.S. would have been $87.6 million, $39.9 million and $41.9 million, respectively. Total tax provision would have been $355.7 million.


<pg$pcn>

DEFERRED TAX LIABILITIES AND (ASSETS)

December 31                                          1996               1995
                                                  -----------       -----------
Deferred tax liabilities:
  Depreciation                                    $    72,930       $    54,469
  Deferred profit
   (for tax purposes) on
   sales to finance subsidiaries                      367,490           342,435
  Lease revenue and
   related depreciation                               816,831           707,484
  Other                                               103,471            77,362
                                                  -----------       -----------
Deferred tax liabilities                            1,360,722         1,181,750
                                                  -----------       -----------
Deferred tax assets:
  Nonpension postretirement
   benefits                                          (130,422)         (112,201)
  Pension liability                                   (17,995)          (32,219)
  Inventory and equipment
   capitalization                                     (33,145)          (32,775)
  Net operating loss carryforwards                    (47,481)          (52,639)
  Alternative minimum
   tax (AMT) credit
   carryforwards                                      (80,773)          (57,194)
  Postemployment benefits                             (19,963)          (22,804)
  Other                                              (124,263)         (112,715)
  Valuation allowance                                  46,601            48,692
                                                  -----------       -----------
Deferred tax assets                                  (407,441)         (373,855)
                                                  -----------       -----------
Net deferred taxes                                $   953,281       $   807,895
                                                  ===========       ===========

Net deferred taxes includes $232.4 million and $195.1 million for 1996 and 1995, respectively, of current deferred taxes, which are included in income taxes payable in the Consolidated Balance Sheet.

The decrease in the deferred tax asset for net operating losses and related valuation allowance was due mainly to the utilization of U.S. tax loss carryforwards and a decrease in Australian tax loss carryforwards as a result of restructuring the Australian operations. The decrease was partially offset by losses incurred by certain foreign subsidiaries. As of December 31, 1996 and 1995, approximately $98.1 million and $113.2 million, respectively, of net operating loss carryforwards were available to the company. Most of these losses, as well as the company's alternative minimum tax credit, can be carried forward indefinitely.

In 1994 through 1996, the company recognized a reduction in tax expense on account of its investment in a life insurance program. In 1996, the company recognized tax benefits from restructuring its Australian operations and the related write-off of its investment in Pitney Bowes Australia Pty Limited.

A reconciliation of the U.S. federal statutory rate to the company's effective tax rate for continuing operations follows:

Percent of pre-tax income                             1996      1995      1994
                                                      ----      ----      ----
U.S. federal statutory rate                           35.0%     35.0%     35.0%
State and local income taxes                           3.9       4.2       5.1
Australian write-off                                  (2.4)       --        --
Life insurance investment                             (1.7)     (2.1)      (.6)
Other                                                 (3.4)     (3.0)     (1.0)
                                                      ----      ----      ----
Effective income tax rates                            31.4%     34.1%     38.5%
                                                      ====      ====      ====

The effective tax rate for discontinued operations in 1995 differs from the statutory rate due primarily to state and local income taxes and nondeductible goodwill.


<pg$pcn>

10. RETIREMENT PLANS

The company has several defined benefit and defined contribution pension plans covering substantially all employees worldwide. Benefits are primarily based on employees' compensation and years of service. Company contributions are determined based on the funding requirements of U.S. federal and other governmental laws and regulations.

Total ongoing pension expense amounted to $45.6 million in 1996, $52.2 million in 1995 and $50.2 million in 1994. Net pension expense for defined benefit plans for 1996, 1995 and 1994 included the following components:

                                                United States                          Foreign
                                      ---------------------------------   ---------------------------------
                                         1996        1995        1994        1996       1995         1994
                                      ---------   ---------   ---------   ---------   ---------   ---------
Service cost - benefits
  earned during period                $  31,952   $  33,061   $  35,908   $   6,046   $   5,952   $   5,975
Interest cost on projected benefit
  obligations                            69,292      68,027      65,745      10,882      10,317      10,090
Actual return on assets                (114,641)   (124,866)      6,880     (22,512)    (17,594)    (10,681)
Net amortization and (deferral)          44,574      58,831     (67,094)      9,885       5,237      (1,502)
                                      ---------   ---------   ---------   ---------   ---------   ---------
Ongoing net periodic defined benefit
  pension expense                        31,177      35,053      41,439       4,301       3,912       3,882
Curtailment (gain) loss charge (a)           --     (13,974)         --          --       2,921          --
                                      ---------   ---------   ---------   ---------   ---------   ---------
Total pension expense                 $  31,177   $  21,079   $  41,439   $   4,301   $   6,833   $   3,882
                                      =========   =========   =========   =========   =========   =========

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

The funded status at December 31, 1996 and 1995 for the company's defined benefit plans was:

                                                United States                Foreign
                                            ----------------------    ---------------------
                                              1996         1995          1996        1995
                                            ---------    ---------    ---------   ---------
Actuarial present value of:
  Vested benefits                           $ 777,064    $ 722,282    $ 139,300   $ 103,296
                                            =========    =========    =========   =========
  Accumulated benefit obligations           $ 858,590    $ 802,299    $ 139,569   $ 103,459
                                            =========    =========    =========   =========
Projected benefit obligations               $ 995,009    $ 946,420    $ 162,613   $ 130,590
                                            ---------    ---------    ---------   ---------
Plan assets at fair value, primarily
  stocks and bonds, adjusted by:              868,752      771,000      179,040     141,417
   Unrecognized net loss (gain)                49,539       86,281      (12,983)    (12,034)
   Unrecognized net asset                     (12,636)     (15,815)     (11,096)    (13,828)
   Unamortized prior service costs
     from plan amendments                      20,655       22,246        7,316       7,605
                                            ---------    ---------    ---------   ---------
                                              926,310      863,712      162,277     123,160
                                            ---------    ---------    ---------   ---------
Net pension liability                       $  68,699    $  82,708    $     336   $   7,430
                                            =========    =========    =========   =========
Assumptions for defined benefit plans: (a)
  Discount rate                                  7.25%        7.25%   4.0%-8.5%   7.0%-8.5%
  Rate of increase in future
   compensation levels                           4.25%        4.25%   2.0%-5.5%   3.0%-5.5%
  Expected long-term rate of return
   on plan assets                                9.50%        9.50%   4.0%-9.5%   8.0%-9.5%

(a) Pension costs are determined using assumptions as of the beginning of the year while the funded status of the plans is determined using assumptions as of the end of the year.


<pg$pcn>

11. NONPENSION POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

Net nonpension postretirement benefit costs consisted of the following components:

                                                 Years ended December 31
                                         --------------------------------------
                                           1996           1995           1994
                                         --------       --------       --------
Service cost -
  benefits earned
  during the period                      $ 10,445       $  8,688       $ 10,140
Interest cost on
  accumulated
  postretirement
  benefit obligations                      17,654         18,917         19,379
Net (deferral)
  and amortization                        (15,946)       (17,920)       (19,143)
                                         --------       --------       --------
Net periodic
  postretirement
  benefit costs                          $ 12,153       $  9,685       $ 10,376
                                         ========       ========       ========

The company's nonpension postretirement benefit plans are not funded. The status of the plans was as follows:

December 31                                                   1996       1995
                                                           ---------  ---------
Accumulated postretirement benefit obligations:
  Retirees and dependents                                  $ 206,114  $ 186,324
  Fully eligible active
   plan participants                                          53,810     52,199
  Other active plan participants                              44,832     63,813
  Unrecognized net gain (loss)                                 2,047     (4,392)
  Unrecognized prior service cost                             37,463     53,450
                                                           ---------  ---------
Accrued nonpension
  postretirement benefits                                  $ 344,266  $ 351,394
                                                           =========  =========

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 8.25% and 9.25% in 1996 and 1995, respectively. This was assumed to gradually decline to 3.75% by the year 2000 and remain at that level thereafter for 1996 and 1995. A one percentage point increase in the assumed health care cost trend rate would increase the year-end accumulated postretirement benefit obligations by approximately $13.3 million as of December 31, 1996 and the net periodic postretirement health care cost by $0.9 million in 1996.

The assumed weighted average discount rate used in determining the accumulated postretirement benefit obligations was 7.25% in 1996 and 1995.

The company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (FAS 112), as of January 1, 1994. FAS 112 required that postemployment benefits be recognized on the accrual basis of accounting. The effect of adopting FAS 112 was a one-time non-cash, after-tax charge of $119.5 million (net of $80.5 million of income taxes), or $.76 per share.

In 1994, as part of the company's employee work-life initiatives, employee input was actively sought about benefits and it was concluded that employees prefer benefits more closely related to their changing work-life needs. As a result, the company significantly reduced or eliminated certain postemployment benefits, specifically service-related company-subsidized life insurance, salary continuance and medical benefits, resulting in an after-tax credit to income of $70.9 million (net of $47.7 million of income taxes). As a further outgrowth of this study, the company also instituted, effective January 1, 1995, certain enhancements to its deferred investment plan, including an increase in the company's match of employee contributions.


12. DISCONTINUED OPERATIONS

During 1995, the company sold its Monarch Marking Systems, Inc. (Monarch) and Dictaphone Corporation (Dictaphone) subsidiaries. The sales resulted in gains approximating $155 million, net of approximately $130 million of income taxes, from $577 million in proceeds. Dictaphone and Monarch have been classified in the Consolidated Statement of Income as discontinued operations.

For the years ended December 31, 1995 and 1994, Monarch and Dictaphone had revenues of $306 million and $552 million, respectively. Net income was $21.5 million, net of $14.5 million of income taxes, in 1995 and $45.2 million, net of $29.7 million of income taxes, in 1994.


13. NONRECURRING ITEMS, NET

During 1994, the company adopted a formal plan designed to address the impact of technology on workforce requirements and to further refine its strategic focus on core businesses worldwide. Accordingly, in the third quarter of 1994, the company recorded a $93.2 million charge to income to cover the costs of such actions. The charge anticipated $61 million of severance and benefit costs for workforce reductions, $22 million of asset write downs and $10 million of other exit costs. As of December 31, 1996, the company has successfully completed its plan. As of year-end 1996, the company has made severance and benefit payments of approximately $65 million, including an additional $5 million as discussed below, to approximately 1,750 employees separated under these strategic focus initiatives. The majority of these costs were expended in 1995.

The phaseout of older product lines, introduction of new, advanced products and increased need for higher employee skill levels to deliver and service these products resulted in a planned workforce reduction of approximately 1,700 employees worldwide and the future hiring of approximately 450 new employees with these requisite enhanced skills upon completion of these strategic focus initiatives. As of December 31, 1996, approximately 400 employees with the requisite skills have been hired to produce and service advanced product offerings. All costs associated


<pg$pcn>

with hiring of new employees were excluded from the charge and have been and will continue to be recognized appropriately in the period incurred.

Current and future advanced product offerings require a smaller, but more highly skilled engineering, manufacturing and service workforce to take full advantage of design, production, diagnostic and service strategies. These disciplines anticipated a workforce reduction of more than 850 employees with related severance and benefit costs of $27 million. As of December 31, 1996, the company has completed its intended actions relative to this portion of the initiative having cash expenditures of approximately $27 million. Other anticipated strategic actions included reengineering and streamlining of order flow, logistics and other administrative processes in the U.S., Europe and the Asia Pacific region which anticipated an additional workforce reduction of more than 800 employees with related severance and benefit costs of $27 million. As of December 31, 1996, the actions taken by the company relative to this portion of the initiative have resulted in cash expenditures of approximately $23 million, an additional accrual in 1995 of approximately $5 million in separation and benefit costs and anticipated 1997 expenditures of approximately $4 million. The additional accrual was recorded in selling, service and administrative expense in the 1995 Consolidated Statement of Income. The decisions to phase out non-mailing products in Germany and the cessation of further development and marketing of shipping products which could not be cost-effectively upgraded to new technologies accounted for the remaining workforce reductions and related severance and benefit costs. As of December 31, 1996, the company has completed its intended actions relative to this portion of the initiative having cash expenditures of approximately $12 million.

As noted above, included in the plan to refine the strategic business focus of the company were anticipated asset write downs of $22 million and $10 million of other exit costs for certain additional actions. Consistent with a refinement of focus on core businesses, these actions include phasing out non-mailing products in Germany. This decision anticipated the write down of inventories, lease and rental contracts and other assets to their net realizable value for which $7.4 million was provided. The decision to cease development and marketing of certain shipping products, as noted above, anticipated further inventory and other asset write-offs of $8.6 million. The company decided to transition a software-based business with its own product offerings to a limited product development and marketing support function. As a result, $6.3 million of goodwill related to the acquisition of this business was written off. The $10 million of other exit costs are primarily due to the adoption of a centralized organizational structure in the European financial services businesses that anticipated the early termination of a facility lease. As of December 31, 1996, approximately $19 million in assets have been written off, $6 million of certain other exit costs have been incurred, approximately $2 million of the original anticipated write down associated with the phaseout of non-mailing products in Germany has been reclassified as other exit costs within the reserve and $5 million originally provided for the early termination of a facility lease has been reversed through selling, service and administration expense in the 1995 Consolidated Statement of Income.

Benefits from the strategic focus initiatives (principally reduced employee expense) have been offset, in part, by increased hiring and training expenses to obtain employees with requisite skills.


14. COMMITMENTS, CONTINGENCIES AND REGULATORY MATTERS

The company's finance subsidiaries had no unfunded commitments to extend credit to customers at December 31, 1996. The company evaluates each customer's creditworthiness on a case-by-case basis. Upon extension of credit, the amount and type of collateral obtained, if deemed necessary by the company, is based on management's credit assessment of the customer. Fees received under the agreements are recognized over the commitment period. The maximum risk of loss arises from the possible non-performance of the customer to meet the terms of the credit agreement. As part of the company's review of its exposure to risk, adequate provisions are made for finance assets which may be uncollectible.

From time to time, the company is a party to lawsuits that arise in the ordinary course of its business. These lawsuits may involve litigation by or against the company to enforce contractual rights under vendor, insurance or other contracts; lawsuits relating to intellectual property or patent rights; equipment, services or payment disputes with customers; disputes with employees; or other matters. The company is currently a defendant in a number of lawsuits, none of which should have, in the opinion of management and legal counsel, a material adverse effect on the company's financial position or results of operations.

The company was advised by the Antitrust Division of the U.S. Department of Justice that its civil investigation of Pitney Bowes' postage equipment business, which began in 1995, has been closed. The investigation concluded that Pitney Bowes had not violated the surviving provisions of the 1959 consent decree between the company and the U.S. Department of Justice, and/or the antitrust laws.

The company is subject to federal, state and local laws and regulations concerning the environment, and is currently participating in administrative or court proceedings as a participant in various groups of potentially responsible parties. As previously announced by the company, in 1996, the Environmental Protection Agency (EPA) issued an administrative order directing the company to be part of a soil cleanup program at the Sarney Farm site in Amenia, New York. The site was operated as a landfill between the years 1968 and 1970 by parties unrelated to Pitney Bowes, and wastes from a number of industrial sources were dis-


<pg$pcn>

posed there. The company does not concede liability for the condition of the site, but is working with the EPA to identify and then seek reimbursement from other potentially responsible parties. The company estimates that the costs of this remediation effort will range between $3 million and $5 million over the next 18 months. All of these proceedings are at various stages of activity, and it is impossible to estimate with any certainty the total cost of remediating, the timing and extent of remedial actions which may be required by governmental authorities, or the amount of liability, if any, of the company. If and when it is possible to make a reasonable estimate of the company's liability with respect to such a matter, a provision will be made as appropriate. Based on facts presently known, the company does not believe that the outcome of these proceedings will have a material adverse effect on its financial condition.

In June 1995, the United States Postal Service (USPS) issued final revised regulations addressing the manufacture, distribution and use of postage meters. The regulations cover four general categories: meter security, administrative controls, Computerized Meter Resetting Systems (C.M.R.S.) and other issues. In general, the regulations impose reporting and performance obligations on meter manufacturers, prescribe potential administrative sanctions for failure to meet these obligations and require a restructuring of the fund management system of C.M.R.S., such as the company's Postage by Phone(R) system, to give the USPS more direct control over meter licensee deposits. The company is working with the USPS to ensure that the implementation of these regulations provides mailing customers and the USPS with the intended benefits, and that Pitney Bowes also benefits. The company has undertaken a number of actions to implement these changes, including modifying its Postage by Phone(R) system. Customers prepaying for postage now deposit these payments into a USPS account rather than a trust account. The company's resetting of Postage by Phone(R) meters still requires the customer to request an authorization and reset code from the company, a service for which the company charges a fee. The company continues to believe that the financial impact to the company resulting from implementation of these regulations will not be material.

In May 1996, the USPS issued a proposed schedule for the phaseout of mechanical meters in the United States marketplace. The schedule proposes that (i) as of June 1, 1996, placements of mechanical meters will be available only as replacements for existing licensed mechanical meters; (ii) as of March 1, 1997, mechanical meters may not be used by persons or firms who process mail for a fee; (iii) as of December 31, 1997, mechanical meters that interface with mail machines or processors will no longer be approved; and (iv) as of March 1, 1999, all other mechanical meters (stand-alone meters) will no longer be approved. The company has voluntarily ceased new placements of mechanical meters in the United States as of June 1, 1996.

The company continues to work with the USPS to devise a final mechanical meter migration schedule that is most beneficial to our customers and minimizes any negative impact to the company. This is consistent with the company's strategy of introducing new technology into the marketplace to add value to customers' operations and meet postal needs. This strategy and the company's long-term focus have resulted in an increase in the percentage of the electronic meters in the current U.S. base from 6% of the overall base in 1986 to nearly 60% of the installed meter base in 1996. Until such time as a final mechanical meter migration plan is completed, the financial impact, if any, on the company cannot be determined with any certainty; but, it is currently the belief of the company that such migration plan will not cause a material adverse financial impact.

The May 1996 USPS proposal also contemplates the evolution of metering technology to include a digital information-based indicia standard which has not yet been developed. In July 1996, the USPS proposed initial specifications for a digital information-based indicia program. The USPS anticipates that digital metering would eventually replace electronic metering in the United States at some undetermined date in the future. The company's long-term strategy also envisions the use of digital technology in new product offerings, and the company has taken the lead in deploying digital meters in the marketplace, with over 100,000 digital printing meters already placed into service during 1995 and 1996. The company anticipates working with the USPS in this effort to achieve a timely and effective substitution plan. However, until final standards for a digital information-based indicia program are completed, and transition to the new standard is clarified by the USPS, the impact of this proposal, if any, on the company cannot be determined.

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


<pg$pcn>

Future minimum lease payments under both capital and operating leases as of December 31, 1996 are as follows:

                                                         Capital       Operating
Years ending December 31                                  leases          leases
                                                        --------        --------
1997                                                    $  3,717        $ 66,685
1998                                                       3,473          46,644
1999                                                       3,415          32,378
2000                                                       3,057          23,161
2001                                                       2,916          16,126
Later years                                                6,945          42,138
                                                        --------        --------
Total minimum lease payments                            $ 23,523        $227,132
                                                                        ========
Less amount representing interest                         (9,175)
                                                        --------
Present value of net minimum
  lease payments                                        $ 14,348
                                                        ========

Rental expense was $121.6 million, $129.3 million and $127.0 million in 1996, 1995 and 1994, respectively.

16. FINANCIAL SERVICES

The company has several consolidated finance operations which are engaged in lease financing of the company's products in the U.S., Canada, the U.K., Germany, France, Norway, Ireland and Australia, as well as other commercial and industrial transactions in the U.S. Condensed financial data for the consolidated finance operations follows:

CONDENSED SUMMARY OF OPERATIONS

Years ended December 31                         1996         1995        1994
                                              ---------   ---------   ---------
Revenue                                       $ 794,819   $ 713,909   $ 659,619
                                              ---------   ---------   ---------
Costs and expenses                              294,147     238,457     256,638
Interest, net                                   216,220     217,499     175,987
Nonrecurring items, net                              --          --       6,096
                                              ---------   ---------   ---------
  Total expenses                                510,367     455,956     438,721
                                              ---------   ---------   ---------
Income before
  income taxes                                  284,452     257,953     220,898
Provision for
  income taxes                                   91,638      81,422      70,398
                                              ---------   ---------   ---------
Income before
  effect of a change
  in accounting for
  postemployment
  benefits                                      192,814     176,531     150,500
Effect of a change
  in accounting for
  postemployment
  benefits                                           --          --      (2,820)
                                              ---------   ---------   ---------
Net income                                    $ 192,814   $ 176,531   $ 147,680
                                              =========   =========   =========

CONDENSED BALANCE SHEET

December 31                                              1996            1995
                                                      ----------      ----------
Cash and cash equivalents                             $   22,506      $   11,486
Finance receivables, net                               1,339,286       1,208,532
Other current assets and
  prepayments                                             52,169          40,170
                                                      ----------      ----------
  Total current assets                                 1,413,961       1,260,188
Long-term finance receivables, net                     3,450,231       3,390,597
Investment in leveraged leases                           633,682         570,008
Other assets                                             143,023         162,347
                                                      ----------      ----------
Total assets                                          $5,640,897      $5,383,140
                                                      ==========      ==========
Accounts payable and
  accrued liabilities                                 $  199,914      $  180,243
Income taxes payable                                     156,340         128,461
Notes payable and
  current portion
  of long-term obligations                             2,181,230       2,398,051
                                                      ----------      ----------
  Total current liabilities                            2,537,484       2,706,755
Deferred taxes on income                                 330,847         334,716
Long-term debt                                         1,570,549       1,272,700
Other noncurrent liabilities                               4,974           4,956
                                                      ----------      ----------
  Total liabilities                                    4,443,854       4,319,127
                                                      ----------      ----------
Equity                                                 1,197,043       1,064,013
                                                      ----------      ----------
Total liabilities and equity                          $5,640,897      $5,383,140
                                                      ==========      ==========

Finance receivables are generally due in monthly, quarterly or semiannual installments over periods ranging from three to seven years. In addition, 18% of the company's net finance assets represent secured commercial and private jet aircraft transactions with lease terms ranging from five to 25 years. The company considers its credit risk for these leases to be minimal since all aircraft lessees are making payments in accordance with lease agreements. The company believes any potential exposure in aircraft investment is mitigated by the value of the collateral as the company retains a security interest in the leased aircraft.

Maturities of gross finance receivables and notes payable for the finance operations are as follows:

                                              Gross finance    Notes payable and
Years ending December 31                        receivables    subordinated debt
                                              -------------    -----------------
1997                                             $1,768,476           $2,181,230
1998                                              1,180,554              230,549
1999                                                876,702              203,761
2000                                                592,597               62,393
2001                                                273,555              200,001
Thereafter                                          887,633              873,845
                                                 ----------           ----------
Total                                            $5,579,517           $3,751,779
                                                 ==========           ==========


<pg$pcn>

Finance operations' net purchases of Pitney Bowes equipment amounted to $645.4 million, $618.6 million and $617.4 million in 1996, 1995 and 1994, respectively.

The components of net finance receivables were as follows:

December 31                                       1996                  1995
                                               -----------          -----------
Gross finance receivables                      $ 5,579,517          $ 5,483,695
Residual valuation                                 735,978              680,055
Initial direct cost deferred                        99,023               94,571
Allowance for credit losses                       (113,737)            (113,506)
Unearned income                                 (1,511,264)          (1,545,686)
                                               -----------          -----------
Net finance receivables                        $ 4,789,517          $ 4,599,129
                                               ===========          ===========

The company's net investment in leveraged leases is composed of the following elements:

December 31                                         1996                1995
                                                  ---------           ---------
Net rent receivable                               $ 556,058           $ 532,153
Unguaranteed residual
  valuation                                         651,385             589,520
Unearned income                                    (573,761)           (551,665)
                                                  ---------           ---------
Investment in leveraged leases                      633,682             570,008
Deferred taxes arising from
  leveraged leases                                 (239,192)           (216,873)
                                                  ---------           ---------
Net investment in
  leveraged leases                                $ 394,490           $ 353,135
                                                  =========           =========

Following is a summary of the components of income from leveraged leases:

Years ended December 31                   1996            1995            1994
                                         -------         -------         -------
Pre-tax leveraged
  lease income                           $ 8,497         $11,667         $ 6,694
Income tax effect                          6,501           4,408           5,050
                                         -------         -------         -------
Income from
  leveraged leases                       $14,998         $16,075         $11,744
                                         =======         =======         =======

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

Leveraged lease investments totaling $299.6 million are related to commercial real estate facilities, with original lease terms ranging from five to 25 years. Also included are ten aircraft transactions with major commercial airlines, with a total investment of $285.1 million and with original lease terms ranging from 22 to 25 years and two transactions involving locomotives with a total investment of $49.0 million with an original lease term ranging from 25 to 38 years.

The company has sold net finance receivables with varying amounts of recourse in privately placed transactions with third-party investors. The uncollected principal balance of receivables sold and residual guarantee contracts totaled $441.9 million and $263.3 million at December 31, 1996 and 1995, respectively. The maximum risk of loss arises from the possible non-performance of lessees to meet the terms of their contracts and from changes in the value of the underlying equipment. Conversely, these contracts are supported by the underlying equipment value and creditworthiness of customers. As part of the review of its exposure to risk, the company believes adequate provisions have been made for sold receivables which may be uncollectible.

The company has invested in various types of equipment under operating leases; the net investment at December 31, 1996 and 1995 was not significant.


<pg$pcn>

17. BUSINESS SEGMENT INFORMATION

For a description of the company's segments, see "Overview" on page 17. That information is incorporated herein by reference. The information set forth below should be read in conjunction with such information. Operating profit of each segment is determined by deducting from revenue the related costs and operating expenses directly attributable to the segment. Segment operating profit excludes general corporate expenses, which amounted to $79.4 million in 1996, $63.5 million in 1995 and $71.7 million in 1994, income taxes and net interest other than that related to the financial services businesses. Revenue and operating profit by business segment and geographic area for the years ended 1994 to 1996 were as follows:

                                                        Revenue
                                        ---------------------------------------
(in millions)                            1996            1995             1994
                                        -------         -------         -------
Industry segments:
   Business equipment                   $ 2,956         $ 2,799         $ 2,592
   Business services                        482             403             348
   Commercial and
     industrial financing                   421             353             331
                                        -------         -------         -------
Total                                   $ 3,859         $ 3,555         $ 3,271
                                        =======         =======         =======
Geographic areas:
   United States                        $ 3,370         $ 3,108         $ 2,851
   Outside the
     United States                          619             573             524
   Inter-area revenue                      (130)           (126)           (104)
                                        -------         -------         -------
Total                                   $ 3,859         $ 3,555         $ 3,271
                                        =======         =======         =======

                                                      Operating Profit
                                            -----------------------------------
(in millions)                                1996           1995         1994(2)
                                            -----          -----          -----
Industry segments:
   Business equipment (1)                   $ 621          $ 586          $ 561
   Business services                           40             30             31
   Commercial and
     industrial financing                      87             69             60
                                            -----          -----          -----
Total                                       $ 748          $ 685          $ 652
                                            =====          =====          =====
Geographic areas:
   United States                            $ 719          $ 643          $ 655
   Outside the
     United States (1)                         38             56              6
   Inter-area revenue                          (9)           (14)            (9)
                                            -----          -----          -----
Total                                       $ 748          $ 685          $ 652
                                            =====          =====          =====

(1) In 1996, excluding the Australian charge of $30 million, the business equipment segment would have increased 11% from 1995 to $651 million, and the geographic area outside the United States would have increased 21% to $68 million. See discussion of selling, service and administrative expense on page 18.

(2) As a result of the nonrecurring items in 1994, industry segments include a $21 million credit in Business equipment and a $6 million credit in Business services; geographic areas include a $61 million credit in the United States and a $34 million charge outside the United States (See Note 13).

Additional segment information is as follows:

                                                      Years ended December 31
                                                    ----------------------------
(in millions)                                       1996        1995        1994
                                                    -----       -----      -----
Depreciation and
  amortization:
   Business equipment                               $ 220       $ 224      $ 221
   Business services                                   32          23         18
   Commercial and
     industrial financing                              15          14         13
                                                    -----       -----      -----
Total                                               $ 267       $ 261      $ 252
                                                    =====       =====      =====
Net additions to property,
  plant and equipment
  and rental equipment
  and related inventories:
   Business equipment                               $ 258       $ 256      $ 250
   Business services                                   20           7          1
   Commercial and
     industrial financing                              (4)         36         43
                                                    -----       -----      -----
Total                                               $ 274       $ 299      $ 294
                                                    =====       =====      =====


<pg$pcn>

Identifiable assets are those used in the company's operations in each segment and exclude cash and cash equivalents and short-term investments. Identifiable assets of geographic areas include intercompany profits on inventory and rental equipment transferred between segments and intercompany accounts.

Identifiable assets by business segment and geographic area for the years 1994 to 1996 were as follows:

                                                    Identifiable Assets
                                            ------------------------------------
(in millions)                                1996           1995           1994
                                            ------         ------         ------
Industry segments:
   Business equipment                       $3,776         $3,612         $3,416
   Business services                           471            374            330
   Commercial and
     industrial financing                    3,621          3,638          3,129
                                            ------         ------         ------
Total                                       $7,868         $7,624         $6,875
                                            ======         ======         ======
Geographic areas:
   United States                            $7,188         $6,928         $6,317
   Outside the
     United States                             831            828            764
                                            ------         ------         ------
Total                                       $8,019         $7,756         $7,081
                                            ======         ======         ======

A reconciliation of identifiable assets to consolidated assets is as follows:

                                                             December 31
                                                      -------------------------
(in millions)                                           1996              1995
                                                      -------           -------
Identifiable assets by
  geographic area                                     $ 8,019           $ 7,756
Inter-area profits                                        (18)              (41)
Intercompany accounts                                    (133)              (91)
                                                      -------           -------
Identifiable assets by
  industry segment                                      7,868             7,624
Cash and cash equivalents and
  short-term investments                                  137                89
General corporate assets                                  151               132
                                                      -------           -------
Consolidated assets                                   $ 8,156           $ 7,845
                                                      =======           =======

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH, CASH EQUIVALENTS, SHORT-TERM INVESTMENTS, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND NOTES PAYABLE

The carrying amounts approximate fair value because of the short maturity of these instruments.

INVESTMENT SECURITIES

The fair value of investment securities is estimated based on quoted market prices, dealer quotes and other estimates.

LOAN RECEIVABLES

The fair value of loan receivables is estimated based on quoted market prices, dealer quotes or by discounting the future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings.

LONG-TERM DEBT

The fair value of long-term debt is estimated based on quoted dealer prices for the same or similar issues.

INTEREST RATE SWAP AND SWAP OPTION AGREEMENTS AND FOREIGN CURRENCY EXCHANGE CONTRACTS

The fair values of interest rate swaps, swap options and foreign currency exchange contracts are obtained from dealer quotes. These values represent the estimated amount the company would receive or pay to terminate agreements taking into consideration current interest rates, the creditworthiness of the counterparties and current foreign currency exchange rates.

RESIDUAL AND CONDITIONAL COMMITMENT GUARANTEE CONTRACTS

The fair value of residual and conditional commitment guarantee contracts is based on the projected fair market value of the collateral as compared to the guaranteed amount plus a commitment fee generally required by the counterparty assuming the guarantee.


<pg$pcn>

COMMITMENTS TO EXTEND CREDIT

The fair value of commitments to extend credit is estimated by comparing current market conditions taking into account the remaining terms of existing agreements and present creditworthiness of the counterparties.

TRANSFER OF RECEIVABLES WITH RECOURSE

The fair value of the recourse liability represents the estimate of expected future losses. The company periodically evaluates the adequacy of reserves and estimates of expected losses; if the resulting evaluation of expected losses differs from the actual reserve, adjustments are made to the reserve.

The estimated fair value of the company's financial instruments is as follows:

                                                  Carrying                 Fair
December 31, 1996                                   value*                value
                                               -----------          -----------
Investment securities                          $     2,681          $     2,691
Loan receivables                               $   381,790          $   365,560
Long-term debt                                 $(1,577,277)         $(1,629,527)
Interest rate swaps                            $    (1,639)         $   (27,969)
Foreign currency
  exchange contracts                           $       806          $       385
Residual and conditional
  commitment
  guarantee contracts                          $    (5,068)         $    (6,003)
Transfer of receivables with
  recourse                                     $   (10,885)         $   (11,093)
                                               -----------          -----------

                                                  Carrying                 Fair
December 31, 1995                                   value*                value
                                               -----------          -----------
Investment securities                          $     1,797          $     1,813
Loan receivables                               $   280,013          $   284,245
Long-term debt                                 $(1,080,381)         $(1,174,836)
Interest rate swaps                            $    (1,147)         $   (42,318)
Foreign currency
  exchange contracts                           $      (499)         $      (850)
Residual and conditional
  commitment
  guarantee contracts                          $    (4,669)         $    (5,782)
Commitments to extend credit                            --          $      (165)
Transfer of receivables with
  recourse                                     $   (17,349)         $   (17,349)
                                               -----------          -----------

* Carrying value includes accrued interest and deferred fee income.

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data (in millions of dollars, except for per share data) for 1996 and 1995 follows:

                                                   Three Months Ended
                                      --------------------------------------------
1996                                  March 31     June 30    Sept. 30     Dec. 31
                                      --------     -------    --------     -------
Total revenue                           $  906      $  943      $  951      $1,059
Cost of sales and rentals
  and financing                         $  365      $  373      $  382      $  435
Net income                              $  106      $  118      $  117      $  128
                                        ======      ======      ======      ======
Income per common and
  common share equivalent:
   Net income                           $  .70      $  .79      $  .78      $  .85
                                        ======      ======      ======      ======

                                                           Three Months Ended
                                                --------------------------------------
1995                                            March 31   June 30  Sept. 30   Dec. 31
                                                --------   -------  --------   -------
Total revenue                                       $839      $863      $876      $977
Cost of sales and rentals
  and financing                                     $319      $340      $348      $398
Income from continuing
  operations                                        $ 96      $ 98      $101      $113
Discontinued operations                               10        11       154        --
                                                    ----      ----      ----      ----
Net income                                          $106      $109      $255      $113
                                                    ====      ====      ====      ====
Income per common and common share equivalent:
   Continuing operations                            $.63      $.65      $ .66     $.74
   Discontinued operations                           .07       .07       1.01       --
                                                    ----      ----      -----     ----
   Net income                                       $.70      $.72      $1.67     $.74
                                                    ====      ====      =====     ====


<pg$pcn>

REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE LLP [PRICE WATERHOUSE LOGO]

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF PITNEY BOWES INC.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Pitney Bowes Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 11 to the consolidated financial statements, the company adopted a new accounting standard for postemployment benefits in 1994.


/s/ Price Waterhouse LLP


Stamford, Connecticut
January 30, 1997


<pg$pcn>
STOCKHOLDER INFORMATION


WORLD HEADQUARTERS
PITNEY BOWES INC
1 ELMCROFT RD
STAMFORD CT 06926-0700
(203) 356-5000
www.pitneybowes.com

ANNUAL MEETING

Stockholders are cordially invited to attend the 1997 Annual Meeting at 10:00 a.m., Monday, May 12, 1997, at Pitney Bowes World Headquarters in Stamford, Connecticut. A notice of the meeting, proxy statement and proxy will be mailed to each stockholder under separate cover.

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

Comments concerning the Annual Report should be addressed to:

MSC 6309
DIRECTOR INVESTOR COMMUNICATIONS AND ADVERTISING
PITNEY BOWES INC
1 ELMCROFT RD
STAMFORD CT 06926-0700

For lost securities and certificate replacement:

CHASEMELLON SHAREHOLDER SERVICES LLC
ESTOPPEL DEPARTMENT
PO BOX 3317
SOUTH HACKENSACK NJ 07606-1917

For change of address, account consolidations, legal transfer inquiries, replacement checks, tax information and other inquiries:

CHASEMELLON SHAREHOLDER SERVICES LLC
PO BOX 3315
SOUTH HACKENSACK NJ 07606-1915

For certificate transfers:
CHASEMELLON SHAREHOLDER SERVICES LLC
STOCK TRANSFER DEPARTMENT
PO BOX 3312
SOUTH HACKENSACK NJ 07606-1912

For dividend reinvestment information:

THE CHASE MANHATTAN BANK
C/O CHASEMELLON SHAREHOLDER SERVICES LLC
PO BOX 750
PITTSBURGH PA 15230

Transfer Agent and Registrar:

CHASEMELLON SHAREHOLDER SERVICES LLC
OVERPECK CENTER
85 CHALLENGER RD
RIDGEFIELD NJ 07660

Stockholders may call:

ChaseMellon Shareholder Services at (800) 648-8170 or Pitney Bowes Stockholder Services at (203) 351-6088 or (203) 351-7200.

INVESTOR INQUIRIES

All investor inquiries about Pitney Bowes should be addressed to:

MSC 6140
INVESTOR RELATIONS
PITNEY BOWES INC
1 ELMCROFT RD
STAMFORD CT 06926-0700

STOCK INFORMATION

Dividends per common share
Quarter                                                    1996            1995
                                                          ------          ------
First                                                     $ .345          $  .30
Second                                                      .345             .30
Third                                                       .345             .30
Fourth                                                      .345             .30
                                                          ------          ------
Total                                                     $1.380          $ 1.20
                                                          ======          ======

Quarterly price ranges of common stock

                                                                  1996
Quarter                                                     High             Low
                                                          ------          ------
First                                                     51 5/8          41 7/8
Second                                                    51 1/2          46 1/2
Third                                                     54 1/2          43 1/4
Fourth                                                    61 3/8          52 1/2

                                                                   1995
Quarter                                                     High             Low
                                                          ------          ------
First                                                     37              30
Second                                                    40              34 7/8
Third                                                     43 3/8          38 1/8
Fourth                                                    48 1/4          40 3/4
                                                          ======          ======

TRADEMARKS

Ascent, DirectNet, DocuMatch, AddressRight, Paragon, Personal Post Office, Postage by Phone, PostPerfect, StreamWeaver and Value Added Maintenance are trademarks or service marks of Pitney Bowes Inc.

ValueMax and Purchase Power are service marks of Pitney Bowes Credit Corporation. BLISS is a trademark of Colonial Pacific Leasing Corporation.


