Form 10-K, Exhibit 13
period 1997-12-31
PITNEY BOWES INC /DE/
filed 1998-03-27
CIK 78814

                                                                   Exhibit (iii)

--------------------------------------------------------------------------------

================================================================================
Management's Discussion and Analysis
================================================================================
Year ended December 31, 1997

Overview

Pitney Bowes Inc. (the company) continues to build on the core activities that support its strong competitive position. We concentrate on products and services that enable us to be the provider of informed mail and messaging management.

The company operates within three industry segments: business equipment, business services, and commercial and industrial financing.

Business equipment consists of four product, supplies and service classes: mailing systems, copier systems, facsimile systems and related financing. The products are sold, rented or financed by the company, while supplies and services are sold. The financial services operations provide lease financing and other credit options for the company's products in the U.S., Canada, the U.K., Germany, France, Norway, Ireland and Australia.

Business services consists of facilities management and mortgage servicing. Facilities management services are provided for a variety of business support and processing functions. Mortgage servicing provides billing, collecting and processing services for major investors in residential first mortgages.

The commercial and industrial financing segment, which is shifting its strategic focus to fee-based financial services, provides large-ticket financing programs covering a broad range of products and other financial services to the commercial and industrial markets in the U.S. It also provides small-ticket lease financing services to small and medium-sized businesses throughout the U.S., marketing exclusively through a nationwide network of brokers and independent lessors.

Results of Continuing Operations 1997 Compared to 1996

In 1997, revenue increased 6%, operating profit grew 18%, income from continuing operations grew 12% and diluted earnings per share from continuing operations increased 15% to $1.80 compared with $1.56 for 1996. Revenue growth was 8%, after adjusting for the impacts of previously announced strategic actions in Australia, asset sale activity and the strategic shift of the external large-ticket business to more fee-based income sources.

--------------------------------------------------------------------------------

Diluted Earnings Per Share from
Continuing Operations

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                                       Dollars
                                                                       -------
1995 ..............................................................     1.34
1996 ..............................................................     1.56
1997 ..............................................................     1.80

--------------------------------------------------------------------------------

The revenue increase came primarily from growth in the business equipment and business services segments of 7% and 16%, respectively, over 1996. Volume increases in our U.S. Mailing Systems, Production Mail, U.S. Copier Systems, worldwide Facsimile Systems, facilities management and mortgage servicing businesses were the principal cause of the revenue growth. The impact of prices and exchange rates was minimal. The revenue increase was partially offset by an 8% decline in revenue in the commercial and industrial financing segment. Within this segment, external large-ticket revenue declined 17% due to our strategy to reduce our external assets and shift to more fee-based revenue streams. The reduction of external large-ticket assets included the effect of the agreement with GATX Capital, more fully discussed under Other Matters. External small-ticket revenue grew 2% on increased volume. Excluding the impact of planned asset sales, revenue in the commercial and industrial financing segment would have declined by 2%.

Approximately 75% of our total revenue in 1997 and 1996 is recurring revenue, which we believe is a continuing good indicator of potential repeat business.

--------------------------------------------------------------------------------

Revenue

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                            Dollars in millions
                                                            -------------------
1995
Sales ....................................................         1,546
Rentals & Financing ......................................         1,575
Support Services .........................................           433

1996
Sales ....................................................         1,675
Rentals & Financing ......................................         1,718
Support Services .........................................           466

1997
Sales ....................................................         1,834
Rentals & Financing ......................................         1,783
Support Services .........................................           484

--------------------------------------------------------------------------------

Operating profit grew 18% over the prior year compared with growth of 9% in 1996, continuing to reflect our strong emphasis on reducing costs and controlling operating expenses in all our businesses. Another measure of our success in controlling costs and expenses in 1997 and 1996 was that growth in operating profit, excluding the 1996 charge for exiting the Australian copier business, continued to significantly outpace revenue growth. Operating profit grew 22% in the business equipment segment, 27% in the business services segment and declined 14% in the commercial and industrial financing segment. Excluding the 1996 charge for exiting the Australian copier

--------------------------------------------------------------------------------

business, operating profit growth would have been 13%, with the business equipment segment operating profit growth at 16%.

The operating profit growth in the business equipment segment came from strong performances by U.S. Mailing Systems, worldwide Facsimile Systems and U.S. Copier Systems. Our mortgage servicing business, Atlantic Mortgage and Investment Corporation, contributed to the operating profit growth in the business services segment. In the commercial and industrial financing segment, the operating profit declined due to a planned reduction in the company's large-ticket external portfolio. Operating profit in this segment included the impacts of a charge for costs and asset valuation related to the agreement announced in August 1997 with GATX Capital (see Other Matters) and external large-ticket and small-ticket asset sales in 1996. Excluding these items, operating profit in the commercial and industrial financing segment would have increased 9%.

Sales revenue increased 9% in 1997 due mainly to strong equipment sales in U.S. Mailing Systems and U.S. Copier Systems, higher supplies revenue at Facsimile Systems and increased sales of facilities management services. The increase in U.S. Mailing Systems' revenue is due mainly to customers' conversion to more advanced technologies, with feature-rich products and services driven by meter migration (see Regulatory Matters). The increase in U.S. Copier Systems was due to solid equipment sales paced by the introduction of six new products, the phased rollout of the color and digital copier systems and the introduction of the Smart Image RIP(TM) controllers that allow a color copier to function as a high-quality color printer. Buyers Laboratory named the Pitney Bowes copier line as "Line of the Year" with a record seven Pitney Bowes copiers named "Picks of the Year," the most by any copier vendor in the history of the award. The award is based on factors that are critical to customer productivity, satisfaction and value such as reliability, copy quality and ease of use. Facsimile Systems' sales revenue increased due to higher supplies revenue resulting from strong demand for plain paper cartridges. Increased sales of facilities management services were due primarily to the continued expansion of our commercial contract base. In total, Financial Services financed 36% and 39% of all sales in 1997 and 1996, respectively. This decrease is due mainly to the impact of increased sales revenue from our facilities management business which does not use traditional financing services used by our other businesses.

Rentals and financing revenue increased 4% from 1996. Rentals revenue increased 5% from 1996 due mainly to rapid growth in the base of electronic and digital meters. This resulted from the conversion of U.S. Mailing Systems' customers to more advanced technology and new distribution channels such as the availability of the digital desktop Personal Post Office(TM) meter via the Internet and selected retail outlets specializing in business supplies. By the end of 1997, 75% of the company's U.S. meter base was made up of electronic and digital meters, with approximately 25% made up of advanced technology digital meters. As planned and in line with the United States Postal Service (USPS) guidelines, we no longer place mechanical meters and the company has reduced the percentage of mechanical meters in service to 25% of its U.S. meter population. Rentals revenue in 1997 no longer included the administrative revenue associated with the trust fund, because the USPS took control of the fund in 1996.

Double-digit contributions to rentals revenue growth came from our U.S. and U.K. facsimile businesses, driven by an increased rental base of advanced products introduced in 1997, such as model 9830, selected as the "Best Plain Paper Fax Machine" by the American Facsimile Association, and model 9910.

Financing revenue, adjusted for planned asset sales, grew 7% in 1997 on increased volume of leases of Pitney Bowes products and new product offerings such as Purchase Power(SM). Including the impact of asset sales, which generated more revenue in 1996 than in 1997, financing revenue grew 3% in 1997.

Support services revenue in 1996 included service revenue from the Australian copier business. Adjusting for this discontinued revenue, support services would have increased 5%, led by healthy increases in on-site service contracts at Production Mail and chargeable service calls in the U.K. U.S. Mailing Systems, U.S. Copier Systems and Software Solutions also contributed to the growth. Without adjusting for the discontinued Australian revenue, support services revenue increased 4%.

Cost of sales decreased to 59% of sales revenue compared to 61% a year earlier. This improvement was driven by lower product costs, increased sales of high margin supplies and the effect of a stronger dollar on equipment purchases. The improvement was achieved despite the offsetting effect of increased revenue and costs of the lower-margin facilities management business, where most of its expenses are included in cost of sales.

Cost of rentals and financing remained flat, at 31% of related revenues for 1997. This ratio remained unchanged despite the lower costs in 1996 as a result of not placing mechanical meters and the additional depreciation expense in 1997 from increased placements of electronic and digital meters. Cost of rentals and financing in 1997 also includes the charge for costs and asset valuation related to the agreement with GATX Capital (see Other Matters).

Selling, service and administrative expenses were 33% of revenue in 1997 compared with 35% in 1996. The ratio in 1996 included the impact of a $30 million charge resulting from the company's decision to exit the Australian copier business. Excluding this charge, the ratio in 1996 would have been 34%. Improvement in this ratio is due primarily to our continued emphasis on controlling operating expenses while growing revenue. This was our fifth consecutive year of an improving expense-to-revenue ratio, after adjusting for the charge described above.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Selling, Service and Administrative Rate
-------------------------(excluding 1996 Australian charge)

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                           Percentage of revenue
                                                           ---------------------
1995 ....................................................          34.6%
1996 ....................................................          33.9%
1997 ....................................................          33.4%

--------------------------------------------------------------------------------

Research and development expenses increased 9% in 1997. This increase demonstrates the company's continued commitment to developing new technologies across all our product lines. Specifically, the increase relates to the development of new digital meters, advanced technology mailing and inserting machines and software products.

Net interest expense increased 2% due mainly to higher average borrowings during 1997 to fund the company's stock repurchase program. Future changes in interest rates could affect our borrowing strategies. We manage our interest rate risk, most of which is in financial services, with a balanced mix of debt maturities, variable and fixed rate debt and interest rate swap agreements. Our variable and fixed rate debt mix, after adjusting for the effect of interest rate swaps, was 48% and 52%, respectively, at December 31, 1997. As more fully discussed in the Liquidity and Capital Resources section, the company and its finance subsidiary issued additional debt in January 1998. Including this debt, our variable and fixed rate debt mix at December 31, 1997 would have been 38% and 62%, respectively.

--------------------------------------------------------------------------------

Continuing Operations Margin

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                                      Percentage
                                                                      ----------
1995 ...............................................................     11.5%
1996 ...............................................................     12.2%
1997 ...............................................................     12.8%

--------------------------------------------------------------------------------

The effective tax rate was 34.5% for 1997 compared with 31.4% for 1996. The tax benefit associated with the company's actions in Australia and the related write-off of our Australian investment was primarily responsible for the low rate in 1996. Excluding this benefit, the 1996 effective tax rate would have been 34.3%.

Income from continuing operations and diluted earnings per share increased 12% and 15%, respectively, in 1997. The reason for the increase in diluted earnings per share outpacing the increase in net income was the company's share repurchase program, under which 17.9 million shares, 6% of the average common and potential common shares outstanding in 1996, were repurchased in 1997. Income from continuing operations as a percentage of revenue increased to 12.8% in 1997 from 12.2% in 1996.

--------------------------------------------------------------------------------

Income from Continuing Operations

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                             Dollars in millions
                                                             -------------------
1995 ......................................................          408
1996 ......................................................          469
1997 ......................................................          526

--------------------------------------------------------------------------------

Results of Continuing Operations 1996 Compared to 1995

In 1996, revenue increased 9%, income from continuing operations grew 15% and diluted earnings per share from continuing operations increased 16% to $1.56 compared to $1.34 for 1995.

Revenue growth came primarily from increased sales of facilities management services, production mail and high-end mailing equipment and was principally volume-driven, while prices and exchange rates remained relatively unchanged from 1995. This growth was achieved despite lower revenue in Canada, where a new management team was put in place to focus on profitable growth. Approximately 75% of our total revenue in 1996 was recurring revenue, which we believe is a good indicator of potential repeat business.

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

--------------------------------------------------------------------------------

Sales revenue increased 8% from the prior year, 10% if the comparison excludes the approximately $30 million in upgrade revenue generated by the first-quarter 1995 USPS rate change. Facilities management led the company with a 17% sales increase, as it continued to expand its commercial market contract base. Sales of digital, software-based equipment were strong, with notable increases in production mail, high-end mailing and copier placements. In total, financial services financed 39% of all sales in 1996 and 1995. Our facilities management business does not require the same traditional financing services used by the other parts of the company, and its growth impacts this percentage.

Rentals and financing revenue increased 9% from 1995. Rentals revenue increased 6% from 1995. The company voluntarily halted mechanical meter placements in early 1996 to comply with USPS pending guidelines on moving to electronic and digital meters. This caused a slight decline in the 1996 installed U.S. meter base. However, we expect rapid growth in the base of electronic and digital meters to continue for the next few years, as these products attract new categories of customers worldwide, including the small office/home office (SOHO) market segment. Since the introduction of PostPerfect(TM) in 1995, the company's first digital meter and the subsequent introduction of the Personal Post Office(TM) meter in October 1996, more than 100,000 digital meters have been placed in service. During 1996, the USPS took control of the postal payment trust fund. This significantly lowered the administrative revenue included in this category during 1996 and lowered the growth in rentals revenue. In December 1997, the company filed suit against the USPS charging that, in taking control of the trust fund, the USPS unlawfully used its regulatory power to misappropriate revenues which compensated the company for development, maintenance, and administration of its Postage By Phone(R) system.

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

Research and development expenses in 1996 matched the previous year, demonstrating the company's commitment to providing the global marketplace with a continuous stream of innovative, high-quality products and services such as the PostPerfect(TM) meter and the Personal Post Office(TM) meter. Development spending is expected to increase in the future, as we invest in the new software and digital products demanded by the marketplace.

Net interest expense decreased 10% as a result of lower interest rates and lower average debt. Overall, borrowing levels remained steady with those in the latter half of 1995. Financial services did borrow more to support more Pitney Bowes product placements and small-ticket external leases. Future changes in interest rates could affect our borrowing strategies. We manage our interest rate risk, most of which is in financial services, with a balanced mix of debt maturities, variable and fixed rate debt and interest rate swap agreements. Our variable and fixed rate debt mix, after adjusting for the effect of interest rate swaps, was 41% and 59%, respectively, at December 31, 1996.

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

--------------------------------------------------------------------------------

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

Other Matters

On August 21, 1997, the company announced that it had entered into an agreement with GATX Capital Corporation (GATX Capital), a subsidiary of GATX Corporation, which when completed, will reduce the company's external large-ticket finance portfolio by approximately $1.1 billion. This represented approximately 50% of the company's external large-ticket portfolio and reflects the company's ongoing strategy of focusing on fee- and service-based revenue rather than asset-based income.

Under the terms of the agreement, the company transferred external large-ticket finance assets through a sale to GATX Capital and an equity investment in a limited liability company owned by GATX Capital and the company. At December 31, 1997, the company had received approximately $800 million of the approximately $900 million in cash it expects to receive. The company will also retain approximately $200 million of equity investment in a limited liability company along with GATX Capital.

On June 29, 1995, the company sold Monarch Marking Systems, Inc. (Monarch) for approximately $127 million in cash to a new company jointly formed by Paxar Corporation and Odyssey Partners, L.P. On August 11, 1995, the company sold Dictaphone Corporation (Dictaphone) for approximately $450 million in cash to an affiliate of Stonington Partners, Inc. The sales of Dictaphone and Monarch resulted in gains approximating $155 million, net of approximately $130 million of income taxes. Dictaphone and Monarch have been classified in the Consolidated Statements of Income as discontinued operations; revenue and income from continuing operations exclude the results of Dictaphone and Monarch for all periods presented. See Note 13 to the Consolidated Financial Statements.

Accounting Changes

In 1996, Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125), was issued for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The company adopted FAS 125 on January 1, 1997. As of December 31, 1997, there was no material impact on the financial statements of the company due to the adoption of this statement.

In 1997, the company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128). Under FAS 128, the company disclosed basic and diluted earnings per share (EPS) on the face of the Consolidated Statements of Income. In addition, a reconciliation of the basic and diluted EPS computation is presented in Note 9 to the Consolidated Financial Statements.

In 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," was issued. It will require the company to disclose, in financial statement format, all non-owner changes in equity. This statement is effective for fiscal years beginning after December 15, 1997 and requires reclassification of prior period financial statements for comparability purposes. The company expects to adopt this statement in 1998.

Also in 1997, Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued, effective for fiscal years beginning after December 15, 1997. It establishes standards for reporting information about operating segments in annual financial statements and interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The company expects to adopt this statement beginning with its 1998 consolidated financial statements.

Liquidity and Capital Resources

Our ratio of current assets to current liabilities improved to .73 to 1 at December 31, 1997 compared to .67 to 1 at December 31, 1996.

To control the impact of interest rate swings on our business, we use a balanced mix of debt maturities, variable and fixed rate debt and interest rate swap agreements. In 1997, we entered into interest rate swap agreements, primarily through our financial services business. Swap agreements are used to fix or lower interest rates on commercial loans than we would otherwise have been able to get without the swap.

--------------------------------------------------------------------------------

Current Ratio

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

1995 ..............................................................   .60
1996 ..............................................................   .67
1997 ..............................................................   .73

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The ratio of total debt to total debt and stockholders' equity was 64.2% at December 31, 1997, versus 60.5% at December 31, 1996, including the preferred stockholders' equity in a subsidiary company as debt. Excluding the preferred stockholders' equity in a subsidiary company from debt, the ratio of total debt to total debt and stockholders' equity was 62.0% at December 31, 1997 versus 59.0% at December 31, 1996. The $663 million repurchase of 17.9 million shares of common stock in 1997 increased this ratio. The company's strong results and proceeds from the sale of external leasing assets and the GATX transaction described previously partially offset the increase in this ratio.

As part of the company's non-financial services shelf registrations, a medium-term note facility exists permitting issuance of up to $100 million in debt securities with maturities ranging from more than one year to 30 years of which $32 million remained available at December 31, 1997. We also had an additional $300 million remaining on our non-financial services shelf registration statement filed with the Securities and Exchange Commission (SEC). On January 22, 1998, the company issued notes amounting to $300 million available under this shelf registration. These unsecured notes bear annual interest at 5.95% and mature in February 2005. The notes are redeemable earlier at the company's option. The net proceeds from these notes will be used for general corporate purposes, including the repayment of short-term debt. We intend to file a new non-financial services shelf registration statement with the SEC as soon as possible.

Pitney Bowes Credit Corporation (PBCC), a wholly-owned subsidiary of the company, had $250 million of unissued debt securities available under a shelf registration statement filed with the SEC in September 1995. On January 16, 1998, PBCC issued notes amounting to $250 million available under this shelf registration. These unsecured notes bear annual interest at 5.65% and mature in January 2003. The proceeds will be used to meet PBCC's financing needs over the next 12 months. PBCC intends to file a new shelf registration statement with the SEC as soon as possible.

In July 1996, PBCC issued $300 million of medium-term notes: $200 million at 6.54% due in July 1999 and $100 million at 6.78% due in July 2001. In September 1996, PBCC issued $200 million of medium-term notes: $100 million at 6.305% due in October 1998 and $100 million at 6.8% due in October 2001.

To help us better manage our international cash and investments, in June 1995 and April 1997, Pitney Bowes International Holdings, Inc. (PBIH), a subsidiary of the company, issued $200 million and $100 million, respectively, of variable term, voting preferred stock (par value $.01) representing 25% of the combined voting power of all classes of its outstanding capital stock, to outside institutional investors in a private placement. The remaining 75% of the voting power is held directly or indirectly by Pitney Bowes Inc. The preferred stock is recorded on the Consolidated Balance Sheets as "Preferred Stockholders' Equity in a Subsidiary Company." We used the proceeds of these transactions to pay down short-term debt. We have an obligation to pay cumulative dividends on this preferred stock at rates that are set at auction. The auction periods are generally 49 days, although they may increase in the future. The weighted average dividend rate in 1997 and 1996 was 4.1% and 4.0%, respectively. Dividends are recorded in the Consolidated Statements of Income as minority interest, and are included in selling, service and administrative expenses.

At December 31, 1997, the company had unused lines of credit and revolving credit facilities of $1.8 billion (including $1.5 billion at its financial services businesses) in the U.S. and $75.6 million outside the U.S., largely supporting commercial paper debt. We believe our financing needs for the next few years can be met with cash generated internally, money from existing credit agreements, debt issued under new shelf registration statements and existing commercial and medium-term note programs. Information on debt maturities is presented in Note 5 to the Consolidated Financial Statements.

Total financial services assets decreased to $5.5 billion at December 31, 1997, down 2.6% from $5.6 billion in 1996. To fund finance assets, borrowings were $3.3 billion in 1997 and $3.6 billion in 1996. Approximately $1.1 billion and $430 million in cash was generated from the sale of finance assets in 1997 and 1996, respectively. We used the money to pay down debt, repurchase shares and fund new business development.

In October 1997, the Board of Directors declared a two-for-one split of the company's common stock. The split was effected through a dividend of one share of common stock for each common share outstanding. The company distributed the stock dividend on or about January 16, 1998, for each share held of record at the close of business December 29, 1997. See Note 7 to the Consolidated Financial Statements.

We spent $17 million and $45 million in cash in 1996 and 1995, respectively, on severance and benefits to support the company's strategic focus initiative plan that was adopted during 1994. As of December 31, 1996, the company had successfully completed its plan.

Market Risk

The company is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies.

The company's objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the company uses a balanced mix of debt maturities and variable and fixed rate debt together with interest rate swaps to fix or lower interest expense.

--------------------------------------------------------------------------------

The company's objective in managing the exposure to foreign currency fluctuations is to reduce the volatility in earnings and cash flow associated with foreign exchange rate changes. Accordingly, the company enters into various contracts, which change in value as foreign exchange rates change, to protect the value of external and intercompany transactions in foreign currencies. The principal currencies hedged are the British pound, Canadian dollar, Japanese yen and Australian dollar.

The company employs established policies and procedures governing the use of financial instruments to manage its exposure to such risks. The company does not enter into foreign currency or interest rate transactions for speculative purposes. The gains and losses on these contracts offset changes in the value of the related exposures.

The company utilizes a "Value-at-Risk" (VaR) model to determine the maximum potential loss in fair value from changes in market conditions. The VaR model utilizes a "variance/co-variance" approach and assumes normal market conditions, a 95% confidence level and a one-day holding period. The model includes all of the company's debt and all interest rate and foreign exchange derivatives contracts. Anticipated transactions, firm commitments, and receivables and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model.

The VaR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by the company, nor does it consider the potential effect of favorable changes in market factors.

At December 31, 1997, the company's maximum potential one-day loss in fair value of the company's exposure to foreign exchange rates and interest rates, using the variance/co-variance technique described above, was not material.

Year 2000

The company is working to resolve the potential impact of the year 2000 on the processing of date-sensitive information by the company's computerized information systems, manufacturing systems and certain products developed by the company. As part of its ongoing investment in advanced information technology, the company's systems and applications acquired in recent years as well as recently developed products are year 2000 compliant. The company has committed internal and external resources to identify systems, applications and products that are not year 2000 compliant, and developed a plan and timetable to address the issues identified, including implementation and testing. The company continuously monitors its progress in ensuring timely resolution of year 2000 issues.

A substantial portion of this work is planned to be completed in 1998 with remaining work expected to be completed in 1999.

At this time, the company is not aware of any reason or situation that would impede the achievement of its plan and timetable, nor do we anticipate that the cost of addressing this issue will have a material adverse impact on the company's financial position, results of operations or cash flows in future periods.

However, the company recognizes its limitations in influencing third-party constituents (i.e., vendors, customers, financial institutions, etc.) and the complexity of the year 2000 issue. As a result, the full impact of the year 2000 issue cannot be determined with complete certainty.

Capital Investment

During 1997, net investments in fixed assets included net additions of $98 million to property, plant and equipment and $146 million to rental equipment and related inventories compared with $75 million and $200 million, respectively, in 1996. These additions included expenditures for normal plant and manufacturing equipment. In the case of rental equipment, the additions included the production of postage meters and the purchase of facsimile and copier equipment for new placements and upgrade programs.

At December 31, 1997, commitments for the acquisition of property, plant and equipment reflected plant and manufacturing equipment improvements as well as rental equipment for new and replacement programs.

Legal, Environmental and Regulatory Matters

Legal In the course of normal business, the company is occasionally party to lawsuits. These may involve litigation by or against the company relating to, among other things:

o    contractual rights under vendor, insurance or other contracts

o    intellectual property or patent rights

o    equipment, service or payment disputes with customers

o    disputes with employees

We are currently a defendant in a number of lawsuits, none of which should have, in the opinion of management and legal counsel, a material adverse effect on the company's financial position or results of operations.

--------------------------------------------------------------------------------

Environmental The company is subject to federal, state and local laws and regulations relating to the environment and is currently named as a member of various groups of potentially responsible parties in administrative or court proceedings. As we previously announced, in 1996 the Environmental Protection Agency (EPA) issued an administrative order directing us to be part of a soil cleanup program at the Sarney Farm site in Amenia, New York. The site was operated as a landfill between the years 1968 and 1970 by parties unrelated to the company, and wastes from a number of industrial sources were disposed there. We do not concede liability for the condition of the site, but are working with the EPA to identify, and then seek reimbursement from, other potentially responsible parties. We estimate the total cost of our remediation effort to be in the range of $3 million to $5 million for the soil remediation program.

The administrative and court proceedings referred to above are in different states. It is impossible for us to estimate with any certainty the total cost of remediating, the timing or extent of remedial actions which may be required by governmental authorities, or the amount of liability, if any, we might have. If and when it is possible to make a reasonable estimate of our liability in any of these matters, we will make financial provision as appropriate. Based on the facts we presently know, we believe that the outcome of any current proceeding will not have a material adverse effect on our financial condition or results of operations.

Regulation In June 1995, the USPS finalized and issued regulations governing the manufacture, distribution and use of postage meters. These regulations cover four general categories: meter security, administrative controls, Computerized Meter Resetting Systems and other issues. The company continues to comply with these regulations in its ongoing postage meter operations.

In May 1996, the USPS issued a proposed schedule for the phaseout of mechanical meters in the U.S. Between May 1996 and March 1997 the company worked with the USPS to negotiate a revised mechanical meter migration schedule which better reflected the needs of existing mechanical meter users and minimized any potential negative financial impact on the company. The final schedule agreed to with the USPS is as follows:

o as of June 1, 1996, new placements of mechanical meters would no longer be permitted; replacements of mechanical meters previously licensed to customers would be permitted prior to the applicable suspension date for that category of mechanical meter

o as of March 1, 1997, use of mechanical meters by persons or firms who process mail for a fee would be suspended and would have to be removed from service

o as of December 31, 1998, use of mechanical meters that interface with mail machines or processors ("systems meters") would be suspended and would have to be removed from service

o as of March 1, 1999, use of all other mechanical meters ("stand-alone meters") would be suspended and have to be removed from service

Based on the foregoing schedule, the company believes that the phaseout of mechanical meters will not cause a material adverse financial impact on the company.

As a result of the company's aggressive efforts to meet the USPS mechanical meter migration schedule combined with the company's ongoing and continuing investment in advanced postage evidencing technologies, mechanical meters represent 25% of the company's installed U.S. meter base at December 31, 1997, compared with 40% at December 31, 1996. At December 31, 1997, 75% of the company's installed U.S. meter base is electronic or digital, compared to 60% at December 31, 1996.

In May 1995, the USPS publicly announced its concept of its Information Based Indicia Program (IBIP) for future postage evidencing devices. As initially stated by the USPS, the purpose of the program was to develop a new standard for future digital postage evidencing devices which significantly enhanced postal revenue security and supported expanded USPS value-added services to mailers. The program would consist of the development of four separate specifications:

o the Indicium specification--the technical specifications for the indicium to be printed

o a Postal Security Device specification--the technical specification for the device that would contain the accounting and security features of the system

o    a Host specification

o    a Vendor Infrastructure specification

In July 1996, the USPS published for public comment draft specifications for the Indicium, Postal Security Device and Host specifications. The company submitted extensive comments to these specifications in November 1996. Revised specifications were then published in 1997 which incorporated many of the changes recommended by the company in its prior comments, including the recommendation that IBIP apply only to the personal computer (PC) environment and not apply at the present time to other digital postage evidencing systems. The company submitted comments to these revised specifications. Also, in March 1997 the USPS published for public comment the Vendor Infrastructure specification to which the company responded on June 27, 1997. As of December 31, 1997, the USPS had not yet finalized the four IBIP specifications; however, the company has developed a PC product which satisfies the proposed IBIP specifications. This product is currently undergoing testing by the USPS and is expected to be ready for market when final approval of the specifications is issued.

--------------------------------------------------------------------------------

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

Although not affecting income, deferred translation gains and (losses) amounted to $(32) million, $16 million and $(5) million in 1997, 1996 and 1995, respectively. In 1997, the translation loss resulted from the strengthening of the U.S. dollar against most other currencies except for the pound sterling. In 1996, the translation gains resulted primarily from the strengthening of the pound sterling and the Canadian dollar. In 1995, translation losses resulted primarily from the weakening of the pound sterling.

The results of the company's international operations are subject to currency fluctuations, and we enter into foreign exchange contracts (for purposes other than trading) primarily to minimize our risk of loss from such fluctuations. Exchange rates can impact settlement of our intercompany receivables and payables that result from transfers of finished goods inventories between our affiliates in different countries, and intercompany loans.

At December 31, 1997, the company had approximately $290.8 million of foreign exchange contracts outstanding, most of which mature in 1998, to buy or sell various currencies. Risks arise from the possible non-performance by counterparties in meeting the terms of their contracts and from movements in securities values, interest and/or exchange rates. However, the company does not anticipate non-performance by the counterparties as they are composed of a number of major international financial institutions. Maximum risk of loss on these contracts is limited to the amount of the difference between the spot rate at the date of the contract delivery and the contracted rate.

Dividend Policy

The company's Board of Directors has a policy to pay a cash dividend on common stock each quarter when feasible. In setting dividend payments, the board considers the dividend rate in relation to the company's recent and projected earnings and its capital investment opportunities and requirements. The company has paid a dividend each year since 1934.

Forward-Looking Statements

The company wants to caution readers that any forward-looking statements (those which talk about the company's or management's current expectations as to the future) in this Annual Report or made by the company management involve risks and uncertainties which may change based on various important factors. Some of the factors which could cause future financial performance to differ materially from the expectations as expressed in any forward-looking statement made by or on behalf of the company include:

o    changes in postal regulations

o    timely development and acceptance of new products

o success in gaining product approval in new markets where regulatory approval is required

o    successful entry into new markets

o mailers' utilization of alternative means of communication or competitors' products

o    our success at managing customer credit risk

--------------------------------------------------------------------------------

================================================================================
Summary of Selected Financial Data
================================================================================
(Dollars in thousands, except per share data)

                                                                                 Years ended December 31
                                                    -------------------------------------------------------------------------------
                                                          1997             1996             1995             1994              1993
-----------------------------------------------------------------------------------------------------------------------------------
Total revenue                                       $4,100,464       $3,858,579       $3,554,754       $3,270,613        $3,000,386
Costs and expenses                                   3,297,366        3,174,196        2,935,823        2,729,472         2,501,526
Nonrecurring items, net                                     --               --               --          (25,366)               --
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes                                  803,098          684,383          618,931          566,507           498,860
Provision for income taxes                             277,071          214,970          211,222          218,077           193,166
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                      526,027          469,413          407,709          348,430           305,694
Discontinued operations                                     --               --          175,431           45,161            47,495
Effect of accounting changes                                --               --               --         (119,532)               --
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                          $  526,027       $  469,413       $  583,140       $  274,059        $  353,189
===================================================================================================================================
Basic earnings per share:
   Continuing operations                                 $1.82            $1.57            $1.35            $1.11              $.97
   Discontinued operations                                  --               --              .58              .15               .15
   Effect of accounting changes                             --               --               --             (.38)               --
-----------------------------------------------------------------------------------------------------------------------------------
   Net income                                            $1.82            $1.57            $1.93             $.88             $1.12
===================================================================================================================================
Diluted earnings per share:
   Continuing operations                                 $1.80            $1.56            $1.34            $1.10              $.96
   Discontinued operations                                  --               --              .57              .15               .15
   Effect of accounting changes                             --               --               --             (.38)               --
-----------------------------------------------------------------------------------------------------------------------------------
   Net income                                            $1.80            $1.56            $1.91             $.87             $1.11
===================================================================================================================================
Total dividends on common, preference
  and preferred stock                                 $231,392         $206,115         $181,657         $162,714          $142,142
Dividends per share of common stock                       $.80             $.69             $.60             $.52              $.45
Average common and potential common
  shares outstanding                               292,517,116      301,303,356      304,739,952      315,485,784       318,784,232

Balance sheet at December 31
Total assets                                        $7,893,389       $8,155,722       $7,844,648       $7,399,720        $6,793,816
Long-term debt                                      $1,068,395       $1,300,434       $1,048,515         $779,217          $847,316
Capital lease obligations                              $10,142          $12,631          $14,241          $23,147           $29,462
Stockholders' equity                                $1,872,577       $2,239,046       $2,071,100       $1,745,069        $1,871,595
Book value per common share                              $6.69            $7.56            $6.90            $5.76             $5.91

Ratios
Profit margin -- continuing operations:
  Pretax earnings                                         19.6%            17.7%            17.4%            17.3%             16.6%
  After-tax earnings                                      12.8%            12.2%            11.5%            10.7%             10.2%
Return on stockholders' equity --
  before accounting changes                               28.1%            21.0%            28.2%            22.6%             18.9%
Debt to total capital                                     64.2%            60.5%            62.2%            66.3%             61.3%

Other
Common stockholders of record                           31,092           32,258           32,859           31,226            31,189
Total employees                                         29,901           28,625           27,723           32,792            32,539
Postage meters in service in the U.S.,
  U.K. and Canada                                    1,561,668        1,494,157        1,517,806        1,480,692         1,445,689

See notes, pages 31 through 46

--------------------------------------------------------------------------------

================================================================================
Consolidated Statements of Income
================================================================================
(Dollars in thousands, except per share data)

                                                                                           Years ended December 31
                                                                             ------------------------------------------------------
                                                                                   1997                  1996                  1995
-----------------------------------------------------------------------------------------------------------------------------------
Revenue from:
  Sales                                                                      $1,834,057            $1,675,090            $1,546,393
  Rentals and financing                                                       1,782,851             1,717,738             1,575,094
  Support services                                                              483,556               465,751               433,267
-----------------------------------------------------------------------------------------------------------------------------------
   Total revenue                                                              4,100,464             3,858,579             3,554,754
-----------------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
  Cost of sales                                                               1,081,537             1,025,250               941,124
  Cost of rentals and financing                                                 557,769               529,740               463,601
  Selling, service and administrative                                         1,367,862             1,340,276             1,230,671
  Research and development                                                       89,463                81,726                81,800
  Interest expense                                                              209,194               203,877               226,110
  Interest income                                                                (8,459)               (6,673)               (7,483)
-----------------------------------------------------------------------------------------------------------------------------------
   Total costs and expenses                                                   3,297,366             3,174,196             2,935,823
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before
  income taxes                                                                  803,098               684,383               618,931
Provision for income taxes                                                      277,071               214,970               211,222
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                               526,027               469,413               407,709
Income, net of income tax, from
  discontinued operations                                                            --                    --                21,483
Net gains on sale of discontinued operations                                         --                    --               153,948
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                   $  526,027            $  469,413            $  583,140
===================================================================================================================================
Basic earnings per share:
  Income from continuing operations                                               $1.82                 $1.57                 $1.35
  Discontinued operations                                                            --                    --                   .58
-----------------------------------------------------------------------------------------------------------------------------------
  Net income                                                                      $1.82                 $1.57                 $1.93
===================================================================================================================================
Diluted earnings per share:
  Income from continuing operations                                               $1.80                 $1.56                 $1.34
  Discontinued operations                                                            --                    --                   .57
-----------------------------------------------------------------------------------------------------------------------------------
  Net income                                                                      $1.80                 $1.56                 $1.91
===================================================================================================================================

See notes, pages 31 through 46

--------------------------------------------------------------------------------

================================================================================
Consolidated Balance Sheets
================================================================================
(Dollars in thousands, except per share data)

                                                                                                                December 31
                                                                                                      ------------------------------
                                                                                                             1997              1996
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                                           $   137,073       $   135,271
  Short-term investments, at cost which approximates market                                                 1,722             1,500
  Accounts receivable, less allowances: 1997, $21,129; 1996, $16,160                                      348,792           340,730
  Finance receivables, less allowances: 1997, $54,170; 1996, $40,176                                    1,546,542         1,339,286
  Inventories                                                                                             249,207           281,942
  Other current assets and prepayments                                                                    180,179           123,337
-----------------------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                                 2,463,515         2,222,066
Property, plant and equipment, net                                                                        497,261           486,029
Rental equipment and related inventories, net                                                             788,035           815,306
Property leased under capital leases, net                                                                   4,396             5,848
Long-term finance receivables, less allowances: 1997, $78,138; 1996, $73,561                            2,581,349         3,450,231
Investment in leveraged leases                                                                            727,783           633,682
Goodwill, net of amortization: 1997, $40,912; 1996, $34,372                                               203,419           205,802
Other assets                                                                                              627,631           336,758
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                          $ 7,893,389       $ 8,155,722
===================================================================================================================================
Liabilities and stockholders' equity
Current liabilities:
  Accounts payable and accrued liabilities                                                            $   878,759       $   849,789
  Income taxes payable                                                                                    147,921           212,155
  Notes payable and current portion of long-term obligations                                            1,982,988         1,911,481
  Advance billings                                                                                        363,565           331,864
-----------------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                            3,373,233         3,305,289
Deferred taxes on income                                                                                  905,768           720,840
Long-term debt                                                                                          1,068,395         1,300,434
Other noncurrent liabilities                                                                              373,416           390,113
-----------------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                                    5,720,812         5,716,676
-----------------------------------------------------------------------------------------------------------------------------------
Preferred stockholders' equity in a subsidiary company                                                    300,000           200,000
Stockholders' equity:
  Cumulative preferred stock, $50 par value, 4% convertible                                                    39                46
  Cumulative preference stock, no par value, $2.12 convertible                                              2,220             2,369
  Common stock, $1 par value (480,000,000 shares authorized; 323,337,912 shares issued)                   323,338           323,338
  Capital in excess of par value                                                                           28,028            30,260
  Retained earnings                                                                                     2,744,929         2,450,294
  Cumulative translation adjustments                                                                      (63,348)          (31,297)
  Treasury stock, at cost (43,664,034 shares)                                                          (1,162,629)         (535,964)
-----------------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                                           1,872,577         2,239,046
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                            $ 7,893,389       $ 8,155,722
===================================================================================================================================

See notes, pages 31 through 46

--------------------------------------------------------------------------------

================================================================================
Consolidated Statements of Cash Flows
================================================================================
(Dollars in thousands)

                                                                                                    Years ended December 31
                                                                                            -------------------------------------
                                                                                                 1997          1996(a)       1995(a)
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                                $ 526,027     $ 469,413     $ 583,140
  Net gains on sale of discontinued operations                                                     --            --      (153,948)
  Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                                              300,086       278,168       271,648
   Net change in the strategic focus initiative                                                    --       (16,826)      (45,078)
   Increase in deferred taxes on income                                                       185,524       106,298       148,828
   Change in assets and liabilities:
     Accounts receivable                                                                      (11,295)       49,187       (18,696)
     Sales-type lease receivables                                                            (192,365)     (225,565)     (146,010)
     Inventories                                                                               30,526        35,256         9,788
     Other current assets and prepayments                                                     (58,135)      (14,467)       (7,519)
     Accounts payable and accrued liabilities                                                  33,622        43,125        28,517
     Income taxes payable                                                                     (62,910)      (21,281)      (96,436)
     Advance billings                                                                          33,607        16,715        22,637
   Other, net                                                                                 (81,274)      (28,543)      (20,391)
---------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                                  703,413       691,480       576,480
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Short-term investments                                                                         (388)          548        (2,553)
  Net investment in fixed assets                                                             (244,065)     (271,972)     (337,718)
  Net investment in direct-finance lease receivables                                          672,148        50,494      (316,343)
  Investment in leveraged leases                                                              (95,600)      (63,320)     (141,898)
  Investment in mortgage servicing rights                                                    (105,955)      (50,407)      (63,533)
  Proceeds from sales of subsidiaries                                                              --            --       577,000
  Other investing activities                                                                      432        (9,493)       (4,415)
---------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) investing activities                                        226,572      (344,150)     (289,460)
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Increase (decrease) in notes payable                                                         89,536      (467,838)     (432,418)
  Proceeds from long-term obligations                                                              --       500,000       275,000
  Principal payments on long-term obligations                                                (256,326)      (12,181)      (66,734)
  Proceeds from issuance of stock                                                              33,396        31,201        26,999
  Stock repurchases                                                                          (662,758)     (144,475)      (98,038)
  Proceeds from preferred stock issued by a subsidiary                                        100,000            --       200,000
  Dividends paid                                                                             (231,392)     (206,115)     (181,657)
---------------------------------------------------------------------------------------------------------------------------------
   Net cash used in financing activities                                                     (927,544)     (299,408)     (276,848)
---------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                          (639)        1,997            74
---------------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                                           1,802        49,919        10,246
Cash and cash equivalents at beginning of year                                                135,271        85,352        75,106
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                    $ 137,073     $ 135,271     $  85,352
=================================================================================================================================
Interest paid                                                                               $ 203,870     $ 204,596     $ 228,460
=================================================================================================================================
Income taxes paid, net                                                                      $ 159,854     $ 111,176     $ 163,745
=================================================================================================================================

(a) Certain prior year amounts have been reclassified to conform with the 1997 presentation.

See notes, pages 31 through 46

--------------------------------------------------------------------------------

================================================================================
Consolidated Statements of Stockholders' Equity
================================================================================
(Dollars in thousands, except per share data)

                                                                              Capital in                  Cumulative       Treasury
                                     Preferred    Preference        Common     excess of      Retained   translation         stock,
                                         stock         stock         stock     par value      earnings   adjustments        at cost
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1995                   $48        $2,790      $323,338       $35,200    $1,785,513      $(41,617)   $  (360,203)
Net income                                                                                     583,140
Cash dividends:
  Preferred ($2.00 per share)                                                                       (1)
  Preference ($2.12 per share)                                                                    (261)
  Common ($.60 per share)                                                                     (181,395)
Issuances under dividend
  reinvestment and stock plans                                                    (4,047)                                    30,594
Conversions to common stock                 (1)         (243)                     (2,267)                                     2,511
Repurchase of common stock                                                                                                  (98,038)
Translation adjustments                                                                                       (5,374)
Tax credits relating to stock options                                              1,413
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                  47         2,547       323,338        30,299     2,186,996       (46,991)      (425,136)
Net income                                                                                     469,413
Cash dividends:
  Preferred ($2.00 per share)                                                                       (1)
  Preference ($2.12 per share)                                                                    (194)
  Common ($.69 per share)                                                                     (205,920)
Issuances under dividend
  reinvestment and stock plans                                                    (2,441)                                    31,649
Conversions to common stock                 (1)         (178)                     (1,819)                                     1,998
Repurchase of common stock                                                                                                 (144,475)
Translation adjustments                                                                                       15,694
Tax credits relating to stock options                                              4,221
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                  46         2,369       323,338        30,260     2,450,294       (31,297)      (535,964)
Net income                                                                                     526,027
Cash dividends:
  Preferred ($2.00 per share)                                                                       (1)
  Preference ($2.12 per share)                                                                    (179)
  Common ($.80 per share)                                                                     (231,212)
Issuances under dividend
  reinvestment and stock plans                                                    (2,741)                                    33,997
Conversions to common stock                 (7)         (149)                     (1,940)                                     2,096
Repurchase of common stock                                                                                                 (662,758)
Translation adjustments                                                                                      (32,051)
Tax credits relating to stock options                                              2,449
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                 $39        $2,220      $323,338       $28,028    $2,744,929      $(63,348)   $(1,162,629)
===================================================================================================================================

See notes, pages 31 through 46

--------------------------------------------------------------------------------

================================================================================
Notes to Consolidated Financial Statements
================================================================================
(Dollars in thousands, except per share data or as otherwise indicated)

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

Cash equivalents, short-term investments and accounts receivable

Cash equivalents include short-term, highly liquid investments with a maturity of three months or less from the date of acquisition. The company places its temporary cash and short-term investments with financial institutions and limits the amount of credit exposure with any one financial institution. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and relatively small account balances within the majority of the company's customer base, and their dispersion across different businesses and geographic areas.

Inventory valuation

Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis for most U.S. inventories, and on the first-in, first-out (FIFO) basis for most non-U.S. inventories.

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

Financing transactions

At the time a finance transaction is consummated, the company's finance operations record the gross finance receivable, unearned income and the estimated residual value of leased equipment. Unearned income represents the excess of the gross finance receivable plus the estimated residual value over the cost of equipment or contract acquired. Unearned income is recognized as financing income using the interest method over the term of the transaction and is included in rentals and financing revenue in the Consolidated Statements of Income. Initial direct costs incurred in consummating a transaction are accounted for as part of the investment in a lease and amortized to income using the interest method over the term of the lease.

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

The company's general policy is to discontinue income recognition for finance receivables contractually past due for over 90 to 120 days depending on the nature of the transaction. Resumption of income recognition occurs when payments reduce the account to 60 days or less past due. However, large-ticket external transactions are reviewed on an individual basis. Income recognition is normally discontinued as soon as it is apparent that the obligor will not be making payments in accordance with lease terms and resumed after the company has sufficient experience on resumption of payments to be satisfied that such payments will continue in accordance with the original or restructured contract terms.

The company has, from time to time, sold selected finance assets. The company follows Statement of Financial Accounting Standards (FAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," when accounting for its sale of finance assets. All assets obtained or liabilities incurred in consideration are recognized as proceeds of the sale and any gain or loss on the sale is recognized in earnings.

The company's investment in leveraged leases consists of rentals receivable net of principal and interest on the related nonrecourse debt, estimated residual value of the leased property and unearned

--------------------------------------------------------------------------------

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

Deferred taxes on income result principally from expenses not currently recognized for tax purposes, the excess of tax over book depreciation, recognition of lease income and gross profits on sales to finance subsidiaries.

For tax purposes, income from leases is recognized under the operating method and represents the difference between gross rentals billed and depreciation expense.

It has not been necessary to provide for income taxes on $385 million of cumulative undistributed earnings of subsidiaries outside the U.S. These earnings will be either indefinitely reinvested or remitted substantially free of additional tax. Determination of the liability that would result in the event all of these earnings were remitted to the U.S. is not practicable. It is estimated, however, that withholding taxes on such remittances would approximate $12 million.

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

Earnings per share

In December 1997, the company adopted FAS No. 128, "Earnings per Share." Under FAS No. 128, basic earnings per share is based on the weighted average number of common shares outstanding during the year, whereas diluted earnings per share also gives effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares include preference stock, preferred stock and stock option and purchase plan shares.

Postage deposits

The company's U.S. customers using the Pitney Bowes Postage By Phone(R) meter setting system, a computerized system developed by the company for the resetting of postage meters via telephone, can elect to make deposits directly with the United States Postal Service (USPS) to cover expected postage usage. Such customers can also elect, for a fee, to have the company pay the postage to the USPS under a revolving credit product called Purchase Power(SM). The company earns income on balances from customers who elect to use our credit facilities. Resetting fees received by the company are not affected by the customers' choice of payment method.

Foreign exchange

Assets and liabilities of subsidiaries operating outside the U.S. are translated at rates in effect at the end of the period, and revenues and expenses are translated at average rates during the period. Net deferred translation gains and losses are accumulated in stockholders' equity.

The company enters into foreign exchange contracts for purposes other than trading primarily to minimize its risk of loss from exchange rate fluctuations on the settlement of intercompany receivables and payables arising in connection with transfers of finished goods inventories between affiliates and certain intercompany loans. Gains and losses on foreign exchange contracts entered into as hedges are deferred and recognized as part of the cost of the underlying transaction. At December 31, 1997, the company had approximately $290.8 million of foreign exchange contracts outstanding, most of which mature in 1998, to buy or sell various currencies. Risks arise from the possible non-performance by counterparties in meeting the terms of their contracts and from movements in securities values, interest and/or exchange rates. However, the company does not anticipate non-performance by the counterparties as they are composed of a number of major international financial institutions. Maximum risk

--------------------------------------------------------------------------------

of loss on these contracts is limited to the amount of the difference between the spot rate at the date of the contract delivery and the contracted rate.

Foreign currency transaction gains and (losses) net of tax were $.5 million, $(.5) million and $1.6 million in 1997, 1996 and 1995, respectively.

2.   Inventories

Inventories consist of the following:

December 31                                                1997             1996
--------------------------------------------------------------------------------
Raw materials
  and work in process                                  $ 51,429         $ 58,536
Supplies and service parts                               93,064          103,182
Finished products                                       104,714          120,224
--------------------------------------------------------------------------------
Total                                                  $249,207         $281,942
================================================================================

Had all inventories valued at LIFO been stated at current costs, inventories would have been $33.8 million and $37.3 million higher than reported at December 31, 1997 and 1996, respectively.

3.   Fixed assets

December 31                                              1997              1996
--------------------------------------------------------------------------------
Land                                              $    34,844       $    34,859
Buildings                                             307,341           304,631
Machinery and equipment                               778,140           754,011
--------------------------------------------------------------------------------
                                                    1,120,325         1,093,501
Accumulated depreciation                             (623,064)         (607,472)
--------------------------------------------------------------------------------
Property, plant and equipment, net                $   497,261       $   486,029
================================================================================

Rental equipment
  and related inventories                         $ 1,577,370       $ 1,634,111
Accumulated depreciation                             (789,335)         (818,805)
--------------------------------------------------------------------------------
Rental equipment and
  related inventories, net                        $   788,035       $   815,306
================================================================================

Property leased
  under capital leases                            $    20,507       $    24,124
Accumulated amortization                              (16,111)          (18,276)
--------------------------------------------------------------------------------
Property leased
  under capital leases, net                       $     4,396       $     5,848
================================================================================

4.   Current liabilities

Accounts payable and accrued liabilities and notes payable and current portion of long-term obligations are comprised as follows:

December 31                                                1997             1996
--------------------------------------------------------------------------------
Accounts payable - trade                             $  263,416       $  245,274
Accrued salaries,
  wages and commissions                                 106,670           90,452
Accrued pension benefits                                 84,005           77,323
Accrued nonpension
  postretirement benefits                                15,500           15,500
Accrued postemployment benefits                           6,900            6,884
Miscellaneous accounts
  payable and accrued liabilities                       402,268          414,356
--------------------------------------------------------------------------------
Accounts payable
  and accrued liabilities                            $  878,759       $  849,789
================================================================================

Notes payable and overdrafts                         $1,747,377       $1,656,574
Current portion of long-term debt                       234,080          253,190
Current portion of
  capital lease obligations                               1,531            1,717
--------------------------------------------------------------------------------
Notes payable and current
  portion of long-term obligations                   $1,982,988       $1,911,481
================================================================================

In countries outside the U.S., banks generally lend to non-finance subsidiaries of the company on an overdraft or term-loan basis. These overdraft arrangements and term-loans, for the most part, are extended on an uncommitted basis by banks and do not require compensating balances or commitment fees.

Notes payable were issued as commercial paper, loans against bank lines of credit, or to trust departments of banks and others at below prevailing prime rates. Fees paid to maintain lines of credit were $.9 million, $1.5 million and $1.8 million in 1997, 1996 and 1995, respectively.

At December 31, 1997, overdrafts outside the U.S. totaled $2.8 million and U.S. notes payable totaled $1.7 billion. Unused credit facilities outside the U.S. totaled $75.6 million at December 31, 1997 of which $31.9 million were for finance operations. In the U.S., the company had unused credit facilities of $1.8 billion at December 31, 1997, largely in support of commercial paper borrowings, of which $1.5 billion were for its finance operations. The weighted average interest rates were 4.8% and 4.9% on notes payable and overdrafts outstanding at December 31, 1997 and 1996, respectively.

The company periodically enters into interest rate swap agreements as a means of managing interest rate exposure on both its U.S. and non-U.S. debt. The interest differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The company is exposed to credit

--------------------------------------------------------------------------------

losses in the event of non-performance by swap counterparties to the extent of the differential between the fixed and variable rates; such exposure is considered minimal.

The company enters into interest rate swap agreements primarily through its Pitney Bowes Credit Corporation (PBCC) subsidiary. It has been the policy and objective of the company to use a balanced mix of debt maturities, variable and fixed rate debt and interest rate swap agreements to control its sensitivity to interest rate volatility. The company's variable and fixed rate debt mix, after adjusting for the effect of interest rate swap agreements, was 48% and 52%, respectively, at December 31, 1997. The company utilizes interest rate swap agreements when it considers the economic benefits to be favorable. Swap agreements, as noted above, have been principally utilized to fix interest rates on commercial paper and/or obtain a lower cost on debt than would otherwise be available absent the swap. At December 31, 1997, the company had outstanding interest rate swap agreements with notional principal amounts of $268.5 million and terms expiring at various dates from 1999 to 2007. The company exchanged variable commercial paper rates on an equal notional amount of notes payable and overdrafts for fixed rates ranging from 5.9% to 10.75%.

5.   Long-term debt

December 31                                                1997             1996
--------------------------------------------------------------------------------
Non-financial services debt:
  Due 1998-2003
  (3.88% to 5.50%)                                   $    3,175       $    3,730
Financial services debt:
  Senior notes:
   5.84% to 6.305% notes due 1998                            --          225,000
   6.54% notes due 1999                                 200,000          200,000
   6.06% to 6.11% notes due 2000                         50,000           50,000
   6.78% to 6.80% notes due 2001                        200,000          200,000
   6.63% notes due 2002                                 100,000          100,000
   8.80% notes due 2003                                 150,000          150,000
   8.63% notes due 2008                                 100,000          100,000
   9.25% notes due 2008                                 100,000          100,000
   8.55% notes due 2009                                 150,000          150,000
Canadian dollar notes due
  1998-2000 (11.05% to 12.50%)                           15,220           21,020
Other                                                        --              684
--------------------------------------------------------------------------------
Total long-term debt                                 $1,068,395       $1,300,434
================================================================================

The company has a medium-term note facility which was established as a part of the company's shelf registrations, permitting issuance of up to $100 million in debt securities, of which $32 million remained available at December 31, 1997. Securities issued under this medium-term note facility would have maturities ranging from more than one year up to 30 years. The company also had an additional $300 million remaining on a shelf registration statement filed with the Securities and Exchange Commission (SEC). On January 22, 1998, the company issued notes amounting to $300 million available under this shelf registration. These unsecured notes bear annual interest at 5.95% and mature in February 2005. The notes are redeemable earlier at the company's option. The net proceeds from these notes will be used for general corporate purposes, including the repayment of short-term debt.

PBCC had $250 million of unissued debt securities available from a shelf registration statement filed with the SEC in September 1995. On January 16, 1998, PBCC issued notes amounting to $250 million available under this shelf registration. These unsecured notes bear annual interest at 5.65% and mature in January 2003. The proceeds will be used to meet PBCC's financing needs over the next 12 months.

The annual maturities of the outstanding debt during each of the next five years are as follows: 1998, $234.1 million; 1999, $204.9 million; 2000, $62.0 million;
2001, $200.7 million and 2002, $100.2 million.

Under terms of their senior and subordinated loan agreements, certain of the finance operations are required to maintain earnings before taxes and interest charges at prescribed levels. With respect to such loan agreements, the company will endeavor to have these finance operations maintain compliance with such terms and, under certain loan agreements, is obligated, if necessary, to pay to these finance operations amounts sufficient to maintain a prescribed ratio of earnings available for fixed charges. The company has not been required to make any such payments to maintain earnings available for fixed charges coverage.

6.   Preferred stockholders' equity in a subsidiary company

Preferred stockholders' equity in a subsidiary company represents 3,000,000 shares of variable term voting preferred stock issued by Pitney Bowes International Holdings, Inc., a subsidiary of the company, which are owned by certain outside institutional investors. These preferred shares are entitled to 25% of the combined voting power of all classes of capital stock. All outstanding common stock of Pitney Bowes International Holdings, Inc., representing the remaining 75% of the combined voting power of all classes of capital stock, is owned directly or indirectly by Pitney Bowes Inc. The preferred stock, $.01 par value, is entitled to cumulative dividends at rates set at auction. The weighted average dividend rate in 1997 and 1996 was 4.1% and 4.0%, respectively. Preferred dividends are reflected as a minority interest in the Consolidated Statements of Income in selling, service and administrative expenses. The preferred stock is subject to mandatory redemption based on certain events, at a redemption price not less than $100 per share, plus the amount of any dividends accrued or in arrears. No dividends were in arrears at December 31, 1997 or 1996.

--------------------------------------------------------------------------------

7.   Capital stock and capital in excess of par value

On December 18, 1997, the company's stockholders voted to amend the Restated Certificate of Incorporation to increase the number of authorized common shares from 240,000,000 to 480,000,000 shares and reduce the par value per common share from $2 to $1. This action resulted in a two-for-one split of the company's common stock as previously approved by the Board of Directors. All previously reported common share and per common share data has been restated.

At December 31, 1997, 480,000,000 shares of common stock, 600,000 shares of cumulative preferred stock, and 5,000,000 shares of preference stock were authorized, and 279,673,878 shares of common stock (net of 43,664,034 shares of treasury stock), 788 shares of 4% Convertible Cumulative Preferred Stock (4% preferred stock) and 81,975 shares of $2.12 Convertible Preference Stock ($2.12 preference stock) were issued and outstanding. In the future, the Board of Directors can issue the balance of unreserved and unissued preferred stock (599,212 shares) and preference stock (4,918,025 shares). This will determine the dividend rate, terms of redemption, terms of conversion (if any) and other pertinent features. At December 31, 1997, unreserved and unissued common stock (exclusive of treasury stock) amounted to 129,310,772 shares.

The 4% preferred stock outstanding, entitled to cumulative dividends at the rate of $2 per year, can be redeemed at the company's option, in whole or in part at any time, at the price of $50 per share, plus dividends accrued to the redemption date. Each share of the 4% preferred stock can be converted into
24.24 shares of common stock, subject to adjustment in certain events.

The $2.12 preference stock is entitled to cumulative dividends at the rate of $2.12 per year and can be redeemed at the company's option at the rate of $28 per share. Each share of the $2.12 preference stock can be converted into 16 shares of common stock, subject to adjustment in certain events.

At December 31, 1997, a total of 1,330,701 shares of common stock were reserved for issuance upon conversion of the 4% preferred stock (19,101 shares) and $2.12 preference stock (1,311,600 shares). In addition, 2,608,136 shares of common stock were reserved for issuance under the company's dividend reinvestment and other corporate plans.

Each share of common stock outstanding has attached one preference share purchase right. Each right entitles each holder to purchase 1/200th of a share of Series A Junior Participating Preference Stock for $97.50 and will expire in February 2006. Following a merger or certain other transactions, the rights will entitle the holder to purchase common stock of the company or the acquirers at a 50% discount.

8.   Stock plans

The company has the following stock plans which are described below: the U.S. and U.K. Stock Option Plans (ESP), the U.S. and U.K. Employee Stock Purchase Plans (ESPP), and the Directors' Stock Plan.

The company adopted FAS No. 123, "Accounting for Stock-Based Compensation," on January 1, 1996. Under FAS No. 123, companies can, but are not required to, elect to recognize compensation expense for all stock-based awards using a fair value methodology. The company has adopted the disclosure-only provisions, as permitted by FAS No. 123. The company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based plans. Accordingly, no compensation expense has been recognized for the ESP or the ESPP, except for the compensation expense recorded for its performance-based awards under the ESP and the Directors' Stock Plan as discussed herein. If the company had elected to recognize compensation expense based on the fair value method as prescribed by FAS No. 123, net income and earnings per share for the years ended 1997, 1996 and 1995 would have been reduced to the following pro forma amounts:

                                          1997             1996             1995
--------------------------------------------------------------------------------
Net income
  As reported                         $526,027         $469,413         $583,140
  Pro forma                           $523,400         $467,742         $582,510
Basic earnings per share
  As reported                            $1.82            $1.57            $1.93
  Pro forma                              $1.81            $1.57            $1.93
Diluted earnings per share
  As reported                            $1.80            $1.56            $1.91
  Pro forma                              $1.79            $1.55            $1.91
--------------------------------------------------------------------------------

In accordance with FAS No. 123, the fair value method of accounting has not been applied to awards granted prior to January 1, 1995. Therefore, the resulting pro forma impact may not be representative of that to be expected in future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                             1997           1996           1995
-------------------------------------------------------------------------------
Expected dividend yield                       2.0%           2.5%           2.5%
Expected stock price volatility                17%            17%            17%
Risk-free interest rate                         6%             6%             6%
Expected life (years)                           5              5              5
-------------------------------------------------------------------------------

Stock Option Plans

Under the company's stock option plans, certain officers and employees of the U.S. and the company's participating U.K. subsidiaries are granted options at prices equal to the market value of the company's common shares at the date of grant. Options become exercisable in three equal installments during

--------------------------------------------------------------------------------

the first three years following their grant and expire after ten years. At December 31, 1997, there were 6,314,258 options available for future grants under these plans. The per share weighted average fair value of options granted was $7 in 1997, $5 in 1996 and $4 in 1995.

The following table summarizes information about stock option transactions:

                                                                       Per share
                                                                        weighted
                                                                         average
                                                                        exercise
                                                       Shares              price
--------------------------------------------------------------------------------
Options outstanding
  at January 1, 1995                                4,044,772                $15
  Granted                                           1,025,504                $17
  Exercised                                          (649,940)               $11
  Canceled                                            (59,334)               $18
--------------------------------------------------------------------------------
Options outstanding
  at December 31, 1995                              4,361,002                $16
  Granted                                             805,790                $26
  Exercised                                          (702,560)               $15
  Canceled                                            (86,258)               $22
--------------------------------------------------------------------------------
Options outstanding
  at December 31, 1996                              4,377,974                $18
  Granted                                           1,837,730                $30
  Exercised                                          (774,728)               $17
  Canceled                                            (67,852)               $28
--------------------------------------------------------------------------------
Options outstanding
  at December 31, 1997                              5,373,124                $23
================================================================================

Options exercisable
  at December 31, 1995                              2,823,052                $15
================================================================================
Options exercisable
  at December 31, 1996                              2,017,702                $15
================================================================================
Options exercisable
  at December 31, 1997                              2,703,734                $18
================================================================================

The following table summarizes information about stock options outstanding at December 31, 1997:

                                            Options Outstanding
--------------------------------------------------------------------------------
                                                     Weighted          Per share
  Range of                                            average           weighted
 per share                                          remaining            average
  exercise                                        contractual           exercise
    prices                      Number                   life              price
--------------------------------------------------------------------------------
    $9-$20                     2,340,638            5.6 years                $16
   $21-$30                     2,862,392            9.2 years                $27
   $36-$45                       170,094           10.0 years                $39
--------------------------------------------------------------------------------
                               5,373,124            7.7 years
================================================================================

At December 31, 1997, there were 2,075,066 and 628,668 options exercisable with per share exercise prices ranging from $9 to $20 and $21 to $30, respectively. The per share weighted average exercise prices of these options were $16 and $23, respectively.

Beginning in 1997, certain employees eligible for performance-based compensation may defer up to 100% of their annual awards, subject to the terms and conditions of the Pitney Bowes Deferred Incentive Savings Plan. Participants may allocate deferred compensation among specified investment choices, including stock options under the U.S. stock option plan. Stock options acquired under this plan are exercisable three years following their grant and expire after a period not to exceed ten years. At December 31, 1997, there were 90,904 options outstanding under this plan which are included in outstanding options under the company's U.S. stock option plan. The per share weighted average fair value of options granted was $7 in 1997.

Certain executives are awarded restricted stock under the company's U.S. stock option plan. Restricted stock awards are subject to both tenure and financial performance over three years. The restrictions on the shares are released, in total or in part, only if the executive is still employed by the company at the end of the performance period and if the performance objectives are achieved. There were no shares awarded in 1997, 100,500 shares awarded in 1996 and 112,600 shares awarded in 1995 at no cost to the executives. The compensation expense for each award is recognized over the performance period. Compensation expense recorded by the company related to these awards was $4.1 million, $2.0 million and $.8 million in 1997, 1996 and 1995, respectively. The per share weighted average fair value of shares awarded was $23 in 1996 and $16 in 1995.

Employee Stock Purchase Plans

The U.S. ESPP enables substantially all employees to purchase shares of the company's common stock at a discounted offering price. In 1997, the offering price was 90% of the average closing price of the company's common stock on the New York Stock Exchange for the 30 day period preceding the offering date. At no time will the exercise price be less than the lowest price permitted under
Section 423 of the Internal Revenue Code. The U.K. ESPP enables eligible employees of the company's participating U.K. subsidiaries to purchase shares of the company's stock at a discounted offering price. In 1997, the offering price was 90% of the average closing price of the company's common stock on the New York Stock Exchange for the three business days preceding the offering date. The company may grant rights to purchase up to 10,626,634 common shares to its regular employees under these plans. The company granted rights to purchase 855,916 shares in 1997, 764,088 shares in 1996, and 852,678 shares in 1995. The per share fair value of rights granted was $4 in 1997, $3 in 1996 and $3 in 1995 for the U.S. ESPP and $9 in 1997, $7 in 1996 and $5 in 1995 for the U.K. ESPP.

--------------------------------------------------------------------------------

Directors' Stock Plan

Under this plan, each non-employee director is granted 1,400 shares of restricted common stock annually as part of their compensation. Shares granted at no cost to the directors were 10,900 in 1997, 7,200 in 1996 and 6,400 in 1995. Compensation expense recorded by the company was $370,000, $175,000 and $118,000 for 1997, 1996 and 1995, respectively. The shares carry full voting and dividend rights but may not be transferred or alienated until the later of (1) termination of service as a director, or, if earlier, the date of a change of control, or (2) the expiration of the six month period following the grant of such shares. The per share weighted average fair value of shares granted was $28 in 1997, $19 in 1996 and $14 in 1995.

Beginning in 1997, non-employee directors may defer up to 100% of their eligible compensation, subject to the terms and conditions of the Pitney Bowes Deferred Incentive Savings Plan for directors. Participants may allocate deferred compensation among specified investment choices, including the Directors' Stock Plan. Stock options acquired under this plan are exercisable three years following their grant and expire after a period not to exceed ten years. At December 31, 1997, there were 1,994 options outstanding under this plan. The per share weighted average fair value of options granted was $9 in 1997.

9.   Earnings per share

A reconciliation of the basic and diluted earnings per share computations for income from continuing operations for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                           1997
                                             -----------------------------------
                                                                             Per
                                                Income          Shares     Share
--------------------------------------------------------------------------------
Income from
  continuing operations                      $526,027
Less:
  Preferred stock dividends                        (1)
  Preference stock dividends                     (179)
--------------------------------------------------------------------------------
Basic earnings per share                     $525,847      288,782,996     $1.82
--------------------------------------------------------------------------------

Effect of dilutive securities:
Preferred stock                                     1           21,420
Preference stock                                  179        1,355,116
Stock options                                                2,068,442
Employee stock
  purchase plan shares                                         289,142
--------------------------------------------------------------------------------
Diluted earnings per share                   $526,027      292,517,116     $1.80
================================================================================

                                                           1996
                                             -----------------------------------
                                                                             Per
                                                Income          Shares     Share
--------------------------------------------------------------------------------
Income from
  continuing operations                      $469,413
Less:
  Preferred stock dividends                        (1)
  Preference stock dividends                     (194)
--------------------------------------------------------------------------------
Basic earnings per share                     $469,218      298,233,766     $1.57
--------------------------------------------------------------------------------

Effect of dilutive securities:
Preferred stock                                     1           22,882
Preference stock                                  194        1,453,512
Stock options                                                1,344,634
Employee stock
  purchase plan shares                                         248,562
--------------------------------------------------------------------------------
Diluted earnings per share                   $469,413      301,303,356     $1.56
================================================================================

                                                           1995
                                             -----------------------------------
                                                                             Per
                                                Income          Shares     Share
--------------------------------------------------------------------------------
Income from
  continuing operations                      $407,709
Less:
  Preferred stock dividends                        (1)
  Preference stock dividends                     (261)
--------------------------------------------------------------------------------
Basic earnings per share                     $407,447      302,280,548     $1.35
--------------------------------------------------------------------------------

Effect of dilutive securities:
Preferred stock                                     1           23,004
Preference stock                                  261        1,570,710
Stock options                                                  757,988
Employee stock
  purchase plan shares                                         107,702
--------------------------------------------------------------------------------
Diluted earnings per share                   $407,709      304,739,952     $1.34
================================================================================

--------------------------------------------------------------------------------

10.  Taxes on income

Income from continuing operations before income taxes and the provision for income taxes consist of the following:

                                                Years ended December 31
                                        ---------------------------------------
                                             1997           1996           1995
-------------------------------------------------------------------------------
Income from continuing
  operations before
  income taxes:
   U.S.                                 $ 717,867      $ 656,862      $ 566,806
   Outside the U.S.                        85,231         27,521         52,125
-------------------------------------------------------------------------------
Total                                   $ 803,098      $ 684,383      $ 618,931
===============================================================================
Provision for income taxes:
  U.S. federal:
   Current                              $ 117,146      $  42,257      $ (17,024)
   Deferred                               102,145        111,943        168,297
-------------------------------------------------------------------------------
                                          219,291        154,200        151,273
-------------------------------------------------------------------------------
  U.S. state and local:
   Current                                 43,159         11,853         13,691
   Deferred                                (7,946)        29,562         26,221
-------------------------------------------------------------------------------
                                           35,213         41,415         39,912
-------------------------------------------------------------------------------
  Outside the U.S.:
   Current                                 33,596         28,694         28,233
   Deferred                               (11,029)        (9,339)        (8,196)
-------------------------------------------------------------------------------
                                           22,567         19,355         20,037
-------------------------------------------------------------------------------
  Total current                           193,901         82,804         24,900
  Total deferred                           83,170        132,166        186,322
-------------------------------------------------------------------------------
Total                                   $ 277,071      $ 214,970      $ 211,222
===============================================================================

Including discontinued operations, current provisions for 1995 federal, state and local and outside the U.S. would have been $87.6 million, $39.9 million and $41.9 million, respectively. Total tax provision would have been $355.7 million.

In 1995 through 1997, the company recognized a reduction in tax expense on account of its investment in a life insurance program. In 1996, the company recognized U.S. tax benefits from the write-off of its Australian investment and from restructuring its Australian operations.

A reconciliation of the U.S. federal statutory rate to the company's effective tax rate for continuing operations follows:

                                                1997         1996         1995
------------------------------------------------------------------------------
U.S. federal statutory rate                     35.0%        35.0%        35.0%
State and local income taxes                     2.8          3.9          4.2
Australian write-off                              --         (2.4)          --
Life insurance investment                       (0.7)        (1.7)        (2.1)
Other, net                                      (2.6)        (3.4)        (3.0)
------------------------------------------------------------------------------
Effective income tax rate                       34.5%        31.4%        34.1%
==============================================================================

The effective tax rate for discontinued operations in 1995 differs from the statutory rate due primarily to state and local income taxes and nondeductible goodwill.

Deferred tax liabilities and (assets)

December 31                                              1997              1996
-------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                                    $    97,988       $    72,930
  Deferred profit
   (for tax purposes) on
   sales to finance subsidiaries                      393,645           367,490
  Lease revenue and
   related depreciation                               843,422           816,831
  Other                                               109,621           103,471
-------------------------------------------------------------------------------
Deferred tax liabilities                            1,444,676         1,360,722
-------------------------------------------------------------------------------
Deferred tax assets:
  Nonpension postretirement
   benefits                                          (125,377)         (130,422)
  Pension liability                                   (17,351)          (17,995)
  Inventory and
   equipment capitalization                           (38,191)          (33,145)
  Net operating loss carryforwards                    (43,602)          (47,481)
  Alternative minimum tax
   (AMT) credit carryforwards                         (27,325)          (80,773)
  Postemployment benefits                             (18,350)          (19,963)
  Other                                              (181,145)         (124,263)
  Valuation allowance                                  41,301            46,601
-------------------------------------------------------------------------------
Deferred tax assets                                  (410,040)         (407,441)
-------------------------------------------------------------------------------
Net deferred taxes                                $ 1,034,636       $   953,281
===============================================================================

Net deferred taxes includes $128.9 million and $232.4 million for 1997 and 1996, respectively, of current deferred taxes, which are included in income taxes payable in the Consolidated Balance Sheets.

The decrease in the deferred tax asset for net operating loss carryforwards and related valuation allowance was due mainly to the decrease in foreign exchange rates, particularly the German mark. The decrease was partially offset by losses incurred by certain foreign subsidiaries. At December 31, 1997 and 1996, approximately $94.5 million and $98.1 million, respectively, of net operating loss carryforwards were available to the company. Most of these losses, as well as the company's alternative minimum tax credit, can be carried forward indefinitely.

--------------------------------------------------------------------------------

11.  Retirement plans

The company has several defined benefit and defined contribution pension plans covering substantially all employees worldwide. Benefits are primarily based on employees' compensation and years of service. Company contributions are determined based on the funding requirements of U.S. federal and other governmental laws and regulations.

During 1997, the company announced that it amended its U.S. defined benefit pension plan to a pay equity plan for most of its active U.S. employees and enhanced the employer contributions to the U.S. defined contribution plan. The net impact of these changes was a reduction in 1997 U.S. pension plan costs of approximately $15.4 million and a reduction in the projected benefit obligation for the U.S. defined benefit plan of $74.3 million.

Total ongoing pension expense amounted to $29.9 million in 1997, $45.6 million in 1996 and $52.2 million in 1995. Net pension expense for defined benefit plans for 1997, 1996 and 1995 included the following components:

                                                               United States                                Foreign
                                                 --------------------------------------      --------------------------------------
                                                      1997          1996           1995          1997           1996           1995
-----------------------------------------------------------------------------------------------------------------------------------
Service cost - benefits
  earned during period                           $  22,780     $  31,952      $  33,061      $  6,771       $  6,046       $  5,952
Interest cost on projected
  benefit obligations                               67,111        69,292         68,027        12,515         10,882         10,317
Actual return on plan assets                      (136,629)     (114,641)      (124,866)      (34,525)       (22,512)       (17,594)
Net amortization and deferral                       55,143        44,574         58,831        19,719          9,885          5,237
-----------------------------------------------------------------------------------------------------------------------------------
Ongoing net periodic defined
  benefit pension expense                            8,405        31,177         35,053         4,480          4,301          3,912
Curtailment (gain) loss charge(a)                       --            --        (13,974)           --             --          2,921
-----------------------------------------------------------------------------------------------------------------------------------
Total pension expense                            $   8,405     $  31,177      $  21,079      $  4,480       $  4,301       $  6,833
===================================================================================================================================

(a) The company merged the pension plans of Monarch Marking Systems, Inc. and Dictaphone Corporation into the Pitney Bowes Retirement Plan. Benefits ceased to be accrued for active employees of Monarch and Dictaphone as of the respective dates of the sale of these companies resulting in a net curtailment gain of approximately $14.0 million. There was a $2.9 million curtailment charge to the Pitney Bowes, Ltd. pension plan due primarily to actions taken by Pitney Bowes, Ltd.

The funded status at December 31, 1997 and 1996 for the company's defined benefit plans was:

                                                                          United States                           Foreign
                                                                  ----------------------------          ---------------------------
                                                                       1997               1996               1997              1996
-----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefits                                                 $ 818,931          $ 777,064          $ 150,232         $ 139,300
===================================================================================================================================
  Accumulated benefit obligations                                 $ 901,924          $ 858,590          $ 150,471         $ 139,569
===================================================================================================================================
Projected benefit obligations                                     $ 968,950          $ 995,009          $ 179,713         $ 162,613
-----------------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value, primarily
  stocks and bonds, adjusted by:                                    959,632            868,752            209,629           179,040
   Unrecognized net (gain) loss                                      (7,854)            49,539            (20,317)          (12,983)
   Unrecognized net asset                                            (9,457)           (12,636)            (9,283)          (11,096)
   Unamortized prior service costs
     from plan amendments                                           (49,845)            20,655              5,789             7,316
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    892,476            926,310            185,818           162,277
-----------------------------------------------------------------------------------------------------------------------------------
Net pension liability (asset)                                     $  76,474          $  68,699          $  (6,105)        $     336
===================================================================================================================================
Assumptions for defined benefit plans:(a)
  Discount rate                                                        7.25%              7.25%          4.0%-7.8%         4.0%-8.5%
  Rate of increase in future
   compensation levels                                                 4.25%              4.25%          2.0%-5.0%         2.0%-5.5%
  Expected long-term rate of
   return on plan assets                                               9.50%              9.50%          4.0%-9.0%         4.0%-9.5%

(a) Pension costs are determined using assumptions as of the beginning of the year while the funded status of the plans is determined using assumptions as of the end of the year.

--------------------------------------------------------------------------------

12.  Nonpension postretirement benefits

Net nonpension postretirement benefit costs consisted of the following components:

                                                 Years ended December 31
                                         --------------------------------------
                                             1997           1996           1995
-------------------------------------------------------------------------------
Service cost -
  benefits earned
  during the period                      $  9,688       $ 10,445       $  8,688
Interest cost on
  accumulated
  postretirement
  benefit obligations                      18,770         17,654         18,917
Net deferral
  and amortization                        (16,045)       (15,946)       (17,920)
-------------------------------------------------------------------------------
Net periodic
  postretirement
  benefit costs                          $ 12,413       $ 12,153       $  9,685
===============================================================================

The company's nonpension postretirement benefit plans are not funded. The status of the plans was as follows:

December 31                                                    1997         1996
--------------------------------------------------------------------------------
Accumulated postretirement
  benefit obligations:
   Retirees and dependents                                 $208,368     $206,114
   Fully eligible active
     plan participants                                       48,570       53,810
   Other active plan participants                            49,784       44,832
   Unrecognized net gain                                      1,057        2,047
   Unrecognized prior service cost                           23,141       37,463
--------------------------------------------------------------------------------
Accrued nonpension
  postretirement benefits                                  $330,920     $344,266
================================================================================

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 7.25% and 8.25% in 1997 and 1996, respectively. This was assumed to gradually decline to 3.75% by the year 2000 and remain at that level thereafter for 1997 and 1996. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligations by approximately $13.7 million at December 31, 1997 and the net periodic postretirement health care cost by $1.1 million in 1997.

The assumed weighted average discount rate used in determining the accumulated postretirement benefit obligations was 7.25% in 1997 and 1996.

During 1997, the company amended its retiree medical program for current and future retirees of Pitney Bowes Management Services who will now have increased participant contributions.

13.  Discontinued operations

During 1995, the company sold its Monarch Marking Systems, Inc. (Monarch) and Dictaphone Corporation (Dictaphone) subsidiaries. The sales resulted in gains approximating $155 million, net of approximately $130 million of income taxes, from $577 million in proceeds. Dictaphone and Monarch have been classified in the Consolidated Statements of Income as discontinued operations.

For the year ended December 31, 1995, Monarch and Dictaphone had revenues of $306 million. Net income was $21.5 million, net of $14.5 million of income taxes in 1995.

14.  Commitments, contingencies and regulatory matters

The company's finance subsidiaries had no unfunded commitments to extend credit to customers at December 31, 1997. The company evaluates each customer's creditworthiness on a case-by-case basis. Upon extension of credit, the amount and type of collateral obtained, if deemed necessary by the company, is based on management's credit assessment of the customer. Fees received under the agreements are recognized over the commitment period. The maximum risk of loss arises from the possible non-performance of the customer to meet the terms of the credit agreement. As part of the company's review of its exposure to risk, adequate provisions are made for finance assets which may be uncollectible.

From time to time, the company is a party to lawsuits that arise in the ordinary course of its business. These lawsuits may involve litigation by or against the company to enforce contractual rights under vendor, insurance, or other contracts; lawsuits relating to intellectual property or patent rights; equipment, service or payment disputes with customers; disputes with employees; or other matters. The company is currently a defendant in a number of lawsuits, none of which should have, in the opinion of management and legal counsel, a material adverse effect on the company's financial position or results of operations.

The company is subject to federal, state and local laws and regulations concerning the environment, and is currently participating in administrative or court proceedings as a participant in various groups of potentially responsible parties. As previously announced by the company, in 1996 the Environmental Protection Agency (EPA) issued an administrative order directing the company to be part of a soil cleanup program at the Sarney Farm site in Amenia, New York. The site was operated as a landfill between the years 1968 and 1970 by parties unrelated to the company, and wastes from a number of industrial sources were disposed there. The company does not concede liability for the condition of the site, but is working with the EPA to identify and

--------------------------------------------------------------------------------

then seek reimbursement from other potentially responsible parties. The company estimates that the cost of this remediation effort will range between $3 million and $5 million for the soil remediation program. All of these proceedings are at various stages of activity, and it is impossible to estimate with any certainty the total cost of remediating, the timing and extent of remedial actions which may be required by governmental authorities, or the amount of liability, if any, of the company. If and when it is possible to make a reasonable estimate of the company's liability in any of these matters, we will make financial provision as appropriate. Based on facts presently known, the company does not believe that the outcome of these proceedings will have a material adverse effect on its financial condition.

In June 1995, the USPS finalized and issued regulations governing the manufacture, distribution and use of postage meters. These regulations cover four general categories: meter security, administrative controls, Computerized Meter Resetting Systems and other issues. The company continues to comply with these regulations in its ongoing postage meter operations.

In May 1996, the USPS issued a proposed schedule for the phaseout of mechanical meters in the U.S. Between May 1996 and March 1997, the company worked with the USPS to negotiate a revised mechanical meter migration schedule which better reflected the needs of existing mechanical meter users and minimized any potential negative financial impact on the company. The final schedule agreed to with the USPS is as follows: (i) as of June 1, 1996, new placements of mechanical meters would no longer be permitted. Replacements of mechanical meters previously licensed to customers would be permitted prior to the applicable suspension date for that category of mechanical meter; (ii) as of March 1, 1997, use of mechanical meters by persons or firms who process mail for a fee would be suspended and would have to be removed from service; (iii) as of December 31, 1998, use of mechanical meters that interface with mail machines or processors ("systems meters") would be suspended and would have to be removed from service; (iv) as of March 1, 1999, use of all other mechanical meters ("stand-alone meters") would be suspended and have to be removed from service. Based on the foregoing schedule, the company believes that the phaseout of mechanical meters will not cause a material adverse financial impact on the company.

As a result of the company's aggressive efforts to meet the USPS mechanical meter migration schedule combined with the company's ongoing and continuing investment in advanced postage evidencing technologies, mechanical meters represent 25% of the company's installed U.S. meter base at December 31, 1997, compared with 40% at December 31, 1996. At December 31, 1997, 75% of the company's installed U.S. meter base is electronic or digital, compared to 60% at December 31, 1996.

In May 1995, the USPS publicly announced its concept of its Information Based Indicia Program (IBIP) for future postage evidencing devices. As initially stated by the USPS, the purpose of the program was to develop a new standard for future digital postage evidencing devices which significantly enhanced postal revenue security and supported expanded USPS value-added services to mailers. The program would consist of the development of four separate specifications:
(i) the Indicium specification--the technical specifications for the indicium to be printed; (ii) a Postal Security Device specification--the technical specification for the device that would contain the accounting and security features of the system; (iii) a Host specification; and (iv) a Vendor Infrastructure specification.

In July 1996, the USPS published for public comment draft specifications for the Indicium, Postal Security Device and Host specifications. The company submitted extensive comments to these specifications in November 1996. Revised specifications were then published in 1997 which incorporated many of the changes recommended by the company in its prior comments including the recommendation that IBIP apply only to the personal computer (PC) environment and not apply at the present time to other digital postage evidencing systems. The company submitted comments to these revised specifications. Also, in March 1997 the USPS published for public comment the Vendor Infrastructure specification to which the company responded on June 27, 1997. As of December 31, 1997, the USPS had not yet finalized the four IBIP specifications; however, the company has developed a PC product which satisfies the proposed IBIP specifications. This product is currently undergoing testing by the USPS and is expected to be ready for market introduction when final approval of the specifications is issued.

--------------------------------------------------------------------------------

15.  Leases

In addition to factory and office facilities owned, the company leases similar properties, as well as sales and service offices, equipment and other properties, generally under long-term lease agreements extending from three to 25 years. Certain of these leases have been capitalized at the present value of the net minimum lease payments at inception. Amounts included under liabilities represent the present value of remaining lease payments.

Future minimum lease payments under both capital and operating leases at December 31, 1997 are as follows:

                                                     Capital           Operating
Years ending December 31                              leases              leases
--------------------------------------------------------------------------------
1998                                                 $ 3,247            $ 55,869
1999                                                   3,238              41,357
2000                                                   2,880              29,686
2001                                                   2,739              20,348
2002                                                   2,334              13,328
Thereafter                                             4,046              43,875
--------------------------------------------------------------------------------
Total minimum lease payments                         $18,484            $204,463
                                                                        ========

Less amount representing interest                     (6,811)
------------------------------------------------------------
Present value of net minimum
  lease payments                                     $11,673
============================================================

Rental expense was $118.2 million, $121.6 million and $129.3 million in 1997, 1996 and 1995, respectively.

16.  Financial services

The company has several consolidated finance operations which are engaged in lease financing of the company's products in the U.S., Canada, the U.K., Germany, France, Norway, Ireland and Australia, as well as other commercial and industrial transactions in the U.S.

On August 21, 1997, the company announced that it had entered into an agreement with GATX Capital Corporation (GATX Capital), a subsidiary of GATX Corporation, which when completed, will reduce the company's external large-ticket finance portfolio by approximately $1.1 billion. This represented approximately 50% of the company's external large-ticket portfolio and reflects the company's ongoing strategy of focusing on fee- and service-based revenue rather than asset-based income.

Under the terms of the agreement, the company transferred external large-ticket finance assets through a sale to GATX Capital and an equity investment in a limited liability company owned by GATX Capital and the company. At December 31, 1997, the company had received approximately $800 million of the approximately $900 million in cash it expects to receive. The company will also retain approximately $200 million of equity investment in a limited liability company along with GATX Capital.

Condensed financial data for the consolidated finance operations follows:

Condensed summary of operations

Years ended December 31                     1997            1996            1995
--------------------------------------------------------------------------------
Revenue                                 $789,092        $794,819        $713,909
--------------------------------------------------------------------------------
Costs and expenses                       286,779         294,147         238,457
Interest, net                            213,691         216,220         217,499
--------------------------------------------------------------------------------
  Total expenses                         500,470         510,367         455,956
--------------------------------------------------------------------------------
Income before
  income taxes                           288,622         284,452         257,953
Provision for
  income taxes                            82,825          91,638          81,422
--------------------------------------------------------------------------------
Net income                              $205,797        $192,814        $176,531
================================================================================

Condensed balance sheet

December 31                                             1997             1996(a)
-----------------------------------------------------------------------------
Cash and cash equivalents                         $   41,637       $   22,506
Finance receivables, net                           1,546,542        1,339,286
Accounts receivable                                  263,738               --
Other current assets and
  prepayments                                         54,753           52,169
-----------------------------------------------------------------------------
  Total current assets                             1,906,670        1,413,961
Long-term finance receivables, net                 2,581,349        3,450,231
Investment in leveraged leases                       727,783          633,682
Other assets                                         281,244          143,023
-----------------------------------------------------------------------------
Total assets                                      $5,497,046       $5,640,897
=============================================================================
Accounts payable and
  accrued liabilities                             $  423,462       $  359,157
Income taxes payable                                 102,110          156,340
Notes payable and
  current portion
  of long-term obligations                         1,897,915        2,021,987
-----------------------------------------------------------------------------
  Total current liabilities                        2,423,487        2,537,484
-----------------------------------------------------------------------------
Deferred taxes on income                             423,832          330,847
Long-term debt                                     1,378,827        1,570,549
Other noncurrent liabilities                           4,042            4,974
-----------------------------------------------------------------------------
  Total liabilities                                4,230,188        4,443,854
-----------------------------------------------------------------------------
Equity                                             1,266,858        1,197,043
-----------------------------------------------------------------------------
Total liabilities and equity                      $5,497,046       $5,640,897
=============================================================================

(a) Certain prior year amounts have been reclassified to conform with the 1997 presentation.

Finance receivables are generally due in monthly, quarterly or semiannual installments over periods ranging from three to 15 years. In addition, 16.5% of the company's net finance assets represent secured commercial and private jet aircraft transactions

--------------------------------------------------------------------------------

with lease terms ranging from three to 25 years. The company considers its credit risk for these leases to be minimal since all aircraft lessees are making payments in accordance with lease agreements. The company believes any potential exposure in aircraft investment is mitigated by the value of the collateral as the company retains a security interest in the leased aircraft.

Maturities of gross finance receivables and notes payable for the finance operations are as follows:

                                            Gross finance      Notes payable and
Years ending December 31                      receivables      subordinated debt
--------------------------------------------------------------------------------
1998                                           $1,898,534             $1,897,915
1999                                            1,095,875                203,615
2000                                              784,534                 61,900
2001                                              410,173                200,000
2002                                              157,946                100,000
Thereafter                                        409,885                813,312
--------------------------------------------------------------------------------
Total                                          $4,756,947             $3,276,742
================================================================================

Finance operations' net purchases of Pitney Bowes equipment amounted to $667.3 million, $645.4 million and $618.6 million in 1997, 1996 and 1995, respectively.

The components of net finance receivables were as follows:

December 31                                             1997               1996
-------------------------------------------------------------------------------
Gross finance receivables                        $ 4,756,947        $ 5,579,517
Residual valuation                                   527,503            735,978
Initial direct cost deferred                          93,438             99,023
Allowance for credit losses                         (132,308)          (113,737)
Unearned income                                   (1,117,689)        (1,511,264)
-------------------------------------------------------------------------------
Net finance receivables                          $ 4,127,891        $ 4,789,517
===============================================================================

The company's net investment in leveraged leases is composed of the following elements:

December 31                                              1997              1996
-------------------------------------------------------------------------------
Net rents receivable                                $ 810,750         $ 556,058
Unguaranteed residual
  valuation                                           609,737           651,385
Unearned income                                      (692,704)         (573,761)
-------------------------------------------------------------------------------
Investment in leveraged leases                        727,783           633,682
Deferred taxes arising from
  leveraged leases                                   (300,164)         (239,192)
-------------------------------------------------------------------------------
Net investment in
  leveraged leases                                  $ 427,619         $ 394,490
===============================================================================

Following is a summary of the components of income from leveraged leases:

Years ended December 31                     1997            1996            1995
--------------------------------------------------------------------------------
Pretax leveraged
  lease income                           $ 6,797         $ 8,497         $11,667
Income tax effect                         16,110           6,501           4,408
--------------------------------------------------------------------------------
Income from
  leveraged leases                       $22,907         $14,998         $16,075
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

Leveraged lease investments include $289.2 million related to commercial real estate facilities, with original lease terms ranging from five to 25 years. Also included are seven aircraft transactions with major commercial airlines, with a total investment of $293.5 million and original lease terms ranging from 22 to 25 years and transactions involving locomotives, railcars and rail and bus facilities, with a total investment of $145.1 million and original lease terms ranging from 15 to 44 years.

The company has sold net finance receivables with varying amounts of recourse in privately placed transactions with third-party investors. The uncollected principal balance of receivables sold and residual guarantee contracts totaled $502.0 million and $328.0 million at December 31, 1997 and 1996, respectively. The maximum risk of loss arises from the possible non-performance of lessees to meet the terms of their contracts and from changes in the value of the underlying equipment. Conversely, these contracts are supported by the underlying equipment value and creditworthiness of customers. As part of the review of its exposure to risk, the company believes adequate provisions have been made for sold receivables which may be uncollectible.

The company has invested in various types of equipment under operating leases; the net investment at December 31, 1997 and 1996 was not significant.

--------------------------------------------------------------------------------

17.  Business segment information

For a description of the company's segments, see "Overview" on page 17. That information is incorporated herein by reference. The information set forth below should be read in conjunction with such information. Operating profit of each segment is determined by deducting from revenue the related costs and operating expenses directly attributable to the segment. Segment operating profit excludes general corporate expenses, income taxes and net interest other than that related to the financial services businesses. General corporate expenses were $86.6 million in 1997, $79.4 million in 1996 and $63.5 million in 1995. Revenue and operating profit by business segment and geographic area for the years ended 1995 to 1997 were as follows:

                                                           Revenue
                                            -----------------------------------
(in millions)                                  1997          1996          1995
-------------------------------------------------------------------------------
Industry segments:
   Business equipment                       $ 3,157       $ 2,956       $ 2,799
   Business services                            557           482           403
   Commercial and
     industrial financing
      Large-ticket external                     195           235           207
      Small-ticket external                     191           186           146
-------------------------------------------------------------------------------
                                                386           421           353
-------------------------------------------------------------------------------
Total                                       $ 4,100       $ 3,859       $ 3,555
-------------------------------------------------------------------------------

Geographic areas:
   United States                            $ 3,603       $ 3,370       $ 3,108
   Outside the
     United States                              651           619           573
   Interarea revenue                           (154)         (130)         (126)
-------------------------------------------------------------------------------
Total                                       $ 4,100       $ 3,859       $ 3,555
===============================================================================

                                                        Operating Profit
                                                -------------------------------
(in millions)                                    1997         1996         1995
-------------------------------------------------------------------------------
Industry segments:
   Business equipment(a)                        $ 755        $ 621        $ 586
   Business services                               50           40           30
   Commercial and
     industrial financing
      Large-ticket external                        56           62           54
      Small-ticket external                        19           25           15
-------------------------------------------------------------------------------
                                                   75           87           69
-------------------------------------------------------------------------------
Total                                           $ 880        $ 748        $ 685
-------------------------------------------------------------------------------

Geographic areas:
   United States                                $ 800        $ 719        $ 643
   Outside the
     United States(a)                              95           38           56
   Interarea operating profit                     (15)          (9)         (14)
-------------------------------------------------------------------------------
Total                                           $ 880        $ 748        $ 685
===============================================================================

(a) In 1996, excluding the Australian charge of $30 million, the business equipment segment would have been $651 million, and the geographic area outside the United States would have been $68 million. See discussion of selling, service and administrative expenses on page 20.

Additional segment information is as follows:

                                                     Years ended December 31
                                                 -------------------------------
(in millions)                                     1997         1996         1995
--------------------------------------------------------------------------------
Depreciation and
  amortization:
   Business equipment                            $ 233        $ 220        $ 224
   Business services                                46           32           23
   Commercial and
     industrial financing
      Large-ticket external                         15           14           13
      Small-ticket external                          2            1            1
--------------------------------------------------------------------------------
                                                    17           15           14
--------------------------------------------------------------------------------
Total                                            $ 296        $ 267        $ 261
================================================================================

Net additions to property,
  plant and equipment
  and rental equipment
  and related inventories:
   Business equipment                            $ 241        $ 258        $ 256
   Business services                                31           20            7
   Commercial and
     industrial financing
      Large-ticket external                        (44)         (11)          31
      Small-ticket external                          9            7            5
--------------------------------------------------------------------------------
                                                   (35)          (4)          36
--------------------------------------------------------------------------------
Total                                            $ 237        $ 274        $ 299
================================================================================

--------------------------------------------------------------------------------

Identifiable assets are those used in the company's operations in each segment and exclude cash and cash equivalents and short-term investments. Identifiable assets of geographic areas include intercompany profits on inventory and rental equipment transferred between segments and intercompany accounts.

Identifiable assets by business segment and geographic area for the years 1995 to 1997 were as follows:

                                                     Identifiable Assets
                                                --------------------------------
(in millions)                                     1997         1996         1995
--------------------------------------------------------------------------------
Industry segments:
   Business equipment                           $4,099       $3,776       $3,612
   Business services                               632          471          374
   Commercial and
     industrial financing
      Large-ticket external                      1,966        2,747        2,868
      Small-ticket external                        921          874          770
--------------------------------------------------------------------------------
                                                 2,887        3,621        3,638
--------------------------------------------------------------------------------
Total                                           $7,618       $7,868       $7,624
================================================================================

Geographic areas:
   United States                                $6,957       $7,188       $6,928
   Outside the
     United States                                 867          831          828
--------------------------------------------------------------------------------
Total                                           $7,824       $8,019       $7,756
================================================================================

A reconciliation of identifiable assets to consolidated assets is as follows:

                                                               December 31
                                                       ------------------------
(in millions)                                             1997             1996
-------------------------------------------------------------------------------
Identifiable assets by
  geographic area                                      $ 7,824          $ 8,019
Interarea profits                                          (12)             (18)
Intercompany accounts                                     (194)            (133)
-------------------------------------------------------------------------------
Identifiable assets by
  industry segment                                       7,618            7,868
Cash and cash equivalents and
  short-term investments                                   139              137
General corporate assets                                   136              151
-------------------------------------------------------------------------------
Consolidated assets                                    $ 7,893          $ 8,156
===============================================================================

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

Loans receivable

The fair value of loans receivable is estimated based on quoted market prices, dealer quotes or by discounting the future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings.

Long-term debt

The fair value of long-term debt is estimated based on quoted dealer prices for the same or similar issues.

Interest rate swap agreements and foreign currency exchange contracts

The fair values of interest rate swaps and foreign currency exchange contracts are obtained from dealer quotes. These values represent the estimated amount the company would receive or pay to terminate agreements taking into consideration current interest rates, the creditworthiness of the counterparties and current foreign currency exchange rates.

Residual, conditional commitment and financial guarantee contracts

The fair values of residual and conditional commitment guarantee contracts are based on the projected fair market value of the collateral as compared to the guaranteed amount plus a commitment fee generally required by the counterparty assuming the guarantee. The fair value of financial guarantee contracts represents the estimate of expected future losses.

Transfer of receivables with recourse

The fair value of the recourse liability represents the estimate of expected future losses. The company periodically evaluates the adequacy of reserves and estimates of expected losses; if the resulting evaluation of expected losses differs from the actual reserve, adjustments are made to the reserve.

The estimated fair value of the company's financial instruments at December 31, 1997 is as follows:

                                                 Carrying                  Fair
                                                    value(a)              value
-------------------------------------------------------------------------------
Investment securities                             $20,124               $20,015
Loans receivable                                 $357,227              $358,941
Long-term debt                                $(1,321,497)          $(1,396,369)
Interest rate swaps                               $(1,242)             $(28,551)
Foreign currency
  exchange contracts                                 $735                $4,542
Residual, conditional
  commitment and financial
  guarantee contracts                             $(6,406)              $(7,518)
Transfer of receivables with
  recourse                                        $(8,005)              $(8,005)
-------------------------------------------------------------------------------

(a) Carrying value includes accrued interest and deferred fee income.

--------------------------------------------------------------------------------

The estimated fair value of the company's financial instruments at December 31, 1996 is as follows:

                                                  Carrying                 Fair
                                                     value(a)             value
-------------------------------------------------------------------------------
Investment securities                               $2,681               $2,691
Loans receivable                                  $381,790             $365,560
Long-term debt                                 $(1,577,277)         $(1,629,527)
Interest rate swaps                                $(1,639)            $(27,969)
Foreign currency
  exchange contracts                                  $806                 $385
Residual, conditional
  commitment and financial
  guarantee contracts                              $(5,068)             $(6,003)
Transfer of receivables with
  recourse                                        $(10,885)            $(11,093)
-------------------------------------------------------------------------------

(a) Carrying value includes accrued interest and deferred fee income.

19.  Quarterly financial data (unaudited)

Summarized quarterly financial data (dollars in millions, except per share data) for 1997 and 1996 follows:

                                                  Three Months Ended
                                       -----------------------------------------
1997                                   March 31    June 30   Sept. 30    Dec. 31
--------------------------------------------------------------------------------
Total revenue                            $  961     $1,006     $1,013     $1,120
Cost of sales and rentals
  and financing                          $  381     $  398     $  405     $  455
Net income                               $  120     $  131     $  128     $  147
================================================================================
Basic earnings per share                 $  .41     $  .45     $  .44     $  .52
================================================================================
Diluted earnings per share               $  .40     $  .45     $  .44     $  .51
================================================================================

                                                  Three Months Ended
                                       -----------------------------------------
1996                                   March 31    June 30   Sept. 30    Dec. 31
--------------------------------------------------------------------------------
Total revenue                            $  906     $  943     $  951     $1,059
Cost of sales and rentals
  and financing                          $  365     $  373     $  382     $  435
Net income                               $  106     $  118     $  117     $  128
================================================================================
Basic earnings per share                 $  .35     $  .40     $  .39     $  .43
================================================================================
Diluted earnings per share               $  .35     $  .39     $  .39     $  .43
================================================================================

--------------------------------------------------------------------------------

Report of Independent Accountants

To the Stockholders and Board of Directors of Pitney Bowes Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Pitney Bowes Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP

PRICE WATERHOUSE LLP
Stamford, Connecticut
January 26, 1998

--------------------------------------------------------------------------------

================================================================================
Stockholder Information
================================================================================

World Headquarters
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700
(203)356-5000
www.pitneybowes.com

Annual Meeting

Stockholders are cordially invited to attend the 1998 Annual Meeting at 9:30 a.m., Monday, May 11, 1998, at Pitney Bowes World Headquarters in Stamford, Connecticut. A notice of the meeting, proxy statement and proxy will be mailed to each stockholder under separate cover.

10-K Report

The Form 10-K report, to be filed by Pitney Bowes with the Securities and Exchange Commission, will provide certain additional information. Stockholders may obtain copies of this report without charge by writing to:

MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700

Stock Exchanges

Pitney Bowes common stock is traded under the symbol "PBI." The principal market it is listed on is the New York Stock Exchange. The stock is also traded on the Chicago, Philadelphia, Boston, Pacific and Cincinnati stock exchanges.

Comments concerning the Annual Report should be sent to:

MSC 6309
Director Investor Communications and Advertising
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700

For lost securities and certificate replacement:

ChaseMellon Shareholder Services LLC
Estoppel Department
PO Box 3317
South Hackensack, NJ 07606-1917

For change of address, account consolidations, legal transfer inquiries, replacement checks, tax information and other inquiries:

ChaseMellon Shareholder Services LLC
PO Box 3315
South Hackensack, NJ 07606-1915

For certificate transfers:

ChaseMellon Shareholder Services LLC
Stock Transfer Department
PO Box 3312
South Hackensack, NJ 07606-1912

For dividend reinvestment information:

The Chase Manhattan Bank
c/o ChaseMellon Shareholder Services LLC
PO Box 3336
South Hackensack, NJ 07606-1936

Transfer Agent and Registrar:

ChaseMellon Shareholder Services LLC
Overpeck Centre
85 Challenger Rd.
Ridgefield, NJ 07660

Stockholders may call:

ChaseMellon Shareholder Services at (800) 648-8170 or Pitney Bowes Stockholder Services at (203) 351-6088 or (203) 351-7200.

Investor Inquiries

All investor inquiries about Pitney Bowes should be addressed to:

MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700

Stock Information (restated to reflect the stock split)

Dividends per common share

Quarter                                                   1997              1996
--------------------------------------------------------------------------------
First                                                     $.20            $.1725
Second                                                     .20             .1725
Third                                                      .20             .1725
Fourth                                                     .20             .1725
--------------------------------------------------------------------------------
Total                                                     $.80            $.6900
================================================================================

Quarterly price ranges of common stock

                                                              1997
Quarter                                                High               Low
--------------------------------------------------------------------------------
First                                                    31 3/4         26 13/16
Second                                                   37 7/16        27 15/16
Third                                                    42 1/2         35
Fourth                                                   45 3/4         37 7/16

                                                              1996
Quarter                                                High               Low
--------------------------------------------------------------------------------
First                                                    25 13/16       20 15/16
Second                                                   25 3/4         23 1/4
Third                                                    27 1/4         21 5/8
Fourth                                                   30 11/16       26 1/4
================================================================================

Trademarks

AddressRight, Arrival, Ascent, DirectNet, DocuMatch, ForwardTrak, Fulfillment, Galaxy, Paragon, Personal Post Office, Postage by Phone, PostPerfect, Smart Image RIP and StreamWeaver are trademarks or service marks of Pitney Bowes Inc.

Business Rewards, Postal Privilege, Purchase Power and ValueMax are service marks of Pitney Bowes Credit Corporation.

OnLine is a trademark of United Parcel Service.



                                                                              47