Form 10-K, Exhibit 13
period 1998-12-31
PITNEY BOWES INC /DE/
filed 1999-03-30
CIK 78814

                                                                    Exhibit (ii)

Management's Discussion and Analysis
Year ended December 31, 1998

Overview

Pitney Bowes Inc. (the company) continues to build on the core activities that support its strong competitive position. We concentrate on products and services that enable us to be the provider of informed mail and messaging management.

The company operates in four reportable segments: Mailing and Integrated Logistics, Office Solutions, Mortgage Servicing and Capital Services.

Mailing and Integrated Logistics includes revenues from the sale and financing of mailing equipment, related supplies and services, and the rental of postage meters. Office Solutions includes revenues from the sale, financing, rental and service of reprographic and facsimile equipment including related supplies, and facilities management services which provides reprographic business support, and other processing functions. Mortgage Servicing provides billing, collecting and processing services for major investors in residential first mortgages. The interest rate environment, however, has caused the company to reexamine the impact of fluctuating rates and prepay patterns on the way the mortgage servicing business is managed. We will explore a range of strategic options to address the changing profile of this business in a way that maximizes value for our shareholders. Capital Services provides large-ticket financing and fee-based programs covering a broad range of products and other financial services to the commercial and industrial markets in the U.S.

As part of the company's strategy to reduce the capital committed to asset-based financing, while increasing fee-based income, the company sold its broker-oriented small-ticket leasing business to General Electric Capital Corporation (GECC), a subsidiary of General Electric Company. As part of the sale, the operations, employees and substantially all the assets of Colonial Pacific Leasing Corporation (CPLC) were transferred to GECC. The company received $790 million at closing, which approximates the book value of the net assets sold or otherwise disposed of and related transaction costs. The transaction is subject to post-closing adjustments. Operating results of CPLC have been reported separately as discontinued operations in the Consolidated Statements of Income. See Note 13 to the consolidated financial statements.

Results of Continuing Operations
1998 Compared to 1997

In 1998, revenue increased 8%, operating profit grew 16%, income from continuing operations grew 12% and diluted earnings per share from continuing operations increased 17% to $2.03 compared with $1.74 for 1997.

                           [BAR GRAPH APPEARS HERE]

Diluted Earnings Per Share from Continuing Operations
-----------------------------------------------------
Dollars

1996    1.50
1997    1.74
1998    2.03


Revenue

(Dollars in millions)                      1998           1997          % change
--------------------------------------------------------------------------------
Mailing and
 Integrated Logistics                    $2,707         $2,552               6%
Office Solutions                          1,216          1,089              12%
Mortgage Servicing                          130             73              77%
Capital Services                            168            206             (18%)
--------------------------------------------------------------------------------
                                         $4,221         $3,920               8%
================================================================================

The revenue increase came from growth in the Mailing and Integrated Logistics, Office Solutions and Mortgage Servicing segments of 6%, 12% and 77%, respectively, over 1997. Volume increases in our U.S. Mailing Systems, Production Mail, U.S. Copier Systems, Facsimile Systems, facilities management and mortgage servicing businesses were the principal cause of the revenue growth. The impact of prices and exchange rates was minimal. The revenue increase was partially offset by an 18% decline in revenue in the Capital Services segment due to our strategy to reduce our external assets and shift to more fee-based revenue streams.

Approximately 75% of our total revenue in 1998 and 1997 is recurring revenue, which we believe is a continuing good indicator of potential repeat business.

Operating profit

(Dollars in millions)                         1998          1997        % change
--------------------------------------------------------------------------------
Mailing and
 Integrated Logistics                         $663          $584             14%
Office Solutions                               235           197             19%
Mortgage Servicing                              37            25             52%
Capital Services                                52            48              7%
--------------------------------------------------------------------------------
                                              $987          $854             16%
================================================================================

Operating profit grew 16% over the prior year compared with growth of 18% in 1997, continuing to reflect our strong emphasis on reducing costs and controlling operating expenses in all our businesses. Another measure of our success in controlling costs and expenses in 1998 and 1997 was that growth in operating profit continued to significantly outpace revenue growth. Operating profit grew 14% in the Mailing and Integrated Logistics segment, 19% in the Office Solutions segment, 52% in the Mortgage Servicing segment and 7% in the Capital Services segment.

The operating profit growth in the Mailing and Integrated Logistics segment came from strong performances by U.S. Mailing Systems, International Mailing, Production Mail and related financing. Strong operating performances by our Facsimile Systems, U.S. Copier Systems and facilities management businesses drove the operating profit growth in the Office Solutions segment. Despite the impact of the declining interest rate environment which resulted in higher amortization and asset impairment charges, Mortgage Servicing had strong operating profit growth. However, as mentioned above, the company will explore a range of strategic options to address the changing profile of the mortgage servicing business in a way that maximizes shareholder value.

                           [BAR GRAPH APPEARS HERE]

Revenue
-------
Dollars in millions
                                1996            1997            1998
                              ------          ------          ------
Sales.....................     1,675           1,834           1,994
Rentals & Financing.......     1,555           1,602           1,711
Support Services..........       466             484             516


Sales revenue increased 9% in 1998 due mainly to strong sales growth in our U.S. Mailing Systems, U.S. Copier Systems, Facsimile Systems and facilities management businesses. The increase in U.S. Mailing Systems was due to the continuing shift to advanced technologies and feature-rich products in the large, medium and entry level mailing machines and in weighing scales. Sales of consumable supplies used in our digital products also had strong growth. Sales growth in our Software Solutions business was driven by strong sales of logistics and print management software. Copier sales growth was driven by our new Smart Image(TM) Plus line of products in the high-end segment plus increased product offerings of digital and color models. Copier supply sales were also higher. For the second consecutive year, Buyers Laboratory has named our copiers as the "Most Outstanding Copier Line," with eight copiers being called "outstanding" in their respective class. The award recognizes reliability, copy quality and ease of use, all factors critical to customer satisfaction. Facsimile supply sales in the U.S. and equipment sales in the U.K. and Canada drove sales growth in the Facsimile Systems business. Increases in contract base and increases in value added services to the existing contract base accounted for the growth in our facilities management business. In total, Financial Services financed 38% and 36% of all sales in 1998 and 1997, respectively. This increase was achieved despite the impact of the increased sales revenue from our facilities management business, which does not use traditional financing services used by our other businesses.

Rentals and financing revenue increased 7% in 1998. Rentals revenue grew 6% driven by growth in the U.S. and the U.K. mailing markets due to the continuing shift to electronic and digital meters. In the U.S., the growth came primarily from continuing placement of the digital desktop Personal Post Office(TM) meter, which is available through various distribution channels such as telemarketing, the Internet and selected retail outlets specializing in business supplies. At the end of 1998, electronic and digital meters represent over 90% of our U.S. meter base, with digital meters representing 35% of all meters in service in the U.S. The company no longer places mechanical meters, which is in line with U.S. Postal Service (USPS) guidelines; such meters are now less than 10% of our U.S. meter population. The growth in U.K. rentals revenue was due to the introduction of the Personal Post Office(TM) meter in that market.

Contribution to rental revenue growth also came from our U.S. and U.K. facsimile markets, driven by an increased rental base of the 33.6 kbps systems such as the 9920 and 9930 models in the U.S.

Financing revenue grew 8%. Revenue increases came from increases in the mortgage servicing business, increased volume of leases of the company's products and from new product offerings such as Purchase Power(SM), Business Rewards(SM) and Postal Privilege(SM). The increase was offset by reduced revenues from the large-ticket external financing business due to asset dispositions in 1998 and prior years in accordance with our strategy.

Support services revenue increased 7% in 1998. U.S. Mailing had increased support service revenue from a larger population of extended maintenance contracts, despite competitive pricing pressures; chargeable service calls were also higher. Production Mail had double-digit growth in support services revenue as their service contract base and on-site contracts increased. U.S. Copier Systems and most of our international mailing units, excluding currency impacts, had increased support services revenue.

Cost of sales

(Dollars in millions)                       1998           1997         % change
--------------------------------------------------------------------------------
                                          $1,146         $1,082               6%
Percentage of
 sales revenue                             57.5%          59.0%

The cost of sales ratio, cost of sales expressed as a percentage of sales revenue, improved for the second consecutive year. The significant improvement in this ratio was achieved principally due to lower product costs, the increased sale of higher margin supplies in our mailing, copier and facsimile businesses and the impact of strategic sourcing initiatives in the U.S. and Europe. The improvement was achieved despite the offsetting effect of increased revenue and costs of the lower-margin facilities management business, where most of its expenses are in cost of sales.

Cost of rentals and financing

(Dollars in millions)                       1998          1997          % change
--------------------------------------------------------------------------------
                                            $517          $451               15%
Percentage of rentals
 and financing revenue                      30.2%         28.2%

Cost of rentals and financing, as a percentage of rentals and financing revenue, increased two percentage points. While the cost of rentals was essentially flat with 1997, the cost of financing increased due to higher costs at our mortgage servicing business. The declining interest rate environment and higher mortgage prepayment activity resulted in larger amortization expenses of mortgage servicing rights, as well as an impairment charge of $10.3 million for the year. The ratio also increased due to lower revenues in the Capital Services segment, reflecting the company's continued focus to reposition this business.

Selling, service and administrative expenses were 34% of revenue in 1998 compared with 35% in 1997. Continued emphasis on controlling expense growth while growing revenues resulted in an improvement in this ratio. This was the sixth consecutive year of improvement in our selling, service and administrative cost to revenue ratio, excluding a charge in 1996 to exit the copier business in Australia. The company is in the process of an enterprise-wide resource planning initiative and has incurred expenses to comply with Year 2000 systems issues, which have partially offset the improvement in this ratio.

                           [BAR GRAPH APPEARS HERE]

Selling, Service and Administrative Rate
(excluding 1996 Australian Charge)

1996    35.4%
1997    34.9%
1998    34.2%


Research and development expenses

(Dollars in millions)                 1998             1997             % change
--------------------------------------------------------------------------------
                                      $101              $89                  13%

Research and development expenses increased 13% in 1998 to $101 million reflecting continued investment in developing new technologies and enhancing features for all our products. The 1998 increase represents expenditures for new digital meters and metering technology, inserting equipment, developing advanced features for production mail equipment, high volume mail sorting equipment and digital delivery technologies.

Net interest expense

(Dollars in millions)                          1998           1997      % change
--------------------------------------------------------------------------------
                                               $149           $155          (3%)

Net interest expense decreased due to lower interest rates and higher interest income, offset in part by higher average borrowings during 1998 compared to 1997. Lower interest expense resulting from utilizing the proceeds from prior year asset sales in our Capital Services segment and the sale of the broker-oriented small-ticket external financing business in 1998, was offset by interest expense on borrowings to fund the continuing stock repurchase program. Our variable and fixed debt mix, after adjusting for the effect of interest rate swaps, was 32% and 68% at December 31, 1998.

Effective tax rate

                                                1998                       1997
--------------------------------------------------------------------------------
                                                34.3%                      34.4%

The effective tax rate of 34.3% in 1998 reflects continued tax benefits from leasing and financing activities and lower taxes attributable to international sourced income. This rate was essentially flat with prior year.

                           [BAR GRAPH APPEARS HERE]

Continuing Operations Margin
Percentage of revenue

1996    12.2%
1997    13.0%
1998    13.5%


Income from continuing operations and diluted earnings per share from continuing operations increased 12% and 17%, respectively, in 1998. The reason for the increase in diluted earnings per share outpacing the increase in income from continuing operations was the company's share repurchase program, under which 11 million shares, 4% of the average common and potential common shares outstanding at the end of 1997, were repurchased in 1998. Income from continuing operations as a percentage of revenue increased to 13.5% in 1998 from 13% in 1997.

                           [BAR GRAPH APPEARS HERE]

Income from Continuing Operations
Dollars in millions

1996    453
1997    509
1998    568


Results of Continuing Operations
1997 Compared to 1996

In 1997, revenue increased 6%, operating profit grew 18%, income from continuing operations grew 12% and diluted earnings per share from continuing operations increased 16% to $1.74 compared with $1.50 for 1996. Revenue growth was 8%, after adjusting for the impacts of strategic actions in Australia, asset sale activity and the strategic shift of the external large-ticket business to more fee-based income sources.

Revenue

(Dollars in millions)                      1997           1996          % change
--------------------------------------------------------------------------------
Mailing and
 Integrated Logistics                    $2,552         $2,402               6%
Office Solutions                          1,089            983              11%
Mortgage Servicing                           73             53              38%
Capital Services                            206            258             (20%)
--------------------------------------------------------------------------------
                                         $3,920         $3,696               6%
================================================================================

The revenue increase came from growth in the Mailing and Integrated Logistics, Office Solutions and Mortgage Servicing segments of 6%, 11% and 38%, respectively, over 1996. Volume increases in our U.S. Mailing Systems, Production Mail, U.S. Copier Systems, Facsimile Systems, facilities management and mortgage servicing businesses were the principal cause of the revenue growth. The impact of prices and exchange rates was minimal. The revenue increase was partially offset by a 20% decline in revenue in the Capital Services segment due to our strategy to reduce our external assets and shift to more fee-based revenue streams. The reduction of Capital Services assets included the effect of the agreement with GATX Capital, more fully discussed under Other Matters. Excluding the impact of planned asset sales, revenue in the Capital Services segment would have declined by 12%.

Approximately 75% of our total revenue in 1997 and 1996 is recurring revenue, which we believe is a good indicator of potential repeat business.

Operating profit

(Dollars in millions)                        1997          1996         % change
--------------------------------------------------------------------------------
Mailing and
 Integrated Logistics                        $584          $477             22%
Office Solutions                              197           172             15%
Mortgage Servicing                             25            14             79%
Capital Services                               48            60            (21%)
--------------------------------------------------------------------------------
                                             $854          $723             18%
================================================================================

Operating profit grew 18% over the prior year, continuing to reflect our strong emphasis on reducing costs and controlling operating expenses in all our businesses. Another measure of our success in controlling costs and expenses in 1997 and 1996 was that growth in operating profit continued to significantly outpace revenue growth, excluding the 1996 charge for exiting the Australian copier business. Operating profit grew 22% in the Mailing and Integrated Logistics segment, 15% in the Office Solutions segment 79% in the Mortgage Servicing segment and declined 21% in the Capital Services segment. Excluding the 1996 charge for exiting the Australian copier business, operating profit growth would have been 13%, with the Mailing and Integrated Logistics segment operating profit growth at 15%.

The operating profit growth in the Mailing and Integrated Logistics and Office Solutions segments came from strong performances by U.S. Mailing Systems, Facsimile Systems and U.S. Copier Systems. In the Capital Services segment, operating profit declined due to a planned reduction in the company's large-ticket external portfolio. Operating profit in this segment included the impacts of a charge for costs and asset valuation related to the agreement announced in August 1997 with GATX Capital (see Other Matters) and external large-ticket asset sales in 1996. Excluding these items, operating profit in the Capital Services segment would have increased 10%.

Sales revenue increased 9% in 1997 due mainly to strong equipment sales in U.S. Mailing Systems and U.S. Copier Systems, higher supplies revenue at Facsimile Systems and increased sales of the facilities management business. The increase in U.S. Mailing Systems' revenue is due mainly to customers' conversion to more advanced technologies, with feature-rich products and services driven by meter migration (see Regulatory Matters). The increase in U.S. Copier Systems was due to solid equipment sales paced by the introduction of six new products, the phased rollout of the color and digital copier systems and the introduction of the Smart Image(TM) RIP controllers that allow a color copier to function as a high-quality color printer. Buyers Laboratory named the Pitney Bowes copier line as "Line of the Year," with a record seven Pitney Bowes copiers named "Picks of the Year," the most by any copier vendor in the history of the award. The award is based on factors that are critical to customer productivity, satisfaction and value such as reliability, copy quality and ease of use. Facsimile Systems' sales revenue increased due to higher supplies revenue resulting from strong demand for plain paper cartridges. Increased sales of the facilities management business were due primarily to the continued expansion of our commercial contract base. In total, Financial Services financed 36% and 39% of all sales in 1997 and 1996, respectively. This decrease is due mainly to the impact of increased sales revenue from our facilities management business, which does not use traditional financing services used by our other businesses.

Rentals and financing revenue increased 3% from 1996. Rentals revenue increased 5% from 1996 due mainly to rapid growth in the base of electronic and digital meters. This resulted from the conversion of U.S. Mailing Systems' customers to more advanced technology and new distribution channels such as the availability of the digital desktop Personal Post Office(TM) meter via the Internet and selected retail outlets specializing in business supplies. By the end of 1997, 75% of the company's U.S. meter base was made up of electronic and digital meters, with approximately 25% made up of advanced technology digital meters. Rentals revenue in 1997 no longer included the administrative revenue associated with the trust fund, because the USPS took control of the fund in 1996.

Double-digit contributions to rentals revenue growth came from our U.S. and U.K. facsimile businesses, driven by an increased rental base of advanced products introduced in 1997, such as model 9830, selected as the "Best Plain Paper Fax Machine" by the American Facsimile Association, and model 9910.

Financing revenue, adjusted for planned asset sales, grew 5% in 1997 on increased volume of leases of Pitney Bowes products and new product offerings such as Purchase Power(SM). Including the impact of asset sales, which generated more revenues in 1996 than in 1997, financing revenue grew 1% in 1997.

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

Cost of sales

(Dollars in millions)                       1997           1996         % change
--------------------------------------------------------------------------------
                                          $1,082         $1,025               5%
Percentage of
 sales revenue                              59.0%          61.2%

Cost of sales decreased to 59% of sales revenue in 1997 compared to 61% in 1996. This improvement was driven by lower product costs, increased sales of high margin supplies and the effect of a stronger dollar on equipment purchases. The improvement was achieved despite the offsetting effect of increased revenue and costs of the lower-margin facilities management business, where most of its expenses are included in cost of sales.

Cost of rentals and financing

(Dollars in millions)                       1997          1996          % change
--------------------------------------------------------------------------------
                                            $451          $435                4%
Percentage of rentals
 and financing revenue                      28.2%         28.0%

Cost of rentals and financing remained flat at 28% of related revenues for 1997. This ratio remained unchanged despite the lower costs in 1996 as a result of not placing mechanical meters and the additional depreciation expense in 1997 from increased placements of electronic and digital meters. Cost of rentals and financing in 1997 also includes the charge for costs and asset valuation related to the agreement with GATX Capital (see Other Matters).

Selling, service and administrative expenses were 35% of revenue in 1997 compared with 36% in 1996. The ratio in 1996 included the impact of a $30 million charge resulting from the company's decision to exit the Australian copier business. Excluding this charge, the ratio in 1996 would have been 35%. Improvement in this ratio is due primarily to our continued emphasis on controlling operating expenses while growing revenue. This was our fifth consecutive year of an improving expense-to-revenue ratio, after adjusting for the charge described above.

Research and development expenses

(Dollars in millions)                             1997        1996     % change
--------------------------------------------------------------------------------
                                                   $89         $82           9%

Research and development expenses increased 9% in 1997. This increase demonstrates the company's continued commitment to developing new technologies across all our product lines. specifically, the increase relates to the development of new digital meters, advanced technology mailing and inserting machines and software products.

Net interest expense

(Dollars in millions)                      1997           1996          % change
--------------------------------------------------------------------------------
                                           $155           $157              (1%)

Net interest expense decreased 1% due mainly to lower average borrowings during 1997. Our variable and fixed rate debt mix, after adjusting for the effect of interest rate swaps, was 48% to 52%, respectively, at December 31, 1997. As more fully discussed in the Liquidity and Capital Resources section, the company and its finance subsidiary issued additional debt in January 1998. Including this debt, our variable and fixed rate debt mix at December 31, 1997 would have been 38% and 62%, respectively.

Effective tax rate

                                                1997                       1996
--------------------------------------------------------------------------------
                                                34.4%                      31.1%

The effective tax rate was 34.4% for 1997 compared with 31.1% for 1996. The tax benefit associated with the company's actions in

Australia and the related write-off of our Australian investment was primarily responsible for the low rate in 1996. Excluding this benefit, the 1996 effective tax rate would have been 34.1%.

Income from continuing operations and diluted earnings per share from continuing operations increased 12% and 16%, respectively, in 1997. The reason for the increase in diluted earnings per share outpacing the increase in income from continuing operations was the company's share repurchase program, under which
17.9 million shares, 6% of the average common and potential common shares outstanding at the end of 1996, were repurchased in 1997. Income from continuing operations as a percentage of revenue increased to 13.0% in 1997 from 12.2% in 1996.

Other Matters

On October 30, 1998, Colonial Pacific Leasing Corporation (CPLC), a wholly-owned subsidiary of the company, transferred the operations, employees and substantially all assets related to its broker-oriented external financing business to General Electric Capital Corporation (GECC), a subsidiary of the General Electric Company. The company received approximately $790 million at closing, which approximates the book value of the net assets sold or otherwise disposed of and related transaction costs. No gain or loss has been recognized on this transaction. The transaction is subject to post-closing adjustments pursuant to the terms of the purchase agreement with GECC.

On August 21, 1997, the company entered into an agreement with GATX Capital Corporation (GATX Capital), a subsidiary of GATX Corporation, which reduced the company's external large-ticket finance portfolio by approximately $1.1 billion. This represented approximately 50% of the company's external large-ticket portfolio and reflects the company's ongoing strategy of focusing on fee-and service-based revenue rather than asset-based income.

Under the terms of the agreement, the company transferred external large-ticket finance assets through a sale to GATX Capital and an equity investment in a limited liability company owned by GATX Capital and the company. The company received approximately $863 million in net cash relating to this transaction during 1997 and 1998. At December 31, 1998, the company retained approximately $166 million of equity investment in a limited liability company along with GATX Capital.

Accounting Changes

In 1997, the company adopted Statement of Financial Accounting Standards (FAS) No. 128, "Earnings per Share." The company discloses basic and diluted earnings per share (EPS) on the face of the Consolidated Statements of Income and a reconciliation of the basic and diluted EPS computation is presented in Note 10 to the consolidated financial statements.

In 1998, the company adopted FAS No. 130, "Reporting Comprehensive Income." The company has disclosed all non-owner changes in equity in the Consolidated Statements of Stockholders' Equity. Prior periods have been restated for comparability purposes.

In 1998, the company adopted FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Under FAS 131, the company has four reportable segments: Mailing and Integrated Logistics, Office Solutions, Mortgage Servicing and Capital Services. See Note 17 to the consolidated financial statements.

In 1998, the company adopted FAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." FAS 132 revises the company's disclosures about pension and other postretirement benefit plans. See Note 12 to the consolidated financial statements.

In June 1998, FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 (January 1, 2000 for the company) and requires that an entity recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in the fair value of those instruments will be reflected as gains or losses. The accounting for the gains and losses depends on the intended use of the derivative and the resulting designation. The company is currently evaluating the impact of this statement.

Liquidity and Capital Resources

Our ratio of current assets to current liabilities improved to .92 to 1 at December 31, 1998, compared to .74 to 1 at December 31,1997.

                           [BAR GRAPH APPEARS HERE]

Current Ratio

1996    .68
1997    .74
1998    .92


To control the impact of interest rate swings on our business, we use a balanced mix of debt maturities, variable and fixed rate debt and interest rate swap agreements. In 1998, we entered into interest rate swap agreements, primarily through our financial services business. Swap agreements are used to fix or obtain lower interest rates on commercial loans than we would otherwise have been able to get without the swap.

The ratio of total debt to total debt and stockholders' equity was 66.6% at December 31, 1998, versus 64.2% at December 31, 1997, including the preferred stockholders' equity in a subsidiary company as debt. Excluding the preferred stockholders' equity in a subsidiary company from debt, the ratio of total debt to total debt and stockholders' equity was 64.4% at December 31, 1998, versus 62.0% at December 31, 1997. The $578 million repurchase of

11.0 million shares of common stock in 1998 increased this ratio. The company's strong results and proceeds from the sale of its broker-oriented external small-ticket leasing business and other external leasing assets partially offset the increase in this ratio.

As part of the company's non-financial services shelf registrations, a medium-term note facility exists permitting issuance of up to $500 million in debt securities with a minimum maturity of nine months, all of which remained available at December 31, 1998. On January 22, 1998, the company issued notes amounting to $300 million available under a prior shelf registration. These unsecured notes bear annual interest at 5.95% and mature in February 2005. The notes are redeemable earlier at the company's option. The net proceeds from these notes were used for general corporate purposes, including the repayment of short-term debt.

On January 16, 1998, Pitney Bowes Credit Corporation (PBCC), a wholly-owned subsidiary of the company, issued notes amounting to $250 million available under a prior shelf registration. These unsecured notes bear annual interest at 5.65% and mature in January 2003. The proceeds were used to meet PBCC's financing needs during 1998. On July 15, 1998, PBCC filed a shelf registration statement with the Securities and Exchange Commission (SEC) for the issuance of debt securities up to $750 million.

On September 30, 1998, certain partnerships controlled by affiliates of PBCC issued a total of $282 million of Series A and Series B Secured Floating Rate Senior Notes (the notes). The notes are due in 2001 and bear interest at a floating rate of LIBOR plus .65 percent, set as of the quarterly interest payment dates. The proceeds from the notes were used to purchase subordinated debt obligations from the company (PBI Obligations). The PBI Obligations have a principal amount of $282 million and bear interest at a floating rate of LIBOR plus one percent, set as of the notes' quarterly interest payment dates. The proceeds from the PBI Obligations were used for general corporate purposes, including the repayment of short-term debt.

In July 1996, PBCC issued $300 million of medium-term notes: $200 million at 6.54% due in July 1999 and $100 million at 6.78% due in July 2001. In September 1996, PBCC issued $200 million of medium-term notes: $100 million at 6.305% due in October 1998 and $100 million at 6.8% due in October 2001.

To help us better manage our international cash and investments, in June 1995 and April 1997, Pitney Bowes International Holdings, Inc. (PBIH), a subsidiary of the company, issued $200 million and $100 million, respectively, of variable term, voting preferred stock (par value $.01) representing 25% of the combined voting power of all classes of its outstanding capital stock, to outside institutional investors in a private placement. The remaining 75% of the voting power is held directly or indirectly by Pitney Bowes Inc. The preferred stock is recorded on the Consolidated Balance Sheets as "Preferred Stockholders' Equity in a Subsidiary Company." We used the proceeds of these transactions to pay down short-term debt. We have an obligation to pay cumulative dividends on this preferred stock at rates that are set at auction. The auction periods are generally 49 days, although they may increase in the future. The weighted average dividend rate in 1998 and 1997 was 4.1%. Dividends are recorded in the Consolidated Statements of Income as minority interest, and are included in selling, service and administrative expenses. On December 31, 1998, the company sold 9.11% Cumulative Preferred Stock, mandatorily redeemable in 20 years, in a subsidiary company to an institutional investor for approximately $10 million.

At December 31, 1998, the company had unused lines of credit and revolving credit facilities of $1.5 billion (including $1.2 billion at its financial services businesses) in the U.S. and $58.8 million outside the U.S., largely supporting commercial paper debt. We believe our financing needs for the next 12 months can be met with cash generated internally, money from existing credit agreements, debt issued under new shelf registration statements and existing commercial and medium-term note programs. Information on debt maturities is presented in Note 6 to the consolidated financial statements.

Total financial services assets decreased to $5.2 billion at December 31, 1998, down 5.7% from $5.5 billion in 1997. To fund finance assets, borrowings were $2.8 billion in 1998 and $3.3 billion in 1997. Approximately $.4 billion and $1.1 billion in cash was generated from the sale of finance assets in 1998 and 1997, respectively. We used the money to pay down debt, repurchase shares and fund new business development.

In October 1997, the Board of Directors declared a two-for-one split of the company's common stock. The split was effected through a dividend of one share of common stock for each common share outstanding. The company distributed the stock dividend on or about January 16, 1998, for each share held of record at the close of business December 29, 1997.

Market Risk

The company is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing, funding and mortgage servicing activities and its operations in different foreign currencies.

The company's objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the company uses a balanced mix of debt maturities and variable and fixed rate debt together with interest rate swaps to fix or lower interest expense. The company's mortgage servicing business, in particular the assets associated with the purchase of the right to service mortgage loans for others, known as mortgage servicing rights
(MSRs), is sensitive to interest rate changes. Since MSRs represent the right to service mortgage loans, a decline in interest rates and the resulting actual or probable increases in mortgage prepayments shortens the expected life of the MSR asset and reduces its economic value. To mitigate the risk of declining long-term interest rates, higher-than-expected mortgage prepayments and the potential impairment of the MSRs, the company uses interest rate swaps and floors tied to yields on ten-year constant maturity interest rate swaps.

The company's objective in managing the exposure to foreign currency fluctuations is to reduce the volatility in earnings and cash flows associated with foreign exchange rate changes. Accordingly, the company enters into various contracts, which change in value as foreign exchange rates change, to protect the value of external and intercompany transactions in foreign currencies. The principal currencies hedged are the British pound, Canadian dollar, Japanese yen and Australian dollar.

The company employs established policies and procedures governing the use of financial instruments to manage its exposure to such risks. The company does not enter into foreign currency or interest rate transactions for speculative purposes. The gains and losses on these contracts offset changes in the value of the related exposures.

The company utilizes a "Value-at-Risk" (VaR) model to determine the maximum potential loss in fair value from changes in market conditions. The VaR model utilizes a "variance/co-variance" approach and assumes normal market conditions, a 95% confidence level and a one-day holding period. The model includes all of the company's debt and all interest rate and foreign exchange derivative contracts. Anticipated transactions, firm commitments, and receivables and accounts payable denominated in foreign currency, which certain of these instruments are intended to hedge, were excluded from the model.

The VaR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by the company, nor does it consider the potential effect of favorable changes in market factors.

At December 31, 1998, the company's maximum potential one-day loss in fair value of the company's exposure to foreign exchange rates and interest rates, using the variance/co-variance technique described above, was not material.

Year 2000

In 1997, the company established a formal worldwide program to identify and resolve the impact of the Year 2000 date processing issue on the company's business systems, products and supporting infrastructure. This included a comprehensive review of the company's information technology (IT) and non-IT systems, software and embedded processors. The program structure has strong executive sponsorship and consists of a Year 2000 steering committee of senior business and technology management, a Year 2000 program office of full-time project management, and subject matter experts and dedicated business unit project teams. The company has also engaged independent consultants to perform periodic program reviews and assist in systems assessment and test plan development.

The program encompasses the following phases: an inventory of affected technology and critical third party suppliers, an assessment of Year 2000 readiness, resolution, unit and integrated testing and contingency planning. The company completed its worldwide inventory and assessment of all business systems, products and supporting infrastructure. Required modifications were substantially completed by year-end 1998. Tests are performed as software is remediated, upgraded or replaced. Integrated testing is expected to be complete by mid-1999.

As part of ongoing product development efforts, the company's recently introduced products are Year 2000 compliant. Over 95% of our installed product base, including all postage meters and copier and facsimile systems, are already Year 2000 compliant. For products not yet compliant, upgrades or replacements will be available by mid-1999. Detailed product compliance information is available on the company's Web site (www.pitneybowes.com/year2000).

The company relies on third parties for many systems, products and services. The company could be adversely impacted if third parties do not make necessary changes to their own systems and products successfully and in a timely manner. We have established a formal process to identify, assess and monitor the Year 2000 readiness of critical third parties. This process includes regular meetings with critical suppliers, including telecommunication carriers and utilities, as well as business partners, including postal authorities. Although there are no known problems at this time, the company is unable to predict with certainty whether such third parties will be able to address their Year 2000 problems on a timely basis.

The company estimates the total cost of the worldwide program from inception in 1997 through the Year 2000 to be approximately $38 million to $42 million, of which approximately $20 million was incurred through December 31,1998. These costs, which are funded through the company's cash flows, include both internal labor costs as well as consulting and other external costs. These costs are incorporated in the company's budgets and are being expensed as incurred.

The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from uncertainty about the Year 2000 readiness of third parties, the company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the company's results of operations, liquidity or financial condition. However, the company continues to evaluate its Year 2000 risks and is developing contingency plans to mitigate the impact of any potential Year 2000 disruptions. We expect to complete our contingency plans by the second quarter of 1999.

Capital Investment

During 1998, net investments in fixed assets included net additions of $91 million to property, plant and equipment and $207 million to rental equipment and related inventories, compared with $98 million and $146 million, respectively, in 1997. These additions included expenditures for normal plant and manufacturing equipment. In the case of rental equipment, the additions included the production of postage meters and the purchase of facsimile and copier equipment for new placements and upgrade programs.

At December 31, 1998, commitments for the acquisition of property, plant and equipment reflected plant and manufacturing equipment improvements as well as rental equipment for new and replacement programs.

Legal, Environmental and Regulatory Matters

Legal In the course of normal business, the company is occasionally party to lawsuits. These may involve litigation by or against the company relating to, among other things:


 . contractual rights under vendor, insurance or other contracts

 . intellectual property or patent rights

 . equipment, service or payment disputes with customers

 . disputes with employees


We are currently a plaintiff or a defendant in a number of lawsuits, none of which should have, in the opinion of management and legal counsel, a material adverse effect on the company's financial position or results of operations.

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

The administrative and court proceedings referred to above are in different states. It is impossible for us to estimate with any certainty the total cost of remediating, the timing or extent of remedial actions which may be required by governmental authorities, or the amount of liability, if any, we might have. If and when it is possible to make a reasonable estimate of our liability in any of these matters, we will make a financial provision as appropriate. Based on the facts we presently know, we believe that the outcome of any current proceeding will not have a material adverse effect on our financial condition or results of operations.

Regulation In May 1996, the USPS issued a proposed schedule for the phaseout of mechanical meters in the U.S. Between May 1996 and March 1997, the company worked with the USPS to negotiate a revised mechanical meter migration schedule.

The final schedule agreed to with the USPS is as follows:

 . As of June 1, 1996, new placements of mechanical meters would no longer be permitted; replacements of mechanical meters previously licensed to customers would be permitted prior to the applicable suspension date for that category of mechanical meter.

 . As of March 1, 1997, use of mechanical meters by persons or firms who process mail for a fee would be suspended and would have to be removed from service.

 . As of December 31, 1998, use of mechanical meters that interface with mail machines or processors ("systems meters") would be suspended and would have to be removed from service.

 . As of March 1, 1999, use of all other mechanical meters ("stand-alone meters") would be suspended and have to be removed from service.

As a result of the company's aggressive efforts to meet the USPS mechanical meter migration schedule combined with the company's ongoing and continuing investment in advanced postage evidencing technologies, mechanical meters represent less than 10% of the company's installed U.S. meter base at December 31, 1998, compared with 25% at December 31, 1997. At December 31, 1998, over 90% of the company's installed U.S. meter base is electronic or digital, compared to 75% at December 31, 1997. The company continues to work in close cooperation with the USPS, to convert those mechanical meter customers who have not migrated to digital or electronic meters by the applicable USPS deadline.

In May 1995, the USPS publicly announced its concept of its Information Based Indicia Program (IBIP) for future postage evidencing devices. As initially stated by the USPS, the purpose of the program was to develop a new standard for future digital postage evidencing devices which significantly enhanced postal revenue security and supported expanded USPS value-added services to mailers. The program would consist of the development of four separate specifications:

 . the Indicium specification--the technical specifications for the indicium to be printed

 . a Postal Security Device specification--the technical specification for the device that would contain the accounting and security features of the system

 . a Host specification

 . a Vendor Infrastructure specification

In July 1996, the USPS published for public comment draft specifications for the Indicium, Postal Security Device and Host specifications. The company submitted extensive comments to these four specifications. In March 1997, the USPS published for public comment the Vendor Infrastructure specification.

In August 1998, the USPS published for public comment a consolidated and revised set of IBIP specifications entitled "Performance Criteria for Information Based Indicia and Security Architecture for IBI Postage Metering Systems" (the IBI Performance Criteria). The IBI

Performance Criteria consolidated the four aforementioned IBIP specifications and incorporated many of the comments previously submitted by the company. The company submitted comments to the IBI Performance Criteria on November 30, 1998.

As of December 31, 1998, the company is in the process of finalizing the development of a PC product which satisfies the proposed IBI Performance Criteria. This product is currently undergoing beta testing and is expected to be ready for market upon final approval from the USPS.

Effects of Inflation and Foreign Exchange

Inflation, although moderate in recent years, continues to affect worldwide economies and the way companies operate. It increases labor costs and operating expenses, and raises costs associated with replacement of fixed assets such as rental equipment. Despite these growing costs and the USPS meter migration initiatives, the company has generally been able to maintain profit margins through productivity and efficiency improvements, continual review of both manufacturing capacity and operating expense level and, to an extent, price increases.

Although not affecting income, deferred translation gains and (losses) amounted to $(25) million, $(32) million and $16 million in 1998, 1997 and 1996, respectively. In 1998, the translation loss resulted principally from the weakening Canadian dollar throughout 1998. In 1997, the translation loss resulted from the strengthening of the U.S. dollar against most other currencies except for the British pound. In 1996, the translation gains resulted primarily from the strengthening of the British pound and the Canadian dollar.

The results of the company's international operations are subject to currency fluctuations, and we enter into foreign exchange contracts for purposes other than trading primarily to minimize our risk of loss from such fluctuations. Exchange rates can impact settlement of our intercompany receivables and payables that result from transfers of finished goods inventories between our affiliates in different countries, and intercompany loans.

At December 31, 1998, the company had approximately $291 million of foreign exchange contracts outstanding, most of which mature in 1999, to buy or sell various currencies. Risks arise from the possible non-performance by counterparties in meeting the terms of their contracts and from movements in securities values, interest and/or exchange rates. However, the company does not anticipate non-performance by the counterparties as they are composed of a number of major international financial institutions. Maximum risk of loss on these contracts is limited to the amount of the difference between the spot rate at the date of the contract delivery and the contracted rate.

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

Forward-Looking Statements

The company wants to caution readers that any forward-looking statements (those which talk about the company's or management's current expectations as to the future) in this Annual Report or made by the company management involve risks and uncertainties which may change based on various important factors. Some of the factors which could cause future financial performance to differ materially from the expectations as expressed in any forward-looking statement made by or on behalf of the company include:

 . changes in postal regulations

 . timely development and acceptance of new products

 . success in gaining product approval in new markets where regulatory approval is required

 . successful entry into new markets

 . mailers' utilization of alternative means of communication or competitors' products

 . our success at managing customer credit risk

 . changes in interest rates

 . the impact of the Year 2000 issue, including the effects of third parties' inabilities to address the Year 2000 problem as well as the company's own readiness

Summary of Selected Financial Data
(Dollars in thousands, except per share data)

                                                                        Years ended December 31
                                          ---------------------------------------------------------------------------------
                                                   1998             1997             1996             1995             1994
---------------------------------------------------------------------------------------------------------------------------
Total revenue                                $4,220,517       $3,920,013       $3,695,550       $3,426,275       $3,176,896
Costs and expenses                            3,356,340        3,144,486        3,038,380        2,828,804        2,654,921
Nonrecurring items, net                              --               --               --               --          (25,366)
---------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
 before income taxes                            864,177          775,527          657,170          597,471          547,341
Provision for income taxes                      296,236          266,525          204,561          204,013          210,410
---------------------------------------------------------------------------------------------------------------------------
Income from continuing operations               567,941          509,002          452,609          393,458          336,931
Discontinued operations                           8,453           17,025           16,804          189,682           56,660
Effect of accounting changes                         --               --               --               --         (119,532)
---------------------------------------------------------------------------------------------------------------------------
Net income                                   $  576,394       $  526,027       $  469,413       $  583,140       $  274,059
===========================================================================================================================
Basic earnings per share:
   Continuing operations                          $2.07            $1.76            $1.51            $1.30            $1.08
   Discontinued operations                          .03              .06              .06              .63              .18
   Effect of accounting changes                      --               --               --               --             (.38)
---------------------------------------------------------------------------------------------------------------------------
   Net income                                     $2.10            $1.82            $1.57            $1.93            $ .88
===========================================================================================================================
Diluted earnings per share:
   Continuing operations                          $2.03            $1.74            $1.50            $1.29            $1.07
   Discontinued operations                          .03              .06              .06              .62              .18
   Effect of accounting changes                      --               --               --               --             (.38)
---------------------------------------------------------------------------------------------------------------------------
   Net income                                     $2.06            $1.80            $1.56            $1.91            $ .87
===========================================================================================================================
Total dividends on common, preference
 and preferred stock                           $247,484         $231,392         $206,115         $181,657         $162,714
Dividends per share of common stock                $.90             $.80             $.69             $.60             $.52
Average common and potential common
 shares outstanding                         279,656,603      292,517,116      301,303,356      304,739,952      315,485,784
Balance sheet at December 31
Total assets                                 $7,661,039       $7,893,389       $8,155,722       $7,844,648       $7,399,720
Long-term debt                               $1,712,937       $1,068,395       $1,300,434       $1,048,515         $779,217
Capital lease obligations                        $8,384          $10,142          $12,631          $14,241          $23,147
Stockholders' equity                         $1,648,002       $1,872,577       $2,239,046       $2,071,100       $1,745,069
Book value per common share                       $6.09            $6.69            $7.56            $6.90            $5.76
Ratios
profit margin -- continuing operations:
 Pretax earnings                                   20.5%            19.8%            17.8%            17.4%            17.2%
 After-tax earnings                                13.5%            13.0%            12.2%            11.5%            10.6%
Return on stockholders' equity --
 before accounting changes                         35.0%            28.1%            21.0%            28.2%            22.6%
Debt to total capital                              66.6%            64.2%            60.5%            62.2%            66.3%
Other
Common stockholders of record                    32,210           31,092           32,258           32,859           31,226
Total employees                                  31,299           29,645           28,412           27,536           32,635
Postage meters in service in the U.S.,
 U.K. and Canada                              1,586,783        1,561,668        1,494,157        1,517,806        1,480,692

See notes, pages 40 through 57

Consolidated Statements of Income
(Dollars in thousands, except per share data)

                                                                                              Years ended December 31
                                                                          ---------------------------------------------------------
                                                                                 1998                   1997                   1996
-----------------------------------------------------------------------------------------------------------------------------------
Revenue from:
 Sales                                                                     $1,993,546             $1,834,057             $1,675,090
 Rentals and financing                                                      1,711,468              1,602,400              1,554,709
 Support services                                                             515,503                483,556                465,751
-----------------------------------------------------------------------------------------------------------------------------------
   Total revenue                                                            4,220,517              3,920,013              3,695,550
-----------------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
 Cost of sales                                                              1,146,404              1,081,537              1,025,250
 Cost of rentals and financing                                                517,167                451,090                434,625
 Selling, service and administrative                                        1,442,730              1,367,862              1,340,276
 Research and development                                                     100,806                 89,463                 81,726
 Interest expense                                                             168,558                162,993                163,176
 Interest income                                                              (19,325)                (8,459)                (6,673)
-----------------------------------------------------------------------------------------------------------------------------------
   Total costs and expenses                                                 3,356,340              3,144,486              3,038,380
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before
 income taxes                                                                 864,177                775,527                657,170
Provision for income taxes                                                    296,236                266,525                204,561
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                             567,941                509,002                452,609
Income, net of income tax, from
 discontinued operations                                                        8,453                 17,025                 16,804
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                 $  576,394             $  526,027             $  469,413
===================================================================================================================================
Basic earnings per share:
 Income from continuing operations                                              $2.07                  $1.76                  $1.51
 Discontinued operations                                                          .03                    .06                    .06
-----------------------------------------------------------------------------------------------------------------------------------
 Net income                                                                     $2.10                  $1.82                  $1.57
===================================================================================================================================
Diluted earnings per share:
 Income from continuing operations                                              $2.03                  $1.74                  $1.50
 Discontinued operations                                                          .03                    .06                    .06
-----------------------------------------------------------------------------------------------------------------------------------
 Net income                                                                     $2.06                  $1.80                  $1.56
===================================================================================================================================

See notes, pages 40 through 57

Consolidated Balance Sheets
(Dollars in thousands, except share data)

                                                                                                                  December 31
                                                                                                      -----------------------------
                                                                                                             1998              1997
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                                                                             $  125,684        $  137,073
 Short-term investments, at cost which approximates market                                                  3,302             1,722
 Accounts receivable, less allowances: 1998, $24,665; 1997, $21,129                                       382,406           348,792
 Finance receivables, less allowances: 1998, $51,232; 1997, $54,170                                     1,400,786         1,546,542
 Inventories                                                                                              266,734           249,207
 Other current assets and prepayments                                                                     330,051           222,106
-----------------------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                                 2,508,963         2,505,442
Property, plant and equipment, net                                                                        477,476           497,261
Rental equipment and related inventories, net                                                             806,585           788,035
Property leased under capital leases, net                                                                   3,743             4,396
Long-term finance receivables, less allowances: 1998, $79,543; 1997, $78,138                            1,999,339         2,581,349
Investment in leveraged leases                                                                            827,579           727,783
Goodwill, net of amortization: 1998, $47,514; 1997, $40,912                                               222,980           203,419
Other assets                                                                                              814,374           585,704
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                           $7,661,039        $7,893,389
===================================================================================================================================
Liabilities and stockholders' equity
Current liabilities:
 Accounts payable and accrued liabilities                                                              $  898,548        $  878,759
 Income taxes payable                                                                                     194,443           147,921
 Notes payable and current portion of long-term obligations                                             1,259,193         1,982,988
 Advance billings                                                                                         369,628           363,565
-----------------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                            2,721,812         3,373,233
Deferred taxes on income                                                                                  920,521           905,768
Long-term debt                                                                                          1,712,937         1,068,395
Other noncurrent liabilities                                                                              347,670           373,416
-----------------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                                    5,702,940         5,720,812
-----------------------------------------------------------------------------------------------------------------------------------
Preferred stockholders' equity in a subsidiary company                                                    310,097           300,000
Stockholders' equity:
 Cumulative preferred stock, $50 par value, 4% convertible                                                     34                39
 Cumulative preference stock, no par value, $2.12 convertible                                               2,031             2,220
 Common stock, $1 par value (480,000,000 shares authorized; 323,337,912 shares issued)                    323,338           323,338
 Capital in excess of par value                                                                            16,173            28,028
 Retained earnings                                                                                      3,073,839         2,744,929
 Accumulated other comprehensive income                                                                   (88,217)          (63,348)
 Treasury stock, at cost (52,959,537 shares)                                                           (1,679,196)       (1,162,629)
-----------------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                                           1,648,002         1,872,577
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                             $7,661,039        $7,893,389
===================================================================================================================================

See notes, pages 40 through 57

Consolidated Statements of Cash Flows
(Dollars in thousands)

                                                                                                       Years ended December 31
                                                                                              -------------------------------------
                                                                                                   1998          1997          1996
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                                                                    $576,394      $526,027      $469,413
 Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                                                361,333       300,086       278,168
   Net change in the strategic focus initiative                                                      --            --       (16,826)
   Increase in deferred taxes on income                                                          64,805       185,524       106,298
   Change in assets and liabilities:
    Accounts receivable                                                                         (32,658)      (11,295)       49,187
    Net investment in internal finance receivables                                             (219,141)     (184,709)     (225,565)
    Inventories                                                                                 (11,522)       30,526        35,256
    Other current assets and prepayments                                                        (18,431)      (58,135)      (14,467)
    Accounts payable and accrued liabilities                                                     47,454        33,622        43,125
    Income taxes payable                                                                         46,909       (62,910)      (21,281)
    Advance billings                                                                              8,489        33,607        16,715
   Other, net                                                                                   (56,514)      (77,238)      (28,543)
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                                    767,118       715,105       691,480
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Short-term investments                                                                          (1,655)         (388)          548
 Net investment in fixed assets                                                                (298,415)     (244,065)     (271,972)
 Net investment in external finance receivables                                                 (83,987)      664,492        50,494
 Investment in leveraged leases                                                                (109,217)      (95,600)      (63,320)
 Investment in mortgage servicing rights                                                       (206,464)     (110,014)      (50,407)
 Proceeds from sales of subsidiary                                                              789,936            --            --
 Other investing activities                                                                      (8,004)          455        (9,493)
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) investing activities                                           82,194       214,880      (344,150)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 (Decrease) increase in notes payable, net                                                     (696,157)       89,536      (467,838)
 Proceeds from long-term obligations                                                            837,847            --       500,000
 Principal payments on long-term obligations                                                   (234,182)     (256,326)      (12,181)
 Proceeds from issuance of stock                                                                 49,521        33,396        31,201
 Stock repurchases                                                                             (578,464)     (662,758)     (144,475)
 Proceeds from preferred stock issued by a subsidiary                                            10,097       100,000            --
 Dividends paid                                                                                (247,484)     (231,392)     (206,115)
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash used in financing activities                                                       (858,822)     (927,544)     (299,408)
-----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                          (1,879)         (639)        1,997
-----------------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                                                (11,389)        1,802        49,919
Cash and cash equivalents at beginning of year                                                  137,073       135,271        85,352
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                       $125,684      $137,073      $135,271
===================================================================================================================================
Interest paid                                                                                  $187,339      $203,870      $204,596
===================================================================================================================================
Income taxes paid, net                                                                         $172,638      $159,854      $111,176
===================================================================================================================================

See notes, pages 40 through 57

Consolidated Statements of Stockholders' Equity
(Dollars in thousands, except per share data)

                                                                                                            Accumulated
                                                                   Capital in                                    other   Treasury
                                Preferred  Preference      Common   excess of   Comprehensive  Retained  comprehensive     stock,
                                    stock       stock       stock   par value      income      earnings         income    at cost
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1996              $47      $2,547      $323,338     $30,299              $2,186,996     $(46,991)   $(425,136)
Net income                                                                        $469,413      469,413
Other comprehensive income:
 Translation adjustments                                                            15,694                    15,694
                                                                                  --------
Comprehensive income                                                              $485,107
                                                                                  ========
Cash dividends:
 Preferred ($2.00 per share)                                                                         (1)
 Preference ($2.12 per share)                                                                      (194)
 Common ($.69 per share)                                                                       (205,920)
Issuances of common stock                                                (2,441)                                           31,649
Conversions to common stock            (1)       (178)                   (1,819)                                            1,998
Repurchase of common stock                                                                                               (144,475)
Tax credits relating to
 stock options                                                            4,221
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996             46       2,369       323,338      30,260               2,450,294      (31,297)     (535,964)
Net income                                                                        $526,027      526,027
Other comprehensive income:
 Translation adjustments                                                           (32,051)                  (32,051)
                                                                                  --------
Comprehensive income                                                              $493,976
                                                                                  ========
Cash dividends:
 Preferred ($2.00 per share)                                                                         (1)
 Preference ($2.12 per share)                                                                      (179)
 Common ($.80 per share)                                                                       (231,212)
Issuances of common stock                                                (2,741)                                            33,997
Conversions to common stock            (7)       (149)                   (1,940)                                             2,096
Repurchase of common stock                                                                                                (662,758)
Tax credits relating to
 stock options                                                            2,449
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997             39       2,220       323,338      28,028               2,744,929      (63,348)   (1,162,629)
Net income                                                                        $576,394      576,394
Other comprehensive income:
 Translation adjustments                                                           (24,869)                  (24,869)
                                                                                  --------
Comprehensive income                                                              $551,525
                                                                                  ========
Cash dividends:
 Preferred ($2.00 per share)                                                                         (1)
 Preference ($2.12 per share)                                                                      (164)
 Common ($.90 per share)                                                                       (247,319)
Issuances of common stock                                               (21,051)                                            58,597
Conversions to common stock            (5)       (189)                   (3,106)                                             3,300
Repurchase of common stock                                                                                                (578,464)
Tax credits relating to
 stock options                                                           12,302
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998            $34      $2,031      $323,338     $16,173              $3,073,839     $(88,217)  $(1,679,196)
===================================================================================================================================

See notes, pages 40 through 57

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

The company has, from time to time, sold selected finance assets. The company follows Statement of Financial Accounting Standards (FAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", when accounting for its sale of finance assets. All assets obtained or liabilities incurred in consideration are recognized as proceeds of the sale and any gain or loss on the sale is recognized in earnings.

The company's investment in leveraged leases consists of rentals receivable net of principal and interest on the related nonrecourse debt, estimated residual value of the leased property and unearned income. The unearned income is recognized as leveraged lease revenue in income from investments over the lease term.

Goodwill and other long-lived assets

Goodwill represents the excess of cost over the value of net tangible assets acquired in business combinations and is amortized using the straight-line method over appropriate periods, principally 40 years.

Goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. If such a change in circumstances occurs, the related estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition, are compared to the carrying amount. If the sum of the expected cash flows is less than the carrying amount, the company records an impairment loss. The impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset.

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

It has not been necessary to provide for income taxes on $368 million of cumulative undistributed earnings of subsidiaries outside the U.S. These earnings will be either indefinitely reinvested or remitted substantially free of additional tax. Determination of the liability that would result in the event all of these earnings were remitted to the U.S. is not practicable. It is estimated, however, that withholding taxes on such remittances would approximate $13 million.

Nonpension postretirement benefits and
postemployment benefits

It is the company's practice to fund amounts for nonpension postretirement and postemployment benefits as incurred. See Note 12 to the consolidated financial statements.

Earnings per share

Basic earnings per share is based on the weighted average number of common shares outstanding during the year, whereas diluted earnings per share also gives effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares include preference stock, preferred stock and stock option and purchase plan shares.

Mortgage servicing rights

Rights to service mortgage loans for others, whether those servicing rights are originated or purchased, are recognized as separate assets. The company capitalizes the cost of originated mortgage servicing rights (MSRs) based upon the relative fair market value of the underlying mortgage loans and MSRs at the time of the sale of the underlying mortgage loan. Servicing rights purchased are recorded at cost. The company assesses the impairment of MSRs based on the fair value of these rights. Fair value is estimated based on estimated future net servicing income, using a valuation model which considers such factors as market discount rates, prepayment estimates, interest rates and other economic factors. MSRs are evaluated based on predominant risk characteristics of the underlying loans, which include adjustable rate versus fixed rate, segregated into strata by loan type and interest rate bands. The amount of impairment recognized is the amount by which the capitalized value of MSRs for a stratum exceeds the estimated fair value. Impairment is recognized through a valuation allowance.

MSRs are amortized in proportion to and over the period of the estimated future net servicing income stream of the underlying mortgages. The company adjusts amortization prospectively in response to changes in actual and anticipated prepayments, foreclosures, delinquencies and cost experience.

The value of the company's MSRs is sensitive to changes in interest rates. To maintain the relative value of its MSRs, the company has developed and implemented a hedge program. In order to qualify for hedge accounting, the following requirements must be met: the hedge instruments reduce the risks associated with the asset, changes in the fair value of the hedge instruments and underlying MSRs correlate, and the correlation is measurable. The company has acquired certain derivative financial instruments, primarily interest rate floors and interest rate swaps, to administer its hedge program. Unrealized and realized gains and losses from hedge instruments are deferred and recorded as adjustments to the basis of the underlying MSRs and amortized in proportion to the estimated net servicing income. In the event the performance of the hedge instruments do not meet the above requirements, changes in fair value of the hedge instruments will be reflected in the Consolidated Statements of Income in the current period.

Foreign exchange

Assets and liabilities of subsidiaries operating outside the U.S. are translated at rates in effect at the end of the period, and revenues and expenses are translated at average rates during the period. Net deferred translation gains and losses are included in accumulated other comprehensive income in stockholders equity.

The company enters into foreign exchange contracts for purposes other than trading primarily to minimize its risk of loss from exchange rate fluctuations on the settlement of intercompany receivables and payables arising in connection with transfers of finished goods inventories between affiliates and certain intercompany loans. Gains and losses on foreign exchange contracts entered into as hedges are deferred and recognized as part of the cost of the underlying transaction. At December 31, 1998, the company had approximately $291 million of foreign exchange contracts outstanding, most of which mature in 1999, to buy or sell various currencies. Risks arise from the possible non-performance by counterparties in meeting the terms of their contracts and from movements in securities values, interest and/or exchange rates. However, the company does not anticipate non-performance by the counterparties as they are composed of a number of major international financial institutions. Maximum risk of loss on these contracts is limited to the amount of the difference between the spot rate at the date of the contract delivery and the contracted rate.

Foreign currency transaction gains and (losses) net of tax were $(1.2) million, $.5 million and $(.5) million in 1998, 1997 and 1996, respectively.

Reclassication

Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation.

2. Inventories

Inventories consist of the following:

December 31                                                1998             1997
--------------------------------------------------------------------------------
Raw materials
 and work in process                                   $ 54,001         $ 51,429
Supplies and service parts                              106,864           93,064
Finished products                                       105,869          104,714
--------------------------------------------------------------------------------
Total                                                  $266,734         $249,207
================================================================================

If all inventories that were valued at LIFO had been stated at current costs, inventories would have been $24.9 million and $33.8 million higher than reported at December 31, 1998 and 1997, respectively.

3. Fixed assets

December 31                                              1998              1997
--------------------------------------------------------------------------------
Land                                              $    34,775       $    34,844
Buildings                                             305,596           307,341
Machinery and equipment                               813,202           778,140
--------------------------------------------------------------------------------
                                                    1,153,573         1,120,325
Accumulated depreciation                             (676,097)         (623,064)
--------------------------------------------------------------------------------
Property, plant and equipment, net                $   477,476       $   497,261
================================================================================

Rental equipment
 and related inventories                          $ 1,706,995       $ 1,577,370
Accumulated depreciation                             (900,410)         (789,335)
--------------------------------------------------------------------------------
Rental equipment and
 related inventories, net                         $   806,585       $   788,035
================================================================================

Property leased
 under capital leases                             $    19,430       $    20,507
Accumulated amortization                              (15,687)          (16,111)
--------------------------------------------------------------------------------
Property leased
 under capital leases, net                        $     3,743       $     4,396
================================================================================

4. Mortgage servicing rights

The company purchased rights to service loans with aggregate unpaid principal balances of approximately $22.2 billion in 1998, $6.9 billion in 1997 and $5.3 billion in 1996. The costs associated with acquiring these rights were capitalized and included in other assets in the Consolidated Balance Sheets.

The following summarizes the company's capitalized MSR activity:

                                           1998            1997            1996
--------------------------------------------------------------------------------
Beginning balance                     $ 220,912       $ 138,146       $ 108,851
MSR acquisitions                        206,464         110,014          50,407
Deferred hedge loss                       1,709              --              --
MSR amortization                        (54,787)        (27,248)        (21,112)
Impairment reserve                      (10,227)             --              --
--------------------------------------------------------------------------------
Ending balance                        $ 364,071       $ 220,912       $ 138,146
================================================================================

The fair value of MSRs was approximately $367.3 million at December 31, 1998 and $247.5 million at December 31, 1997.

5. Current liabilities

Accounts payable and accrued liabilities and notes payable and current portion of long-term obligations are comprised as follows:

December 31                                                1998             1997
--------------------------------------------------------------------------------
Accounts payable-trade                               $  265,144       $  263,416
Accrued salaries,
 wages and commissions                                  134,262          106,670
Accrued pension benefits                                 95,341           84,005
Accrued nonpension
 postretirement benefits                                 15,500           15,500
Accrued postemployment benefits                           6,900            6,900
Miscellaneous accounts
 payable and accrued liabilities                        381,401          402,268
--------------------------------------------------------------------------------
Accounts payable
 and accrued liabilities                             $  898,548       $  878,759
================================================================================

Notes payable and overdrafts                         $1,051,182       $1,747,377
Current portion of long-term debt                       206,253          234,080
Current portion of
 capital lease obligations                                1,758            1,531
--------------------------------------------------------------------------------
Notes payable and current
 portion of long-term obligations                    $1,259,193       $1,982,988
================================================================================

In countries outside the U.S., banks generally lend to non-finance subsidiaries of the company on an overdraft or term-loan basis. These overdraft arrangements and term-loans, for the most part, are extended on an uncommitted basis by banks and do not require compensating balances or commitment fees.

Notes payable were issued as commercial paper, loans against bank lines of credit, or to trust departments of banks and others at below prevailing prime rates. Fees paid to maintain lines of credit were $.9 million in 1998 and 1997 and $1.5 million in 1996.

At December 31, 1998, overdrafts outside the U.S. totaled $3.5 million and U.S. notes payable totaled $1.0 billion. Unused credit facilities outside the U.S. totaled $58.8 million at December 31, 1998, of which $37.4 million were for finance operations. In the U.S., the company had unused credit facilities of $1.5 billion at December 31, 1998, largely in support of commercial paper borrowings, of which $1.2 billion were for its finance operations. The weighted average interest rates were 4.6% and 4.8% on notes payable and overdrafts outstanding at December 31, 1998 and 1997, respectively.

The company periodically enters into interest rate swap agreements as a means of managing interest rate exposure on both its U.S. and non-U.S. debt. The interest differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The company is exposed to credit losses in the event of non-performance by swap counterparties to the extent of the differential between the fixed and variable rates; such exposure is considered minimal.

The company enters into interest rate swap agreements primarily through Pitney Bowes Credit Corporation (PBCC), a wholly-owned subsidiary of the company. It has been the policy and objective of the company to use a balanced mix of debt maturities, variable and fixed rate debt and interest rate swap agreements to control its sensitivity to interest rate volatility. The company's variable and fixed rate debt mix, after adjusting for the effect of interest rate swap agreements, was 32% and 68%, respectively, at December 31, 1998. The company utilizes interest rate swap agreements when it considers the economic benefits to be favorable. Swap agreements, as noted above, have been principally utilized to fix interest rates on commercial paper and/or obtain a lower cost on debt than would otherwise be available absent the swap. At December 31, 1998, the company had outstanding interest rate swap agreements with notional principal amounts of $391.5 million and terms expiring at various dates from 2000 to 2006. The company exchanged variable commercial paper rates on an equal notional amount of notes payable and overdrafts for fixed rates ranging from 5.5% to 10.75%.

6. Long-term debt

December 31                                                1998             1997
--------------------------------------------------------------------------------
Non-financial services debt:
   5.95% notes due 2005                              $  300,000       $       --
   Other                                                 11,757            3,175
Financial services debt:
 Senior notes:
   6.54% notes due 1999                                      --          200,000
   6.06% to 6.11% notes due 2000                         50,000           50,000
   5.89% notes due 2001                                 282,000               --
   6.78% to 6.80% notes due 2001                        200,000          200,000
   6.63% notes due 2002                                 100,000          100,000
   5.65% notes due 2003                                 250,000               --
   8.80% notes due 2003                                 150,000          150,000
   8.63% notes due 2008                                 100,000          100,000
   9.25% notes due 2008                                 100,000          100,000
   8.55% notes due 2009                                 150,000          150,000
Canadian dollar notes due
   2000 (11.05% to 11.20%)                               10,857           15,220
Other                                                     8,323               --
--------------------------------------------------------------------------------
Total long-term debt                                 $1,712,937       $1,068,395
================================================================================

The company has a medium-term note facility which was established as a part of the company's shelf registrations, permitting issuance of up to $500 million in debt securities with a minimum maturity of nine months, all of which remained available at December 31, 1998.

PBCC has $750 million of unissued debt securities available from a shelf registration statement filed with the SEC in July 1998.

The annual maturities of the outstanding debt during each of the next five years are as follows: 1999, $206.3 million; 2000, $65 million; 2001, $485.2 million;
2002, $102.1 million; 2003, $401.7 million; and $658.9 million thereafter.

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

7. Preferred stockholders' equity in a
   subsidiary company

Preferred stockholders equity in a subsidiary company represents 3,000,000 shares of variable term voting preferred stock issued by Pitney Bowes International Holdings, Inc., a subsidiary of the company, which are owned by certain outside institutional investors. These preferred shares are entitled to 25% of the combined voting power of all classes of capital stock. All outstanding common stock of Pitney Bowes International Holdings, Inc., representing the remaining 75% of the combined voting power of all classes of capital stock, is owned directly or indirectly by Pitney Bowes Inc. The preferred stock, $.01 par value, is entitled to cumulative dividends at rates set at auction. The weighted average dividend rate in 1998 and 1997 was 4.1%. Preferred dividends are reflected as a minority interest in the Consolidated Statements of Income in selling, service and administrative expenses. The preferred stock is subject to mandatory redemption based on certain events, at a redemption price not less than $100 per share, plus the amount of any dividends accrued or in arrears. No dividends were in arrears at December 31, 1998 or 1997.

On December 31, 1998, the company sold 100 shares of 9.11% Cumulative Preferred Stock, mandatorily redeemable in 20 years, in a subsidiary company to an institutional investor for approximately $10 million.

8. Capital stock and capital in excess of par value

At December 31, 1998, 480,000,000 shares of common stock, 600,000 shares of cumulative preferred stock, and 5,000,000 shares of preference stock were authorized, and 270,378,375 shares of common stock (net of 52,959,537 shares of treasury stock), 688 shares of 4% Convertible Cumulative Preferred Stock (4% preferred stock) and 74,997 shares of $2.12 Convertible Preference Stock ($2.12 preference stock) were issued and outstanding. In the future, the Board of Directors can issue the balance of unreserved and unissued preferred stock (599,312 shares) and preference stock (4,925,003 shares). This will determine the dividend rate, terms of redemption, terms of conversion (if any) and other pertinent features. At December 31, 1998, unreserved and unissued common stock (exclusive of treasury stock) amounted to 113,286,009 shares.

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

At December 31, 1998, a total of 1,216,630 shares of common stock were reserved for issuance upon conversion of the 4% preferred stock (16,678 shares) and $2.12 preference stock (1,199,952 shares). In addition, 2,245,797 shares of common stock were reserved for issuance under the company's dividend reinvestment and other corporate plans.

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

9. Stock plans

The company has the following stock plans which are described below: the U.S. and U.K. Stock Option Plans (ESP), the U.S. and U.K. Employee Stock Purchase Plans (ESPP), and the Directors' Stock Plan.

The company adopted FAS No. 123, "Accounting for Stock-Based Compensation", on January 1, 1996. Under FAS No. 123, companies can, but are not required to, elect to recognize compensation expense for all stock-based awards using a fair value methodology. The company has adopted the disclosure-only provisions, as permitted by FAS No. 123. The company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based plans. Accordingly, no compensation expense has been recognized for the ESP or the ESPP, except for the compensation expense recorded for its performance-based awards under the ESP and the Directors' Stock Plan as discussed herein. If the company had elected to recognize compensation expense based on the fair value method as prescribed by FAS No. 123, net income and earnings per share for the years ended 1998, 1997 and 1996 would have been reduced to the following pro forma amounts:

                                            1998            1997            1996
--------------------------------------------------------------------------------
Net income
 As reported                         $576,394        $526,027           $469,413
 Pro forma                           $567,907        $523,400           $467,742
Basic earnings per share
 As reported                            $2.10           $1.82              $1.57
 Pro forma                              $2.07           $1.81              $1.57
Diluted earnings per share
 As reported                            $2.06           $1.80              $1.56
 Pro forma                              $2.03           $1.79              $1.55
--------------------------------------------------------------------------------

In accordance with FAS No. 123, the fair value method of accounting has not been applied to awards granted prior to January 1, 1995. Therefore, the resulting pro forma impact may not be representative of that to be expected in future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                     1998       1997        1996
--------------------------------------------------------------------------------
Expected dividend yield                               1.5%       2.0%       2.5%
Expected stock price volatility                        18%        17%        17%
Risk-free interest rate                                 5%         6%         6%
Expected life (years)                                   5          5          5
--------------------------------------------------------------------------------

Stock Option Plans

Under the company's stock option plans, certain officers and employees of the U.S. and the company's participating subsidiaries are granted options at prices equal to the market value of the company's common shares at the date of grant. Options become exercisable in three equal installments during the first three years following their grant and expire after ten years. At December 31, 1998, there were 21,417,867 options available for future grants under these plans. The per share weighted average fair value of options granted was $11 in 1998, $7 in 1997 and $5 in 1996.

The following table summarizes information about stock option transactions:

                                                                       Per share
                                                                        weighted
                                                                         average
                                                                        exercise
                                                      Shares               price
--------------------------------------------------------------------------------
Options outstanding
 at January 1, 1996                                4,361,002                 $16
 Granted                                             805,790                 $26
 Exercised                                          (702,560)                $15
 Canceled                                            (86,258)                $22
--------------------------------------------------------------------------------
Options outstanding
 at December 31, 1996                              4,377,974                 $18
 Granted                                           1,837,730                 $30
 Exercised                                          (774,728)                $17
 Canceled                                            (67,852)                $28
--------------------------------------------------------------------------------
Options outstanding
 at December 31, 1997                              5,373,124                 $23
 Granted                                           3,039,344                 $47
 Exercised                                          (884,512)                $17
 Canceled                                           (142,953)                $40
--------------------------------------------------------------------------------
Options outstanding
 at December 31, 1998                              7,385,003                 $33
================================================================================

Options exercisable
 at December 31, 1996                              2,017,702                 $15
================================================================================
Options exercisable
 at December 31, 1997                              2,703,734                 $18
================================================================================
Options exercisable
 at December 31, 1998                              2,966,399                 $21
================================================================================

The following table summarizes information about stock options outstanding at December 31, 1998:

                                        Options Outstanding
--------------------------------------------------------------------------------
                                                Weighted               Per share
 Range of                                        average                weighted
per share                                      remaining                 average
 exercise                                    contractual                exercise
   prices                 Number                    life                   price
--------------------------------------------------------------------------------
   $9-$13                269,550               1.8 years                     $13
  $14-$21              1,625,025               5.5 years                     $18
  $22-$33              2,390,500               8.6 years                     $28
  $34-$51              2,709,395               9.9 years                     $45
  $52-$62                390,533              10.0 years                     $55
--------------------------------------------------------------------------------
                       7,385,003               8.2 years
================================================================================

                                        Options Exercisable
--------------------------------------------------------------------------------
                                                                       Per share
 Range of                                                               weighted
per share                                                                average
 exercise                                                               exercise
   prices                                        Number                    price
--------------------------------------------------------------------------------
   $9-$13                                       269,550                      $13
  $14-$21                                     1,625,025                      $18
  $22-$33                                     1,026,506                      $27
  $34-$51                                        45,318                      $39
                                            -----------
                                              2,966,399
                                            ===========

Beginning in 1997, certain employees eligible for performance-based compensation may defer up to 100% of their annual awards, subject to the terms and conditions of the Pitney Bowes Deferred Incentive Savings Plan. Participants may allocate deferred compensation among specified investment choices, including stock options under the U.S. stock option plan. Stock options acquired under this plan are exercisable three years following their grant and expire after a period not to exceed ten years. There were 156,158 and 90,904 options outstanding under this plan at December 31, 1998 and 1997, respectively, which are included in outstanding options under the company's U.S. stock option plan. The per share weighted average fair value of options granted was $10 in 1998 and $7 in 1997.

Certain executives are awarded restricted stock under the company's U.S. stock option plan. Restricted stock awards are subject to both tenure and financial performance over three years. The restrictions on the shares are released, in total or in part, only if the executive is still employed by the company at the end of the performance period and if the performance objectives are achieved. There were no shares awarded in 1998 and 1997 and 100,500 shares awarded in 1996 at no cost to the executives. The compensation expense for each award is recognized over the performance period. Compensation expense recorded by the company related to these awards was $1.7 million, $4.1 million and $2.0 million in 1998, 1997 and 1996, respectively. The per share weighted average fair value of shares awarded was $23 in 1996.

Employee Stock Purchase Plans

The U.S. ESPP enables substantially all employees to purchase shares of the company's common stock at a discounted offering price. In 1998, the offering price was 90% of the average closing price of the company's common stock on the New York Stock Exchange for the 30 day period preceding the offering date. At no time will the exercise price be less than the lowest price permitted under
Section 423 of the Internal Revenue Code. The U.K. ESPP enables eligible employees of the company's participating U.K. subsidiaries to purchase shares of the company's stock at a discounted offering price. In 1998, the offering price was 90% of the average closing price of the company's common stock on the New York Stock Exchange for the three business days preceding the offering date. The company may grant rights to purchase up to 10,109,282 common shares to its regular employees under these plans. The company granted rights to purchase 593,256 shares in 1998, 855,916 shares in 1997, and 764,088 shares in 1996. The per share fair value of rights granted was $7 in 1998, $4 in 1997 and $3 in 1996 for the U.S. ESPP and $14 in 1998, $9 in 1997 and $7 in 1996 for the U.K. ESPP.

Directors' Stock Plan

Under this plan, each non-employee director is granted 1,400 shares of restricted common stock annually as part of their compensation. Shares granted at no cost to the directors were 11,600 in 1998, 10,900 in 1997 and 7,200 in 1996. Compensation expense recorded by the company was $560,000, $370,000 and $175,000 for 1998, 1997 and 1996, respectively. The shares carry full voting and dividend rights but may not be transferred or alienated until the later of (1) termination of service as a director, or, if earlier, the date of a change of control, or (2) the expiration of the six month period following the grant of such shares. The per share weighted average fair value of shares granted was $42 in 1998, $28 in 1997 and $19 in 1996.

Beginning in 1997, non-employee directors may defer up to 100% of their eligible compensation, subject to the terms and conditions of the Pitney Bowes Deferred Incentive Savings Plan for directors. Participants may allocate deferred compensation among specified investment choices, including the Directors' Stock Plan. Stock options acquired under this plan are exercisable three years following their grant and expire after a period not to exceed ten years. There were 4,822 and 1,994 options outstanding under this plan at December 31, 1998 and 1997, respectively. The per share weighted average fair value of options granted was $12 in 1998 and $9 in 1997.

10. Earnings per share

A reconciliation of the basic and diluted earnings per share computations for income from continuing operations for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                                       1998
                                        ----------------------------------------
                                                                             Per
                                             Income          Shares        Share
--------------------------------------------------------------------------------
Income from
 continuing operations                  $   567,941
Less:
 Preferred stock dividends                       (1)
 Preference stock dividends                    (164)
--------------------------------------------------------------------------------
Basic earnings per share                $   567,776     274,977,135     $   2.07
--------------------------------------------------------------------------------

Effect of dilutive securities:
Preferred stock                                   1          16,863
Preference stock                                164       1,250,592
Stock options                                             2,892,149
Other                                                       519,864
--------------------------------------------------------------------------------
Diluted earnings per share              $   567,941     279,656,603     $   2.03
================================================================================

                                                       1997
                                        ----------------------------------------
                                                                             Per
                                             Income          Shares        Share
--------------------------------------------------------------------------------
Income from
 continuing operations                  $   509,002
Less:
 Preferred stock dividends                       (1)
 Preference stock dividends                    (179)
--------------------------------------------------------------------------------
Basic earnings per share                $   508,822     288,782,996     $   1.76
--------------------------------------------------------------------------------

Effect of dilutive securities:
Preferred stock                                   1          21,420
Preference stock                                179       1,355,116
Stock options                                             2,068,442
Other                                                       289,142
--------------------------------------------------------------------------------
Diluted earnings per share              $   509,002     292,517,116     $   1.74
================================================================================

                                                       1996
                                        ----------------------------------------
                                                                             Per
                                             Income          Shares        Share
--------------------------------------------------------------------------------
Income from
 continuing operations                  $   452,609
Less:
 Preferred stock dividends                       (1)
 Preference stock dividends                    (194)
--------------------------------------------------------------------------------
Basic earnings per share                $   452,414     298,233,766     $   1.51
--------------------------------------------------------------------------------

Effect of dilutive securities:
Preferred stock                                   1          22,882
Preference stock                                194       1,453,512
Stock options                                             1,344,634
Other                                                       248,562
--------------------------------------------------------------------------------
Diluted earnings per share              $   452,609     301,303,356     $   1.50
================================================================================

11. Taxes on income

Income from continuing operations before income taxes and the provision for income taxes consist of the following:

                                              Years ended December 31
                            ---------------------------------------------------
                                 1998                 1997                 1996
-------------------------------------------------------------------------------
Income from continuing
 operations before
 income taxes:
 U.S                        $ 771,787            $ 690,296            $ 629,649
 Outside the U.S.              92,390               85,231               27,521
-------------------------------------------------------------------------------
Total                       $ 864,177            $ 775,527            $ 657,170
-------------------------------------------------------------------------------
Provision for income
 taxes:
 U.S. federal:
   Current                  $ 101,000            $ 101,479            $  61,550
   Deferred                   130,479              108,645               83,601
-------------------------------------------------------------------------------
                              231,479              210,124              145,151
-------------------------------------------------------------------------------
 U.S. state and local:
   Current                     21,516               40,803               13,420
   Deferred                    23,566               (6,969)              26,635
-------------------------------------------------------------------------------
                               45,082               33,834               40,055
-------------------------------------------------------------------------------
 Outside the U.S.:
   Current                     29,919               33,596               28,694
   Deferred                   (10,244)             (11,029)              (9,339)
-------------------------------------------------------------------------------
                               19,675               22,567               19,355
-------------------------------------------------------------------------------
 Total current                152,435              175,878              103,664
 Total deferred               143,801               90,647              100,897
-------------------------------------------------------------------------------
Total                       $ 296,236            $ 266,525            $ 204,561
===============================================================================

Including discontinued operations, the provision for income taxes consists of the following:

                                                  Years ended December 31
                                          --------------------------------------
                                              1998           1997           1996
--------------------------------------------------------------------------------
U.S. federal                              $236,031       $219,291       $154,200
U.S. state and local                        45,767         35,213         41,415
Outside the U.S.                            19,675         22,567         19,355
--------------------------------------------------------------------------------
Total                                     $301,473       $277,071       $214,970
================================================================================

In 1996 through 1998, the company recognized a reduction in tax expense on account of its investment in a life insurance program. In 1996, the company recognized U.S. tax benefits from the write-off of its Australian investment and from restructuring its Australian operations.

A reconciliation of the U.S. federal statutory rate to the company's effective tax rate for continuing operations follows:

                                                1998          1997          1996
--------------------------------------------------------------------------------
U.S. federal statutory rate                     35.0%         35.0%        35.0%
State and local income taxes                     3.4           2.8          4.0
Foreign tax differential                        (1.5)         (1.0)        (0.2)
Australian write-off                              --            --         (2.5)
Life insurance investment                       (0.3)         (0.7)        (1.7)
Other, net                                      (2.3)         (1.7)        (3.5)
--------------------------------------------------------------------------------
Effective income tax rate                       34.3%         34.4%        31.1%
================================================================================

The effective tax rate for discontinued operations in 1998, 1997 and 1996 differs from the statutory rate due primarily to state and local income taxes.

Deferred tax liabilities and (assets)

December 31                                              1998              1997
--------------------------------------------------------------------------------
Deferred tax liabilities:
 Depreciation                                     $   113,455       $    97,988
 Deferred profit
   (for tax purposes) on
   sales to finance subsidiaries                      416,941           393,645
 Lease revenue and
   related depreciation                               823,914           843,422
 Other                                                134,147           109,621
--------------------------------------------------------------------------------
Deferred tax liabilities                            1,488,457         1,444,676
--------------------------------------------------------------------------------
Deferred tax assets:
 Nonpension postretirement
   benefits                                          (122,481)         (125,377)
 Inventory and
   equipment capitalization                           (40,745)          (38,191)
 Net operating loss carryforwards                     (64,035)          (43,602)
 Other                                               (219,947)         (244,171)
 Valuation allowance                                   60,957            41,301
--------------------------------------------------------------------------------
Deferred tax assets                                  (386,251)         (410,040)
--------------------------------------------------------------------------------
Net deferred taxes                                  1,102,206         1,034,636
Less: Current net deferred taxes(a)                   181,685           128,868
--------------------------------------------------------------------------------
Deferred taxes on income                          $   920,521       $   905,768
================================================================================

(a) The table of deferred tax liabilities and (assets) above includes $181.7 million and $128.9 million for 1998 and 1997, respectively, of current net deferred taxes, which are included in income taxes payable in the Consolidated Balance Sheets.

The increase in the deferred tax asset for net operating loss carryforwards and related valuation allowance was due mainly to finalized German audits for the years 1991 to 1994, as well as losses incurred by certain foreign subsidiaries. At December 31, 1998 and 1997, approximately $131.1 million and $94.5 million, respectively, of net operating loss carryforwards were available to the company. Most of these losses can be carried forward indefinitely.

12. Retirement plans

The company has several defined benefit and defined contribution pension plans covering substantially all employees worldwide. Benefits are primarily based on employees' compensation and years of service. Company contributions are determined based on the funding requirements of U.S. federal and other governmental laws and regulations.

During 1997, the company announced that it amended its U.S. defined benefit pension plan to a pay equity plan for most of its active U.S. employees. A pay equity plan is a defined benefit pension plan in which pension benefits are defined as a lump sum amount based on final average pay. The prior plan was a defined benefit plan in which pension benefits were defined as annual annuity amounts based on final average pay. In addition, the com-pany enhanced the employer contributions to the U.S. defined contribution plan. The net impact of these changes was a reduction in 1997 U.S. pension plan costs of approximately $15.4 million and a reduction in the projected benefit obligation for the U.S. defined benefit plan of $74.3 million. The reduction in pension costs and the projected benefit obligation result from the fact that the value of pension benefits are lower under the pay equity plan than under the prior plan using the actuarial assumptions disclosed.

The company contributed $32 million, $16.9 million and $10.1 million to its defined contribution plans in 1998, 1997 and 1996, respectively.

The change in benefit obligations and plan assets and the funded status for defined benefit pension plans is as follows:

                                                                                               Pension Benefits
                                                                         ----------------------------------------------------------
                                                                                   United States                      Foreign
                                                                         ---------------------------     --------------------------
December 31                                                                     1998            1997            1998           1997
-----------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligations:
Benefit obligations at beginning of year                                 $   968,950     $   995,009     $   179,713    $   162,613
Service cost                                                                  22,754          22,780           5,641          6,771
Interest cost                                                                 70,341          67,111          12,293         12,515
Amendments                                                                        --         (74,266)          1,393             --
Actuarial loss                                                                40,708           5,581          19,722          9,029
Foreign currency changes                                                          --              --          (4,543)        (2,106)
Benefits paid                                                                (72,374)        (47,265)         (9,709)        (9,109)
-----------------------------------------------------------------------------------------------------------------------------------
Benefit obligations at end of year                                       $ 1,030,379     $   968,950     $   204,510    $   179,713
===================================================================================================================================

Change in plan assets:

Fair value of plan assets at beginning of year                           $   959,632     $   868,752     $   209,629    $   179,040
Actual return on plan assets                                                 134,853         136,629           2,819         34,525
Company contribution                                                           1,306           1,516           6,396          6,489
Foreign currency changes                                                          --              --          (6,556)        (1,316)
Benefits paid                                                                (72,374)        (47,265)         (9,709)        (9,109)
-----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                                 $ 1,023,417     $   959,632     $   202,579    $   209,629
===================================================================================================================================

Funded status                                                            $    (6,962)    $    (9,318)    $    (1,931)   $    29,916
Unrecognized actuarial (gain) loss                                           (23,902)         (7,854)          8,353        (20,317)
Unrecognized prior service cost                                              (46,318)        (49,845)          5,448          5,789
Unrecognized transition cost                                                  (6,278)         (9,457)         (6,221)        (9,283)
-----------------------------------------------------------------------------------------------------------------------------------
(Accrued) prepaid benefit cost                                           $   (83,460)    $   (76,474)    $     5,649    $     6,105
===================================================================================================================================

Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid benefit cost                                                     $        --     $        --     $    16,181    $    13,373
Accrued benefit liability                                                    (83,460)        (76,474)        (10,532)        (7,268)
Additional minimum liability                                                      --            (353)           (136)          (875)
Intangible asset                                                                  --             353             136            875
-----------------------------------------------------------------------------------------------------------------------------------
(Accrued) prepaid benefit cost                                           $   (83,460)    $   (76,474)    $     5,649    $     6,105
===================================================================================================================================

Weighted average assumptions:
Discount rate                                                                   7.00%           7.25%       3.5%--7.0%   4.0%--7.8%
Expected return on plan assets                                                  9.30%           9.50%       4.0%--8.3%   4.0%--9.0%
Rate of compensation increase                                                   4.25%           4.25%       2.0%--5.0%   2.0%--5.0%

At December 31, 1998, 34,900 shares of the company's common stock with a fair value of $2.3 million were included in the plan assets of the company's pension plan.

The company provides certain health care and life insurance benefits to eligible retirees and their dependents. The cost of these benefits are recognized over the period the employee provides credited service to the company. Substantially all of the company's U.S. and Canadian employees become eligible for retiree health care benefits after reaching age 55 and with the completion of the required service period. Postemployment benefits include primarily company-provided medical benefits to disabled employees and company-provided life insurance as well as other disability and death-related benefits to former or inactive employees, their beneficiaries and covered dependents.

During 1997, the company amended its retiree medical program for current and future retirees of Pitney Bowes Management Services who will now have increased participant contributions.

The change in benefit obligations and plan assets and the funded status for nonpension postretirement benefit plans is as follows:

                                              Nonpension Postretirement Benefits
                                              ----------------------------------
December 31                                                   1998         1997
--------------------------------------------------------------------------------
Change in benefit obligations:
Benefit obligations at
 beginning of year                                       $ 306,722    $ 304,756
Service cost                                                 9,423        9,688
Interest cost                                               18,952       18,770
Plan participants' contributions                             1,305        1,419
Actuarial gain                                                (720)      (6,366)
Foreign currency changes                                      (464)        (323)
Benefits paid                                              (19,938)     (19,488)
Plan amendments                                               (581)      (1,734)
--------------------------------------------------------------------------------
Benefit obligations at end of year                       $ 314,699    $ 306,722
================================================================================

December 31                                                   1998         1997
--------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets
 at beginning of year                                    $      --    $      --
Company contribution                                        18,633       18,069
Plan participants' contributions                             1,305        1,419
Benefits paid                                              (19,938)     (19,488)
--------------------------------------------------------------------------------
Fair value of plan assets
 at end of year                                          $      --    $      --
================================================================================

Funded status                                            $(314,699)   $(306,722)
Unrecognized actuarial gain                                 (2,094)      (1,057)
Unrecognized prior service cost                             (7,826)     (23,141)
--------------------------------------------------------------------------------
Accrued benefit cost                                     $(324,619)   $(330,920)
================================================================================

The assumed weighted-average discount rate used in determining the accumulated postretirement benefit obligations was 7.0% in 1998 and 7.25% in 1997.

The components of the net periodic benefit cost for defined pension plans and nonpension postretirement benefit plans are as follows:

                                                                                    Pension Benefits
                                                     ------------------------------------------------------------------------------
                                                                  United States                                Foreign
                                                     ------------------------------------      ------------------------------------
                                                         1998          1997          1996          1998          1997          1996
-----------------------------------------------------------------------------------------------------------------------------------
Service cost                                         $ 22,754      $ 22,780      $ 31,952      $  5,641      $  6,771      $  6,046
Interest cost                                          70,341        67,111        69,292        12,293        12,515        10,882
Expected return on plan assets                        (78,100)      (75,518)      (70,500)      (14,779)      (14,676)      (12,288)
Amortization of transition cost                        (3,179)       (3,179)       (3,179)       (1,604)       (1,614)       (1,693)
Amortization of prior service costs                    (3,784)       (3,766)        2,380         1,595         1,477         1,555
Recognized net actuarial loss (gain)                      559           977         1,232            --             7          (201)
-----------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                            $  8,591      $  8,405      $ 31,177      $  3,146      $  4,480      $  4,301
===================================================================================================================================

                                              Nonpension Postretirement benefits
                                       -----------------------------------------
                                           1998            1997            1996
--------------------------------------------------------------------------------
Service cost                           $  9,423        $  9,688        $ 10,445
Interest cost                            18,952          18,770          17,654
Amortization of
 prior service costs                    (15,873)        (16,045)        (16,000)
Recognized net
 actuarial loss                              58              --              54
--------------------------------------------------------------------------------
Net periodic
 benefit cost                          $ 12,560        $ 12,413        $ 12,153
================================================================================

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 7.0% in 1998 and 7.25% in 1997. This was assumed to gradually decline to 3.75% by the year 2000 and remain at that level thereafter for 1998 and 1997.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects (in millions):

                                                   1-Percentage-  1-Percentage-
                                                  Point Increase  Point Decrease
--------------------------------------------------------------------------------
Effect on total of service
 and interest cost components                            $   977         $   936
Effect on postretirement
 benefit obligations                                     $12,769         $12,050
--------------------------------------------------------------------------------

13. Discontinued Operations

On October 30, 1998, Colonial Pacific Leasing Corporation (CPLC), a wholly-owned subsidiary of the company, transferred the operations, employees and substantially all assets related to its broker-oriented external financing business to General Electric Capital Corporation (GECC), a subsidiary of the General Electric Company. The company received approximately $790 million at closing, which approximates the book value of the net assets sold or otherwise disposed of and related transaction costs. The transaction is subject to post-closing adjustments pursuant to the terms of the purchase agreement with GECC entered into on October 12, 1998.

Operating results of CPLC have been reported separately as discontinued operations in the Consolidated Statements of Income. Revenue of CPLC was $113.8 million, $180.5 million and $163 million for the years ended December 31, 1998, 1997 and 1996, respectively. Income from discontinued operations includes allocated interest expense of $33.9 million, $46.2 million and $40.7 million for the years ended 1998, 1997 and 1996, respectively. Interest expense has been allocated based on CPLCs intercompany borrowing levels with PBCC charged at PBCC's weighted average borrowing rate.

14. Commitments, contingencies and regulatory matters

The company's finance subsidiaries had no unfunded commitments to extend credit to customers at December 31, 1998. The company evaluates each customer's creditworthiness on a case-by-case basis. Upon extension of credit, the amount and type of collateral obtained, if deemed necessary by the company, is based on management's credit assessment of the customer. Fees received under the agreements are recognized over the commitment period. The maximum risk of loss arises from the possible non-performance of the customer to meet the terms of the credit agreement. As part of the company's review of its exposure to risk, adequate provisions are made for finance assets, which may be uncollectible.

From time to time, the company is party to lawsuits that arise in the ordinary course of its business. These lawsuits may involve litigation by or against the company to enforce contractual rights under vendor, insurance, or other contracts; lawsuits relating to intellectual property or patent rights; equipment, service or payment disputes with customers; disputes with employees; or other matters. The company is currently a plaintiff or a defendant in a number of lawsuits, none of which should have, in the opinion of management and legal counsel, a material adverse effect on the company's financial position or results of operations.

The company is subject to federal, state and local laws and regulations concerning the environment, and is currently participating in administrative or court proceedings as a participant in various groups of potentially responsible parties. As previously announced by the company, in 1996 the Environmental Protection Agency (EPA) issued an administrative order directing the company to be part of a soil cleanup program at the Sarney Farm site in Amenia, New York. The site was operated as a landfill between the years 1968 and 1970 by parties unrelated to the company, and wastes from a number of industrial sources were disposed there. The company does not concede liability for the condition of the site, but is working with the EPA to identify and then seek reimbursement from other potentially responsible parties. The company estimates that the cost of this remediation effort will range between $3 million and $5 million for the soil remediation program. All of these proceedings are at various stages of activity, and it is impossible to estimate with any certainty the total cost of remediating, the timing and extent of remedial actions which may be required by governmental authorities, or the amount of liability, if any, of the company. If and when it is possible to make a reasonable estimate of the company's liability in any of these matters, we will make a financial provision as appropriate. Based on facts presently known, the company does not believe that the outcome of these proceedings will have a material adverse effect on its financial condition.

In May 1996, the USPS issued a proposed schedule for the phaseout of mechanical meters in the U.S. Between May 1996 and March 1997, the company worked with the USPS to negotiate a revised mechanical meter migration schedule. The final schedule agreed to with the USPS is as follows: (i) as of June 1, 1996, new placements of mechanical meters would no longer be permitted. Replacements of mechanical meters previously licensed to customers would be permitted prior to the applicable suspension date for that category of mechanical meter; (ii) as of March 1, 1997, use of mechanical meters by persons or firms who process mail for a fee would be suspended and would have to be removed from service; (iii) as of December 31, 1998, use of mechanical meters that interface with mail machines or processors ("systems meters") would be suspended and would have to be removed from service; (iv) as of March 1, 1999, use of all other mechanical meters ("stand-alone meters") would be suspended and have to be removed from service.

As a result of the company's aggressive efforts to meet the USPS mechanical meter migration schedule combined with the company's ongoing and continuing investment in advanced postage evidencing technologies, mechanical meters represent less than 10% of the company's installed U.S. meter base at December 31, 1998, compared with 25% at December 31, 1997. At December 31, 1998, over 90% of the company's installed U.S. meter base is electronic or digital, compared to 75% at December 31, 1997. The company continues to work in close cooperation with the USPS to convert those mechanical meter customers who have not migrated to digital or electronic meters by the applicable USPS deadline.

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

In July 1996, the USPS published for public comment draft specifications for the Indicium, Postal Security Device and Host specifications. The company submitted extensive comments to these four specifications. In March 1997, the USPS published for public comment the Vendor Infrastructure specification.

In August 1998, the USPS published for public comment a consolidated and revised set of IBIP specifications entitled "Performance Criteria for Information Based Indicia and Security Architecture for IBI Postage Metering Systems" (the IBI Performance Criteria). The IBI Performance Criteria consolidated the four aforementioned IBIP specifications and incorporated many of the comments previously submitted by the company. The company submitted comments to the IBI Performance Criteria on November 30, 1998.

As of December 31, 1998, the company is in the process of finalizing the development of a PC product which satisfies the proposed IBI Performance Criteria. This product is currently undergoing beta testing and is expected to be ready for market upon final approval from the USPS.

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

Future minimum lease payments under both capital and operating leases at December 31, 1998 are as follows:

                                                        Capital        Operating
Years ending December 31                                 leases           leases
--------------------------------------------------------------------------------
1999                                                   $  3,238         $ 57,228
2000                                                      2,880           44,283
2001                                                      2,739           33,196
2002                                                      2,334           24,707
2003                                                      1,977           17,428
Thereafter                                                2,069           43,446
--------------------------------------------------------------------------------
Total minimum lease payments                           $ 15,237         $220,288
                                                                        ========
Less: Amount representing interest                        5,095
---------------------------------------------------------------
Present value of net minimum
  lease payments                                       $ 10,142
===============================================================

Rental expense was $112.2 million, $117.4 million and $121.2 million in 1998, 1997 and 1996, respectively.

16. Financial services

The company has several consolidated finance operations which are engaged in lease financing of the company's products in the U.S., Canada, the U.K., Germany, France, Norway, Ireland, Australia, Austria, Switzerland and Sweden, as well as other financial services to the commercial and industrial markets in the U.S.

As discussed in Note 13, CPLC transferred the operations, employees and substantially all assets related to its broker-oriented external financing business to General Electric Capital Corporation (GECC), a subsidiary of the General Electric Company. The company received approximately $790 million at closing, which approximates the book value of the net assets sold or otherwise disposed of and related transaction costs. The transaction is subject to post-closing adjustments pursuant to the terms of the purchase agreement with GECC entered into on October 12, 1998. As a result, the operating results of CPLC have been excluded from continuing operations.

On August 21, 1997, the company announced that it had entered into an agreement with GATX Capital Corporation (GATX Capital), a subsidiary of GATX Corporation, which reduced the company's external large-ticket finance portfolio by approximately $1.1 billion. This represented approximately 50% of the company's external large-ticket portfolio and reflects the company's ongoing strategy of focusing on fee- and service-based revenue rather than asset-based income.

Under the terms of the agreement, the company transferred external large-ticket finance assets through a sale to GATX Capital and an equity investment in a limited liability company owned by GATX Capital and the company. The company received approximately $863 million in net cash relating to this transaction during 1997 and 1998. At December 31, 1998, the company retained approximately $166 million of equity investment in a limited liability company along with GATX Capital.

Condensed financial data for the consolidated finance operations follows:

Condensed summary of operations

Years ended December 31                       1998           1997           1996
--------------------------------------------------------------------------------
Revenue                                   $600,693       $608,641       $631,790
--------------------------------------------------------------------------------
Costs and expenses                         184,213        180,100        199,032
Interest, net                              139,845        167,490        175,519
--------------------------------------------------------------------------------
 Total expenses                            324,058        347,590        374,551
--------------------------------------------------------------------------------
Income before
 income taxes                              276,635        261,051        257,239
Provision for
 income taxes                               71,952         72,279         81,229
--------------------------------------------------------------------------------
Income from continuing
 operations                                204,683        188,772        176,010
Discontinued
 operations                                  8,453         17,025         16,804
--------------------------------------------------------------------------------
Net income                                $213,136       $205,797       $192,814
================================================================================

Condensed balance sheet

December 31                                                    1998        1997
--------------------------------------------------------------------------------
Cash and cash equivalents                                $   27,057  $   41,637
Finance receivables, net                                  1,400,786   1,546,542
Accounts receivable                                         560,177     263,738
Other current assets
 and prepayments                                             54,846      54,753
--------------------------------------------------------------------------------
 Total current assets                                     2,042,866   1,906,670
Long-term finance receivables, net                        1,999,339   2,581,349
Investment in leveraged leases                              827,579     727,783
Other assets                                                315,821     281,244
--------------------------------------------------------------------------------
Total assets                                             $5,185,605  $5,497,046
================================================================================
Accounts payable and
 accrued liabilities                                     $  499,204  $  423,462
Income taxes payable                                        146,913     102,110
Notes payable and
 current portion of
 long-term obligations                                      699,453   1,897,915
--------------------------------------------------------------------------------
 Total current liabilities                                1,345,570   2,423,487
Deferred taxes on income                                    349,082     423,832
Long-term debt                                            2,097,737   1,378,827
Other noncurrent liabilities                                    878       4,042
--------------------------------------------------------------------------------
 Total liabilities                                        3,793,267   4,230,188
Equity                                                    1,392,338   1,266,858
--------------------------------------------------------------------------------
Total liabilities and equity                             $5,185,605  $5,497,046
================================================================================

Finance receivables are generally due in monthly, quarterly or semiannual installments over periods ranging from three to 15 years. In addition, 18.6% of the company's net finance assets represent secured commercial and private jet aircraft transactions with lease terms ranging from three to 25 years. The company considers its credit risk for these leases to be minimal since all aircraft lessees are making payments in accordance with lease agreements. The company believes any potential exposure in aircraft investment is mitigated by the value of the collateral as the company retains a security interest in the leased aircraft.

Maturities of gross finance receivables and notes payable for the finance operations are as follows:

                                                     Gross       Notes payable,
                                                   finance          current and
Years ending December 31                       receivables        long-term debt
--------------------------------------------------------------------------------
1999                                            $1,727,361            $  699,453
2000                                               868,840                60,857
2001                                               606,453               482,000
2002                                               316,165               100,000
2003                                               111,863               400,000
Thereafter                                         271,903             1,054,880
--------------------------------------------------------------------------------
Total                                           $3,902,585            $2,797,190
================================================================================

Finance operations' net purchases of Pitney Bowes equipment amounted to $750.8 million, $667.3 million and $645.4 million in 1998, 1997 and 1996, respectively.

The components of net finance receivables were as follows:

December 31                                             1998               1997
--------------------------------------------------------------------------------
Gross finance receivables                        $ 3,902,585        $ 4,756,947
Residual valuation                                   479,777            527,503
Initial direct cost deferred                          55,176             93,438
Allowance for credit losses                         (130,775)          (132,308)
Unearned income                                     (906,638)        (1,117,689)
--------------------------------------------------------------------------------
Net finance receivables                          $ 3,400,125        $ 4,127,891
================================================================================

The company's net investment in leveraged leases is composed of the following elements:

December 31                                               1998             1997
--------------------------------------------------------------------------------
Net rents receivable                                 $ 955,563        $ 810,750
Unguaranteed residual valuation                        608,858          609,737
Unearned income                                       (736,842)        (692,704)
--------------------------------------------------------------------------------
Investment in leveraged leases                         827,579          727,783
Deferred taxes arising
 from leveraged leases                                (477,814)        (300,164)
--------------------------------------------------------------------------------
Net investment in leveraged leases                   $ 349,765        $ 427,619
================================================================================

Following is a summary of the components of income from leveraged leases:

Years ended December 31                         1998          1997          1996
--------------------------------------------------------------------------------
Pretax leveraged
 lease income                                $20,671       $ 6,797       $ 8,497
Income tax effect                              9,990        16,110         6,501
--------------------------------------------------------------------------------
Income from
 leveraged leases                            $30,661       $22,907       $14,998
================================================================================

Leveraged lease assets acquired by the company are financed primarily through nonrecourse loans from third-party debt participants. These loans are secured by the lessees rental obligations and the leased property. Net rents receivable represent gross rents less the principal and interest on the nonrecourse debt obligations. Unguaranteed residual values are principally based on independent appraisals of the values of leased assets remaining at the expiration of the lease.

Leveraged lease investments include $301.6 million related to commercial real estate facilities, with original lease terms ranging from five to 25 years. Also included are seven aircraft transactions with major commercial airlines, with a total investment of $297.5 million with original lease terms ranging from 22 to 25 years and transactions involving locomotives, railcars and rail and bus facilities, with a total investment of $228.4 million and original lease terms ranging from 15 to 44 years.

The company has sold net finance receivables with varying amounts of recourse in privately placed transactions with third-party investors. The uncollected principal balance of receivables sold and residual guarantee contracts totaled $545 million and $502 million at December 31, 1998 and 1997, respectively. The maximum risk of loss arises from the possible non-performance of lessees to meet the terms of their contracts and from changes in the value of the underlying equipment. Conversely, these contracts are supported by the underlying equipment value and creditworthiness of customers. As part of the review of its exposure to risk, the company believes adequate provisions have been made for sold receivables, which may be uncollectible.

The company has invested in various types of equipment under operating leases; the net investment at December 31, 1998 and 1997 was not significant.

17. Business segment information

For a description of the company's reportable segments and the types of products and services from which each reportable segment derives its revenue, see "Overview" on page 25. That information is incorporated herein by reference. The information set forth below should be read in conjunction with such information. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, with the exception of the items outlined below.

Operating profit of each segment is determined by deducting from revenue the related costs and operating expenses directly attributable to the segment. Segment operating profit excludes general corporate expenses, income taxes and net interest attributable to corporate debt. Interest from financial services businesses includes intercompany interest. Identifiable assets are those used in the company's operations in each segment and exclude cash and cash equivalents, short-term investments and general corporate assets. Long-lived assets exclude finance receivables, investment in leveraged leases and mortgage servicing rights.

Revenue and operating profit by business segment and geographic area for the years ended 1996 to 1998 were as follows:

                                                           Revenue
                                              ----------------------------------
(Dollars in millions)                         1998           1997           1996
--------------------------------------------------------------------------------
Business segments:
 Mailing and
   Integrated Logistics                     $2,707         $2,552         $2,402
 Office Solutions                            1,216          1,089            983
 Mortgage Servicing                            130             73             53
 Capital Services                              168            206            258
--------------------------------------------------------------------------------
Total                                       $4,221         $3,920         $3,696
================================================================================

Geographic areas:
 United States                              $3,635         $3,358         $3,135
 Outside the
   United States                               586            562            561
--------------------------------------------------------------------------------
Total                                       $4,221         $3,920         $3,696
================================================================================

                                                      Operating profit
                                              ----------------------------------
(Dollars in millions)                         1998           1997           1996
--------------------------------------------------------------------------------
Business segments:
 Mailing and
   Integrated Logistics(a)                  $  663         $  584         $  477
 Office Solutions                              235            197            172
 Mortgage Servicing                             37             25             14
 Capital Services                               52             48             60
--------------------------------------------------------------------------------
Total                                       $  987         $  854         $  723
================================================================================

Geographic areas:
 United States                              $  900         $  775         $  691
 Outside the
   United States(a)                             87             79             32
--------------------------------------------------------------------------------
Total                                       $  987         $  854         $  723
================================================================================

(a) In 1996, excluding the Australian charge of $30 million, operating profit for the Mailing and Integrated Logistics segment would have been $507 million and the operating profit for the geographic area outside the United States would have been $62 million. See discussion of selling, service and administrative expense on page 29.



Additional segment information is as follows:

                                                  Years ended December 31
                                        ----------------------------------------
(Dollars in millions)                      1998            1997            1996
-------------------------------------------------------------------------------
Depreciation and
 amortization:
 Mailing and
   Integrated Logistics                 $   177         $   167         $   166
 Office Solutions                            88              74              62
 Mortgage Servicing                          64              29              22
 Capital Services                            18              17              15
-------------------------------------------------------------------------------
Total                                   $   347         $   287         $   265
===============================================================================

Net interest expense:
 Mailing and
   Integrated Logistics                 $    61         $    57         $    51
 Office Solutions                             5               5               4
 Mortgage Servicing                          (6)             (2)             (2)
 Capital Services                            72             104             120
-------------------------------------------------------------------------------
Total                                   $   132         $   164         $   173
===============================================================================

                                                            December 31

                                                    ---------------------------
(Dollars in millions)                                   1998            1997
-------------------------------------------------------------------------------
Net additions to
 long-lived assets:
 Mailing and
   Integrated Logistics                              $   177            $   176
 Office Solutions                                        123                 98
 Mortgage Servicing                                        2                  1
 Capital Services                                         17                (35)
-------------------------------------------------------------------------------
Total                                                $   319            $   240
===============================================================================

Identifiable assets:
 Mailing and
   Integrated Logistics                              $ 3,893            $ 3,596
 Office Solutions                                        879                769
 Mortgage Servicing                                      610                346
 Capital Services                                      2,012              2,896
-------------------------------------------------------------------------------
Total                                                $ 7,394            $ 7,607
===============================================================================

                                                                December 31
                                                          ---------------------
(Dollars in millions)                                       1998           1997
-------------------------------------------------------------------------------
Identifiable long-lived assets by
geographic areas:
   United States                                          $1,636         $1,531
   Outside the United States                                 195            182
-------------------------------------------------------------------------------
Total                                                     $1,831         $1,713
===============================================================================

Reconciliation of segment amounts to consolidated totals:


                                                     Years ended December 31
                                                   ----------------------------
(Dollars in millions)                              1998        1997        1996
-------------------------------------------------------------------------------
Operating profit:
 Total operating profit for
   reportable segments                            $ 987       $ 854       $ 723
Unallocated amounts:
 Net interest (corporate
   interest expense, net of
   intercompany transactions)                       (17)          9          16
 Corporate expense                                 (106)        (87)        (82)
-------------------------------------------------------------------------------
Income from continuing
 operations before
 income taxes                                     $ 864       $ 776       $ 657
===============================================================================
Net interest expense:
 Total interest expense for
   reportable segments                            $ 132       $ 164       $ 173
 Net interest (corporate interest
   expense, net of intercompany
   transactions)                                     17          (9)        (16)
-------------------------------------------------------------------------------
Consolidated net interest
 expense                                          $ 149       $ 155       $ 157
===============================================================================

Depreciation and amortization:
 Total depreciation and
   amortization for reportable
   segments                                       $ 347       $ 287       $ 265
 Corporate depreciation                              14          13          13
-------------------------------------------------------------------------------
Consolidated depreciation
 and amortization                                 $ 361       $ 300       $ 278
===============================================================================

                                                               December 31
                                                           -------------------
(Dollars in millions)                                      1998           1997
-------------------------------------------------------------------------------
Net additions to long-lived assets:
 Total additions for
    reportable segments                                   $  319         $  240
  Unallocated amounts                                          6             10
-------------------------------------------------------------------------------
Consolidated additions to
  long-lived assets                                       $  325         $  250
===============================================================================

Total assets:
 Total identifiable assets
    by reportable segments                                $7,394         $7,607
 Cash and cash equivalents and
    short-term investments                                   129            139
  General corporate assets                                   138            147
-------------------------------------------------------------------------------
 Consolidated assets                                      $7,661         $7,893
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

Loans receivable

The fair value of loans receivable is estimated based on quoted market prices, dealer quotes or by discounting the future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and similar remaining maturities.

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

MSR hedge

The fair values of the MSR hedge are obtained from dealer quotes. The interest rate swap portion represents the estimated amount the company would receive or pay to terminate the agreements, taking into consideration current interest rates and creditworthiness of the counterparties. The interest rate floor portion represents the difference between the market value and amounts paid to enter into the contracts.

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

The estimated fair value of the company's financial instruments at December 31, 1998 is as follows:

                                                   Carrying                Fair
                                                      value(a)            value
-------------------------------------------------------------------------------
Investment securities                           $     9,022         $     9,898
Loans receivable                                $   453,558         $   469,159
Long-term debt                                  $(1,954,434)        $(2,058,237)
Interest rate swaps                             $    (2,142)        $   (31,912)
Foreign currency
 exchange contracts                             $     1,867         $       652
MSR hedge                                       $     3,950         $     2,864
Residual, conditional
 commitment and financial
 guarantee contracts                            $    (2,077)        $    (3,460)
Transfer of receivables
 with recourse                                  $   (42,805)        $   (42,805)
-------------------------------------------------------------------------------
(a) Carrying value includes accrued interest and deferred fee income, where applicable.

The estimated fair value of the company's financial instruments at December 31, 1997 is as follows:

                                                   Carrying                Fair
                                                      value(a)            value
-------------------------------------------------------------------------------
Investment securities                           $    20,124         $    20,015
Loans receivable                                $   357,227         $   358,941
Long-term debt                                  $(1,321,497)        $(1,396,369)
Interest rate swaps                             $    (1,242)        $   (28,551)
Foreign currency
 exchange contracts                             $       735         $     4,542
Residual, conditional
 commitment and financial
 guarantee contracts                            $    (6,406)        $    (7,518)
Transfer of receivables
 with recourse                                  $    (8,005)        $    (8,005)
-------------------------------------------------------------------------------
(a) Carrying value includes accrued interest and deferred fee income, where applicable.

19. Quarterly financial data (unaudited)

Summarized quarterly financial data (dollars in millions, except for per share data) for 1998 and 1997 follows:

                                             Three Months Ended
                                 -----------------------------------------
1998                             March 31    June 30   Sept. 30    Dec. 31
--------------------------------------------------------------------------
Total revenue                      $  977     $1,044     $1,052     $1,147
Cost of sales and rentals
 and financing                     $  394     $  415     $  416     $  439
Income from:
 Continuing operations             $  127     $  139     $  139     $  162
 Discontinued operations                3          3          2          1
--------------------------------------------------------------------------
Net income                         $  130     $  142     $  141     $  163
==========================================================================

Basic earnings per share:
 Continuing operations               $   .45    $   .51    $   .51    $.60
 Discontinued operations                 .01        .01        .01      --
--------------------------------------------------------------------------
Net income                           $   .46    $   .52    $   .52    $.60
==========================================================================

Diluted earnings per share:
 Continuing operations               $   .45    $   .50    $   .50    $.59
 Discontinued operations                 .01        .01        .01      --
--------------------------------------------------------------------------
Net income                           $   .46    $   .51    $   .51    $.59
==========================================================================

                                            Three Months Ended
                               -------------------------------------------
1997                           March 31    June 30   Sept. 30      Dec. 31
--------------------------------------------------------------------------
Total revenue                   $   926    $   969    $   975    $   1,050
Cost of sales and rentals
 and financing                  $   361    $   377    $   385    $     409
Income from:
 Continuing operations          $   117    $   128    $   124    $     140
 Discontinued operations              3          3          4            7
--------------------------------------------------------------------------
Net income                      $   120    $   131    $   128    $     147
==========================================================================

Basic earnings per share:
 Continuing operations           $      .40 $      .44 $      .43 $    .50
 Discontinued operations                .01        .01        .01      .02
--------------------------------------------------------------------------
Net income                       $      .41 $      .45 $      .44 $    .52
==========================================================================

Diluted earnings per share:
 Continuing operations           $      .39 $      .44 $      .43 $    .49
 Discontinued operations                .01        .01        .01      .02
--------------------------------------------------------------------------
Net income                       $      .40 $      .45 $      .44 $    .51
==========================================================================
The sum of the quarters of 1998 and 1997 may not equal the annual amount due to rounding.

Report of Independent Accountants

To the Stockholders and Board of Directors of Pitney Bowes Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Pitney Bowes Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Stamford, Connecticut
January 21, 1999

Stockholder Information



World Headquarters
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700
(203) 356-5000
www.pitneybowes.com

Annual Meeting

Stockholders are cordially invited to attend the 1999 Annual Meeting at 9:00 a.m., Monday, May 10, 1999, at Pitney Bowes World Headquarters in Stamford, Connecticut. A notice of the meeting, proxy statement and proxy will be mailed to each stockholder under separate cover.

10-K Report

The Form 10-K report, to be filed by Pitney Bowes with the Securities and Exchange Commission, will provide certain additional information. Stockholders may obtain copies of this report without charge by writing to:

MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700

Stock Exchanges

Pitney Bowes common stock is traded under the symbol "PBI". The principal market it is listed on is the New York Stock Exchange. The stock is also traded on the Chicago, Philadelphia, Boston, Pacific and Cincinnati stock exchanges.

Comments concerning the Annual Report should be sent to:

MSC 6309
Director Corporate Marketing and Advertising
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700

Investors should contact First Chicago Trust Company at the address below for:

 . Lost securities and certificate replacement

 . Change of address, account consolidations, legal transfer requirements, replacement checks, tax information

 . Certificate transfers

 . Dividend reinvestment plan information

First Chicago Trust Company,
a division of EquiServe
PO Box 2500
Jersey City, NJ 07303-2500

Transfer Agent and Registrar:

First Chicago Trust Company,
a division of EquiServe
PO Box 2500
Jersey City, NJ 07303-2500
Stockholders may call First Chicago Trust Company at
(800) 648-8170.

Investor Inquiries
All investor inquiries about Pitney Bowes should be addressed to:
MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700

Stock Information
Dividends per common share

Quarter                                                 1998                1997
--------------------------------------------------------------------------------
First                                                  $.225                $.20
Second                                                  .225                 .20
Third                                                   .225                 .20
Fourth                                                  .225                 .20
--------------------------------------------------------------------------------
Total                                                  $.900                $.80
================================================================================

Quarterly price ranges of common stock

                                                              1998
Quarter                                         High                  Low
--------------------------------------------------------------------------------
First                                             51 15/16              42 7/32
Second                                            52 3/16               44 13/16
Third                                             58 3/16               46 5/8
Fourth                                            66 3/8                47 1/8

                                                              1997
Quarter                                          High                 Low
--------------------------------------------------------------------------------
First                                              31 3/4               26 13/16
Second                                             37 7/16              27 15/16
Third                                              42 1/2               35
Fourth                                             45 3/4               37 7/16
================================================================================

Trademarks
3 Series, 14 Series, AccuTrac, AddressRight, Arrival, Ascent, ClickStamp, Conquest, D3, DirectNet, DocuMatch, Finalist, ForwardTrak, Fulfillment, Galaxy, iSend, Mail Essentials, Mail List Manager, Mailers Choice, Marketing Materials, Paragon, pb.commander, pb.control, pb.digital, pb.printmgr, Personal Post, PitneyWorks, Postage by Phone, ReUnion, Smart Image, SmartMailer, StreamWeaver, Target Prospects, Universal Access, ValueShip, Weigh-on-the-Way are trademarks or service marks of Pitney Bowes Inc.

Business Rewards, Postal Privilege, Purchase Power, ValueMax, are trademarks or service marks of Pitney Bowes Financial Services.

All other trademarks are service marks owned by their respective companies.