Form 10-K405, Exhibit 13
period 1999-12-31
PITNEY BOWES INC /DE/
filed 2000-03-30
CIK 78814

                                                                    EXHIBIT (vi)
                                                                    ------------
Management's Discussion and Analysis of
Financial Condition and Results of Operations
Year ended December 31, 1999

Overview

Pitney Bowes Inc. (the company) continues to build on the core activities that support its strong competitive position in informed mail and messaging management.

The company operates in three reportable segments: Mailing and Integrated Logistics, Office Solutions and Capital Services.

Mailing and Integrated Logistics includes revenues from the rental of postage meters and the sale and financing of mailing equipment, including software-based mail creation and mail finishing equipment, production mail systems including customized software applications, software-based shipping, transportation and logistics systems, and related supplies and services. Office Solutions includes revenues from the sale, financing, rental and service of reprographic and facsimile equipment including related supplies, and facilities management services which provides mail processing, reprographic business support and other processing functions. Capital Services provides large-ticket financing and fee-based programs covering a broad range of products and other financial services to the commercial and industrial markets in North America.

On January 14, 2000, the company sold its mortgage servicing business, Atlantic Mortgage & Investment Corporation (AMIC), a wholly-owned subsidiary of the company to ABN AMRO North America. The company received approximately $484 million in cash at closing. Accordingly, operating results of AMIC have been segregated and reported as discontinued operations in the Consolidated Statements of Income. Prior year results have been reclassified to conform to the current year presentation. In connection with the sale, the company recorded a loss of approximately $27.6 million (net of taxes of $18.4 million) for the year ended December 31, 1999. The transaction is subject to post-closing adjustments. See Note 12 to the consolidated financial statements.

As part of the company's strategy to reduce the capital committed to asset-based financing, while increasing fee-based income, in 1998 the company sold its broker-oriented small-ticket leasing business to General Electric Capital Corporation (GECC), a subsidiary of General Electric Company. As part of the sale, the operations, employees and substantially all the assets of Colonial Pacific Leasing Corporation (CPLC) were transferred to GECC. The company received approximately $790 million at closing, which approximates the book value of the net assets sold or otherwise disposed of and related transaction costs. Accordingly, operating results of CPLC have been segregated and reported as discontinued operations in the Consolidated Statements of Income. Prior year results have been reclassified to conform to the current year presentation. In connection with this transaction, the company recorded a gain of approximately $3.7 million (net of taxes of $2.0 million) for the year ended December 31, 1999. This gain resulted from the settlement of post-closing adjustments in 1999 related to the sale, offset by the cost of settlement with regard to a dispute with GECC over certain assets that were included in the sale. See Note 12 to the consolidated financial statements.

Results of Continuing Operations
1999 Compared to 1998

In 1999, revenue increased 8%, operating profit grew 15%, income from continuing operations grew 22% and diluted earnings per share from continuing operations increased 25% to $2.42 compared with $1.94 for 1998.

In 1999, the company received a one time net after-tax settlement of $29.5 million from the U.S. Postal Service (USPS) (see Other Matters). Excluding the impact of this settlement, income from continuing operations grew 16% and diluted earnings per share from continuing operations increased 19% to $2.31 compared with $1.94 for 1998.

  Diluted Earnings Per Share from Continuing Operations
  Dollars

                                  [BAR CHART]

  *Excluding the USPS Settlement

Revenue

(Dollars in millions)          1999    1998   % change
                             -------------------------
Mailing and
Integrated Logistics         $2,992  $2,707        11%
Office Solutions              1,266   1,216         4%
Capital Services                175     168         4%
                             -------------------------
                             $4,433  $4,091         8%
                             =========================

The revenue increase came from growth in the Mailing and Integrated Logistics, Office Solutions and Capital Services segments of 11%, 4% and 4%, respectively, over 1998. Volume increases in our U.S. Mailing Systems, International Mailing, Production Mail, U.S. Copier Systems, Facsimile Systems and Management Services businesses were the principal reasons for the revenue growth. The impact of price changes and exchange rates was minimal.

Approximately 73% of our total revenue in 1999 is recurring revenue, which we believe is a continuing good indicator of potential repeat business.

Operating profit

(Dollars in millions)          1999   1998   % change
                             ------------------------
Mailing and
 Integrated Logistics        $  798  $ 660        21%
Office Solutions                242    235         3%
Capital Services                 51     52        (1%)
                             ------------------------
                             $1,091  $ 947        15%
                             ========================

Operating profit grew 15% over the prior year, consistent with the growth rate in 1998, continuing to reflect our strong emphasis on reducing costs and controlling operating expenses. Another measure of our success in controlling costs and expenses in 1999 and 1998 was that growth in operating profit continued to significantly outpace revenue growth. Operating profit grew 21% in the Mailing and Integrated Logistics segment and 3% in the Office Solutions segment. Operating profit decreased 1% in the Capital Services segment.

The operating profit growth in the Mailing and Integrated Logistics segment came from strong performances by U.S. Mailing Systems, International Mailing, Production Mail and related financing. Operating profit in our Office Solutions segment was moderated by industry pricing pressures and unfavorable currency impacts affecting our copier and facsimile businesses.

Revenue
Dollars in millions
--------------------

                                  [BAR CHART]


Sales revenue increased 9% in 1999 due mainly to double-digit growth in our U.S. Mailing Systems, International Mailing and Production Mail businesses and single-digit growth in our U.S. Copier Systems, Facsimile Systems and Management Services businesses. The increase at U.S. Mailing Systems was due to the continuing shift to advanced technologies and feature-rich products in large, medium and entry level mailing machines, weighing scales and shipping and integrated logistics software and related equipment. The strong growth in the company's mailing and shipping businesses was also helped by increased business-to-business and business-to-consumer activity generated by e-commerce. Sales of consumable supplies used in our digital products also had strong growth. U.S. Copier Systems' sales growth was driven by increased sales of our Smart Image(TM) Plus line of products in the high-end segment, increased product offerings of digital and color models and increased supply sales. Facsimile supply sales in the U.S. and equipment sales in the U.K. and Canada contributed to sales growth in the Facsimile Systems business. However, the rate of growth in facsimile supply sales has moderated despite increased unit placements due to lower usage and increased competition from private label manufacturers. Increases in value-added services to the existing contract base, new services such as business recovery services which had its second full year of operation and international growth stimulated growth in our Management Services business. In total, Financial Services financed 36% and 38% of all sales in 1999 and 1998, respectively.

Rentals and financing revenue increased 7% in 1999. Rentals revenue grew 5% driven by growth in the U.S. mailing market due to the continuing shift to electronic and digital meters, including increased placements of the digital desktop Personal Post(TM) meter, available through various distribution channels such as telemarketing, the Internet and selected retail outlets specializing in business supplies. At December 31, 1999, electronic and digital meters represented over 99% of our U.S. meter base, up from 90% at December 31, 1998, with digital meters representing approximately 40% of all meters in service in the U.S., up from 35% in 1998. The company no longer places mechanical meters, which is in line with USPS guidelines.

The strategic shift at U.S. Copier Systems from sales to rentals has increased rentals revenue. Contribution to rentals revenue growth also came from our U.S. and U.K. facsimile markets, driven by an increased rental base of the 33.6 kbps systems such as the 9920 and 9930 models in the U.S. Our Facsimile Systems' installed rental and sales base is the highest in its history.

Financing revenue grew 11%. Revenue increases came from increased volume of leases of the company's products and from product offerings such as Purchase PowerSM, Business RewardsSM, Postal PrivilegeSM, and Reserve AccountSM. Financing revenue continued to be impacted by our strategy to reduce our asset-based financing through asset sales in 1999 and prior years.

Support services revenue increased 8% in 1999. Despite competitive pricing pressures, U.S. Mailing had increased support services revenue due to a larger population of extended maintenance contracts and higher chargeable service calls and billed labor hours in 1999. Production Mail had double-digit growth in support services revenue due to increased service contract base and on-site contracts. U.S. Copier Systems also had increased support services revenue.

Cost of sales

(Dollars in millions)            1999    1998   % change
                               -------------------------
                               $1,220   $1,146        6%
Percentage of sales revenue      56.0%    57.5%

Cost of sales, as a percentage of sales revenue, improved for the third consecutive year. The significant improvement in this ratio was achieved principally due to lower product costs, significant productivity improvements in our manufacturing processes, increased sales of higher margin software-based logistics and mail creation products, the increased sale of higher margin supplies in our mailing, copier and facsimile businesses and the impact of strategic sourcing initiatives in the U.S. and Europe.

Cost of rentals and financing

(Dollars in millions)             1999    1998  % change
                                  ----------------------
                                  $470    $419       12%
Percentage of rentals
     and financing revenue        27.7%   26.5%

Cost of rentals and financing, as a percentage of rentals and financing revenue, increased 1.2 percentage points. The cost of rentals ratio was slightly lower due to lower costs at U.S. Mailing and Facsimile Systems in 1999. The cost of financing ratio increased due to the impact of Capital Services segment transactions, reflecting the company's continued focus to reposition this business, and increased costs associated with new business initiatives, including the launch of the PitneyWorksSM suite of products.

Selling, service and administrative expenses were 34.3% of total revenue in 1999 compared with 35.3% in 1998. Continued emphasis on controlling expense growth while growing revenues resulted in an improvement in this ratio. This was the seventh consecutive year of improvement in our selling, service and administrative cost to revenue ratio, excluding a charge in 1996 to exit the copier business in Australia. The company continued its investment in an enterprise-wide resource planning initiative and incurred expenses to comply with Year 2000 systems issues, which partially offset the improvement in this ratio.

Favorable pension plan asset performance and amendments to the retiree medical program resulted in an increase in the unrecognized actuarial gain which could result in a reduction of the net periodic benefit cost in future years.

Selling, Service and Administrative Rate
Percentage of revenue
----------------------------------------

                                  [BAR CHART]


Research and development expenses
(Dollars in millions)                    1999    1998    % change
                                         ------------------------
                                         $109    $101          8%

Research and development expenses increased 8% in 1999 to $109 million reflecting continued investment in developing new technologies and enhancing features for all our products. The 1999 increase represents expenditures for Internet-based bill presentment and metering, digital document delivery systems, new digital meters, personal computer metering technology, advanced inserting equipment, and new and advanced features for production mail equipment and high volume mail sorting equipment.

Net interest expense
(Dollars in millions)    1999     1998   % change
                         ------------------------
                         $179     $157        14%

Net interest expense increased due to higher average borrowings during 1999 compared to 1998 to fund the company's investment in products and new business initiatives and the continuing stock repurchase program. Our variable and fixed debt rate mix, after adjusting for the effect of interest rate swaps, was 50% and 50%, respectively, at December 31, 1999.

Effective tax rate
                               1999      1998
                               --------------
                               33.1%    34.2%

The effective tax rate of 33.1% in 1999 reflects continued tax benefits from leasing and financing activities, lower state and local taxes, and lower taxes attributable to international sourced income.

Continuing Operations Margin
Percentage of revenue
-----------------------------

                                  [BAR CHART]

Income from continuing operations and diluted earnings per share from continuing operations increased 22% and 25%, respectively, in 1999. Excluding the one time net after-tax gain of $29.5 million from the USPS Settlement, income from continuing operations and diluted earnings per share from continuing operations increased 16% and 19% respectively, in 1999. The increase in diluted earnings per share outpaced the increase in income from continuing operations due to the company's share repurchase program, under which 7.4 million shares, approximately 3% of the average common and potential common shares outstanding at the end of 1998, were repurchased in 1999. Income from continuing operations as a percentage of revenue increased to 14.2% in 1999, excluding the USPS Settlement, from 13.3% in 1998, the sixth consecutive year of improvement in this ratio.

Income from Continuing Operations
Dollars in millions
---------------------------------

                                  [BAR CHART]


Results of Continuing Operations
1998 Compared to 1997

In 1998, revenue increased 6%, operating profit grew 15%, income from continuing operations grew 10% and diluted earnings per share from continuing operations increased 15% to $1.94 compared with $1.68 for 1997.

Revenue
(Dollars in millions)          1998    1997   % change
                             -------------------------
Mailing and
  Integrated Logistics       $2,707  $2,552         6%
Office Solutions              1,216   1,089        12%
Capital Services                168     206       (18%)
                             -------------------------
                             $4,091  $3,847         6%
                             =========================

The revenue increase came from growth in the Mailing and Integrated Logistics and Office Solutions segments of 6% and 12%, respectively, over 1997. Volume increases in our U.S. Mailing Systems, Production Mail, U.S. Copier Systems, Facsimile Systems and Management Services businesses were the principal cause of the revenue growth. The impact of price changes and exchange rates was minimal. The revenue increase was partially offset by an 18% decline in revenue in the Capital Services segment due to our strategy to reduce our external assets and shift to more fee-based revenue streams.

Approximately 75% of our total revenue in 1998 and 1997 is recurring revenue, which we believe is a continuing good indicator of potential repeat business.

Operating profit
(Dollars in millions)         1998   1997   % change
                            ------------------------
Mailing and
     Integrated Logistics     $660   $582        13%
Office Solutions               235    197        19%
Capital Services                52     48         7%
                            ------------------------
                              $947   $827        15%
                            ========================

Operating profit grew 15% over the prior year compared with growth of 17% in 1997, continuing to reflect our strong emphasis on reducing costs and controlling operating expenses in all our businesses. Another measure of our success in controlling costs and expenses in 1998 and 1997 was that growth in operating profit continued to significantly outpace revenue growth. Operating profit grew 13% in the Mailing and Integrated Logistics segment, 19% in the Office Solutions segment and 7% in the Capital Services segment.

The operating profit growth in the Mailing and Integrated Logistics segment came from strong performances by U.S. Mailing Systems, International Mailing, Production Mail and related financing. Strong operating performances by our Facsimile Systems, U.S. Copier Systems and Management Services businesses drove the operating profit growth in the Office Solutions segment.

Sales revenue increased 9% in 1998 due mainly to strong sales growth in our U.S. Mailing Systems, U.S. Copier Systems, Facsimile Systems and Management Services businesses. The increase in U.S. Mailing Systems was due to the continuing shift to advanced technologies and feature-rich products in the large, medium and entry level mailing machines and in weighing scales. Sales of consumable supplies used in our digital products also had strong growth. Sales growth in our Software Solutions business was driven by strong sales of logistics and print management software. Copier sales growth was driven by our new Smart Image(TM) Plus line of products in the high-end segment plus increased product offerings of digital and color models. Copier supply sales were also higher. For the second consecutive year, Buyers Laboratory has named our copiers as the "Most Outstanding Copier Line," with eight copiers being called "outstanding" in their respective class. The award recognizes reliability, copy quality and ease of use, all factors critical to customer satisfaction. Facsimile supply sales in the U.S. and equipment sales in the U.K. and Canada drove sales growth in the Facsimile Systems business. Increases in contract base and increases in value-added services to the existing contract base accounted for the growth in our Management Services business. In total, Financial Services financed 38% and 36% of all sales in 1998 and 1997, respectively. This increase was achieved despite the impact of the increased sales revenue from our Management Services business, which does not use traditional financing services used by our other businesses.

Rentals and financing revenue increased 3% in 1998. Rentals revenue grew 6% driven by growth in the U.S. and the U.K. mailing markets due to the continuing shift to electronic and digital meters. In the U.S., the growth came primarily from continuing placement of the digital desktop Personal Post(TM) meter, which is available through various distribution channels such as telemarketing, the Internet and selected retail outlets specializing in business supplies. At December 31, 1998, electronic and digital meters represented over 90% of our U.S. meter base, with digital meters representing 35% of all meters in service in the U.S. The company no longer places mechanical meters, which is in line with USPS guidelines; such meters were less than 10% of our U.S. meter population at December 31, 1998. The growth in U.K. rentals revenue was due to the introduction of the Personal Post(TM) meter in that market.

Contribution to rentals revenue growth also came from our U.S. and U.K. facsimile markets, driven by an increased rental base of the 33.6 kbps systems such as the 9920 and 9930 models in the U.S.

Financing revenue was flat. Revenue increases came from increased volume of leases of the company's products and from new product offerings such as Purchase PowerSM, Business RewardsSM and Postal PrivilegeSM. The increase was offset by reduced revenues from the large-ticket external financing business due to asset dispositions in 1998 and prior years in accordance with our strategy.

Support services revenue increased 7% in 1998. Despite competitive pricing pressures, U.S. Mailing had increased support services revenue from a larger population of extended maintenance contracts and higher chargeable service calls. Production Mail had double-digit growth in support services revenue as their service contract base and on-site contracts increased. U.S. Copier Systems and most of our international mailing units, excluding currency impacts, had increased support services revenue.

Cost of sales

(Dollars in millions)            1998      1997   % change
                               ---------------------------
                               $1,146    $1,082         6%
Percentage of sales revenue      57.5%     59.0%


Cost of sales, as a percentage of sales revenue, improved for the second consecutive year. The significant improvement in this ratio was achieved principally due to lower product costs, the increased sale of higher margin supplies in our mailing, copier and facsimile businesses and the impact of strategic sourcing initiatives in the U.S. and Europe. The improvement was achieved despite the offsetting effect of increased revenue and costs of the lower margin Management Services business, where most of its expenses are in cost of sales.

Cost of rentals and financing
(Dollars in millions)            1998      1997    % change
                                ---------------------------
                                 $419      $401          4%
Percentage of rentals
and financing revenue            26.5%     26.2%


Cost of rentals and financing, as a percentage of rentals and financing revenue, increased slightly. While the cost of rentals was essentially flat with 1997, the cost of financing increased due to lower revenues in the Capital Services segment, reflecting the company's continued focus to reposition this business.

Selling, service and administrative expenses were 35.3% of revenue in 1998 compared with 35.6% in 1997. Continued emphasis on controlling expense growth while growing revenues resulted in an improvement in this ratio. This was the sixth consecutive year of improvement in our selling, service and administrative cost to revenue ratio, excluding a charge in 1996 to exit the copier business in Australia. The company is in the process of an enterprise-wide resource planning initiative and has incurred expenses to comply with Year 2000 systems issues, which have partially offset the improvement in this ratio.

Research and development expenses
(Dollars in millions)    1998    1997    % change
                         ------------------------
                         $101     $89         13%

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

Net interest expense
(Dollars in millions)    1998    1997    % change
                         ------------------------
                         $157    $158        (1%)

Net interest expense decreased due to lower interest rates and higher interest income, offset in part by higher average borrowings during 1998 compared to 1997. Lower interest expense, resulting from utilizing the proceeds from prior year asset sales in our Capital Services segment and the sale of the broker-oriented small-ticket external financing business in 1998, was offset by interest expense on borrowings to fund the continuing stock repurchase program. Our variable and fixed rate debt mix, after adjusting for the effect of interest rate swaps, was 32% and 68%, respectively, at December 31, 1998.

Effective tax rate
                         1998    1997
                         ------------
                         34.2%   34.2%

The effective tax rate of 34.2% in 1998 reflects continued tax benefits from leasing and financing activities and lower taxes attributable to international sourced income. This rate was essentially flat with prior year.

Income from continuing operations and diluted earnings per share from continuing operations increased 10% and 15%, respectively, in 1998. The increase in diluted earnings per share outpaced the increase in income from continuing operations due to the company's share repurchase program, under which 11 million shares, 4% of the average common and potential common shares outstanding at the end of 1997, were repurchased in 1998. Income from continuing operations as a percentage of revenue increased to 13.3% in 1998 from 12.8% in 1997.

Other Matters

In August 1999, the USPS and the company announced that they had reached an agreement (USPS Settlement) resolving a lawsuit filed by the company in 1997. The lawsuit arose out of a dispute over a 1978 Statement of Understanding authorizing the company to offer Postage by Phone(R), its proprietary version of the Computerized Meter Resetting System. Under the terms of the agreement, the company received $51.8 million, representing a portion of the financial benefit that the USPS obtained as a result of the revised regulations. This payment, net of related legal expenses of $2.2 million, was recorded as other income in the Consolidated Statement of Income for the year ended December 31, 1999.

On January 14, 2000, the company sold its mortgage servicing business, AMIC, a wholly-owned subsidiary of the company to ABN AMRO North America. The company received approximately $484 million in cash at closing. The transaction is subject to post-closing adjustments. In connection with the sale, the company recorded a loss of approximately $27.6 million (net of taxes of $18.4 million) for the year ended December 31, 1999.

On October 30, 1998, CPLC, a wholly-owned subsidiary of the company, transferred the operations, employees and substantially all assets related to its broker-oriented external financing business to GECC, a subsidiary of the General Electric Company. The company received approximately $790 million at closing, which approximates the book value of the net assets sold or otherwise disposed of and related transaction costs. The transaction was subject to post-closing adjustments. In connection with this transaction, the company recorded a gain of approximately $3.7 million (net of taxes of $2.0 million) for the year ended December 31, 1999. This gain resulted from the settlement of post-closing adjustments in 1999 related to the sale, offset by the cost of settlement with regard to a dispute with GECC over certain assets that were included in the sale.

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

Under the terms of the agreement, the company transferred external large-ticket finance assets through a sale to GATX Capital and an equity investment in a limited liability company owned by GATX Capital and the company. The company received approximately $867 million in net cash relating to this transaction during 1997, 1998 and 1999. At December 31, 1999, the company retained approximately $167.1 million of equity investment in a limited liability company along with GATX Capital.

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

In 1998, the company adopted FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Under FAS No. 131, the company has three reportable segments: Mailing and Integrated Logistics, Office Solutions and Capital Services. See Note 16 to the consolidated financial statements.

In 1998, the company adopted FAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." FAS No. 132 revises the company's disclosures about pension and other postretirement benefit plans. See Note 11 to the consolidated financial statements.

In June 1999, FAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133-an amendment of FASB Statement No. 133," was issued. This statement defers the effective date of FAS No. 133 one year (January 1, 2001 for the company). FAS No. 133 requires that an entity recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in the fair value of those instruments will be reflected as gains or losses. The accounting for the gains and losses depends on the intended use of the derivative and the resulting designation. The company is currently evaluating the impact of this statement.

In December 1999, the SEC issued SAB No. 101, "Revenue Recognition in Financial Statements," summarizing certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. This guidance is provided due, in part, to the large number of revenue recognition issues that SEC registrants encounter. Although the company believes it is in compliance with this guidance in all material respects, the company is currently evaluating its current revenue recognition policies to determine the impact of SAB No. 101, if any.

Liquidity and Capital Resources

Our ratio of current assets to current liabilities improved to 1.16 to 1 at December 31, 1999 compared to .92 to 1 at December 31, 1998. The increase in this ratio was due to the classification of AMIC's net assets to be disposed of as current assets in the Consolidated Balance Sheet at December 31, 1999. Excluding the impact of this classification, this ratio improved to 1.05 to 1 at December 31, 1999.

Current Ratio
-------------
                                  [BAR CHART]

To manage interest rate risk, we use a balanced mix of debt maturities, variable and fixed rate debt and interest rate swap agreements. In 1999, we entered into interest rate swap agreements, primarily through our financial services business.

The ratio of total debt to total debt and stockholders' equity was 69.1% at December 31, 1999, versus 66.6% at December 31, 1998, including the preferred stockholders' equity in a subsidiary company as debt. Excluding the preferred stockholders' equity in a subsidiary company from debt, the ratio of total debt to total debt and stockholders' equity was 67.2% at December 31, 1999, versus 64.4% at December 31, 1998. The increase in finance receivables and other assets combined with the $438 million repurchase of 7.4 million shares of common stock in 1999 increased this ratio. The company's strong results partially offset the increase in this ratio.

As part of the company's non-financial services shelf registrations, the company has a medium-term note facility permitting issuance of up to $500 million in debt securities with a minimum maturity of nine months, of which $300 million remained available at December 31, 1999.

In December 1999, Pitney Bowes Nova Scotia ULC, a wholly-owned subsidiary of the company, issued $150 million of floating rate notes maturing December 2004, guaranteed by the company. These notes bear interest, at a floating rate of LIBOR plus 32 basis points, set as of the quarterly interest payment dates. The net proceeds from these notes were used for general corporate purposes, including the repayment of commercial paper.

In April 1999, the company issued $200 million of medium-term notes from its shelf registration filed with the SEC in April 1998. These unsecured notes bear annual interest at 5.5% and mature in April 2004. The net proceeds from these notes were used for general corporate purposes, including the repayment of commercial paper. In January 1998, the company issued notes amounting to $300 million available under a prior shelf registration. These unsecured notes bear annual interest at 5.95% and mature in February 2005. The notes are redeemable earlier at the company's option. The net proceeds from these notes were used for general corporate purposes, including the repayment of short-term debt.

Pitney Bowes Credit Corporation (PBCC), a wholly-owned subsidiary of the company, has $625 million of unissued debt securities available at December 31, 1999 from a shelf registration statement filed with the SEC in July 1998. As part of this shelf registration statement, in August 1999, PBCC established a medium-term note program for the issuance from time to time of up to $500 million aggregate principal amount of Medium-Term Notes, Series D, of which $375 million remained available at December 31, 1999.

In September 1999, PBCC issued $125 million of 5.95% unsecured notes (the "notes") available under the medium-term note program. The proceeds from the notes were used for general corporate purposes, including the repayment of short-term debt. The notes are due September 2000, with interest payable in March 2000 and at maturity.

In January 1998, PBCC issued notes amounting to $250 million available under a prior shelf registration. These unsecured notes bear annual interest at 5.65% and mature in January 2003. The proceeds were used to meet PBCC's financing needs during 1998.

In September 1998, certain partnerships controlled by affiliates of PBCC issued a total of $282 million of Series A and Series B Secured Floating Rate Senior Notes (the notes). The notes are due in 2001 and bear interest at a floating rate of LIBOR plus 65 basis points, set as of the quarterly interest payment dates. The proceeds from the notes were used to purchase subordinated debt obligations from the company (PBI Obligations). The PBI Obligations have a principal amount of $282 million and bear interest at a floating rate of LIBOR plus 100 basis points, set as of the notes' quarterly interest payment dates. The proceeds from the PBI Obligations were used for general corporate purposes, including the repayment of short-term debt.

To help us better manage our international cash and investments, in June 1995 and April 1997, Pitney Bowes International Holdings, Inc., a subsidiary of the company, issued $200 million and $100 million, respectively, of variable term, voting preferred stock (par value $.01) representing 25% of the combined voting power of all classes of its outstanding capital stock, to outside institutional investors in a private placement. The remaining 75% of the voting power is held directly or indirectly by Pitney Bowes Inc. The preferred stock is recorded on the Consolidated Balance Sheets as preferred stockholders' equity in a subsidiary company. We used the proceeds of these transactions to pay down short-term debt. We have an obligation to pay cumulative dividends on this preferred stock at rates that are set at auction. The auction periods are generally 49 days, although they may increase in the future. The weighted average dividend rate in 1999 and 1998 was 4.0% and 4.1%, respectively. Preferred dividends are reflected as a minority interest in the Consolidated Statements of Income in selling, service and administrative expenses. In December 1998, the company sold 9.11% Cumulative Preferred Stock, mandatorily redeemable in 20 years, in a subsidiary company to an institutional investor for approximately $10 million.

At December 31, 1999, the company had unused lines of credit and revolving credit facilities of $1.8 billion (including $1.2 billion at its financial services businesses) in the U.S. and $47.7 million outside the U.S., largely supporting commercial paper debt. We believe our financing needs for the next 12 months can be met with cash generated internally, money from existing credit agreements, debt issued under new shelf registration statements and existing commercial and medium-term note programs. Information on debt maturities is presented in Note 5 to the consolidated financial statements.

Total financial services assets increased to $5.5 billion at December 31, 1999, up 7% from $5.2 billion in 1998. To fund finance assets, borrowings were $3.0 billion in 1999 and $2.8 billion in 1998. Approximately $237 million and $387 million in cash was generated from the sale of finance assets in 1999 and 1998, respectively. We used the money to pay down debt, repurchase shares and fund new business development.


Market Risk

The company is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies.

The company's objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the company uses a balanced mix of debt maturities and variable and fixed rate debt together with interest rate swaps.

The company's objective in managing its exposure to foreign currency fluctuations is to reduce the volatility in earnings and cash flows associated with foreign exchange rate changes. Accordingly, the company enters into various contracts, which change in value as foreign exchange rates change, to protect the value of external and intercompany transactions in foreign currencies. The principal currencies hedged are the British pound, Canadian dollar, Japanese yen and French franc.

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

At December 31, 1999, the company's maximum potential one-day loss in fair value of the company's exposure to foreign exchange rates and interest rates, using the variance/co-variance technique described above, was not material.


Year 2000

In 1997, the company established a formal worldwide program to identify and resolve the impact of the Year 2000 date processing issue on the company's business systems, products and supporting infrastructure. This included a comprehensive review of the company's information technology (IT) and non-IT systems, software and embedded processors. The program structure had strong executive sponsorship and consisted of a Year 2000 steering committee of senior business and technology management, a Year 2000 program office of full-time project management, and subject matter experts and dedicated business unit project teams. The company also engaged independent consultants to perform periodic program reviews and assist in systems assessment and test plan development.

The program encompassed the following phases: an inventory of affected technology and critical third party suppliers, an assessment of Year 2000 readiness, resolution, unit and integrated testing and contingency planning. The company completed its worldwide inventory and assessment of all business systems, products and supporting infrastructure. Required modifications were substantially completed by year-end 1998. Tests were performed as software was remediated, upgraded or replaced.

The company experienced no significant Year 2000 issues on its business systems, products and supporting infrastructure. Minor issues noted in the early days of the year were fully addressed and remedied during the first week of January 2000. The company has not noted or been notified of any significant concerns or impacts on its many business and IT systems, products, services and infrastructure or the failure of any third party on which the company relies to make timely changes to their own systems and processes.

Although the company cannot determine with any degree of accuracy the potential revenue it may have lost in the later months of 1999, the company believes it is possible that some of its customers may have deferred purchasing decisions until the year 2000.

While the company has not been notified of any specific product or system failure as a result of the Year 2000 issue, it will continue its monitoring activity into the second quarter of 2000 to ensure that any problems that may arise are promptly addressed.

The total cost of the worldwide program from inception in 1997 through the year 2000 was approximately $33 million, of which approximately $12 million was expensed in 1999. These costs, which were funded through the company's cash flows, included both internal labor costs as well as consulting and other external costs.

Capital Investment

During 1999, net investments in fixed assets included net additions of $114 million to property, plant and equipment and $191 million to rental equipment and related inventories, compared with $91 million and $207 million, respectively, in 1998. These additions included expenditures for normal plant and manufacturing equipment. In the case of rental equipment, the additions included the production of postage meters and the purchase of facsimile and copier equipment for new placements and upgrade programs.

At December 31, 1999, commitments for the acquisition of property, plant and equipment reflected plant and manufacturing equipment improvements as well as rental equipment for new and replacement programs.


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


Environmental
The company is subject to federal, state and local laws and regulations relating to the environment and is currently named as a member of various groups of potentially responsible parties in administrative or court proceedings. As we previously announced, in 1996 the Environmental Protection Agency (EPA) issued an administrative order directing us to be part of a soil cleanup program at the Sarney Farm site in Amenia, New York. The site was operated as a landfill between the years 1968 and 1970 by parties unrelated to the company, and wastes from a number of industrial sources were disposed there. We do not concede liability for the condition of the site, but are working with the EPA to identify, and then seek reimbursement from, other potentially responsible parties. Based on the facts presently known, we estimate the total cost of our remediation effort to be approximately $5 million. This amount has been recorded as a liability in the Consolidated Balance Sheet at December 31, 1999.

The administrative and court proceedings referred to above are in different states. It is difficult to estimate with any certainty the total cost of remediating, the timing or extent of remedial actions which may be required by governmental authorities. However, we believe that the outcome of any current proceeding will not have a material adverse effect on our financial condition or results of operations.


Regulation
In January 2000, the USPS issued a proposed schedule for the phaseout of manually reset electronic meters in the U.S. as follows:

 . As of February 1, 2000, new placements of manually reset electronic meters would no longer be permitted. Current users of manually reset electronic meters can continue to use these meters for the term of their current rental and lease agreements.

Based on the proposed schedule, the company believes that the phaseout of manually reset electronic meters will not cause a material adverse financial impact on the company.

As a result of the company's aggressive efforts to meet the USPS mechanical meter migration phaseout schedule combined with the company's ongoing and continuing investment in advanced postage evidencing technologies, mechanical meters represented less than 1% of the company's installed U.S. meter base at December 31, 1999, compared with 10% at December 31, 1998. At December 31, 1999, over 99% of the company's installed U.S. meter base is electronic or digital, compared with 90% at December 31, 1998. The company continues to work, in close cooperation with the USPS, to convert those mechanical meter customers who have not migrated to digital or electronic meters.

In May 1995, the USPS publicly announced its concept of its Information Based Indicia Program (IBIP) for future postage evidencing devices. As initially stated by the USPS, the purpose of the program was to develop a new standard for future digital postage evidencing devices which significantly enhanced postal revenue security and supported expanded USPS value-added services to mailers. The program would consist of the development of four separate specifications:

 .  the Indicium specification-the technical specifications for the indicium to be printed
 .  a Postal Security Device specification-the technical specification for the device that would contain the accounting and security features of the system . a Host specification
 .  a Vendor Infrastructure specification

During the period from May 1995 through December 31, 1999, the company has submitted extensive comments to a series of proposed IBIP specifications issued by the USPS. In July 1999, the USPS issued the latest set of proposed specifications, entitled "Performance Criteria for Information Based Indicia and Security Architecture for Open IBI Postage Evidencing Systems" (the IBI Performance Criteria). The company has submitted comments to the IBI Performance Criteria.

As of December 31, 1999, the company is in the process of finalizing the development of both PC and Internet versions of a product which satisfy the proposed IBI Performance Criteria. These products are currently in the final phase of beta testing and are expected to be ready for market upon final approval from the USPS.

In June 1999, the company was served with a Civil Investigative Demand (CID) from the Justice Department's Antitrust Division. A CID is a tool used by the Antitrust Division for gathering information and documents. The company believes that the Justice Department may be reviewing the company's efforts to protect its intellectual property rights. The company believes it has complied fully with the antitrust laws and is cooperating fully with the department's investigation.


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

Although not affecting income, deferred translation losses amounted to $5 million, $25 million and $32 million in 1999, 1998 and 1997, respectively. In 1999 and 1998, the translation losses resulted principally from the weakening Canadian dollar. In 1997, the translation loss resulted from the strengthening of the U.S. dollar against most other currencies except for the British pound.

The results of the company's international operations are subject to currency fluctuations. We enter into foreign exchange contracts for purposes other than trading primarily to minimize our risk of loss from such fluctuations. Exchange rates can impact settlement of our intercompany receivables and payables that result from transfers of finished goods inventories between our affiliates in different countries, and intercompany loans.

At December 31, 1999, the company had approximately $331 million of foreign exchange contracts outstanding, most of which mature in 2000, to buy or sell various currencies. Risks arise from the possible non-performance by counterparties in meeting the terms of their contracts and from movements in securities values, interest and/or exchange rates. However, the company does not anticipate non-performance by the counterparties as they are composed of a number of major international financial institutions. Maximum risk of loss on these contracts is limited to the amount of the difference between the spot rate at the date of the contract delivery and the contracted rate.


Dividend Policy

The company's Board of Directors has a policy to pay a cash dividend on common stock each quarter when feasible. In setting dividend payments, the board considers the dividend rate in relation to the company's recent and projected earnings and its capital investment opportunities and requirements. The company has paid a dividend each year since 1934.


Forward-Looking Statements

The company wants to caution readers that any forward-looking statements (those which talk about the company's or management's current expectations as to the future) in this Annual Report or made by the company management involve risks and uncertainties which may change based on various important factors. Words such as "estimate," "project," "plan," "believe," "expect" and similar expressions may identify such forward-looking statements. Some of the factors which could cause future financial performance to differ materially from the expectations as expressed in any forward-looking statement made by or on behalf of the company include:

 .  changes in postal regulations
 .  timely development and acceptance of new products
 .  success in gaining product approval in new markets where regulatory approval is required
 .  successful entry into new markets
 .  mailers' utilization of alternative means of communication or competitors' products
 .  our success at managing customer credit risk
 .  changes in interest rates

Summary of Selected Financial Data
(Dollars in thousands, except per share data)

                                                                      Years ended December 31
                                            ---------------------------------------------------------------------------
                                                    1999           1998            1997           1996             1995
                                            ---------------------------------------------------------------------------
Total revenue                               $  4,432,608   $  4,090,915      $3,846,767   $  3,642,564     $  3,389,153
Costs and expenses                             3,448,036      3,266,311       3,098,342      3,001,805        2,801,589
                                            ---------------------------------------------------------------------------
Income from continuing operations
     before income taxes                         984,572        824,604         748,425        640,759          587,564
Provision for income taxes                       325,413        282,092         256,073        198,230          200,192
                                            ---------------------------------------------------------------------------
Income from continuing operations                659,159        542,512         492,352        442,529          387,372
Discontinued operations                          (22,947)        33,882          33,675         26,884          195,768
                                            ---------------------------------------------------------------------------
Net income                                  $    636,212     $  576,394      $  526,027     $  469,413       $  583,140
                                            ===========================================================================
Basic earnings per share:
     Continuing operations                         $2.47         $1.98           $1.70          $1.48            $1.28
     Discontinued operations                        (.09)          .12             .12            .09              .65
                                            ---------------------------------------------------------------------------
     Net income                                    $2.38         $2.10           $1.82          $1.57            $1.93
                                            ===========================================================================
Diluted earnings per share:
     Continuing operations                         $2.42         $1.94           $1.68          $1.47            $1.27
     Discontinued operations                        (.08)          .12             .12            .09              .64
                                            ---------------------------------------------------------------------------
     Net income                                    $2.34         $2.06           $1.80          $1.56            $1.91
                                            ===========================================================================
Total dividends on common, preference
     and preferred stock                        $272,866      $247,484        $231,392       $206,115         $181,657
Dividends per share of common stock                $1.02          $.90            $.80           $.69             $.60
Average common and potential common
     shares outstanding                      272,006,143   279,656,603     292,517,116    301,303,356      304,739,952

Balance Sheet at December  31
Total assets                                  $8,222,672    $7,661,039      $7,893,389     $8,155,722       $7,844,648
Long-term debt                                $1,997,856    $1,712,937      $1,068,395     $1,300,434       $1,048,515
Capital lease obligations                         $6,372        $8,384         $10,142        $12,631          $14,241
Stockholders' equity                          $1,625,610    $1,648,002      $1,872,577     $2,239,046       $2,071,100
Book value per common share                        $6.13         $6.09           $6.69          $7.56            $6.90
Ratios
Profit margin-continuing operations:
     Pretax earnings                               22.2%         20.2%           19.5%          17.6%            17.3%
     After-tax earnings                            14.9%         13.3%           12.8%          12.1%            11.4%
Return on stockholders' equity                     39.1%         35.0%           28.1%          21.0%            28.2%
Debt to total capital                              69.1%         66.6%           64.2%          60.5%            62.2%
Other
Common stockholders of record                     32,754        32,210          31,092         32,258           32,859
Total employees                                   30,628        30,869          29,368         28,160           27,366

See notes, pages 52 through 68

Consolidated Statements of Income
(Dollars in thousands, except per share data)

                                                                                       Years ended December 31
                                                                             -----------------------------------------
                                                                                   1999           1998            1997
                                                                             -----------------------------------------
Revenue from:
     Sales                                                                   $2,180,255   $  1,993,546    $  1,834,057
     Rentals and financing                                                    1,696,952      1,581,866       1,529,154
     Support services                                                           555,401        515,503         483,556
                                                                             -----------------------------------------
       Total revenue                                                          4,432,608      4,090,915       3,846,767
                                                                             -----------------------------------------
Costs and expenses:
     Cost of sales                                                            1,220,124      1,146,404       1,081,537
     Cost of rentals and financing                                              469,912        419,123         401,345
     Selling, service and administrative                                      1,519,349      1,443,080       1,367,862
     Research and development                                                   108,900        100,806          89,463
     Other income                                                               (49,574)             -               -
     Interest expense                                                           184,371        162,092         161,867
     Interest income                                                             (5,046)        (5,194)         (3,732)
                                                                             -----------------------------------------
       Total costs and expenses                                               3,448,036      3,266,311       3,098,342
                                                                             -----------------------------------------
Income from continuing operations before
     income taxes                                                               984,572        824,604         748,425
Provision for income taxes                                                      325,413        282,092         256,073
                                                                             -----------------------------------------
Income from continuing operations                                               659,159        542,512         492,352
Income from discontinued operations,
     net of income tax                                                              971         33,882          33,675
Loss on sale of discontinued operations,
     net of income tax                                                          (23,918)             -               -
                                                                             -----------------------------------------
Net income                                                                   $  636,212     $  576,394    $    526,027
                                                                             =========================================
Basic earnings per share:
     Income from continuing operations                                            $2.47          $1.98           $1.70
     Discontinued operations                                                       (.09)           .12             .12
                                                                             -----------------------------------------
     Net income                                                                   $2.38          $2.10           $1.82
                                                                             =========================================
Diluted earnings per share:
     Income from continuing operations                                            $2.42          $1.94           $1.68
     Discontinued operations                                                       (.08)           .12             .12
                                                                             -----------------------------------------
     Net income                                                                   $2.34          $2.06           $1.80
                                                                             =========================================

See notes, pages 52 through 68

Consolidated Balance Sheets
(Dollars in thousands, except share data)

                                                                                  December 31
                                                                        ------------------------------
                                                                                1999              1998
                                                                        ------------------------------
Assets
Current assets:
     Cash and cash equivalents                                            $  254,270        $  125,684
     Short-term investments, at cost which approximates market                 2,414             3,302
     Accounts receivable, less allowances:
      1999, $28,716; 1998, $24,665                                           432,224           382,406
     Finance receivables, less allowances:
      1999, $48,056; 1998, $51,232                                         1,779,696         1,400,786
     Inventories                                                             257,452           266,734
     Other current assets and prepayments                                    128,662           330,051
     Net assets of discontinued operations                                   487,856                 -
                                                                        ------------------------------
       Total current assets                                                3,342,574         2,508,963

Property, plant and equipment, net                                           484,181           477,476
Rental equipment and related inventories, net                                810,788           806,585
Property leased under capital leases, net                                     11,140             3,743
Long-term finance receivables, less
 allowances: 1999, $56,665; 1998, $79,543                                  1,907,431         1,999,339
Investment in leveraged leases                                               969,589           827,579
Goodwill, net of amortization: 1999,
 $54,848; 1998, $47,514                                                      226,764           222,980
Other assets                                                                 470,205           814,374
                                                                        ------------------------------
Total assets                                                              $8,222,672        $7,661,039
                                                                        ==============================

Liabilities and stockholders' equity
Current liabilities:
     Accounts payable and accrued liabilities                             $  915,826        $  898,548
     Income taxes payable                                                    255,201           194,443
     Notes payable and current portion of long-term obligations            1,320,332         1,259,193
     Advance billings                                                        381,405           369,628
                                                                        ------------------------------
       Total current liabilities                                           2,872,764         2,721,812

Deferred taxes on income                                                   1,082,019           920,521
Long-term debt                                                             1,997,856         1,712,937
Other noncurrent liabilities                                                 334,423           347,670
                                                                        ------------------------------
       Total liabilities                                                   6,287,062         5,702,940
                                                                        ------------------------------

Preferred stockholders' equity in a subsidiary company                       310,000           310,097
Stockholders' equity:
     Cumulative preferred stock, $50 par value, 4% convertible                    29                34
     Cumulative preference stock, no par value, $2.12 convertible              1,841             2,031
     Common stock, $1 par value (480,000,000 shares
      authorized; 323,337,912 shares issued)                                 323,338           323,338
     Capital in excess of par value                                           17,382            16,173
     Retained earnings                                                     3,437,185         3,073,839
     Accumulated other comprehensive income                                  (93,015)          (88,217)
     Treasury stock, at cost (58,642,966 shares)                          (2,061,150)       (1,679,196)
                                                                        ------------------------------
       Total stockholders' equity                                          1,625,610         1,648,002
                                                                        ------------------------------
Total liabilities and stockholders' equity                                $8,222,672        $7,661,039
                                                                        ==============================

See notes, pages 52 through 68

Consolidated Statements of Cash Flows
(Dollars in thousands)

                                                                                  Years ended December 31
                                                                           ------------------------------------
                                                                                1999        1998           1997
                                                                           ------------------------------------
Cash flows from operating activities:
 Net income                                                                $ 636,212   $ 576,394     $  526,027
 Loss on sale of discontinued operations                                      23,918           -              -
 Adjustments to reconcile net income to net cash provided
  by operating activities:
     Depreciation and amortization                                           412,104     361,333        300,086
     Increase in deferred taxes on income                                    158,803      64,805        185,524
     Pension plan investment                                                 (67,000)          -             -
     Change in assets and liabilities:
       Accounts receivable                                                   (47,737)    (32,658)       (11,295)
       Net investment in internal finance receivables                       (178,898)   (219,141)      (184,709)
       Inventories                                                            11,341     (11,522)        30,526
       Other current assets and prepayments                                  (29,383)    (33,731)       (62,635)
       Accounts payable and accrued liabilities                                6,174      52,364         29,090
       Income taxes payable                                                   76,069      46,909        (62,910)
       Advance billings                                                       10,667       8,489         33,607
     Other, net                                                              (31,184)    (41,214)       (72,738)
                                                                           ------------------------------------
     Net cash provided by operating activities                               981,086     772,028        710,573
                                                                           ------------------------------------
Cash flows from investing activities:
 Short-term investments                                                          659      (1,655)          (388)
 Net investment in fixed assets                                             (304,898)   (298,415)      (244,065)
 Net investment in finance receivables                                      (184,182)    (81,663)        (7,656)
 Net investment in capital and mortgage services                             148,670      (2,324)       672,148
 Investment in leveraged leases                                             (138,527)   (109,217)       (95,600)
 Investment in mortgage servicing rights                                     (28,738)   (211,374)      (105,482)
 Proceeds from sales of subsidiary                                                 -     789,936              -
 Other investing activities                                                  (30,486)     (8,004)           455
                                                                           ------------------------------------
     Net cash (used in) provided by investing activities                    (537,502)     77,284        219,412
                                                                           ------------------------------------
Cash flows from financing activities:
 Increase (decrease) in notes payable, net                                    77,230    (696,157)        89,536
 Proceeds from long-term obligations                                         358,232     837,847              -
 Principal payments on long-term obligations                                 (94,687)   (234,182)      (256,326)
 Proceeds from issuance of stock                                              56,368      49,521         33,396
 Stock repurchases                                                          (438,229)   (578,464)      (662,758)
 Proceeds from preferred stock issued by a subsidiary                              -      10,097        100,000
 Dividends paid                                                             (272,866)   (247,484)      (231,392)
                                                                           ------------------------------------
     Net cash used in financing activities                                  (313,952)   (858,822)      (927,544)
                                                                           ------------------------------------
Effect of exchange rate changes on cash                                       (1,046)     (1,879)          (639)
                                                                           ------------------------------------
Increase (decrease) in cash and cash equivalents                             128,586     (11,389)         1,802
Cash and cash equivalents at beginning of year                               125,684     137,073        135,271
                                                                           ------------------------------------
Cash and cash equivalents at end of year                                   $ 254,270   $ 125,684      $ 137,073
                                                                           ====================================
Interest paid                                                              $ 218,931   $ 187,339      $ 203,870
                                                                           ====================================
Income taxes paid, net                                                     $  67,647   $ 172,638      $ 159,854
                                                                           ====================================

See notes, pages 52 through 68

Consolidated Statements of Stockholders' Equity
(Dollars in thousands, except per share data)

                                                                                                          Accumulated
                                                                 Capital in                                     other     Treasury
                                 Preferred  Preference    Common  excess of Comprehensive     Retained  comprehensive       stock,
                                     stock       stock     stock  par value        income     earnings         income      at cost
                                 -------------------------------------------------------------------------------------------------
Balance, January 1, 1997               $46      $2,369  $323,338    $30,260                 $2,450,294       $(31,297) $  (535,964)
Net income                                                                      $526,027       526,027
Other comprehensive income:
     Translation adjustments                                                     (32,051)                     (32,051)
                                                                                --------
Comprehensive income                                                            $493,976
                                                                                ========
Cash dividends:
     Preferred ($2.00 per share)                                                                    (1)
     Preference ($2.12 per share)                                                                 (179)
     Common ($.80 per share)                                                                  (231,212)
Issuances of common stock                                            (2,741)                                                33,997
Conversions to common stock             (7)       (149)              (1,940)                                                 2,096
Repurchase of common stock                                                                                                (662,758)
Tax credits relating to
 stock options                                                        2,449
                                 -------------------------------------------------------------------------------------------------
Balance, December 31, 1997              39       2,220   323,338     28,028                  2,744,929        (63,348)  (1,162,629)
Net income                                                                      $576,394       576,394
Other comprehensive income:
     Translation adjustments                                                     (24,869)                     (24,869)
                                                                                --------
Comprehensive income                                                            $551,525
                                                                                ========
Cash dividends:
     Preferred ($2.00 per share)                                                                    (1)
     Preference ($2.12 per share)                                                                 (164)
     Common ($.90 per share)                                                                  (247,319)
Issuances of common stock                                           (21,051)                                                58,597
Conversions to common stock             (5)       (189)              (3,106)                                                 3,300
Repurchase of common stock                                                                                                (578,464)
Tax credits relating to
 stock options                                                       12,302
                                 -------------------------------------------------------------------------------------------------
Balance, December 31, 1998              34       2,031   323,338     16,173                  3,073,839        (88,217)  (1,679,196)
Net income                                                                      $636,212       636,212
Other comprehensive income:
     Translation adjustments                                                      (4,798)                      (4,798)
                                                                                --------
Comprehensive income                                                            $631,414
                                                                                ========
Cash dividends:
     Preferred ($2.00 per share)                                                                    (1)
     Preference ($2.12 per share)                                                                 (150)
     Common ($1.02 per share)                                                                 (272,715)
Issuances of common stock                                            (5,431)                                                52,403
Conversions to common stock             (5)       (190)              (3,679)                                                 3,872
Repurchase of common stock                                                                                                (438,229)
Tax credits relating to
 stock options                                                       10,319
                                 -------------------------------------------------------------------------------------------------
Balance, December 31, 1999             $29      $1,841  $323,338    $17,382                 $3,437,185       $(93,015) $(2,061,150)
                                 =================================================================================================

See notes, pages 52 through 68

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

Capitalized computer software costs

The company capitalizes certain costs of internally developed software. Capitalized costs include purchased materials and services, payroll and payroll related costs and interests costs. The cost of internally developed software is amortized on a straight-line basis over appropriate periods, principally three to five years.

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

Revenue

Sales revenue is primarily recognized when a product is shipped. Support services revenue is primarily recognized over the term of the service contract or as services are rendered.

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

It has not been necessary to provide for income taxes on $255 million of cumulative undistributed earnings of subsidiaries outside the U.S. These earnings will be either indefinitely reinvested or remitted substantially free of additional tax. Determination of the liability that would result in the event all of these earnings were remitted to the U.S. is not practicable. It is estimated, however, that withholding taxes on such remittances would approximate $8 million.

Nonpension postretirement benefits and postemployment benefits

It is the company's practice to fund amounts for nonpension postretirement and postemployment benefits as incurred. See Note 11 to the consolidated financial statements.

Earnings per share

Basic earnings per share is based on the weighted average number of common shares outstanding during the year, whereas diluted earnings per share also gives effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares include preference stock, preferred stock and stock option and purchase plan shares.

Foreign exchange

Assets and liabilities of subsidiaries operating outside the U.S. are translated at rates in effect at the end of the period, and revenues and expenses are translated at average rates during the period. Net deferred translation gains and losses are included in accumulated other comprehensive income in stockholders' equity.

The company enters into foreign exchange contracts for purposes other than trading primarily to minimize its risk of loss from exchange rate fluctuations on the settlement of intercompany receivables and payables arising in connection with transfers of finished goods inventories between affiliates and certain intercompany loans. Gains and losses on foreign exchange contracts entered into as hedges are deferred and recognized as part of the cost of the underlying transaction. At December 31, 1999, the company had approximately $331 million of foreign exchange contracts outstanding, most of which mature in 2000, to buy or sell various currencies. Risks arise from the possible non-performance by counterparties in meeting the terms of their contracts and from movements in securities values, interest and/or exchange rates. However, the company does not anticipate non-performance by the counterparties as they are composed of a number of major international financial institutions. Maximum risk of loss on these contracts is limited to the amount of the difference between the spot rate at the date of the contract delivery and the contracted rate.

Foreign currency transaction gains and (losses) net of tax were $(.3) million, $(1.2) million and $.5 million in 1999, 1998 and 1997, respectively.

Reclassification

Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation.

2. Inventories

Inventories consist of the following:

December 31                                  1999      1998
                                         ------------------
Raw materials
 and work in process                     $ 41,149  $ 54,001
Supplies and service parts                122,726   106,864
Finished products                          93,577   105,869
                                         ------------------
Total                                    $257,452  $266,734
                                         ==================


If all inventories valued at LIFO had been stated at current costs, inventories would have been $22.4 million and $24.9 million higher than reported at December 31, 1999 and 1998, respectively.

3. Fixed assets

December 31                                 1999         1998
                                      -----------------------
Land                                  $   34,697   $   34,775
Buildings                                305,111      305,596
Machinery and equipment                  847,390      813,202
                                      -----------------------
                                       1,187,198    1,153,573
Accumulated depreciation                (703,017)    (676,097)
                                      -----------------------
Property, plant and equipment, net    $  484,181   $  477,476
                                      =======================
Rental equipment
 and related inventories              $1,706,306   $1,706,995
Accumulated depreciation                (895,518)    (900,410)
                                      -----------------------
Rental equipment and
 related inventories, net             $  810,788   $  806,585
                                      =======================
Property leased
 under capital leases                 $   27,217   $   19,430
Accumulated amortization                 (16,077)     (15,687)
                                      -----------------------
Property leased
 under capital leases, net            $   11,140   $    3,743
                                      =======================


4. Current liabilities

Accounts payable and accrued liabilities and notes payable and current portion of long-term obligations are comprised as follows:


December 31                                    1999        1998
                                        -----------------------
Accounts payable-trade                   $  233,947  $  265,144
Accrued salaries, wages
 and commissions                            138,132     134,262
Accrued pension benefits                     29,086      95,341
Accrued nonpension
 postretirement benefits                     15,500      15,500
Accrued postemployment benefits               6,900       6,900
Miscellaneous accounts
 payable and accrued liabilities            492,261     381,401
                                        -----------------------
Accounts payable
 and accrued liabilities                 $  915,826  $  898,548
                                        =======================

Notes payable and overdrafts             $1,128,332  $1,051,182
Current portion of long-term debt           190,391     206,253
Current portion of
 capital lease obligations                    1,609       1,758
                                        -----------------------
Notes payable and current
 portion of long-term obligations        $1,320,332  $1,259,193
                                        =======================


In countries outside the U.S., banks generally lend to non-finance subsidiaries of the company on an overdraft or term-loan basis. These overdraft arrangements and term-loans, for the most part, are extended on an uncommitted basis by banks and do not require compensating balances or commitment fees.

Notes payable were issued as commercial paper, loans against bank lines of credit, or to trust departments of banks and others at below prevailing prime rates. Fees paid to maintain lines of credit were $1.0 million in 1999 and $.9 million in 1998 and 1997.

At December 31, 1999, overdrafts outside the U.S. totaled $3.1 million and U.S. notes payable totaled $1.1 billion. Unused credit facilities outside the U.S. totaled $47.7 million at December 31, 1999, of which $35.4 million were for finance operations. In the U.S., the company had unused credit facilities of $1.8 billion at December 31, 1999, largely in support of commercial paper borrowings, of which $1.2 billion were for its finance operations. The weighted average interest rates were 3.6% and 2.9% on notes payable and overdrafts outstanding at December 31, 1999 and 1998, respectively.

The company periodically enters into interest rate swap agreements as a means of managing interest rate risk on both its U.S. and non-U.S. debt. The interest differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The company is exposed to credit losses in the event of non-performance by swap counterparties to the extent of the difference between the fixed and variable rates; such risk is considered minimal.

The company enters into interest rate swap agreements primarily through Pitney Bowes Credit Corporation (PBCC), a wholly-owned subsidiary of the company. It has been the policy and objective of the company to use a balanced mix of debt maturities, variable and fixed rate debt and interest rate swap agreements to manage interest rate risk. The company's variable and fixed rate debt mix, after adjusting for the effect of interest rate swap agreements, was 50% and 50%, respectively, at December 31, 1999. The company utilizes interest rate swap agreements when it considers the economic benefits to be favorable. At December 31, 1999, the company had outstanding interest rate swap agreements with notional principal amounts of $606.1 million and terms expiring at various dates from 2002 to 2009. The company exchanged $256.1 million notional principal amounts of variable commercial paper rates on an equal notional amount of notes payable and overdrafts for fixed rates ranging from 5.5% to 8.9%. In addition, the company exchanged $350.0 million notional principal amounts of fixed rate debt on an equal notional amount of variable rate debt. The variable rates for the swaps are based on six month LIBOR plus a spread, equal to the difference between the fixed rate of the debt and the fixed rate currently available for similar debt.

5. Long-term debt

December 31                                    1999        1998
                                         ----------------------
Non-financial services debt:
     5.50% notes due 2004                $  200,000  $        -
     6.46% notes due 2004                   150,000           -
     5.95% notes due 2005                   300,000     300,000
     Other                                    7,748      11,757
Financial services debt:
   Senior notes:
     6.06% to 6.11% notes due 2000                -      50,000
     5.65% to 6.77% notes due 2001          282,000     282,000
     6.78% to 6.80% notes due 2001          200,000     200,000
     6.63% notes due 2002                   100,000     100,000
     5.65% notes due 2003                   250,000     250,000
     8.80% notes due 2003                   150,000     150,000
     8.63% notes due 2008                   100,000     100,000
     9.25% notes due 2008                   100,000     100,000
     8.55% notes due 2009                   150,000     150,000
   Canadian dollar notes due
     2000 (11.05% to 11.20%)                      -      10,857
Other                                         8,108       8,323
                                         ----------------------
Total long-term debt                     $1,997,856  $1,712,937
                                         ======================


The company has a medium-term note facility, which was established as a part of the company's shelf registrations, permitting issuance of up to $500 million in debt securities with a minimum maturity of nine months, of which $300 million remained available at December 31, 1999.

PBCC has $625 million of unissued debt securities available from a shelf registration statement filed with the Securities and Exchange Commission (SEC) in July 1998. As part of this shelf registration statement, in August 1999, PBCC established a medium-term note program for the issuance from time to time of up to $500 million aggregate principal amount of Medium-Term Notes, Series D, of which $375 million remained available at December 31, 1999.

The annual maturities of the outstanding debt during each of the next five years are as follows: 2000, $190.4 million; 2001, $486.0 million; 2002, $102.2 million; 2003, $401.4 million; 2004, $350.2 million; and $658.1 million thereafter.

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

6. Preferred stockholders' equity in a subsidiary company

Preferred stockholders' equity in a subsidiary company represents 3,000,000 shares of variable term voting preferred stock issued by Pitney Bowes International Holdings, Inc., a subsidiary of the company, which are owned by certain outside institutional investors. These preferred shares are entitled to 25% of the combined voting power of all classes of capital stock. All outstanding common stock of Pitney Bowes International Holdings, Inc., representing the remaining 75% of the combined voting power of all classes of capital stock, is owned directly or indirectly by Pitney Bowes Inc. The preferred stock, $.01 par value, is entitled to cumulative dividends at rates set at auction. The weighted average dividend rate in 1999 and 1998 was 4.0% and 4.1%, respectively. Preferred dividends are reflected as a minority interest in the Consolidated Statements of Income in selling, service and administrative expenses. The preferred stock is subject to mandatory redemption based on certain events, at a redemption price not less than $100 per share, plus the amount of any dividends accrued or in arrears. No dividends were in arrears at December 31, 1999 or 1998.

In 1998, the company sold 100 shares of 9.11% Cumulative Preferred Stock, mandatorily redeemable in 20 years, in a subsidiary company to an institutional investor for approximately $10 million.

7. Capital stock and capital in excess of par value

At December 31, 1999, 480,000,000 shares of common stock, 600,000 shares of cumulative preferred stock, and 5,000,000 shares of preference stock were authorized, and 264,694,946 shares of common stock (net of 58,642,966 shares of treasury stock), 588 shares of 4% Convertible Cumulative Preferred Stock (4% preferred stock) and 67,967 shares of $2.12 Convertible Preference Stock ($2.12 preference stock) were issued and outstanding. In the future, the Board of Directors can issue the balance of unreserved and unissued preferred stock (599,412 shares) and preference stock (4,932,033 shares). This will determine the dividend rate, terms of redemption, terms of conversion (if any) and other pertinent features. At December 31, 1999, unreserved and unissued common stock (exclusive of treasury stock) amounted to 114,964,638 shares.

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

At December 31, 1999, a total of 1,101,725 shares of common stock were reserved for issuance upon conversion of the 4% preferred stock (14,253 shares) and $2.12 preference stock (1,087,472 shares). In addition, 2,124,666 shares of common stock were reserved for issuance under the company's dividend reinvestment and other corporate plans.

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

The company adopted FAS No. 123, "Accounting for Stock-Based Compensation," on January 1, 1996. Under FAS No. 123, companies can, but are not required to, elect to recognize compensation expense for all stock-based awards using a fair value methodology. The company has adopted the disclosure-only provisions, as permitted by FAS No. 123. The company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based plans. Accordingly, no compensation expense has been recognized for the ESP or the ESPP, except for the compensation expense recorded for its performance-based awards under the ESP and the Directors' Stock Plan as discussed herein. If the company had elected to recognize compensation expense based on the fair value method as prescribed by FAS No. 123, net income and earnings per share for the years ended 1999, 1998 and 1997 would have been reduced to the following pro forma amounts:

                                  1999      1998      1997
                              ----------------------------
Net Income
 As reported                  $636,212  $576,394  $526,027
 Pro forma                    $619,625  $567,907  $523,400
Basic earnings per share
 As reported                     $2.38     $2.10     $1.82
 Pro forma                       $2.32     $2.07     $1.81
Diluted earnings per share
 As reported                     $2.34     $2.06     $1.80
 Pro forma                       $2.28     $2.03     $1.79
                              ----------------------------


In accordance with FAS No. 123, the fair value method of accounting has not been applied to awards granted prior to January 1, 1995. Therefore, the resulting pro forma impact may not be representative of that to be expected in future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                   1999   1998   1997
                                   -------------------
Expected dividend yield             2.0%   1.5%   2.0%
Expected stock price volatility      21%    18%    17%
Risk-free interest rate               6%     5%     6%
Expected life (years)                 5      5      5
                                   -------------------


Stock Option Plans

Under the company's stock option plans, certain officers and employees of the U.S. and the company's participating subsidiaries are granted options at prices equal to the market value of the company's common shares at the date of grant. Options generally become exercisable in three equal installments during the first three years following their grant and expire after ten years. In 1999, the plans were amended to allow options granted on or after January 1, 1999 to be fully vested to optionees (or their beneficiaries) in certain events. In addition, the U.S. stock option plan was amended to permit optionees to gift vested options to family members, trusts or partnerships. At December 31, 1999, there were 18,337,216 options available for future grants under these plans. The per share weighted average fair value of options granted was $15 in 1999, $11 in 1998 and $7 in 1997.

The following table summarizes information about stock option transactions:

                                                               Per share
                                                                weighted
                                                                 average
                                                                exercise
                                               Shares              price
                                            ----------------------------
Options outstanding
 at January 1, 1997                         4,377,974                $18
 Granted                                    1,837,730                $30
 Exercised                                   (774,728)               $17
 Canceled                                     (67,852)               $28
                                            ----------------------------
Options outstanding
 at December 31, 1997                       5,373,124                $23
 Granted                                    3,039,344                $47
 Exercised                                   (884,512)               $17
 Canceled                                    (142,953)               $40
                                            ----------------------------
Options outstanding
 at December 31, 1998                       7,385,003                $33
 Granted                                    3,288,716                $65
 Exercised                                   (967,657)               $21
 Canceled                                    (208,065)               $52
                                            ----------------------------
Options outstanding
 at December 31, 1999                       9,497,997                $45
                                            ============================

Options exercisable
 at December 31, 1997                       2,703,734                $18
                                            ============================
Options exercisable
 at December 31, 1998                       2,966,399                $21
                                            ============================
Options exercisable
 at December 31, 1999                       3,790,291                $29
                                            ============================

The following tables summarize information about stock options outstanding and exercisable at December 31, 1999:

                              Options Outstanding
--------------------------------------------------------------------
                                          Weighted         Per share
       Range of                            average          weighted
      per share                          remaining           average
exercise prices         Number    contractual life    exercise price
--------------------------------------------------------------------
$12-$18                780,731           4.2 years               $16
$19-$28              1,219,226           6.1 years               $23
$29-$43              1,636,286           8.1 years               $31
$44-$66              5,861,754           9.5 years               $57
--------------------------------------------------------------------
                     9,497,997           8.4 years
====================================================================

                              Options Exercisable
----------------------------------------------------------------
                                                       Per share
       Range of                                         weighted
      per share                                          average
exercise prices              Number               exercise price
----------------------------------------------------------------
$12-$18                     780,731                          $16
$19-$28                   1,216,861                          $23
$29-$43                     909,569                          $30
$44-$66                     883,130                          $47
----------------------------------------------------------------
                          3,790,291
================================================================

Beginning in 1997, certain employees eligible for performance-based compensation may defer up to 100% of their annual awards, subject to the terms and conditions of the Pitney Bowes Deferred Incentive Savings Plan. Participants may allocate deferred compensation among specified investment choices, including stock options under the U.S. stock option plan. Stock options acquired under this plan are generally exercisable three years following their grant and expire after a period not to exceed ten years. There were 220,647, 156,158 and 90,904 options outstanding under this plan at December 31, 1999, 1998 and 1997, respectively, which are included in outstanding options under the company's U.S. stock option plan. The per share weighted average fair value of options granted was $16 in 1999, $10 in 1998 and $7 in 1997.

The U.S. stock option plan permits the issuance of restricted stock. Restricted stock awards are subject to both tenure and financial performance over three years. The restrictions on the shares are released, in total or in part, only if the executive is still employed by the company at the end of the performance period and if the performance objectives are achieved. The compensation expense for each award is recognized over the performance period. There were no shares awarded in 1999, 1998 and 1997. Compensation expense recorded by the company related to these awards was $1.7 million in 1998 and $4.1 million in 1997.

Employee Stock Purchase Plans

The U.S. ESPP enables substantially all employees to purchase shares of the company's common stock at a discounted offering price. In 1999, the offering price was 90% of the average closing price of the company's common stock on the New York Stock Exchange for the 30 day period preceding the offering date. At no time will the exercise price be less than the lowest price permitted under
Section 423 of the Internal Revenue Code. The U.K. ESPP enables eligible employees of the company's participating U.K. subsidiaries to purchase shares of the company's stock at a discounted offering price. In 1999, the offering price was 90% of the average closing price of the company's common stock on the New York Stock Exchange for the three business days preceding the offering date. The company may grant rights to purchase up to 9,523,018 common shares to its regular employees under these plans. The company granted rights to purchase 1,016,480 shares in 1999, 593,256 shares in 1998, and 855,916 shares in 1997.
The per share fair value of rights granted was $11 in 1999, $7 in 1998 and $4 in 1997 for the U.S. ESPP and $17 in 1999, $14 in 1998 and $9 in 1997 for the U.K. ESPP.

Directors' Stock Plan

Under this plan, each non-employee director is granted 1,400 shares of restricted common stock annually as part of their compensation. Shares granted at no cost to the directors were 12,600 in 1999, 11,600 in 1998 and 10,900 in 1997. Compensation expense recorded by the company was $873,000, $560,000 and $370,000 for 1999, 1998 and 1997, respectively. The shares carry full voting and dividend rights but, except as provided herein, may not be transferred or alienated until the later of (1) termination of service as a director, or, if earlier, the date of a change of control, or (2) the expiration of the six month period following the grant of such shares. In 1999, the Directors' Stock Plan was amended to permit certain dispositions of restricted common stock to family members, trusts or partnerships, as well as donations to charity after the expiration of the six month holding period, provided the director retain restricted common stock with a minimum market value of $350,000. The per share weighted average fair value of shares granted was $57 in 1999, $42 in 1998 and $28 in 1997.

Beginning in 1997, non-employee directors may defer up to 100% of their eligible compensation, subject to the terms and conditions of the Pitney Bowes Deferred Incentive Savings Plan for directors. Participants may allocate deferred compensation among specified investment choices, including stock options under the Directors' Stock Plan. Stock options acquired under this plan are generally exercisable three years following their grant and expire after a period not to exceed ten years. There were 8,823, 4,822 and 1,994 options outstanding under this plan at December 31, 1999, 1998 and 1997, respectively. The per share weighted average fair value of options granted was $14 in 1999, $12 in 1998 and $9 in 1997.

9. Earnings per share

A reconciliation of the basic and diluted earnings per share computations for income from continuing operations for the years ended December 31, 1999, 1998 and 1997 is as follows:
                                                  1999
                                ------------------------------------
                                                                 Per
                                    Income        Shares       Share
                                ------------------------------------
Income from
 continuing operations            $659,159
Less:
 Preferred stock dividends             (1)
 Preference stock dividends          (150)
                                ------------------------------------
Basic earnings per share           659,008   267,504,030       $2.47
                                ------------------------------------
Effect of dilutive securities:
 Preferred stock                         1        15,185
 Preference stock                      150     1,143,691
 Stock options                                 3,008,359
 Other                                           334,878
                                ------------------------------------
Diluted earnings per share        $659,159   272,006,143       $2.42
                                ====================================

                                                  1998
                                ------------------------------------
                                                                 Per
                                    Income        Shares       Share
                                ------------------------------------
Income from
 continuing operations            $542,512
Less:
 Preferred stock dividends              (1)
 Preference stock dividends           (164)
                                ------------------------------------
Basic earnings per share           542,347   274,977,135       $1.98
                                ------------------------------------
Effect of dilutive securities:
 Preferred stock                         1        16,863
 Preference stock                      164     1,250,592
 Stock options                                 2,892,149
 Other                                           519,864
                                ------------------------------------
Diluted earnings per share        $542,512   279,656,603       $1.94
                                ====================================

                                                  1997
                                -------------------------------------
                                                                  Per
                                    Income          Shares      Share
                                -------------------------------------

Income from
 continuing operations            $492,352
Less:
 Preferred stock dividends             (1)
 Preference stock dividends          (179)
                                -------------------------------------
Basic earnings per share           492,172     288,782,996      $1.70
                                -------------------------------------

Effect of dilutive securities:
 Preferred stock                         1          21,420
 Preference stock                      179       1,355,116
 Stock options                                   2,068,442
 Other                                             289,142
                                -------------------------------------
Diluted earnings per share        $492,352     292,517,116      $1.68
                                =====================================
10. Taxes on income

Income from continuing operations before income taxes and the provision for income taxes consist of the following:

                                                 Years ended December 31
                                            ---------------------------------
                                                1999          1998       1997
                                            ---------------------------------
Income from continuing
 operations before
 income taxes:
 U.S.                                       $865,981      $732,214  $ 663,194
 Outside the U.S.                            118,591        92,390     85,231
                                           ----------------------------------
Total                                       $984,572      $824,604  $ 748,425
                                           ==================================
Provision for income taxes:
 U.S. federal:
  Current                                   $163,553      $ 87,326  $  92,517
  Deferred                                    72,927       130,479    108,645
                                           ----------------------------------
                                             236,480       217,805    201,162
                                           ----------------------------------
 U.S. state and local:
  Current                                     42,887        21,046     39,313
  Deferred                                     7,997        23,566     (6,969)
                                           ----------------------------------
                                              50,884        44,612     32,344
                                           ----------------------------------
 Outside the U.S.:
  Current                                     32,236        29,919     33,596
  Deferred                                     5,813       (10,244)   (11,029)
                                           ----------------------------------
                                              38,049        19,675     22,567
                                           ----------------------------------
 Total current                               238,676       138,291    165,426
 Total deferred                               86,737       143,801     90,647
                                           ----------------------------------
Total                                       $325,413      $282,092   $256,073
                                           ==================================

Including discontinued operations, the provision for income taxes consists of the following:

                                                 Years ended December 31
                                           -----------------------------------
                                                 1999          1998       1997
                                           -----------------------------------
U.S. federal                                 $223,699      $236,031   $219,291
U.S. state and local                           47,460        45,767     35,213
Outside the U.S.                               38,049        19,675     22,567
                                           -----------------------------------
Total                                        $309,208      $301,473   $277,071
                                           ===================================


A reconciliation of the U.S. federal statutory rate to the company's effective tax rate for continuing operations follows:

                                    1999   1998    1997
                                    -------------------
U.S. federal statutory rate         35.0%  35.0%  35.0%
State and local income taxes         3.4    3.5    2.9
Foreign tax differential            (0.4)  (1.5)  (1.0)
Partnership leasing transactions    (2.7)  (1.5)  (0.3)
Life insurance investment              -   (0.3)  (0.8)
Other                               (2.2)  (1.0)  (1.6)
                                    -------------------
Effective income tax rate           33.1%  34.2%  34.2%
                                    ===================
58

The effective tax rate for discontinued operations in 1999, 1998 and 1997 differs from the statutory rate due primarily to state and local income taxes.

Deferred tax liabilities and (assets)

December 31                                       1999         1998
                                            -----------------------
Deferred tax liabilities:
 Depreciation                               $  117,657   $  113,455
 Deferred profit
  (for tax purposes) on
  sales to finance subsidiaries                429,955      416,941
 Lease revenue and
  related depreciation                         855,000      823,914
 Loss on the sale of preferred stock            99,781            -
 Other                                         150,276      134,147
                                            -----------------------
Deferred tax liabilities                     1,652,669    1,488,457
                                            -----------------------
Deferred tax assets:
 Nonpension postretirement
  benefits                                    (122,064)    (122,481)
 Inventory and
  equipment capitalization                     (38,348)     (40,745)
 Net operating loss carryforwards              (38,175)     (42,950)
 Other                                        (218,797)    (219,947)
 Valuation allowance                            35,443       39,872
                                            -----------------------
Deferred tax assets                           (381,941)    (386,251)
                                            -----------------------
Net deferred taxes                           1,270,728    1,102,206
Less: Current net deferred taxes (a)           188,709      181,685
                                            -----------------------
Deferred taxes on income                    $1,082,019   $  920,521
                                            =======================

(a) The table of deferred tax liabilities and (assets) above includes $188.7 million and $181.7 million for 1999 and 1998, respectively, of current net deferred taxes, which are included in income taxes payable in the Consolidated Balance Sheets.

The decrease in the deferred tax asset for net operating loss carryforwards and related valuation allowance was mainly due to the utilization of foreign tax loss carryforwards in Germany and Australia. At December 31, 1999 and 1998, approximately $82.9 million and $90.6 million, respectively, of net operating loss carryforwards were available to the company. Most of these losses can be carried forward indefinitely.

11. Retirement plans and nonpension
    postretirement benefits

The company has several defined benefit and defined contribution pension plans covering substantially all employees worldwide. Benefits are primarily based on employees' compensation and years of service. Company contributions are determined based on the funding requirements of U.S. federal and other governmental laws and regulations.

During 1997, the company announced that it amended its U.S. defined benefit pension plan to a pay equity plan for most of its active U.S. employees. A pay equity plan is a defined benefit pension plan in which pension benefits are defined as a lump sum amount based on final average pay. The prior plan was a defined benefit plan in which pension benefits were defined as annual annuity amounts based on final average pay. In addition, the company enhanced the employer contributions to the U.S. defined contribution plan. The net impact of these changes was a reduction in 1997 U.S. pension plan costs of approximately $15.4 million and a reduction in the projected benefit obligation for the U.S. defined benefit plan of $74.3 million. The reduction in pension costs and the projected benefit obligation result from the fact that the value of pension benefits are lower under the pay equity plan than under the prior plan using the actuarial assumptions disclosed.

The company contributed $19.7 million, $32.0 million and $16.9 million to its defined contribution plans in 1999, 1998 and 1997, respectively.

The change in benefit obligations and plan assets and the funded status for defined benefit pension plans is as follows:

                                                                                  Pension Benefits
                                                                     -----------------------------------------------
                                                                          United States              Foreign
                                                                     -----------------------   ---------------------
December 31                                                                1999         1998        1999        1998
Change in benefit obligation:
Benefit obligations at beginning of year                             $1,030,379   $  968,950   $ 204,510   $ 179,713
Service cost                                                             24,863       22,754       5,770       5,641
Interest cost                                                            73,340       70,341      12,171      12,293
Amendments                                                                    -            -       2,619       1,393
Actuarial (gain) loss                                                   (58,808)      40,708      (2,969)     19,722
Foreign currency changes                                                      -            -      (1,102)     (4,543)
Benefits paid                                                           (73,202)     (72,374)    (10,587)     (9,709)
                                                                     -----------------------------------------------
Benefit obligations at end of year                                   $  996,572   $1,030,379   $ 210,412   $ 204,510
                                                                     ===============================================

Change in plan assets:
Fair value of plan assets at beginning of year                       $1,023,417   $  959,632   $ 202,579   $ 209,629
Actual return on plan assets                                            320,251      134,853      30,672       2,819
Company contribution                                                     68,921        1,306       7,782       6,396
Foreign currency changes                                                      -            -         299      (6,556)
Benefits paid                                                           (73,202)     (72,374)    (10,357)     (9,709)
                                                                     -----------------------------------------------
Fair value of plan assets at end of year                             $1,339,387   $1,023,417   $ 230,975   $ 202,579
                                                                     ===============================================

Funded status                                                        $  342,815   $   (6,962)  $  20,561   $  (1,931)
Unrecognized actuarial (gain) loss                                     (315,968)     (23,902)     (7,975)      8,353
Unrecognized prior service cost                                         (42,535)     (46,318)      4,756       5,448
Unrecognized transition cost                                             (3,099)      (6,278)     (5,987)     (6,221)
                                                                     -----------------------------------------------
(Accrued) prepaid benefit cost                                       $  (18,787)  $  (83,460)  $  11,355   $   5,649
                                                                     ===============================================

Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid benefit cost                                                 $   12,887   $        -   $  19,683   $  16,181
Accrued benefit liability                                               (31,674)     (83,460)     (8,328)    (10,532)
Additional minimum liability                                                  -            -        (728)       (136)
Intangible asset                                                              -            -         728         136
                                                                     -----------------------------------------------
(Accrued) prepaid benefit cost                                       $  (18,787)  $  (83,460)  $  11,355   $   5,649
                                                                     ===============================================

Weighted average assumptions:
Discount rate                                                             7.75%        7.00%   3.0%-7.0%   3.5%-7.0%
Expected return on plan assets                                            9.30%        9.30%   4.0%-8.3%   4.0%-8.3%
Rate of compensation increase                                             4.25%        4.25%   2.0%-4.5%   2.0%-5.0%

At December 31, 1999, 4,900 shares of the company's common stock with a fair value of $.2 million were included in the plan assets of the company's pension plan.

The company provides certain health care and life insurance benefits to eligible retirees and their dependents. The cost of these benefits are recognized over the period the employee provides credited service to the company. Substantially all of the company's U.S. and Canadian employees become eligible for retiree health care benefits after reaching age 55 and with the completion of the required service period. Postemployment benefits included primarily company-provided medical benefits to disabled employees and company-provided life insurance as well as other disability and death-related benefits to former or inactive employees, their beneficiaries and covered dependents.

During 1997, the company amended its retiree medical program for current and future retirees of Pitney Bowes Management Services who will now have increased contributions.

During 1999, the company amended its retiree medical program to increase plan participants' contributions for current and future retirees and to eliminate retiree life insurance for future retirees.

The change in benefit obligations and plan assets and the funded status for nonpension postretirement benefit plans is as follows:

                                       Nonpension Postretirement Benefits
                                       ----------------------------------
December 31                                      1999            1998
                                       ----------------------------------
Change in benefit obligation:
Benefit obligations at
 beginning of year                          $ 314,699       $ 306,722
Service cost                                    9,003           9,423
Interest cost                                  15,733          18,952
Plan participants' contributions                1,575           1,305
Actuarial gain                                (13,002)           (720)
Foreign currency changes                          343            (464)
Benefits paid                                 (23,781)        (19,938)
Plan amendments                               (39,800)           (581)
                                       ----------------------------------
Benefit obligations at end of year          $ 264,770       $ 314,699
                                       ==================================

                                        Nonpension Postretirement Benefits
                                       ----------------------------------
December 31                                      1999            1998
                                            -----------------------------
Change in plan assets:
Fair value of plan assets at
 beginning of year                          $       -       $       -
Company contribution                           22,206          18,633
Plan participants' contributions                1,575           1,305
Benefits paid                                 (23,781)        (19,938)
                                            -----------------------------
Fair value of plan assets at end of year    $       -       $       -
                                            =============================

Funded status                               $(264,770)      $(314,699)
Unrecognized actuarial gain                   (15,093)         (2,094)
Unrecognized prior service cost               (34,679)         (7,826)
                                            -----------------------------
Accrued benefit cost                        $(314,542)      $(324,619)
                                            =============================

The assumed weighted average discount rate used in determining the accumulated postretirement benefit obligations was 7.75% in 1999 and 7.0% in 1998.

The components of the net periodic benefit cost for defined pension plans and nonpension postretirement benefit plans are as follows:

                                                                         Pension Benefits
                                                 -----------------------------------------------------------------
                                                             United States                       Foreign
                                                 --------------------------------     ----------------------------
                                                       1999       1998       1997       1999       1998       1997
                                                 -----------------------------------------------------------------
Service cost                                       $ 24,863   $ 22,754   $ 22,780   $  5,770   $  5,641   $  6,771
Interest cost                                        73,340     70,341     67,111     12,171     12,293     12,515
Expected return on plan assets                      (87,845)   (78,100)   (75,518)   (15,936)   (14,779)   (14,676)
Amortization of transition cost                      (3,179)    (3,179)    (3,179)    (1,555)    (1,604)    (1,614)
Amortization of prior service costs                  (3,784)    (3,784)    (3,766)     1,601      1,595      1,477
Recognized net actuarial loss                           854        559        977      1,716          -          7
                                                 -----------------------------------------------------------------
Net periodic benefit cost                          $  4,249   $  8,591   $  8,405   $  3,767   $  3,146   $  4,480
                                                 =================================================================


                                                 Nonpension Postretirement Benefits
                                                 ----------------------------------
                                                       1999        1998        1997
                                                 ----------------------------------
Service cost                                       $  9,003    $  9,423    $  9,688
Interest cost                                        15,733      18,952      18,770
Amortization of prior
 service costs                                      (12,972)    (15,873)    (16,045)
Recognized net actuarial loss                            41          58           -
                                                 ----------------------------------
Net periodic benefit cost                          $ 11,805    $ 12,560    $ 12,413
                                                 ==================================

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations was 7.75% in 1999 and 7.0% in 1998. This was assumed to gradually decline to 4.75% by the year 2003 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

                                         1-Percentage-    1-Percentage-
                                         Point Increase   Point Decrease
                                         -------------------------------
Effect on total of service
 and interest cost components                   $ 1,238          $ 1,179
Effect on postretirement
 benefit obligation                             $11,581          $11,030

12. Discontinued Operations

On January 14, 2000, the company sold Atlantic Mortgage & Investment Corporation
(AMIC), a wholly-owned subsidiary of the company to ABN AMRO North America. The company received approximately $484 million in cash at closing. In connection with the sale, the company recorded a loss of approximately $27.6 million (net of taxes of $18.4 million) for the year ended December 31, 1999. The transaction is subject to post-closing adjustments.

Revenue of AMIC was $114.9 million, $129.6 million and $73.2 million for the years ended December 31, 1999, 1998, and 1997, respectively. Net interest expense allocated to AMIC's discontinued operation was $5.6 million, $4.9 million and $.1 million for the years ended December 31, 1999, 1998 and 1997, respectively. Interest has been allocated based on AMIC's net intercompany borrowing levels with PBCC, charged at PBCC's weighted average borrowing rate, offset by the interest savings PBCC realizes due to borrowings against AMIC's escrow deposits as opposed to regular commercial paper borrowings.

On October 30, 1998, Colonial Pacific Leasing Corporation (CPLC), a wholly-owned subsidiary of the company, transferred the operations, employees and substantially all assets related to its broker-oriented external financing business to General Electric Capital Corporation (GECC), a subsidiary of the General Electric Company. The company received approximately $790 million at closing. In connection with this transaction, the company recorded a gain of approximately $3.7 million (net of taxes of $2.0 million) for the year ended December 31, 1999. This gain resulted from the settlement of post-closing adjustments in 1999 related to the sale, offset by the cost of settlement with regard to a dispute with GECC over certain assets that were included in the sale.

Revenue of CPLC was $113.8 million and $180.5 million for the years ended December 31, 1998 and 1997, respectively. Income from discontinued operations includes allocated interest expense of $33.9 million and $46.2 million for the years ended December 31, 1998 and 1997, respectively. Interest expense has been allocated based on CPLC's intercompany borrowing levels with PBCC, charged at PBCC's weighted average borrowing rate.

Operating results of both AMIC and CPLC have been segregated and reported as discontinued operations in the Consolidated Statements of Income. Prior year results have been reclassified to conform to the current year presentation. Net assets of AMIC's discontinued operations have been separately classified in the Consolidated Balance Sheet at December 31, 1999. Cash flow impacts of discontinued operations have not been segregated in the Consolidated Statements of Cash Flows. Details of income from discontinued operations, net of income tax, are as follows:

                                 1999     1998     1997
                                -----------------------
AMIC                            $ 971  $25,429  $16,650
CPLC                                -    8,453   17,025
                                -----------------------
Income from
 discontinued operations        $ 971  $33,882  $33,675
                                =======================

13. Commitments, contingencies and
    regulatory matters

The company's finance subsidiaries had no unfunded commitments to extend credit to customers at December 31, 1999. The company evaluates each customer's creditworthiness on a case-by-case basis. Upon extension of credit, the amount and type of collateral obtained, if deemed necessary by the company, is based on management's credit assessment of the customer. Fees received under the agreements are recognized over the commitment period. The maximum risk of loss arises from the possible non-performance of the customer to meet the terms of the credit agreement. As part of the company's review of its exposure to risk, adequate provisions are made for finance assets, which may be uncollectible.

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

The company is subject to federal, state and local laws and regulations relating to the environment and is currently named as a member of various groups of potentially responsible parties in administrative or court proceedings. As previously announced by the company, in 1996 the Environmental Protection Agency
(EPA) issued an administrative order directing the company to be part of a soil cleanup program at the Sarney Farm site in Amenia, New York. The site was operated as a landfill between the years 1968 and 1970 by parties unrelated to the company, and wastes from a number of industrial sources were disposed there. The company does not concede liability for the condition of the site, but is working with the EPA to identify and then seek reimbursement from, other potentially responsible parties. Based on the facts presently known, the company estimates the total cost of our remediation effort to be approximately $5 million. This amount has been recorded as a liability in the Consolidated Balance Sheet at December 31, 1999. All of these proceedings are at various stages of activity, and it is difficult to estimate with any certainty the total cost of remediating, the timing or extent of remedial actions which may be required by governmental authorities. However, the company does not believe that the outcome of these proceedings will have a material adverse effect on its financial condition or results of operations.

In January 2000, the U.S. Postal Service (USPS) issued a proposed schedule for the phaseout of manually reset electronic meters in the U.S. As of February 1, 2000, new placements of manually reset electronic meters would no longer be permitted. Current users of manually reset electronic meters can continue to use these meters for the term of their current rental and lease agreements. Based on the proposed schedule, the company believes that the phaseout of manually reset electronic meters will not cause a material adverse financial impact on the company.

As a result of the company's aggressive efforts to meet the USPS mechanical meter migration phaseout schedule combined with the company's ongoing and continuing investment in advanced postage evidencing technologies, mechanical meters represented less than 1% of the company's installed U.S. meter base at December 31, 1999, compared with 10% at December 31, 1998. At December 31, 1999, over 99% of the company's installed U.S. meter base is electronic or digital, compared with 90% at December 31, 1998. The company continues to work, in close cooperation with the USPS, to convert those mechanical meter customers who have not migrated to digital or electronic meters.

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

During the period from May 1995 through December 31, 1999, the company has submitted extensive comments to a series of proposed IBIP specifications issued by the USPS. In July 1999, the USPS issued the latest set of proposed specifications, entitled "Performance Criteria for Information Based Indicia and Security Architecture for Open IBI Postage Evidencing Systems" (the IBI Performance Criteria). The company has submitted comments to the IBI Performance Criteria.

As of December 31, 1999, the company is in the process of finalizing the development of both PC and Internet versions of a product which satisfy the proposed IBI Performance Criteria. These products are currently in the final phase of beta testing and are expected to be ready for market upon final approval from the USPS.

In June 1999, the company was served with a Civil Investigative Demand (CID) from the Justice Department's Antitrust Division. A CID is a tool used by the Antitrust Division for gathering information and documents. The company believes that the Justice Department may be reviewing the company's efforts to protect its intellectual property rights. The company believes it has complied fully with the antitrust laws and is cooperating fully with the department's investigation.

In August 1999, the USPS and the company announced that they had reached an agreement (USPS Settlement) resolving a lawsuit filed by the company in 1997. The lawsuit arose out of a dispute over a 1978 Statement of Understanding authorizing the company to offer Postage by Phone(R), its proprietary version of the Computerized Meter Resetting System. Under the terms of the agreement, the company received $51.8 million, representing a portion of the financial benefit that the USPS obtained as a result of the revised regulations. This payment, net of related legal expenses of $2.2 million, was recorded as other income in the Consolidated Statement of Income for the year ended December 31, 1999.

14. Leases

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

Future minimum lease payments under both capital and operating leases at December 31, 1999 are as follows:

                                      Capital  Operating
Years ending December 31               leases     leases
                                      ------------------
2000                                  $ 2,761   $ 56,291
2001                                    2,621     43,873
2002                                    2,216     35,173
2003                                    1,858     23,833
2004                                    1,354     15,420
Thereafter                                538     44,838
                                      ------------------
Total minimum lease payments          $11,348   $219,428
Less: Amount representing interest      3,367   ========
Present value of net minimum          -------
 lease payments                       $ 7,981
                                      =======

Rental expense was $101.2 million, $110.9 million and $116.3 million in 1999, 1998 and 1997, respectively.

15. Financial services

The company has several consolidated finance operations which are engaged in lease financing of the company's products in the U.S., Canada, the U.K., Germany, France, Norway, Ireland, Australia, Austria, Spain, Switzerland and Sweden, as well as other financial services to the commercial and industrial markets in the U.S.

As discussed in Note 12, CPLC transferred the operations, employees and substantially all assets related to its broker-oriented external financing business to GECC in 1998.

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

Under the terms of the agreement, the company transferred external large-ticket finance assets through a sale to GATX Capital and an equity investment in a limited liability company owned by GATX Capital and the company. The company received approximately $867 million in net cash relating to this transaction during 1997, 1998 and 1999. At December 31, 1999, the company retained approximately $167.1 million of equity investment in a limited liability company along with GATX Capital.

Condensed financial data for the consolidated finance operations follows:

Condensed summary of operations


Years ended December 31                     1999        1998        1997
                                      ----------------------------------
Revenue                                 $667,757    $600,693    $608,641
                                      ----------------------------------
Costs and expenses                       244,019     184,213     180,100
Interest, net                            132,913     139,845     167,490
                                      ----------------------------------
 Total expenses                          376,932     324,058     347,590
                                      ----------------------------------
Income before
 income taxes                            290,825     276,635     261,051
Provision for
 income taxes                             71,312      71,952      72,279
                                      ----------------------------------
Income from
 continuing operations                   219,513     204,683     188,772
Income from discontinued
 operations, net of income tax                 -       8,453      17,025
Gain on sale of discontinued
 operations, net of income tax             3,682           -           -
                                      ----------------------------------
Net income                              $223,195    $213,136    $205,797
                                      ==================================
Condensed balance sheet

December 31                                             1999        1998
                                                ------------------------
Cash and cash equivalents                         $  142,782  $   27,057
Finance receivables, net                           1,779,696   1,400,786
Accounts receivable                                   49,413     560,177
Other current assets and
 prepayments                                          98,292      54,846
                                                ------------------------
 Total current assets                              2,070,183   2,042,866
Long-term finance receivables, net                 1,907,431   1,999,339
Investment in leveraged leases                       969,589     827,579
Other assets                                         588,678     315,821
                                                ------------------------
Total assets                                      $5,535,881  $5,185,605
                                                ========================
Accounts payable and
 accrued liabilities                              $  491,036  $  499,204
Income taxes payable                                 179,948     146,913
Notes payable and
 current portion
 of long-term obligations                            933,823     699,453
                                                ------------------------
 Total current liabilities                         1,604,807   1,345,570
Deferred taxes on income                             379,141     349,082
Long-term debt                                     2,030,551   2,097,737
Other noncurrent liabilities                             777         878
                                                ------------------------

 Total liabilities                                 4,015,276   3,793,267
Equity                                             1,520,605   1,392,338
                                                ------------------------
Total liabilities and equity                      $5,535,881  $5,185,605
                                                ========================

Finance receivables are generally due in monthly, quarterly or semiannual installments over periods ranging from three to 15 years. In addition, 16% of the company's net finance assets represent secured commercial and private jet aircraft transactions with lease terms ranging from two to 23 years. The company considers its credit risk for these leases to be minimal since all aircraft lessees are making payments in accordance with lease agreements. The company believes any potential exposure in aircraft investment is mitigated by the value of the collateral as the company retains a security interest in the leased aircraft.

Maturities of gross finance receivables and notes payable for the finance operations are as follows:

                                     Gross finance   Notes payable, current
Years ending December 31               receivables       and long-term debt
                                      -------------------------------------
2000                                    $2,061,297               $  933,823
2001                                       873,138                  482,000
2002                                       571,388                  100,000
2003                                       284,569                  400,000
2004                                        90,149                        -
Thereafter                                 211,275                1,048,551
                                      -------------------------------------
Total                                   $4,091,816               $2,964,374
                                      =====================================

Finance operations' net purchases of Pitney Bowes equipment amounted to $795.4 million, $750.8 million and $667.3 million in 1999, 1998 and 1997, respectively. The components of net finance receivables were as follows:

December 31                                       1999         1998
                                            -----------------------
Gross finance receivables                   $4,091,816   $3,902,585
Residual valuation                             498,386      479,777
Initial direct cost deferred                    53,439       55,176
Allowance for credit losses                   (104,721)    (130,775)
Unearned income                               (851,793)    (906,638)
                                            -----------------------
Net finance receivables                     $3,687,127   $3,400,125
                                            =======================

The company's net investment in leveraged leases is composed of the following elements:

December 31                                      1999          1998
                                           ------------------------
Net rents receivable                       $1,169,114    $  955,563
Unguaranteed residual valuation               623,003       608,858
Unearned income                              (822,528)     (736,842)
                                           ------------------------
Investment in leveraged leases                969,589       827,579
Deferred taxes arising from
 leveraged leases                            (611,717)     (477,814)
                                           ------------------------
Net investment in
 leveraged leases                          $  357,872    $  349,765
                                           ========================
64

Following is a summary of the components of income from leveraged leases:


Years ended December 31                                      1999         1998       1997
                                                          -------------------------------
Pretax leveraged
 lease income                                             $35,954      $20,671     $6,797
Income tax effect                                           5,761        9,990     16,110
                                                          -------------------------------
Income from
 leveraged leases                                         $41,715      $30,661    $22,907
                                                          ===============================

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

Leveraged lease investments include $289.4 million related to commercial real estate facilities, with original lease terms ranging from 17 to 25 years. Also included are ten aircraft transactions with major commercial airlines, with a total investment of $299.0 million with original lease terms ranging from 22 to 25 years and transactions involving locomotives, railcars and rail and bus facilities, with a total investment of $381.2 million and original lease terms ranging from 15 to 44 years.

The company has sold net finance receivables with varying amounts of recourse in privately placed transactions with third-party investors. The uncollected principal balance of receivables sold and guarantee contracts totaled $571.8 million and $545.0 million at December 31, 1999 and 1998, respectively. The maximum risk of loss arises from the possible non-performance of lessees to meet the terms of their contracts and from changes in the value of the underlying equipment. Conversely, these contracts are supported by the underlying equipment value and creditworthiness of customers. As part of the review of its exposure to risk, the company believes adequate provisions have been made for sold receivables, which may be uncollectible.

The company has invested in various types of equipment under operating leases; the net investment at December 31, 1999 and 1998 was not significant.

16. Business segment information

For a description of the company's reportable segments and the types of products and services from which each reportable segment derives its revenue, see "Overview" on page 37. That information is incorporated herein by reference. The information set forth below should be read in conjunction with such information. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, with the exception of the items outlined below.

Operating profit of each segment is determined by deducting from revenue the related costs and operating expenses directly attributable to the segment. Segment operating profit excludes general corporate expenses, income taxes and net interest attributable to corporate debt. Interest from financial services businesses includes intercompany interest. Identifiable assets are those used in the company's operations and exclude cash and cash equivalents, short-term investments and general corporate assets. Long-lived assets exclude finance receivables, investment in leveraged leases and mortgage servicing rights.

Revenue and operating profit by business segment and geographic area for the years ended 1997 to 1999 were as follows:

                                                         Revenue
                                                 ----------------------
(Dollars in millions)                              1999    1998    1997
                                                 ----------------------
Business segments:
 Mailing and
  Integrated Logistics                           $2,992  $2,707  $2,552
 Office Solutions                                 1,266   1,216   1,089
 Capital Services                                   175     168     206
                                                 ----------------------
Total                                            $4,433  $4,091  $3,847
                                                 ======================
Geographic areas:
 United States                                   $3,796  $3,505  $3,285
 Outside the United States                          637     586     562
                                                 ----------------------
Total                                            $4,433  $4,091  $3,847
                                                 ======================

                                                     Operating Profit
                                                 ----------------------
(Dollars in millions)                              1999    1998    1997
                                                 ----------------------
Business segments:
 Mailing and
  Integrated Logistics                           $  798  $  660  $  582
 Office Solutions                                   242     235     197
 Capital Services                                    51      52      48
                                                 ----------------------
Total                                            $1,091  $  947  $  827
                                                 ======================
Geographic areas:
 United States                                   $  978  $  860  $  748
 Outside the United States                          113      87      79
                                                 ----------------------
Total                                            $1,091  $  947  $  827
                                                 ======================

Additional segment information is as follows:

                                                Years ended December 31
                                                -----------------------
(Dollars in millions)                              1999    1998    1997
                                                -----------------------

Depreciation and amortization:
 Mailing and
  Integrated Logistics                           $  178  $  177  $  167
 Office Solutions                                   101      88      74
 Capital Services                                    32      16      15
                                                -----------------------
Total                                            $  311  $  281  $  256
                                                =======================
Net interest expense:
 Mailing and
  Integrated Logistics                           $   73  $   63  $   58
 Office Solutions                                     6       5       5
 Capital Services                                    54      72     104
                                                -----------------------
Total                                            $  133  $  140  $  167
                                                =======================
Net additions to
 long-lived assets:
 Mailing and
  Integrated Logistics                           $  164  $  177  $  176
 Office Solutions                                   134     123      98
 Capital Services                                     8      16     (42)
                                                -----------------------
Total                                            $  306  $  316  $  232
                                                =======================

                                                   December 31
                                                 --------------
(Dollars in millions)                              1999    1998
                                                 --------------
Identifiable assets:
 Mailing and
  Integrated Logistics                           $4,364  $3,893
 Office Solutions                                   959     879
 Capital Services                                 1,945   2,012
                                                 --------------
Total                                            $7,268  $6,784
                                                 ==============

Identifiable long-lived assets by
 geographic areas:
 United States                                   $1,594  $1,561
 Outside the United States                          215     195
                                                 --------------
Total                                            $1,809  $1,756
                                                 ==============


Reconciliation of segment amounts to consolidated totals:

                                      Years ended December 31
                                     ------------------------
(Dollars in millions)                  1999     1998     1997
                                     ------------------------
Operating profit:
 Total operating profit for
  reportable segments                 $1,091   $  947   $ 827
 Unallocated amounts:
  Net interest (corporate
   interest expense, net of
   intercompany transactions)            (46)     (17)      9
  Corporate expense                     (110)    (105)    (88)
  USPS Settlement                         50        -       -
                                     ------------------------
Income from continuing
 operations before
 income taxes                         $  985   $  825   $ 748
                                     ========================
Net interest expense:
 Total interest expense for
  reportable segments                 $  133   $  140   $ 167
 Net interest (corporate
  interest expense, net
  of intercompany
  transactions)                           46       17      (9)
                                     ------------------------
Consolidated net interest
 expense                              $  179   $  157   $ 158
                                     ========================
Depreciation and
 amortization:
 Total depreciation and
  amortization for
  reportable segments                 $  311   $  281   $ 256
 Corporate depreciation                   13       14      13
 Discontinued operations                  88       66      31
                                     ------------------------
Consolidated depreciation
 and amortization                     $  412   $  361   $ 300
                                     ========================
Net additions to
 long-lived assets:
 Total additions for
  reportable segments                 $  306   $  316   $ 232
 Unallocated amounts                       9        6      10
 Discontinued operations                   1        3       8
                                     ------------------------
Consolidated additions to
 long-lived assets                    $  316   $  325   $ 250
                                     ========================

                                           December 31
                                      ---------------------
(Dollars in millions)                   1999           1998
                                      ---------------------
Total assets:
 Notal identifiable assets
  by reportable segments              $7,268         $6,784
 Cash and cash equivalents and
  short-term investments                 257            129
 General corporate assets                217            138
 Discontinued operations                 481            610
                                      ---------------------
Consolidated assets                   $8,223         $7,661
                                      =====================


17. Fair value of financial instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

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

Mortgage servicing rights (MSR) hedge

The fair values of the MSR hedge are obtained from the dealer quotes. The interest rate swap portion represents the estimated amount the company would receive or pay to terminate the agreements, taking into consideration current interest rates and creditworthiness of the counterparties. The interest rate floor portion represents the difference between the market value and amounts paid to enter into the contracts.

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

The estimated fair value of the company's financial instruments at December 31, 1999 is as follows:

                                                                   Carrying            Fair
                                                                   value(a)           value
                                                                ---------------------------
Investment securities                                               $14,748         $16,380
Loans receivable                                                   $614,712        $625,582
Long-term debt                                                  $(2,225,165)    $(2,223,452)
Interest rate swaps                                                   $(272)       $(13,740)
Foreign currency
 exchange contracts                                                  $1,240           $(489)
Residual, conditional
 commitment and financial
 guarantee contracts                                                      -         $(5,800)
Transfer of receivables with
 recourse                                                          $(64,662)       $(64,662)
                                                                ---------------------------
(a) Carrying value includes accrued interest and deferred fee income, where applicable.

The estimated fair value of the company's financial instruments at December 31, 1998 is as follows:
                                                                   Carrying           Fair
                                                                   value(a)          value
                                                               ---------------------------
Investment securities                                               $9,022          $9,898
Loans receivable                                                  $453,558        $469,159
Long-term debt                                                 $(1,954,434)    $(2,058,237)
Interest rate swaps                                                $(2,142)       $(31,912)
Foreign currency
 exchange contracts                                                 $1,867            $652
MSR hedge                                                           $3,950          $2,864
Residual, conditional
 commitment and financial
 guarantee contracts                                               $(2,077)    $    (3,460)
Transfer of receivables with
 recourse                                                         $(42,805)    $   (42,805)
                                                               ---------------------------

(a) Carrying value includes accrued interest and deferred fee income, where applicable.

18. Quarterly financial data (unaudited)

Summarized quarterly financial data (dollars in millions, except for per share data) for 1999 and 1998 follows:

                                                    Three Months Ended
                                          -------------------------------------
1999                                      March 31  June 30   Sept. 30  Dec. 31
                                          -------------------------------------
Total revenue                               $1,049   $1,105     $1,090   $1,188
Cost of sales and rentals
 and financing                              $  408   $  424     $  419   $  440
Income from continuing
 operations                                 $  138   $  158     $  186   $  177
Discontinued operations                          4      (28)         -        1
                                          -------------------------------------
Net income                                  $  142   $  130     $  186   $  178
                                          =====================================
Basic earnings per share:
 Continuing operations                      $  .52   $  .58     $  .70   $  .67
 Discontinued operations                       .01     (.10)         -        -
Net income                                  $  .53   $  .48     $  .70   $  .67
Diluted earnings per share:
 Continuing operations                      $  .51   $  .58     $  .69   $  .66
 Discontinued operations                       .01     (.10)         -        -
                                          -------------------------------------
Net income                                  $  .52   $  .48     $  .69   $  .66
                                          =====================================

                                                     Three Months Ended
                                          -------------------------------------
1998                                      March 31  June 30   Sept. 30  Dec. 31
                                          -------------------------------------
Total revenue                               $  954   $1,015     $1,013   $1,109
Cost of sales and rentals
 and financing                              $  378   $  394     $  385   $  408
Income from continuing
 operations                                 $  123   $  133     $  133   $  154
Discontinued operations                          7        9          8        9
                                          -------------------------------------
Net income                                  $  130   $  142     $  141   $  163
                                          =====================================
Basic earnings per share:
 Continuing operations                      $  .43   $  .49     $  .49   $  .57
 Discontinued operations                       .03      .03        .03      .03
                                          -------------------------------------
Net income                                  $  .46   $  .52     $  .52   $  .60
                                          =====================================
Diluted earnings per share:
 Continuing operations                      $  .43   $  .48     $  .48   $  .56
 Discontinued operations                       .03      .03        .03      .03
                                          -------------------------------------
Net income                                  $  .46   $  .51     $  .51   $  .59
                                          =====================================

The sum of the quarters of 1999 and 1998 may not equal the annual amount due to rounding.

Report of Independent Accountants


To the Stockholders and Board of Directors of Pitney Bowes Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Pitney Bowes Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Stamford, Connecticut
January 20, 2000

Stockholder Information
World Headquarters
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700
(203) 356-5000

www.pitneybowes.com

Annual Meeting

Stockholders are cordially invited to attend the 2000 Annual Meeting at 9:00 a.m., Monday, May 8, 2000, at Pitney Bowes World Headquarters in Stamford, Connecticut. A notice of the meeting, proxy statement and proxy will be mailed to each stockholder under separate cover.

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

Investor Inquiries
All investor inquiries about Pitney Bowes should be addressed to:

MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Rd.
Stamford, CT 06926-0700

Transfer Agent and Registrar:
EquiServe LP
(Formerly First Chicago Company of New York)
PO Box 2500
Jersey City, NJ 07303-2500

Stockholders may call EquiServe at (800) 648-8170.
http://www.equiserve.com
e-mail: equiserve@equiserve.com

Stockholder Inquiries
Communications concerning transfer requirements, lost certificates, dividends, change of address or other stockholder inquiries may be made by calling (800) 648-8170, TDD phone service for the hearing impaired (201) 222-4955, for foreign holders (201) 324-1225, or by writing to the address above.

Dividend Reinvestment Plan

Owners of Pitney Bowes Inc. common stock may purchase common stock, $1 par value, with their dividends through the Dividend Reinvestment Plan. A prospectus and enrollment card may be obtained by calling (800) 648-8170 or by writing to the agent at the address above.

Direct Deposit of Dividends
For information about direct deposit of dividends, please call
(800) 648-8170 or write to the agent at the address above.

Duplicate Mailings
If you receive duplicate mailings because you have more than one account listing, you may wish to save your company money by consolidating your accounts. Please write to the agent at the address above.

Stock Information
Dividends per common share
Quarter                                      1999          1998
                                            -------------------
First                                       $ .255       $ .225
Second                                        .255         .225
Third                                         .255         .225
Fourth                                        .255         .225
                                            -------------------
Total                                       $1.020       $ .900
                                            ===================

Quarterly price ranges of common stock
                                                   1999
Quarter                                       High         Low
                                            ------------------
First                                       71 3/16     60 1/16
Second                                      73 5/16     61 1/16
Third                                       72 1/2      55 3/4
Fourth                                      63 13/16    40 7/8

                                                    1998
Quarter                                       High         Low
                                           -------------------
First                                       51 5/16     42 7/32
Second                                      52 3/16     44 13/16
Third                                       58 3/16     46 5/8
Fourth                                      66 3/8      47 1/8

Trademarks

3 Series, 14 Series, AccuTrac, AddressRight, Arrival, Ascent, ClickStamp, Conquest, D3, DirectNet, DocuMatch, Finalist, ForwardTrak, Fulfillment, Galaxy, iSend, Mail Essentials, Mail List Manager, Mailers Choice, Paragon, Personal Post, PitneyWorks, Postage by Phone, ReUnion, Smart Image, SmartMailer, StreamWeaver, Target Prospects, Universal Access, ValueShip, Weigh-on-the-Way are trademarks or service marks of Pitney Bowes Inc.

Business Rewards, Postal Privilege, Purchase Power, Reserve Account, ValueMax, are trademarks or service marks of Pitney Bowes Financial Services.
All other trademarks are service marks owned by their respective companies.

70